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REGISTRANT'S NAME Merck KGaA

*CURRENT ADDRESS Frankfurter Str. 250
D-64293 Darmstadt
Germany

**FORMER NAME

**NEW ADDRESS

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FEB 05 2007
THOMSON FINANCIAL

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DATE: 2/2/07



1st Quarter 2004 INTERIM REPORT



» Steady on Course «

Cover photo | Ina Seibel and Claudia Wilm in Darmstadt are members of a global Merck team in preclinical oncology research that develops targeted active substances with fewer side effects.

1st Quarter 2004

» Merck Group 1st quarter results show steady growth, driven by Chemicals with an outstanding performance by Liquid Crystals

Sales: +2.5% to EUR 1,803 million

» Results:

Operating result up 3.0% to EUR 191 million

Earnings before interest and tax (EBIT) rise 2.0% to EUR 189 million

Profit before tax increases 9.4% to EUR 163 million

Profit after tax jumps 20% to EUR 102 million

» Expectations for the full year:

Merck continues to expect high double-digit growth in full-year profit after tax with a higher operating result for Chemicals and a lower operating result for Pharmaceuticals than in the previous year.

The Merck Share

The Merck share price rose 14.9% during the 1st quarter to EUR 37.94 on March 31, 2004, from EUR 33.03 on December 30, 2003. Germany's DAX Index declined 2.7% during the same quarter and the MDAX Index, which includes Merck, rose 6.3%. The low for the quarter of EUR 32.00 was recorded on January 21 while the high of EUR 38.82 was reached on March 10. The share price remained near the EUR 38.00 level for the remainder of the quarter, aided by the fantasy created from the sale of VWR International and positive news from the liquid crystal display industry.

The Merck Share Compared to DAX/MDAX


180%
160%
140%
120%
100%
80%
MDAX
DAX
Merck
Apr. 2003
Jul.
Oct.
Jan. 2004
Mar.

Share Data[1)]

	1st Quarter 2004	Year 2003
Earnings per share after tax and minority interest in EUR	0.52	1.15
Price-earnings ratio	(Mar. 31) 72.96	(Dec. 30) 28.72
High share price in EUR	(Mar. 10) 38.82	(Dec. 3) 34.06
Low share price in EUR	(Jan. 21) 32.00	(Mar. 12) 20.01
End share price in EUR	(Mar. 31) 37.94	(Dec. 30) 33.03
Market capitalization in millions of EUR	(Mar. 31) 7,178	(Dec. 30) 6,249
Theoretical number of shares in millions[2)]	189.2	189.2
Actual number of shares in millions	49.5	49.5

1) All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

2) The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 128.7 million is divided into 49.5 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares.

Merck Group

Merck Group sales in the 1st quarter increased 2.5% to EUR 1,803 million. An organic growth rate of 8.4% was hampered by negative currency effects of 5.8%, mainly due to the U.S. dollar which was even weaker than in the previous year. The operating result increased slightly to EUR 191 million (+3.0%). Return on sales (ROS: operating result/sales) rose to 10.6% from 10.5%.

Components of Growth – Merck Group

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–Mar.
Organic growth	8.4	–	–	8.4
Currency effects	–5.8	–	–	–5.8
Acquisitions/ divestitures	0.0	–	–	0.0
Total	2.5	–	–	2.5

Business sectors' shares of 1st quarter sales totaling EUR 1.8 billion


576
(582*)
32%
45%
809
418
(474*)
23%
EUR million
Laboratory Distribution
Chemicals
Pharmaceuticals

*including intragroup sales

Merck announced the sale of its business sector laboratory distribution, VWR International, Inc., for USD 1.68 billion to the private equity firm Clayton, Dubilier & Rice Inc. on February 16. The sale was completed April 7 and proceeds of the sale will be booked in the 2nd quarter. A pro forma calculation excluding this business sector would result in the following figures for the 1st quarter:

Key Figures of the Merck Group without VWR

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	1,283.3	1,205.5	6.4
Operating result	169.4	168.7	0.4
Profit after tax	95.8	80.0	19.8

Likewise, the estimated EUR 47 million profit from the sale of Merck's stake in the Biomet-Merck joint venture (BioMer) will be booked in the 2nd quarter.

Business sectors' contributions* to 1st quarter operating result totaling EUR 191 million


21
10%
29%
59
124
61%

EUR million
- Laboratory Distribution
- Chemicals
- Pharmaceuticals

*without sector Corporate, Consolidation and Other

The operating result for the 1st quarter increased 3.0% to EUR 191 million, boosted by excellent results from Chemicals. Pharmaceuticals was hampered by lower royalty payments from the U.S. sales of Glucophage® products and omeprazole.

Earnings before interest and tax (EBIT) rose 2.0% to EUR 189 million from EUR 185 million in the year-ago quarter.

Sales by Quarter


2,500
2,000
1,500
1,000
500
1,759
1,803
1,800
1,831
1,812
Q I
Q II
Q III
Q IV
EUR million
2003
2004

Operating Result by Quarter


250
200
150
100
50
185
191
191
176
183
Q I
Q II
Q III
Q IV
EUR million
2003
2004

There were minimal exceptional items in the 1st quarter of 2004 and none in the corresponding quarter of 2003.

Profit before tax rose 9.4% to EUR 163 million in the 1st quarter from EUR 149 million the year before as Merck improved its financial results by 28%.

Profit after tax jumped 20% to EUR 102 million, as Merck lowered its tax rate to 38% from 43% in the year-ago quarter.

Effects of Exceptional Items

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Operating result	190.6	185.1	3.0
Exceptional items	-1.8	-	
Profit before tax before exceptional items	164.8	149.0	10.6
Income tax before exceptional items	-61.9	-64.6	-4.1
Profit after tax before exceptional items	102.9	84.4	21.9
Tax rate before exceptional items	37.6%	43.4%	

1st Quarter sales by region totaling EUR 1.8 billion


400
22%
87
5%
43%
778
538
30%
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe

Preparing for the Future

With the February 16 announcement that Merck was selling its business sector laboratory distribution, the company continues on the course it set to focus on Pharmaceuticals and Chemicals. The sale of VWR for USD 1.68 billion leaves Merck virtually free of financial debt. In addition, measures taken last year, such as the capital increase and obtaining investment-grade ratings from the two leading international financial rating agencies, already had resulted in truly outstanding key financial indicators. Net debt continued to decrease in the 1st quarter and gearing (ratio of net debt to net equity) improved to 0.516 compared to 0.621 at the end of 2003. These figures will improve even more dramatically in the 2nd quarter with the inclusion of the proceeds from the VWR sale. Free cash flow in the 1st quarter quadrupled to EUR 299 million from EUR 73 million in the year-ago quarter. This includes the advance payments totaling EUR 238 million from the sale of Merck's interest in BioMer.

General and administrative costs and other expenses have been reined in and the tax rate has been reduced and is expected to remain stable at just under 40%.

This solid financial footing will allow Merck to invest more in expanding and developing its remaining businesses. Research and development costs in the 1st quarter rose 7.8% to EUR 165 million as Merck prepares for the European launch of its first cancer drug, Erbitux™. Merck is confident that Erbitux™ will be approved for the treatment of colorectal cancer patients in the European Union by mid-year following a successful launch last December in Switzerland. Likewise, the rollout of the lipid disorder treatment Niaspan™ is underway in Continental Europe following its launch late last year in the United Kingdom.

Merck also has applied for approval of Erbitux™ for the treatment of colorectal cancer in Mexico and Chile, is pursuing clinical trials in Japan, and is investigating the use of Erbitux™ for other types of cancer. Thirteen abstracts based on clinical trials for Erbitux™ and other cancer treatments in Merck's pipeline – EMD 72000, Theratope® vaccine and L-BLP-25 liposomal vaccine – were accepted for presentation at the prestigious American Society of Clinical Oncology (ASCO) conference to be held in June. Preliminary results of a Phase IIb clinical trial of L-BLP-25 announced on April 2 indicate that overall median survival of patients on the vaccine was 4.4 months longer than patients in the control group. While not statistically significant, these results are encouraging and may lead to a larger international Phase III trial.

Business Sectors

As in 2003, the weak U.S. dollar exerted a negative impact on Merck's sales with all divisions reporting that 1st quarter sales were affected by negative currency exchange rates. The Liquid Crystals division was especially hard hit, reporting a negative currency effect of more than 11%.

Components of Growth in the 1st Quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Laboratory Distribution (discontinuing operations)	Merck Group
Organic growth	4.3	21.2	5.3	8.4
Currency effects	-2.1	-6.9	-9.8	-5.8
Acquisitions/ divestitures	0.2	-0.1	–	0.0
Total	2.4	14.2	-4.5	2.5

Sales Analysis for the 1st Quarter



25 in %
20
15
10
5
0
-5
-10
Pharma-ceuticals
Chemicals
Laboratory Distribution
Merck Group
Organic growth
Currency effects
Acquisitions/divestitures

Pharmaceuticals

The Pharmaceuticals business sector contributed 45% to sales and 29% to the operating result in the 1st quarter.

Sales rose organically by 4.3% but a negative currency effect of 2.1% reduced the nominal sales growth to 2.4%, or EUR 809 million, in the 1st quarter from EUR 790 million in the year-ago period. Generics and Consumer Health Care both reported double-digit growth in sales.

The operating result fell 40% to EUR 59 million in the 1st quarter from EUR 99 million in the year-ago quarter as payments declined from both Bristol-Myers Squibb for Glucophage® diabetes products and Schwarz Pharma on sales of omeprazole in the United States. Consequently, return on sales (ROS) for Pharmaceuticals dropped to 7.3% in the 1st quarter of this year from 12.5% in the comparable quarter of 2003.

Sales of Ethicals declined 6.6% to EUR 348 million in the 1st quarter from an adjusted EUR 373 million in the year-ago quarter as generic competition gradually erodes U.S. sales of the Glucophage® franchise. (Last year's sales figure has been adjusted downward for comparison purposes as the U.S. subsidiary Dey, Inc. was transferred to the Generics division effective January 1, 2004.) The Ethicals division now makes up 43% of Pharmaceuticals sales and 19% of total Merck Group sales. Without the sales from Dey, 76% of Ethicals sales now originate in Europe.

For the first time in its history, Merck is recording sales from an oncology drug. After having received marketing approval in Switzerland late in 2003, the cancer treatment Erbitux™ is developing ahead of expectations with 1st quarter sales generated in Switzerland amounting to EUR 4.9 million. Sales in the European Union are expected to commence in the 3rd quarter.

After nearly two years of generic competition in the United States, sales by Merck's licensee Bristol-Myers

Squibb for the Glucophage® family of oral anti-diabetic products decreased 35% in the 1st quarter of 2004 compared to the year-ago quarter. However, sales generated directly by Merck outside the United States for the Glucophage® 1000 mg tablets and Glucovance®, which combines metformin and glibenclamide in one tablet, increased 50% and 100%, respectively, in the 1st quarter. Thus, sales for Merck's overall diabetes franchise have declined 25% compared to the year-ago quarter.

Merck's bisoprolol business, the Concor® family of beta-blockers, continued to grow with sales up 4.9% to EUR 73 million. Again, this growth is largely due to sales of the line extension products – the low-dose combination product Lodoz® and Concor®COR for the treatment of chronic heart failure. The lipid disorder treatment Niaspan™ was launched in the United Kingdom in late 2003 and the next launch is scheduled for May in Germany.

Sales of Merck's thyroid medicines rose 8.0%, again led by Euthyrox® with a sales growth rate of 14%. The growth trend is mainly driven by newly diagnosed patients with thyroid disorders, especially hypothyroidism. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide.

Generics sales remained robust, rising 10% in the 1st quarter to EUR 373 million from EUR 338 million a year ago. (This latter amount has been adjusted to include results from Dey, Inc.) In Europe, the growth was driven by a strong performance in France (+37%), where Merck was first to market with generic versions of the two widely prescribed antidepressants paroxetine (Paxil™) and citalopram (Celexa™). In Spain, Merck reacted ahead of competitors in taking advantage of new legislation. Belgium and Italy again reported strong double-digit growth. On the negative side, despite rising volumes, sales declined 22% in the United Kingdom due to intense price pressure. Government policies in Germany and the Netherlands also had a negative impact on sales.

Joining Merck Generics this year, Dey, Inc. increased sales by 27% in local currency to USD 90 million. DuoNeb®, Dey's unit-dose inhalation solution for the relief of chronic obstructive pulmonary disease (COPD), now accounts for half of Dey's sales thanks to a 33% jump. Sales of EpiPen®, an auto-injector device for emergency rescue from anaphylactic allergic reactions, jumped 86% and now make up one fourth of Dey's sales.

Generics sales in Canada also showed strong growth following the recent launches of citalopram (Celexa™) and simvastatin (Zocor™). However, there was a significant decline in license revenues related to omeprazole in the United States due to increased competition. The emerging markets of Latin America continue to generate encouraging growth and there was another robust performance from the region Asia, Africa, and Australasia, particularly Australia.

Consumer Health Care sales rose 12% to EUR 88 million. This figure included a 5.8% boost from acquisitions, mainly the purchase last August of the direct-to-consumer U.K. business Lamberts Healthcare Ltd. The U.K. Seven Seas business also showed a strong 9.8% organic growth rate due to the good development of Bion®3, the world's first multivitamin preparation with probiotic cultures, and the Omega 3 family of products. France did well with its vitamins, minerals and supplements sales as well as cough and cold products. Germany maintained its year-ago sales level despite the negative impact of health care reforms. Latin America had strong growth driven by Mexico and Venezuela.

Pharmaceuticals

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	809.0	790.2	2.4
Operating result	59.2	99.1	-40.3
Exceptional items	-1.8	–	
EBIT	57.4	99.1	-42.1

HDL Raiser Niaspan™ – Now Also Approved in Germany

After the launch in the United Kingdom in November 2003 and the successful completion of the European Mutual Recognition Procedure, Merck received approval for Niaspan™ in Germany – the largest market for drugs in Europe. The product is expected to gain marketing approval in twelve other EU countries in the course of this year. Niaspan™ (prolonged-release formulation of nicotinic acid) is a new therapy option for lipid disorders primarily administered in combination with statins. Niaspan™ efficiently raises the level of "good" cholesterol HDL-C (high-density lipoprotein) – to a greater extent than other preparations. At the same time it lowers the levels of "bad" cholesterol LDL-C (low-density lipoprotein), triglycerides (dietary fats) and lipoprotein Lp(a).



Lipoprotein levels being measured at Merck KGaA's Annual General Meeting 2004 in Frankfurt.

Lipid Disorders as a Risk Factor

Too low levels of HDL play just an as important role in increasing the risk of cardiovascular diseases often associated with type 2 diabetes as increased LDL and triglyceride levels. The main causes of low HDL levels are genetic components, obesity and a lack of exercise. It is estimated that more than 84 million people in Europe suffer from lipid disorders.

Niaspan™, to which Merck acquired the license from the U.S. pharmaceuticals company Kos Pharmaceuticals, is a major product of the new CardioMetabolic Care business area established recently at Merck. This business area focuses on the closely related therapeutic areas of cardiovascular diseases, diabetes and other metabolic disorders.

Chemicals

The Chemicals business sector contributed 23% to sales and 61% to the operating result in the 1st quarter.

Chemicals sales jumped 14% to an all-time quarterly high of EUR 474 million despite a 6.9% negative currency effects. Except for the newly created Life Science & Analytics division, all other divisions produced double-digit increases in organic sales compared to the 1st quarter of 2003.

The Chemicals operating result soared 52% in the 1st quarter to EUR 124 million, boosted by strong performances from all divisions. Reflecting this large increase, the return on sales (ROS) jumped to 26.1% in the 1st quarter from 19.6% in the year-ago quarter.

Liquid Crystals continued its phenomenal sales growth, surging 61% to EUR 136 million compared to EUR 84 million in the year-ago quarter despite an 11% negative currency effect. Merck's customers are at full throttle to keep up with consumer demand for notebook computers, flat-screen computer monitors, and flat LCD televisions. The new generations of these products rely on Merck's new thin-film-transistor (TFT) liquid crystals for the Vertical Alignment (VA) technology to produce bright, clear images. For small- and medium-size LCD panels, the demand for color displays, particularly for mobile telephones, continues unabated. Likewise, the color filter production lines at Merck Display Technologies in Taiwan are fully booked.

Electronic Chemicals sales are rebounding, with an increase of 14% to EUR 50 million in the 1st quarter. Organic growth was 21%. The division's core activity, Process Chemicals (chemicals used in the production process but not contained in the final product), continued to do well with an overall growth rate of 16% (organic growth: 24%), partially influenced by strong sales in new application fields (flat-panel displays) in Asia. The other business fields of Services and Functional Materials performed at last year's levels.

Pigments sales rose 3.9% to EUR 87 million, with an organic growth rate of 10%. Double-digit organic sales growth in North America, Latin America and Asia countered a strong negative currency impact. Effect pigment sales increased 5.1%, driven by the cosmetics and coatings businesses. For example, Xirallic® high-luster crystal pigments achieved record sales to the automotive industry while RonaStar® pigments, a new generation of high-luster sparkling pigments, were very well received by cosmetics makers.

Life Science & Analytics, which was formed effective January 1 from the former divisions of Life Science Products and Analytics & Reagents, now is Merck's largest Chemicals division. Its 1st quarter sales fell 0.9% to EUR 201 million from EUR 203 million in the year-ago quarter. The organic sales growth rate was a positive 4.5%. All core areas of the Reagents business, as well as Food and Environmental Analytics and in particular the business field of Processing, recorded double-digit organic sales growth rates. Geographically, sales increased in all regions except Europe, with North America, Latin America and Asia being the major growth drivers.

Chemicals

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	474.2	415.3	14.2
Operating result	123.9	81.4	52.1
Exceptional items	–	0.0	
EBIT	123.9	81.4	52.1

Laboratory Distribution

The Laboratory Distribution business sector, VWR International, Inc., was sold on April 7, 2004, and its results are being recorded in this report as Discontinuing Operations. This business sector contributed 32% to group sales in the 1st quarter and 10% to the operating result. VWR International reported a 4.5% decline in 1st quarter sales to EUR 582 million, hampered by the weak U.S. dollar. The operating result rose 30% to EUR 21.3 million. Sales in U.S. dollars showed a strong increase of 7.8% in North America.

The Merck Group appreciates the contributions VWR and its dedicated employees have made over the years and wishes them well in their future endeavors.

Laboratory Distribution

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	582.3	609.5	–4.5
Operating result	21.3	16.4	29.6
Exceptional items	–	–	
EBIT	21.3	16.4	29.6

Sector Corporate, Consolidation and Other

Corporate, Consolidation and Other is a new reporting segment established January 1, 2004, to more accurately report corporate overhead costs incurred at group holding companies, taxes, exceptional items and so on that are not yet allocated to specific divisions. The sales reported for this segment are intragroup sales between the business sectors.

Corporate, Consolidation and Other

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	–62.4	–56.2	11.0
Operating result	–13.7	–11.9	15.4
Exceptional items	–	–	
EBIT	–13.7	–11.9	15.4

Outlook

Merck is on course for a good year. It has divested its business sector laboratory distribution, VWR International, and will book a significant gain on the sale in the 2nd quarter. Profit from the sale of Merck's half of the Biomet-Merck joint venture also will be recorded in the 2nd quarter. In addition, Merck has made excellent strides in reducing overhead costs and its income tax rate.

Sales from Merck's first cancer drug, Erbitux™, are coming in from Switzerland and the volume should increase in the second half of this year with the expected approval of Erbitux™ in the European Union. A pipeline of promising oncology drugs and the European-wide launch of a major new cancer treatment mean higher research, development and marketing costs. In addition, royalties from the Glucophage® franchise and omeprazole continue to decline as competition increases. For all these reasons, the Pharmaceuticals operating result is expected to be lower in 2004 than in the previous year.

The Chemicals business sector is now reaping the rewards of restructuring and also of its research and development efforts. Sales of Liquid Crystals shot up 61% in the 1st quarter and are expected to remain strong throughout the year as the popularity of flat-screen televisions and PC monitors grows. Electronic Chemicals sales were up 14% in the quarter and should continue to do well as the semiconductor industry rebounds. In fact, Merck's Chemicals business sector is in general developing nicely and its operating result for the full year should be higher than last year.

These various factors mean that Merck can repeat with confidence the guidance given last month – profit after tax for 2004 is expected to increase by a high double-digit rate compared to the previous year.

Darmstadt, April 29, 2004

Interim Financial Statements as of March 31, 2004

Balance Sheet

	Mar. 31, 2004 EUR million	Dec. 31, 2003 EUR million	Change in %
ASSETS			
Fixed assets			
Intangible assets	1,632.5	1,641.1	-0.5
Property, plant and equipment	2,035.5	2,020.4	0.7
Long-term investments	243.6	204.3	19.3
	3,911.6	3,865.8	1.2
Current assets			
Inventories	1,215.9	1,166.7	4.2
Trade accounts receivable	1,246.0	1,133.6	9.9
Other receivables and other assets	288.9	339.0	-14.8
Cash and cash equivalents	371.9	297.8	24.9
	3,122.7	2,937.1	6.3
Deferred tax assets	184.1	179.3	2.7
	7,218.4	6,982.1	3.4
EQUITY AND LIABILITIES			
Net equity			
Equity capital	491.9	491.9	0.0
Reserves	1,920.4	1,841.7	4.3
Minority interest	31.9	29.2	9.3
	2,444.2	2,362.8	3.4
Provisions			
Provisions for pensions and other post-employment benefits	941.2	931.3	1.1
Other provisions	829.2	784.1	5.8
	1,770.4	1,715.4	3.2
Liabilities			
Financial obligations	1,632.4	1,764.2	-7.5
Trade accounts payable	533.7	468.3	14.0
Other liabilities	735.6	572.8	28.4
	2,901.7	2,805.2	3.4
Deferred tax liabilities	102.2	98.7	3.5
	7,218.4	6,982.1	3.4

Income Statement

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Sales	1,803.2	1,758.9	2.5
Sales of discontinuing operations (Lab. Dist.)	*-582.3*	*-609.5*	*-4.5*
Intragroup sales (Lab. Dist.)	*62.4*	*56.2*	*11.0*
Sales of continuing operations	1,283.3	1,205.5	6.4
Cost of sales	-532.1	-487.1	9.2
Gross margin	751.2	718.4	4.6
Marketing and selling expenses	-316.2	-297.5	6.3
Administration expenses	-79.8	-85.6	-6.8
Other operating income and expenses	-27.0	-43.4	-37.8
Research and development	-164.7	-152.7	7.8
Patent and license revenues	21.3	44.2	-51.9
Investment result	2.4	2.5	-4.7
Amortization of goodwill	-17.7	-17.2	3.1
Operating result (continuing operations)	169.4	168.7	0.4
Exceptional items	-1.8	0.0	
Earnings before interest and tax (EBIT) continuing operations	167.6	168.7	-0.6
Earnings before interest and tax (EBIT) discontinuing operations	*21.3*	*16.4*	*29.6*
Earnings before interest and tax (EBIT)	188.8	185.1	2.0
Financial result	-25.8	-36.1	-28.4
Profit before tax	163.0	149.0	9.4
Income tax	-61.3	-64.6	-5.1
Profit after tax	101.7	84.4	20.5
Minority interest	-2.8	-2.0	39.1
Net profit after minority interest	98.9	82.4	20.0
Earnings per share EUR	0.52	0.48	9.1

Cash Flow Statement

EUR million	2004	2003
Cash and cash equivalents as of Jan. 1	297.8	339.4
Net cash flows from operating activities	157.7	129.0
Net cash flows from investing activities	141.3	-56.0
Free cash flow	299.0	73.0
thereof discontinuing operations (Lab. Dist.)	*18.5*	*24.0*
Net cash flows from financing activities	-231.3	-32.8
Exchange rate movements / changes in companies consolidated	6.4	-10.0
Cash and cash equivalents as of March 31	371.9	369.7

Statement of Changes in Net Equity
- including minority interest -

EUR million	2004	2003
Balance as of January 1	2,362.8	2,053.6
Profit after tax	101.7	84.4
Dividends to shareholders of Merck KGaA	-39.6	-45.0
Profits transferred by Merck & Cie to E. Merck	-9.5	-19.1
Profits transferred by Merck KGaA to E. Merck	-23.1	4.2
Profits transferred by E. Merck to Merck KGaA	1.6	2.2
Dividend payments to other minority shareholders	-1.1	-2.9
Currency translation difference	42.7	-32.2
Fair market valuation acc. to IAS 39	8.7	-0.6
Changes in companies consolidated/other	0.0	0.8
Balance as of March 31	2,444.2	2,045.4

Segment Reporting

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Pharmaceuticals			
Sales	809.0	790.2	2.4
Operating result	59.2	99.1	-40.3
Exceptional items	-1.8	-	
EBIT	57.4	99.1	-42.1
ROS	7.3%	12.5%	
ROCE	8.3%	13.5%	
Chemicals			
Sales	474.2	415.3	14.2
Operating result	123.9	81.4	52.1
Exceptional items	[illegible]	0.0	
EBIT	123.9	81.4	52.1
ROS	26.1%	19.6%	
ROCE	25.1%	16.1%	
Corporate, Consolidation and Other			
Sales	-62.4	-56.2	11.0
Operating result	-13.7	-11.9	15.4
Exceptional items	[illegible]	-	
EBIT	-13.7	-11.9	15.4
Discontinuing Operations (Laboratory Distribution)			
Sales	582.3	609.5	-4.5
Operating result	21.3	16.4	29.6
Exceptional items	[illegible]	-	
EBIT	21.3	16.4	29.6
ROS	3.6%	2.7%	
ROCE	7.6%	5.0%	
Merck Group (incl. Lab. Dist.)			
Sales	1,803.2	1,758.9	2.5
Operating result	190.6	185.1	3.0
Exceptional items	-1.8	0.0	
EBIT	188.8	185.1	2.0
ROS	10.6%	10.5%	
ROCE	12.8%	11.8%	

Other Key Figures of the Merck Group

EUR million	1st Quarter 2004	1st Quarter 2003	Change in %
Free cash flow	299.0	73.0	309.5
Investments in property, plant, and equipment	49.2	56.7	-13.3
No. of employees (as of March 31)	34,370	34,321	0.1

Notes to the Interim Financial Statements

Accounting and Valuation Methods

Like the annual financial statements, the interim financial statements of the Merck Group were prepared in accordance with the rules of the International Accounting Standards Board (IASB), London. The same accounting and valuation policies apply as for the 2003 annual financial statements. The notes contained in the annex of the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group are prepared in accordance with the interim financial reporting rules of the IAS 34.

Companies Consolidated

The consolidated financial statements of the Merck Group are prepared with Merck KGaA as parent company. As of the balance sheet date, 200 companies are fully consolidated in the financial statements of the Merck Group.

Discontinuing Operations

With effect from April 7, 2004, Merck divested of its interest in VWR International, Inc., USA, for USD 1.68 billion. VWR is therefore still included in the present interim financial statements as of March 31, 2004. As this divestiture separates Merck from its Laboratory Distribution business sector, this segment is reported in the present interim

financial statements under Discontinuing Operations in accordance with IAS 35. The previous presentation of the Income Statement has been adjusted accordingly. The following assets and liabilities in the Balance Sheet are attributable to this segment, which is to be discontinued:

EUR million	Mar. 31, 2004	Dec. 31, 2003
Noncurrent assets	694.1	713.9
Current assets	451.2	366.4
Provisions	100.0	98.2
Liabilities	252.6	213.8

Segment Reporting

We have expanded our Segment Reporting to include, as of 2004, the segment "Corporate, Consolidation and Other". This will primarily include group administration expenses incurred at group holding companies that are not directly attributable to operating activities. Taxes and certain exceptional items will also be allocated to this segment. It will also include intragroup relations between the reporting segments. The figures for the previous year have been adjusted according to this new reporting structure.

Notes to the Financial Position and Results of Operations

The total assets of the Merck Group amount to EUR 7,218 million as of March 31, 2004, corresponding to an increase of EUR 236 million or 3.4% on the figure as of December 31, 2003. The net equity ratio is 33.9%. Gearing (ratio of net debt to net equity) showed further improvement, amounting to 0.516 after 0.621 as of December 31, 2003. The present interim financial statements include the net cash flow of EUR 238 million arising from the sale of our interest in BioMer to the joint venture partner, Biomet. As this divestiture is not expected to be executed until the second quarter for antitrust reasons, this net cash flow is carried as an advance payment.

Sales in the 1st quarter of 2004 amount to EUR 1,803 million and are thus up 2.5% on the year-ago quarter. The increase in organic growth by 8.4% is mainly attributable to the solid sales in the Generics and Liquid Crystals divisions. The operating result is EUR 191 million, corresponding to an increase of 3.0%. This is all the more remarkable since there was a year-on-year decrease in license revenues from the sale of the active substance omeprazole and in sales of products from the Glucophage® product family.

Free cash flow amounts to EUR 299 million in the period under review (previous year: EUR 73 million). This includes the advance payments totaling EUR 238 million for the sale of our interest in BioMer.

General Information on Subscription Rights of Executive Body Members and Employees

Within the scope of the stock option program resolved by Merck KGaA's Annual General Meeting in 2000, members of the Executive Board and senior executives hold a total of 1,923,000 Merck KGaA stock options as of the balance sheet date. Additional information on this stock option program can be found in our Annual Report 2003.

Related Party Disclosures

As of March 31, 2004, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG in the amount of EUR 69.1 million. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG on the one hand, and the reciprocal profit transfers between Merck KGaA and E. Merck OHG on the other. Merck KGaA was owed receivables in the amount of EUR 4.8 million by E. Merck Vermögens KG. The net amounts are subject to standard market interest rates.

Further Reporting Dates

July 27, 2004	Interim Report 2nd Quarter 2004
October 27, 2004	Interim Report 3rd Quarter 2004



Merck KGaA
Corporate Communications
D-64271 Darmstadt
E-mail: corpcom@merck.de

www.merck.de

W.840418
070404


MERCK

2nd Quarter 2004 INTERIM REPORT


Evolutionary
Genetics
and Bioinformatics

» Fresh Wind in the Sails «

Cover Photo | Merck received EU marketing approval in June 2004 for its first oncology product Erbitux® (cetuximab), a new treatment for metastatic colorectal cancer. Merck continues to focus its research on targeted cancer treatments: Melanie Kühnl and Detlev Güssow from Preclinical Oncology Research compare diseased tumor tissue with healthy tissue.

2nd Quarter 2004

» Merck Group 2nd quarter results rose on the continued success of the Liquid Crystals division

Sales: +9.0% to EUR 1,365 million*

» Results:

Operating result rises 2.1% to EUR 177 million*

Earnings before interest and tax (EBIT) nearly triples to EUR 513 million

Profit before tax more than triples to EUR 494 million from EUR 148 million

Profit after tax quadruples to EUR 364 million from EUR 84 million

» Expectations for the full year:

Merck expects sales* in the 2nd half of 2004 to grow at approximately the same rate as the 1st half; full-year operating result* should increase by a single-digit rate; full-year profit after tax, including already stated and potential exceptionals, is expected to increase by at least 150%.

* Figures for 2003 and 2004 sales and operating results shown on pages 3 through 19 of this report reflect Merck results excluding the Laboratory Distribution business sector, VWR International Inc., which was divested in the 2nd quarter. All other figures reflect the company's actual results, including VWR.

The Merck Share

The Merck share price increased 30% during the 2nd quarter to EUR 49.50 on June 30, 2004, from EUR 37.94 on March 31, 2004. Germany's DAX Index rose 5.1% during the same quarter and the MDAX Index, which includes Merck, increased 7.6%. The low for the quarter of EUR 38.79 was recorded on April 2. The high for the quarter and a record high for the share, EUR 51.19, was reached on June 8. The share price was aided by market expectations for growing sales of liquid crystals and the anticipated launch of the cancer drug Erbitux®, which received EU marketing approval on June 29. During the year ending June 30, 2004, the share price rose 96%.

The Merck Share Compared to DAX/MDAX


240%
220%
200%
180%
160%
140%
120%
100%
80%
MDAX
DAX
Merck
July 2003
Oct.
Jan. 2004
April
June

Share Data[1]

	2nd Quarter 2004	1st Quarter 2004
Earnings per share after tax and minority interest in EUR	1.91	0.52
Price-earnings ratio	(Jun. 30) 25.92	(Mar. 31) 72.96
High share price in EUR	(Jun. 08) 51.19	(Mar. 10) 38.82
Low share price in EUR	(Apr. 02) 38.79	(Jan. 21) 32.00
End share price in EUR	(Jun. 30) 49.50	(Mar. 31) 37.94
Market capitalization in millions of EUR	(Jun. 30) 9,365	(Mar. 31) 7,178
Theoretical number of shares in millions[2]	189.2	189.2
Actual number of shares in millions	49.5	49.5

1) All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

2) The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 128.7 million is divided into 49.5 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares.

Merck Group

Merck Group sales in the 2nd quarter increased 9.0% to EUR 1,365 million. Merck sales growth rate was damped by negative currency effects for more than a year but the euro exchange rates against the weaker U.S. dollar and the Japanese yen stabilized in the 2nd quarter. Sales in the 2nd quarter of 2004 compared to the same quarter in the previous year grew organically by 11% and were reduced 1.7% by negative currency effects. The operating result rose 2.1% to EUR 177 million. Return on sales (ROS: operating result/ sales) decreased to 12.9% from 13.8%.

Components of Growth – Merck Group (without VWR)

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–June
Organic growth	10.3	10.6	–	10.4
Currency effects	–3.8	–1.7	–	–2.7
Acquisitions/ divestitures	–0.1	0.1	–	0.0
Total	6.4	9.0	–	7.7

Business sectors' shares of 2nd quarter sales totaling EUR 1.4 billion


504
37%
63%
861
EUR million
Chemicals
Pharmaceuticals

The operating result in the 2nd quarter rose 2.1% to EUR 177 million, aided by a stellar performance from Chemicals and especially from the Liquid Crystals division. Pharmaceuticals suffered as royalty payments from U.S. sales of Glucophage® products and omeprazole have nearly ended.

Merck completed the sale of its laboratory distribution business, VWR International, Inc., to the private equity firm Clayton, Dubilier & Rice Inc. in the 2nd quarter. The capital gain on the disposal of this major asset was EUR 293 million. A capital gain of EUR 47 million from the sale of Merck's stake in the Biomet-Merck joint venture also was booked in the 2nd quarter.

Business sectors' shares* of 2nd quarter operating result totaling EUR 177 million


124
66%
34%
64
EUR million
Chemicals
Pharmaceuticals

*without sector Corporate, Consolidation and Other

These capital gains, as well as EUR -2.4 million for adjustments to existing exceptionals, were recorded as exceptional items in the 2nd quarter of 2004. The year-ago quarter had exceptional items totaling EUR -17 million.

Earnings before interest and tax (EBIT) nearly tripled to EUR 513 million from EUR 175 million in the year-ago quarter, mainly due to the capital gains mentioned above.

Sales by Quarter (without VWR)


2,000
1,500
1,000
500
1,206
1,283
1,253
1,365
1,262
1,283
Q I
Q II
Q III
Q IV
EUR million
2003
2004

Operating Result by Quarter (without VWR)


250
200
150
100
50
169
169
173
177
151
164
Q I
Q II
Q III
Q IV
EUR million
2003
2004

Profit before tax more than tripled to EUR 494 million in the 2nd quarter from EUR 148 million the year before as Merck continued to improve its financial results, this quarter by 29%, because of a lower debt service.

Profit after tax rose more than four-fold to EUR 364 million from EUR 84 million, as Merck continued to maintain a lower underlying tax rate, 38.8% in the 2nd quarter compared to 42.4% in the year-ago quarter.

Effects of Exceptional Items

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %
Operating result	176.6	173.1	2.1
Exceptional items	44.2	-16.8	-
Exceptional items (gain from divestiture Laboratory Distribution)	292.5	-	-
Profit before tax before exceptional items	157.5	164.5	-4.3
Income tax before exceptional items	-61.1	-69.8	-12.5
Profit after tax before exceptional items	96.4	94.8	1.8
Tax rate before exceptional items	38.8%	42.4%	

2nd Quarter sales by region totaling EUR 1.4 billion


436
32%
46%
622
99
7%
207
15%
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe

Preparing for the Future

The 2nd quarter of 2004 was a decisive period for Merck, setting the course for its future development as a leading, financially stable pharmaceuticals-chemicals company. On June 29, just as the quarter was ending, Merck's first cancer treatment Erbitux® won marketing approval in all 25 member states of the European Union plus Iceland and Norway. It already was approved for use in Switzerland, Chile, Mexico and Argentina.

The lipid-disorder treatment Niaspan™ was successfully launched in Germany on May 3 and as many as nine European countries are expected to see Niaspan™ introduced this year.

Also in the 2nd quarter, Merck broke ground on a new facility in Taiwan for the production of liquid crystal mixtures. The plant is scheduled to begin production before the end of 2005 and will join two other mixture plants in Korea and Japan to meet the growing demand from the LCD industry. Feeding these mixture plants will be the new highrising liquid crystals production building scheduled to go on line later this summer in Darmstadt. As the world's leading manufacturer of liquid crystals, Merck remains very confident it can meet the demands of its customers.

Proceeds from the divestments of VWR International and the Biomat-Merck joint venture – both completed in the 2nd quarter – leave Merck free of net financial debt. Free cash flow in the 2nd quarter jumped to EUR 1,472 million from EUR 74 million in the year-ago quarter. General and administrative costs and other expenses remain in check and the underlying tax rate is stable at just under 40%.

As a result of these improvements in Merck's financial picture, Standard & Poor's raised Merck's long-term credit rating to "BBB+" from "BBB." Moody's raised its rating to "Baa1" from "Baa2." Both rating services said Merck has a "stable" outlook. These improved ratings increase Merck's financial flexibility and access to the debt-capital markets.

Business Sectors

Both business sectors – Pharmaceuticals and Chemicals – increased their sales in the 2nd quarter as did all divisions except Ethicals. The increases were mainly due to organic growth while currency effects caused only a minor negative reduction.

Components of Growth in the 2nd Quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Merck Group
Organic growth	3.3	25.6	10.6
Currency effects	-1.3	-2.5	-1.7
Acquisitions/ divestitures	0.2	-0.2	0.1
Total	2.1	23.0	9.0

Sales Analysis for the 2nd Quarter


30 in %
25
20
15
10
5
0
-5
Pharma-ceuticals
Chemicals
Merck Group
Organic growth
Currency effects
Acquisitions/ divestitures

Pharmaceuticals

The **Pharmaceuticals** business sector contributed 63% to sales and 34%* to the operating result in the 2nd quarter.

Sales rose 2.1% to EUR 861 million in the 2nd quarter from EUR 843 million in the year-ago period boosted by excellent results from Generics and Consumer Health Care.

The operating result dropped 41% to EUR 64 million in the 2nd quarter from EUR 108 million in the year-ago quarter as payments basically ended from both Bristol-Myers Squibb for Glucophage® diabetes products and from Schwarz Pharma on sales of omeprazole in the United States. Pharmaceuticals recorded a total of EUR 44.2 million in exceptional gains, EUR 46.7 million on the divestment of the Biomet-Merck joint venture and an exceptional charge of EUR 2.4 million for adjustments to existing exceptionals. Return on sales (ROS) for the Pharmaceuticals business sector fell to 7.4% in the 2nd quarter of this year from 12.8% in the year-ago quarter.

Sales of **Ethicals** declined 4.3% to EUR 369 million in the 2nd quarter from an adjusted EUR 386 million in the year-ago quarter as generic competition continued to erode U.S. sales of the Glucophage® franchise. As the U.S. subsidiary Dey, Inc. moved to the Generics division on January 1, 2004, the Ethicals division now makes up 43% of Pharmaceuticals sales and 27% of total Merck Group sales.

On June 29, the cancer drug Erbitux® received marketing approval in all 25 member states of the European Union as well as Iceland and Norway. Earlier in the 2nd quarter, Erbitux® won marketing authorization in Mexico, Argentina and Chile. The first approval and launch for Erbitux® came late last year in Switzerland. Merck's sales of Erbitux® continue to develop at the upper end of expectations and reached EUR 11.5 million for the 2nd quarter and EUR 16.4 million in the first half of 2004.

* without sector Corporate, Consolidation and Other

The lipid disorder treatment Niaspan™ went on sale in Germany on May 3 and initial sales indicate a successful launch. Niaspan™'s first European launch was late last year in the United Kingdom and is expected to be introduced in nine other European countries by the end of this year.

Sales of the Concor® bisoprolol product line of beta-blockers, mainly Lodoz® and Concor®COR, increased 8.9% to EUR 72 million in the 2nd quarter. Merck's thyroid medicines such as Euthyrox® increased sales by 5.3% to EUR 25 million during the 2nd quarter. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide.

Sales by Merck's U.S. licensee Bristol-Myers Squibb for the Glucophage® family of oral anti-diabetic products has declined significantly as generic competition increases. The first generic form of Glucovance® went on sale in the U.S. in May. Still, Merck sales of Glucophage® products outside of North America continue to rise.

Generics sales increased 5.9% in the 2nd quarter to EUR 402 million from EUR 380 million a year ago, including results from Dey, Inc. in Napa, California since January 1, 2004. The overall 4.0% sales growth rate in Europe masks significant movements in specific markets. For example, sales in France jumped 43% mainly due to the success of the antidepressants paroxetine (Paxil™) and citalopram (Celexa™), which were launched in late 2003, and the ulcer treatment drug omeprazole, launched in April 2004. The 27% growth in Spain was driven by several new launches. Good omeprazole sales were the driver behind Belgium's double-digit growth. Sales in Portugal, Austria and Israel also were up. However, intense price pressure has driven down sales in the U.K.

In the United States, Dey, Inc. sales were up 16% in local currency. Sales of DuoNeb®, the unit-dose nebulization drug for the relief of chronic obstructive pulmonary disease (COPD), rose 32% compared to the year-ago quarter while sales of EpiPen®, an auto-injector device to treat anaphylactic-allergic reactions, increased 14%. Also in the U.S., the third generic version of paroxetine was launched. In Canada, double-digit sales growth in local currency was mainly driven by recent launches of paroxetine and citalopram.

In the Asia/Pacific Region, the 6.0% sales growth is attributable to an improved market share, with Merck Generics holding the No. 1 position in Australia and developing well in New Zealand. Generics sales in Latin America, especially in Brazil, remained strong with a 23% growth rate in the quarter.

Consumer Health Care sales increased 16% to EUR 90 million. Even excluding the acquisition last August of U.K.-based Lamberts Healthcare Ltd., the Seven Seas business in the U.K. showed a strong sales increase mainly due to good development of the cod liver oil business. The 6.4% increase in French sales was generally due to dermatological products such as Apaisyl® and Exfoliac®. Bion®3 and Médiflor® were also contributors. The 16% organic sales growth in Latin America was almost completely eroded by strong negative currency effects.

Pharmaceuticals

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %
Sales	860.8	842.8	2.1
Operating result	63.8	107.6	-40.7
Exceptional items	44.2	-16.8	–
EBIT	108.1	90.9	19.0

Chemicals

The **Chemicals** business sector contributed 37% to sales and 66%* to the operating result in the 2nd quarter.

Chemicals sales soared 23% to EUR 504 million, the first time this business sector surpassed the half-billion-euro mark in one quarter. All four divisions reported excellent growth, with Liquid Crystals sales up an amazing 71% compared to the year-ago quarter.

The Chemicals operating result jumped 60% in the 2nd quarter to EUR 124 million, again boosted by excellent performances mainly from Liquid Crystals, but also from the three other divisions. This considerable rise in the operating result translates into a robust return on sales (ROS) 24.7% in the 2nd quarter from 19.0% in the year-ago quarter.

Liquid Crystals again recorded an outstanding sales growth, swelling 71% to EUR 166 million from EUR 97 million in the year-ago quarter. Sales were driven by a brisk demand for patented VA (Vertically-Aligned) and IPS (In-Plane Switching) liquid crystal materials for flat LCD-TVs. TFT (Thin Film Transistor) liquid crystal materials sales for use in flat PC monitors and notebooks remained stable at a high level. Sales of color filters and ITO (indium tin oxide) glass coatings made by Merck Display Technologies in Taiwan also improved nicely due to lively demand for small- and medium-sized displays.

Electronic Chemicals continued its rebound in the 2nd quarter with sales up 25% to EUR 51 million. In the core business, process chemicals, Merck maintained its good position in the market with an over-all growth rate of 26%. This favorable development is reflected in all major units of this business field – cleaning and etching chemicals as well as photo ancillaries – and can be largely attributed to strong sales in Asia, especially for new application fields in the flat-panel-display industry.

* without sector Corporate, Consolidation and Other

Merck Celebrates 100 Years of Liquid Crystals

The annual Symposium of the Society for Information Display (SID) held in Seattle from May 23 to May 28, 2004, provided the appropriate setting to celebrate an extraordinary success story: One hundred years ago Merck began researching and marketing liquid crystals, without which LCDs in mobile telephones, computer screens and televisions would not work. At the largest meeting of display experts – attended by 6,500 visitors from industry and science – Merck organized an evening event in the Museum of Flight in Seattle as the highlight to mark this anniversary. Bernhard Scheuble, Chairman of the Executive Board of Merck KGaA, thanked many customers of Merck and scientists for their outstanding cooperation, without which Merck's success with liquid crystals would not have been possible.

Liquid crystals, which were regarded as a scientific curiosity a hundred years ago, have become a rapidly growing business for Merck over the past few years. With a market share of around 70 percent, Merck is the world's leading manufacturer. Growth drivers in the future will be in particular LCD televisions, with five million being produced in 2003, experts estimate that this number will increase to 35 million by 2007. In order to be able to meet this rising demand, Merck announced further investment plans at a press conference on May 24 in Tokyo: A sum of EUR 30 million is to be invested in the expansion of production capacities for liquid crystal mixtures in Japan, Taiwan and South Korea, where the main display manufacturers are located.


100 Years
Liquid
Crystals

100 years of Liquid Crystals: Aris Silzars (Chairman of the SID 2004), Mimi Gan (presenter) and Bernhard Scheuble celebrated the event at which this specially made glass sculpture was unveiled.

Pigments sales increased 10% to EUR 85 million in the 2nd quarter, with double-digit organic sales growth in North America, Latin America and Asia. Effect pigments sales grew organically by 12%. Pigments used in printing and plastics applications had a 24% increase in sales. Demand from the auto-paint industry remained high for Merck's color-intensive, crystal-luster Xirallic® pigments. The new generation of high-luster glistening Ronastar® cosmetic pigments also is selling well.

Life Science & Analytics, formed January 1 from the former divisions of Life Science Products and Analytics & Reagents, increased sales by 3.3% to EUR 202 million from EUR 195 million in the year-ago quarter. Except for Custom Synthesis, all business fields in the division grew organically. The Formulation and Reagents business contributed strongly to the increased sales figures. All regions except Europe showed sound growth with North America and South America performing notably well.

Chemicals

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %
Sales	503.9	409.7	23.0
Operating result	124.4	77.8	60.0
Exceptional items		-	-
EBIT	124.4	77.8	60.0

Sector Corporate, Consolidation and Other

Corporate, Consolidation & Other – the new reporting segment established January 1, 2004, to more accurately report Group activities – posted a capital gain of EUR 293 million on the sale of VWR. This sector also includes corporate overhead costs incurred at group holding companies, taxes, and other items that are not allocated to specific divisions. The sales are intragroup sales between the business sectors.

Corporate, Consolidation and Other

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %
Sales	[illegible]	–	–
Operating result	–11.6	–12.3	-5.5
Exceptional items	[illegible]	–	–
Gain from divestiture Laboratory Distribution	292.5	–	–
EBIT	280.9	–12.3	–

Outlook

The Merck stars of 2004 are, without a doubt, Liquid Crystals and Erbitux® – Liquid Crystals for what it already is contributing this year and its potential in coming years and Erbitux® for its fast takeoff and future potential. Both products are expected to reach "Blockbuster" status in the not-too-distant future.

The Liquid Crystals success story is already well known and the trend is expected to continue as consumers demand space-saving flat-screen televisions and monitors. Liquid Crystals sales in the first half of 2004 already exceeded EUR 300 million and it won't be long before total annual sales exceed EUR 1 billion.

As U.S. sales of the Glucophage® family of products fade away, Erbitux® joined Merck's list of top Ethicals products. With only marketing authorization in Switzerland, Merck sales of this unique cancer treatment still totaled EUR 16.4 million in the first half of 2004. Marketing authorization for the 25 European Union countries plus Iceland and Norway came on June 29.

With these two top products and solid performances expected to continue at the other divisions, Merck expects second-half sales, excluding VWR, will grow at approximately the same rate as the first half.

The operating result for 2004, also excluding VWR, is expected to increase by a single-digit rate. This is possible because excellent results from Chemicals will more than compensate for the anticipated decline at Pharmaceuticals, where payments on U.S. sales of Glucophage® products and omeprazole are coming to an end.

Based on this anticipated operating result and due to capital gains on the divestments of VWR and the Biomet-Merck joint venture, better financial results and a better underlying tax rate, Merck is further improving its earlier guidance that full-year profit after tax would increase by a high double-digit rate. Merck is now confident that profit after tax for 2004 could increase by at least 150%. This guidance takes into consideration the possibility of exceptional charges in the 4th quarter.

Darmstadt, July 27, 2004

Interim Financial Statements as of June 30, 2004

Balance Sheet

	June 30, 2004 EUR million	Dec. 31, 2003 EUR million	Change in %
ASSETS			
Fixed assets			
Intangible assets	962.9	1,641.1	-41.3
Property, plant and equipment	1,901.1	2,020.4	-5.9
Long-term investments	149.8	204.3	-26.7
	3,013.8	3,865.8	-22.0
Current assets			
Inventories	1,021.5	1,166.7	-12.4
Trade accounts receivable	1,023.1	1,133.6	-9.7
Other receivables and other assets	291.9	339.0	-13.9
Cash and cash equivalents	360.8	297.8	21.1
	2,697.2	2,937.1	-8.2
Deferred tax assets	176.4	179.3	-1.6
	5,887.4	6,982.1	-15.7
EQUITY AND LIABILITIES			
Net equity			
Equity capital	493.1	491.9	0.2
Reserves	2,188.5	1,841.7	18.8
Minority interest	29.7	29.2	1.7
	2,711.3	2,362.8	14.7
Provisions			
Provisions for pensions and other post-employment benefits	925.1	931.3	-0.7
Other provisions	886.4	784.1	13.0
	1,811.4	1,715.4	5.6
Liabilities			
Financial obligations	298.0	1,764.2	-83.1
Trade accounts payable	368.7	468.3	-21.3
Other liabilities	645.3	572.8	12.7
	1,312.1	2,805.2	-53.2
Deferred tax liabilities	52.6	98.7	-46.7
	5,887.4	6,982.1	-15.7

Income Statement

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %	Jan.-June 2004	Jan.-June 2003	Change in %
Sales	1,364.5	1,800.4	-24.2	3,167.7	3,559.3	-11.0
Sales of discontinuing operations	-	*-606.8*	-	*-582.3*	*-1,216.4*	*-52.1*
Intragroup sales (Laboratory Distribution)		*59.0*	-	*62.5*	*115.2*	*-45.7*
Sales of continuing operations	1,364.5	1,252.5	9.0	2,647.9	2,458.1	7.7
Cost of sales	-570.0	-510.3	11.7	-1,102.1	-997.5	10.5
Gross margin	794.7	742.2	7.1	1,545.8	1,460.6	5.8
Marketing and selling expenses	-337.0	-313.4	7.5	-653.2	-611.0	6.9
Administration expenses	-80.8	-84.4	-4.3	-160.7	-170.1	-5.5
Other operating income and expenses	-52.1	-42.3	23.2	-79.1	-85.7	-7.7
Research and development	-152.5	-159.1	-4.1	-317.2	-311.8	1.7
Patent and license revenues	20.6	44.2	-53.4	41.9	88.4	-52.7
Investment result	0.3	3.2	-91.3	2.7	5.7	-53.3
Amortization of goodwill	-16.3	-17.2	-5.2	-34.1	-34.4	-1.0
Operating result (continuing operations)	176.6	173.1	2.1	346.0	341.7	1.3
Exceptional items	44.2	-16.8	-	42.4	-16.8	-
Earnings before interest and tax (EBIT) (continuing operations)	220.9	156.3	41.3	388.5	325.0	19.5
Operating result (discontinuing operations)	-	*18.4*	-	*21.3*	*34.8*	*-39.0*
Exceptional items (gain from divestiture Laboratory Distribution)	292.5	-	-	292.5	-	-
Earnings before interest and tax (EBIT)	513.4	174.7	193.8	702.2	359.8	95.2
Financial result	-19.2	-26.9	-28.9	-45.0	-63.0	-28.6
Profit before tax	494.2	147.8	234.4	657.2	296.8	121.5
Income tax	-129.8	-64.1	102.6	-191.1	-128.7	48.5
Profit after tax	364.4	83.7	335.4	466.1	168.1	177.3
Minority interest	-1.8	-2.6	-30.0	-4.6	-4.6	0.3
Net profit after minority interest	362.6	81.1	347.0	461.5	163.5	182.3
Earnings per share EUR	1.91	0.47	305.0	2.44	0.95	156.7

Cash Flow Statement

EUR million	2004	2003
Cash and cash equivalents as of January 1	297.8	339.4
Net cash flows from operating activities	273.4	279.3
Net cash flows from investing activities	1,497.2	-132.4
Free cash flow	1,770.6	146.9
thereof discontinuing operations (incl. revenue from disposal Laboratory Distribution)	*1,383.4*	*63.9*
Net cash flows from financing activities	-1,625.1	-175.7
Exchange rate movements/changes in companies consolidated	-82.5	-11.8
Cash and cash equivalents as of June 30	360.8	298.8

Statement of Changes in Net Equity

– including minority interest –

EUR million	2004	2003
Balance as of January 1	2,362.8	2,053.6
Profit after tax	466.1	168.1
Dividends to shareholders of Merck KGaA	-39.6	-45.0
Profits transferred by Merck & Cie to E. Merck	-12.8	-42.0
Profits transferred by Merck KGaA to E.Merck	-202.4	-26.6
Profits transferred by E. Merck to Merck KGaA	0.6	9.9
Dividend payments to other minority shareholders of Merck Group	-3.6	-7.5
Stock based compensation	15.5	-
Currency translation difference	97.7	-48.4
Fair market valuation acc. to IAS 39	28.1	9.8
Changes in companies consolidated/Other	-1.1	0.6
Balance as of June 30	2,711.3	2,072.5

Segment Reporting

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %	Jan.-June 2004	Jan.-June 2003	Change in %
Pharmaceuticals						
Sales	860.8	842.8	2.1	1,669.8	1,633.0	2.3
Operating result	63.8	107.6	-40.7	123.0	206.7	-40.5
Exeptional items	44.2	-16.8	-	42.4	-16.8	-
EBIT	108.1	90.9	19.0	165.5	190.0	-12.9
ROS	7.4%	12.8%		7.4%	12.7%	
ROCE	9.0%	14.3%		8.8%	13.9%	
Chemicals						
Sales	503.9	409.7	23.0	978.1	825.0	18.6
Operating result	124.4	77.8	60.0	248.3	159.2	56.0
Exeptional items	–	–		–	–	
EBIT	124.4	77.8	60.0	248.3	159.2	56.0
ROS	24.7%	19.0%		25.4%	19.3%	
ROCE	24.5%	15.6%		24.8%	15.9%	
Corporate, Consolidation and Other						
Sales	–	-59.0	–	-62.5	-115.2	-45.7
Operating result	-11.6	-12.3	-5.5	-25.4	-24.2	4.8
Exeptional items	–	–		–	–	
Gain from divestiture Lab. Dis.	292.5	–		292.5	–	
EBIT	280.9	-12.3	–	267.1	-24.2	–
Discontinuing Operations (Laboratory Distribution)						
Sales	–	606.8	–	582.3	1,216.4	-52.1
Operating result	–	18.4	–	21.3	34.8	-39.0
Exeptional items	–	–		–	–	
EBIT	–	18.4	–	21.3	34.8	-39.0
ROS	–	3.0%		3.6%	2.9%	
ROCE	–	5.8%		7.6%	5.4%	
Merck Group						
Sales	1,364.5	1,800.4	-24.2	3,167.7	3,559.3	-11.0
Sales (continuing operations)	1,364.5	1,252.5	9.0	2,647.9	2,458.1	7.7
Operating result	176.6	191.5	-7.8	367.3	376.6	-2.5
Operating result (continuing operations)	176.6	173.1	2.1	346.0	341.7	1.3
Exeptional items	44.2	-16.8	–	42.4	-16.8	–
Gain from divestiture Lab. Dis.	292.5	–		292.5	–	
EBIT	513.4	174.7	193.8	702.2	359.8	95.2
ROS (cont. operat.)	12.9%	13.8%		13.1%	13.9%	
ROCE (cont. operat.)	14.5%	13.8%		14.4%	13.7%	

Other Key Figures of the Merck Group

EUR million	2nd Quarter 2004	2nd Quarter 2003	Change in %	Jan.-June 2004	Jan.-June 2003	Change in %
Free cash flow	1,471.6	73.8	-	1,770.6	146.9	-
thereof discontinuing operations *(incl. revenue from disposal Laboratory Distribution)*	1,364.9	39.9	-	1,383.4	63.9	-
Investments in property, plant, and equipment (without VWR)	49.9	63.6	-21.6	96.7	113.6	-14.9
No. of employees as of June 30 (without VWR)				28,665	28,373	1.0

Notes to the Interim Financial Statements

Accounting and Valuation Methods

Like the annual financial statements, the interim financial statements of the Merck Group were prepared in accordance with the rules of the International Accounting Standards Board (IASB), London. The same accounting and valuation policies apply as for the 2003 annual financial statements. The notes contained in the annex of the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group are prepared in accordance with the interim financial reporting rules of the IAS 34.

Companies Consolidated

The consolidated financial statements of the Merck Group are prepared with Merck KGaA as parent company. As of the balance sheet date, 167 companies are fully consolidated and 4 associates are included using the equity method. At the beginning of the 2nd quarter of 2004, Merck divested its interest in VWR International, Inc., USA, for USD 1.68 billion; 32 companies were thus deconsolidated. Merck also parted with its joint venture BioMer in the 2nd quarter, previously included using the equity method. The proceeds from this divestiture, which were already booked in the 1st quarter, amount to EUR 238 million.

Discontinuing Operations

By selling off VWR in the 2nd quarter Merck parted with its Laboratory Distribution business sector. This segment is reported in the present financial statements under Discontinuing Operations in accordance with IAS 35. The previous presentation of the Income Statement has been adjusted accordingly: Sales, costs and earnings before interest and tax (EBIT) are presented for continuing operations. VWR's contribution to the operating result and the capital gain from the divestiture of VWR are reported separately in order to show the calculation of total EBIT and profit before and after tax for the Merck Group. The profit before tax gained on this divestiture amounts to EUR 292.5 million.

As of the date of VWR's deconsolidation, the following assets and liabilities were attributable to this segment:

	Mio EUR
Noncurrent assets	694.1
Current assets	451.2
Provisions	100.0
Liabilities	252.6

Segment Reporting

We have expanded our Segment Reporting to include, as of 2004, the segment "Corporate, Consolidation and Other". This will primarily include group administration expenses incurred at group holding companies that are not directly attributable to operating activities. Taxes and certain exceptional items, as well as intragroup relations between the reporting segments, will also be allocated to this segment.

Notes to the Financial Position and Results of Operations

The total assets of the Merck Group amount to EUR 5,887 million as of June 30, 2004. The substantial decline by EUR 1,095 million (15.7%) is primarily attributable to the sale of VWR and BioMer. Financial obligations decreased significantly due to the proceeds of these divestitures. As a result, the balance sheet ratios have improved considerably: The net equity ratio is 46.1% as of the balance sheet date, compared with 33.8% as of December 31, 2003. Net debt is positive as of the balance sheet date due to the existing cash and cash equivalents and the substantial reduction in financial liabilities. Gearing including provisions for pensions (ratio of net debt and provisions for pensions to net equity) improved from 1.01 at the end of 2003 to the current 0.32.

Sales in the 2nd quarter amount to EUR 1,365 million. Sales based on continuing operations in the previous year amounted to EUR 1,253 million. This corresponds to a growth rate of 9.0%. The increase in organic growth by 10.6% is mainly attributable to the solid sales in the Liquid Crystals and Generics divisions. The operating result is EUR 177 million, corresponding to a year-on-year increase of 2.1%. When making a comparison with the previous year, it should be noted that the figures for the 2nd quarter of 2003 still included high license revenues from the sale of the active substance omeprazole and sales of products from the Glucophage® franchise. Exceptional items include the profit gained on the divestiture of BioMer, amounting to EUR 46.7 million, as well as minor adjustments of existing exceptional items. The profit of EUR 292.5 million gained on the sale of VWR is reported separately in the Income Statement.

Free cash flow amounts to EUR 1,472 million in the period under review and to EUR 1,771 million when accumulated for the first six months. Net cash flows from investing activities in the 2nd quarter include the proceeds from the sale of VWR of EUR 1,365 million. The cumulative presentation must also take into account the proceeds from the sale of BioMer, amounting to EUR 238 million, which were booked in the 1st quarter.

General Information on Subscription Rights of Executive Body Members and Employees

Within the scope of the stock option program resolved by Merck's Annual General Meeting in 2000, members of the Executive Board and senior executives hold a total of 1,450,943 Merck KGaA stock options as of the balance sheet date. Additional information on this stock option program can be found in our Annual Report.

Related Party Disclosures

As of June 30, 2004, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG in the amount of EUR 238.1 million. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG on the one hand, and the reciprocal profit transfers between Merck KGaA and E. Merck OHG on the other. Merck has liabilities of EUR 0.5 million to E. Merck Vermögens KG. The net amounts are subject to standard market interest rates.

Further Reporting Dates

October 27, 2004	Interim Report 3rd Quarter 2004
February 17, 2005	Annual Report 2004
March 31, 2005	Annual General Meeting 2005

Merck KGaA
Corporate Communications
64271 Darmstadt
E-Mail: corpcom@merck.de

www.merck.de

W.840427
070704


MERCK

3rd Quarter 2004

INTERIM REPORT



» In Shipshape Form «

Further Reporting Dates

February 17, 2005	Annual Report 2004
March 31, 2005	Annual General Meeting 2005
April 26, 2005	Interim Report 1st Quarter 2005
July 21, 2005	Interim Report 2nd Quarter 2005
October 25, 2005	Interim Report 3rd Quarter 2005

Cover photo:
Gyonggi-do, Korea | In the research center in Poseung Industrial Park, Min-Ok Jin and Hee-Kyu Lee measure the electro-optical properties of test cells containing innovative liquid crystal mixtures.

3rd Quarter 2004

- Merck Group 3rd quarter sales rise on positive performances by all divisions

  Sales: +7.2% to EUR 1,353 million*

- Results:

  Operating result increases 42% to EUR 214 million*

  Earnings before interest and tax (EBIT) rise 20% to EUR 212 million

  Profit before tax increases 31% to EUR 195 million

  Profit after tax jumps 43% to EUR 121 million

- Expectations for the full year:

  Merck expects sales* for the full year to increase by a solid single-digit percentage; the company now expects the full-year operating result* will rise by a high single-digit percentage; growth in full-year profit after tax, including already stated potential exceptional items, may exceed 150%.

* Figures for 2003 and 2004 sales and operating results shown on pages 3 through 19 of this report reflect Merck results excluding the Laboratory Distribution business sector, VWR International, Inc., which was divested in the 2nd quarter. All other figures reflect the company's results including VWR.

The Merck Share

The Merck share price declined 7.0% during the 3rd quarter to EUR 46.04 on September 30, 2004, from a near all-time high of EUR 49.50 on June 30, 2004. Germany's DAX Index fell 3.9% during the same quarter and the MDAX Index, which includes Merck, declined 1.9%. The low for the quarter of EUR 42.06 was recorded on August 24. The high for the quarter, EUR 48.64, was reached on July 1. The share price rose 39% during the first three quarters of 2004.

The Merck Share Compared to DAX/MDAX


190%
180%
170%
160%
150%
140%
130%
120%
110%
100%
MDAX
DAX
Merck
Oct. 2003
Jan. 2004
April
July
Sept.

Share Data[1]

	3rd Quarter 2004	2nd Quarter 2004
Earnings per share after tax and minority interest in EUR	0.61	1.91
High share price in EUR	(Jul. 01) 48.64	(Jun. 08) 51.19
Low share price in EUR	(Aug. 24) 42.06	(Apr. 02) 38.79
End share price in EUR	(Sept. 30) 46.04	(Jun. 30) 49.50
Market capitalization in millions of EUR	(Sept. 30) 8,742	(Jun. 30) 9,365
Theoretical number of shares in millions[2]	189.9	189.2
Actual number of shares in millions	50.2	49.5

1) All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

2) The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 130.4 million is divided into 50.2 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares. The number of shares increased due to stock options exercised in the 3rd quarter (see page 26).

Merck Group

Merck Group sales in the 3rd quarter increased 7.2% to EUR 1,353 million. The organic growth rate of sales was 9.8%. The Chemicals business sector, and especially the Liquid Crystals division, continued to be hampered by negative currency effects.

The operating result rose a strong 42% to EUR 214 million. Return on sales (ROS: operating result/sales) increased to 15.8% from 11.9%, exceeding Merck's mid-term goal of an ROS of 15%.

Components of Growth – Merck Group (without VWR)

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–Sept.
Organic growth	10.3	10.6	9.8	10.2
Currency	–3.8	–1.7	–2.8	–2.7
Acquisitions/ Divestitures	–0.1	0.1	0.2	0.1
Total	6.4	9.0	7.2	7.5

Business Sectors' Shares of 3rd Quarter Sales Totaling EUR 1.4 Billion


464
34%
66%
889
EUR million
Chemicals
Pharmaceuticals

The operating result in the 3rd quarter jumped 42% to EUR 214 million, aided by a strong resurgence from the Pharmaceuticals business sector. Included in the operating result was a EUR 27 million milestone payment from Forest Laboratories, Inc. for the approval of Campral® by the U.S. Food and Drug Administration (FDA). Merck licensed the U.S. rights to the alcohol dependence treatment to Forest.

Merck purchased NM Pharma, the generics business of Pfizer in Scandinavia, for EUR 53.8 million during the 3rd quarter. In the 3rd quarter, Merck granted the exclusive worldwide license for its antidepressant vilazodone to Genaissance Pharmaceuticals, Inc. In return, Merck received 84,159 shares in Genaissance by the end of the 3rd quarter. On October 1, a further 285,121 shares were received. Merck booked EUR 2.1 million in exceptional expenses in the 3rd quarter for legal costs. The year-ago quarter had a negligible amount of exceptional items.

Business Sectors' Shares* of 3rd Quarter Operating Result Totaling EUR 214 Million


89
39%
61%
140
EUR million
Chemicals
Pharmaceuticals
*without segment Corporate, Consolidation and Other

Earnings before interest and tax (EBIT) rose 20% to EUR 212 million from EUR 176 million in the year-ago quarter that included results from VWR International.

Profit before tax rose 31% to EUR 195 million from EUR 149 million last year as Merck further improved its financial result, this quarter by 40% with the retirement of more debt.

Sales by Quarter (without VWR)



2,000
1,500
1,000
500
1,206
1,283
1,253
1,365
1,262
1,353
1,283
Q I
Q II
Q III
Q IV
EUR million
2003
2004

Operating Result by Quarter (without VWR)



250
200
150
100
50
169
169
173
177
151
214
164
Q I
Q II
Q III
Q IV
EUR million
2003
2004

Profit after tax increased 43% to EUR 121 million from EUR 84 million as Merck continued to maintain a lower nominal tax rate, 38.1% in the 3rd quarter compared to 43.3% in the year-ago quarter.

Effects of Exceptional Items

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %
Operating result	214.0	150.5	42.2
Exceptional items	-2.1	0.1	–
Profit before tax before exceptional items	197.3	148.4	32.9
Income tax before exceptional items	-75.1	-64.4	16.6
Profit after tax before exceptional items'	122.2	84.0	45.4
Tax rate before exceptional items	38.1%	43.4%	

3rd Quarter Sales by Region Totaling EUR 1.4 Billion


423
32%
45%
611
96
7%
222
16%
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe

Preparing for the Future

In the pharmaceuticals business, success always seems to be a long way off. So, it was with great pleasure and much effort that Merck launched its first cancer treatment, Erbitux®, in the European Union in July 2004 – only six years after the 1998 purchase of developing and marketing rights outside of North America. Normally, it takes at least ten years and as much as EUR 800 million to bring a drug from the laboratory bench to the pharmacy shelf.

Merck spent EUR 148 million, or 11% of total sales, on research and development in the 3rd quarter. The Ethicals division alone spent EUR 93 million, or 24% of its sales, on R&D while the comparable global industry average for R&D spending is about 15% to 20% of sales. As an innovation-driven company, Merck considers R&D expenses an investment in the future.

Sales of Erbitux® are exceeding early expectations but peak annual sales are still years away. In the meantime, expensive clinical trials involving thousands of patients will continue in order to qualify Erbitux® as a treatment for other types of cancer besides colorectal cancer for which it was initially approved. For example, Merck recently initiated a Phase III trial for Erbitux® in Europe, Latin America and Asia involving 1,100 patients with non-small-cell lung cancer.

Results from a Phase IIb clinical trial for the liposomal cancer vaccine L-BLP25, which Merck licensed from Biomira, Inc., will be highlighted at the European Society for Medical Oncology (ESMO) Congress in Vienna on November 1. Largely on the basis of this trial, the U.S. Food and Drug Administration granted fast-track designation to L-BLP25.

Two other Merck cancer treatment candidates, matuzumab (formerly EMD 72000) and cilengitide, also are in the clinical development stage (both in Phase II).

Merck also invests in its Chemicals business sector. For example, a state-of-the-art, multi-purpose chemical manufacturing building is being brought on line in Darmstadt on October 1. Constituing the major part of Merck's single biggest investment at EUR 250 million, it will be used to meet the growing demand for liquid crystals. Merck spent EUR 51.4 million on property, plant, and equipment investments in the 3rd quarter, a 30% decrease from the year-ago quarter. For the full year, Merck expects to spend less on these items than in 2003.

While expensive, Merck will be able to shoulder such investments in the future. The divestments of VWR International and the stake in the Biomet-Merck joint venture – both completed in the 2nd quarter – have left Merck free of net financial debt. Free cash flow for the year to date is at an amazing EUR 1.9 billion compared to EUR 392 million in the same period last year. Administrative costs declined 2.7% in the 3rd quarter and the financial result improved 40%. Likewise, the underlying tax rate is now down to around 38%.

The increase in employees of 2.4% (excluding VWR) to 28,942 on September 30 is a result of new production facilities in Asia and full use of production and logistics capacities in Europe.

Number of Employees
as of September 30, 2004


6,471
23%
56%
16,256
3,275
11%
2,940
10%
Asia, Africa, Australasia
Latin America
North America
Europe

Business Sectors

Sales for both the Pharmaceuticals and Chemicals business sectors as well as sales for all seven divisions increased in the 3rd quarter. The increases were mainly due to organic growth while negative currency effects, which had a greater influence on Chemicals, reduced total sales by 2.8%.

Components of Growth in the 3rd Quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Merck Group
Organic	8.4	12.5	9.8
Currency	–1.9	–4.4	–2.8
Acquisitions/ Divestitures	0.2	0.0	0.2
Total	6.7	8.1	7.2

Sales Analysis for the 3rd Quarter


15 in %
10
5
0
–5
Pharma-ceuticals
Chemicals
Merck Group
Organic growth
Currency effects
Acquisitions/ Divestitures

Pharmaceuticals

The Pharmaceuticals business sector contributed 66% to sales and 61%* to the operating result in the 3rd quarter.

Sales increased 6.7% to EUR 889 million in the 3rd quarter from EUR 833 million in the same quarter of 2003, aided by a resurgence in the Ethicals division and a solid performance from Consumer Health Care. In comparison, global sales of pharmaceuticals are expected to increase by about 8% this year, according to IMS Health.

*without segment Corporate, Consolidation and Other

The operating result jumped 72% to EUR 140 million in the 3rd quarter from EUR 82 million in the year-ago quarter as sales of Merck's first cancer treatment, Erbitux®, exceeded expectations and as Merck received a milestone payment of EUR 27 million from its U.S. licensee Forest Laboratories for the FDA approval of the alcohol dependence treatment Campral®. Return on sales (ROS) for the Pharmaceuticals business sector rose to 15.8% in the 3rd quarter of this year from 9.8% in the year-ago quarter.

Sales of Ethicals rose 13% to EUR 393 million in the 3rd quarter from an adjusted EUR 347 million in the year-ago quarter. The division's organic growth rate was 16%. The Ethicals division now makes up 44% of Pharmaceuticals sales and 29% of total Merck Group sales.

More than half the 3rd quarter sales increase of EUR 46 million for Ethicals can be attributed to Erbitux®. Following its June 29 marketing approval in the European Union as well as Iceland and Norway, Erbitux® has been launched in all EU countries that do not require specific reimbursement negotiations prior to launch. Erbitux® sales in the 3rd quarter reached EUR 25 million. For the first nine months of 2004, sales totaled EUR 41 million – far exceeding expectations, especially in the two biggest markets of Germany and France. In Switzerland, where Erbitux® was first approved and launched late last year, the cancer treatment has rapidly achieved a strong market position for its indicated use and sales continue to steadily increase. Development of Erbitux® export sales for individual patients in the Asia/Pacific region also is encouraging.

The Concor® (bisoprolol) product line of beta-blockers, mainly Lodoz® and Concor®COR, increased sales by 16% to EUR 72 million in the 3rd quarter. Sales of thyroid medicines such as Euthyrox® increased 10% to EUR 25 million in the 3rd quarter. Merck continues to hold the number-one position in Europe and Latin America for thyroid treatments and is number three worldwide.

Sales of the Glucophage® (metformin) family of oral antidiabetic products increased 15% to EUR 80 million in the 3rd quarter on solid growth in Europe.

Niaspan®, the lipid-disorder treatment, now has marketing authorization in 13 European Union countries. The sales uptake in Germany and the United Kingdom, where it was

first launched, is steadily increasing. Conferences and congresses aimed at European physicians to explain the advantages of Niaspan® as an aid for improving a patient's overall lipid profile have been well received.

Generics sales rose 0.9% in the 3rd quarter to EUR 410 million compared to EUR 406 million in the very strong year-ago quarter. Sales figures have been adjusted to include results from Merck's U.S. affiliate, Dey, Inc.

Overall growth in Europe improved only slightly because of three key markets – intense price pressure continued in the United Kingdom with sales values declining despite volume increases, government policies lowered sales in Germany, and sales in Scandinavia suffered due to high stock levels at Merck's major customer. Still, there were notable performances in other European markets. Sales in France were up 21%, continuing to show the impact of the ulcer treatment omeprazole launch in the 2nd quarter. Growth in Spain shot up 38% thanks to improved distribution. Growth in Belgium, the Netherlands, Italy and Ireland remained strong.

Merck completed the acquisition of NM Pharma, Pfizer's generics business in Scandinavia, on September 24. The acquisition solidifies Merck Generics' leading position and makes it the number one player in the Nordic generics market. Consolidation of sales from the newly renamed Merck NM began in October.

In the United States, Dey, Inc. sales in local currency remained at last year's level. Sales of DuoNeb®, the unit-dose nebulization treatment for chronic obstructive pulmonary disease (COPD), rose 43% compared to the year-ago quarter, while sales of EpiPen®, the epinephrine auto-injector to counteract anaphylactic allergic reactions, were down 18% from record sales in 2003. In Canada, where Merck's affiliate Genpharm is solidifying its number-two market position, sales rose 7.8%.

In the Asia/Pacific region, the 2% increase in Generics sales is attributed to growth in New Zealand as well as in Australia, where our affiliate Alphapharm is the market leader. The generics market remains under pressure in Japan.

Consumer Health Care sales increased 7.6% to EUR 86 million. Gains from the acquisition of Lamberts Healthcare (United Kingdom) in August 2003 were partially eroded by negative currency effects, especially in Latin America. The Seven Seas brand maintained its momentum, with sales up 15% mainly due to Bion®3 and the Seven Seas JointCare products based on cod liver oil. Results in France were mixed, with government cost-containment measures and a downturn in demand for skin-care products offsetting the growing demand for vitamins, minerals and supplements, especially Bion®3. Sales in Poland jumped 34% and sales in Latin America grew 17%.

Pharmaceuticals

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %
Sales	889.2	833.3	6.7
Operating result	140.1	81.5	71.9
Exceptional items	-2.1	0.1	–
EBIT	138.0	81.6	69.0

Chemicals

The Chemicals business sector contributed 34% to sales and 39%* to the operating result in the 3rd quarter.

Chemicals sales rose 8.1% to EUR 464 million in the 3rd quarter, damped by negative currency effects of 4.4%. All four divisions reported sales growth, with Liquid Crystals and Electronic Chemicals producing double-digit rate increases. In contrast, the German Chemical Industry Association (VCI) has said it expects German chemical sales, on average, to increase by about 1.5% in 2004.

The Chemicals operating result rose 7.8% in the 3rd quarter to EUR 89 million, again boosted by strong performances from Liquid Crystals. The return on sales (ROS) of 19.3% matched the year-ago quarter's level. Unlike many chemical companies, Merck has minimal dependence on petroleum-based raw materials. As a consequence, higher oil prices have not had a major effect on profit margins.

Liquid Crystals sales rose to EUR 142 million, exceeding last year's strong 3rd quarter by 18%. Currency effects impacted sales by -6%. High-end liquid crystals sales

*without segment Corporate, Consolidation and Other

Merck is Not the Same as Merck

The two are confused time and again – and yet the direct association between Merck KGaA in Darmstadt and the U.S. pharmaceutical company Merck & Co., Whitehouse Station, New Jersey, ended a long time ago. Merck in Darmstadt is the oldest pharmaceutical and chemical company in the world and still operates successfully today in both the pharmaceutical and chemical sectors. Merck & Co. became an independent company after World War I and is now one of the three largest pharmaceutical companies in the world.

Both companies have their historical roots in Darmstadt, where Friedrich Jacob Merck acquired the Engel-Apotheke ("Angel Pharmacy") in 1668. In 1827, Heinrich Emanuel Merck began the industrial-scale production of alkaloids, plant extracts and other chemicals. The successful export business in the United States led in 1891 to the establishment of a subsidiary in New York: Georg Merck, a grandson of Heinrich Emanuel Merck, founded Merck & Co. Following the confiscation of properties that took place from 1917 as a result of World War I, Merck & Co. became an independent American company.



New York, United States | A chemicals and specialty pharmaceuticals store around 1895. Initially, it sold products imported from Darmstadt, but it soon planned its own, on-site factory.

Precisely Defined Trademark Rights

The two companies are no longer linked to each other today – the only thing they still have in common is the name Merck. Merck & Co. holds the rights to the name within North America; outside this region the U.S. company operates under the name Merck Sharp and Dohme (MSD) or MSD Sharp & Dohme. Merck KGaA, in turn, holds the rights to the Merck name elsewhere in the world and operates in North America under the umbrella brand EMD, which stands for Emanuel Merck, Darmstadt.

showed some softening during the quarter, mainly stemming from the Taiwanese market. After demand growth for large LCD panels stabilized, Merck noticed a similar trend for its liquid crystals for monitors, notebooks and TVs. Continued demand for colored mobile-phone displays contributed to excellent 3rd quarter sales of color filters and ITO (indium tin oxide) coatings.

Electronic Chemicals continued its positive development with a 13% increase in 3rd quarter sales to EUR 52 million. Process Chemicals and Functional Materials both performed well above last year's levels with increases of 17% and 6%, respectively. The Services business field posted an 11% decrease (EUR 0.5 million) compared to the year-ago quarter partly due to the loss of a contract in France. The acquisition of Qualitech Materials Corporation in Taiwan has led to Merck's first sales regarding Chemical Mechanical Polishing (CMP) slurries.

Pigments sales rose 5.7% to EUR 81 million in the 3rd quarter. Effect pigments sales grew organically by 10%. The high-luster glitter-effect Ronastar® pigments are finding a ready market in the cosmetics industry. As demand from the auto-paint industry remains strong for the color-intensive, crystal-luster Xirallic® pigments, Merck plans further expansion of production capacity in 2005. Merck is also expanding in the increasingly important market of China. In September, it inaugurated the newly enlarged Shanghai Technical Applications Laboratory, which will provide top-quality technical support to local customers.

Life Science & Analytics sales rose 1.3% to EUR 189 million, hindered by negative currency effects of 3.4%. With the exception of Actives Life Science, all core areas showed organic sales growths. The Custom Synthesis & Services and Processing Life Science business fields in particular contributed strongly to the division's sales total. All regions except Europe showed organic sales growth with North America and Latin America being the major growth drivers.

Chemicals

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %
Sales	463.6	428.7	8.1
Operating result	89.3	82.8	7.8
Exceptional items		–	–
EBIT	89.3	82.8	7.8

Corporate, Consolidation and Other

Corporate, Consolidation and Other is a new reporting segment established January 1, 2004, to more accurately report Group-wide activities. This sector includes corporate overhead costs incurred at group holding companies, taxes, and other items that are not allocated to specific divisions. Sales are intragroup sales between business sectors.

Corporate, Consolidation and Other

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %
Sales	–	–	–
Operating result	–15.3	–13.8	11.0
Exceptional items	–	–	–
EBIT	–15.3	–13.8	11.0

Outlook

Merck's strategy of maintaining a diversified but focused portfolio of core businesses continues to pay off as evidenced by the strong role Pharmaceuticals played in this quarter's sales and operating result.

The revitalization of Ethicals sales, in particular, is largely due to the success of Merck's first cancer treatment, Erbitux®, which received marketing approval in the European Union on June 29. With sales of EUR 41 million in the first three quarters of this year, including EUR 25 million in the 3rd quarter alone, it is clear that Erbitux® will easily exceed Merck's initial expectation of EUR 40 million to EUR 50 million in full-year sales.

The 3rd quarter operating result for Pharmaceuticals also was boosted by the EUR 27 million milestone payment from Forest Laboratories for the U.S. FDA approval of Campral®. Forest is Merck's U.S. licensee for this alcoholism treatment.

The Liquid Crystals division, although producing an 18% increase in sales in the 3rd quarter, is considered to be in a "cyclical growth slowdown." Merck Liquid Crystals sales are expected to be, on average, in line with current industry forecasts of at least 30% annual growth rates of display surface area.

With all divisions reporting sales gains in the 3rd quarter, Merck is confident in forecasting that full-year sales, excluding VWR International, should increase by a solid single-digit rate.

Merck is pleased to upgrade its guidance for the full-year operating result. The company now expects the operating result for 2004, excluding VWR, will rise by a high single-digit rate with good overall performances expected from both the Pharmaceuticals and Chemicals business sectors.

With the expected high single-digit growth rate for the operating result and due to capital gains on the divestments of VWR and the Biomet-Merck joint venture, a better financial result, a better underlying tax rate, and the licensing milestone mentioned above, Merck expects that growth in profit after tax for 2004 may exceed 150%. This guidance takes into consideration the possibility of exceptional charges in the 4th quarter.

Merck's outstanding free cash flow of EUR 1.9 billion in the first three quarters and lack of debt underscore the company's excellent health and financial strength.

Darmstadt, October 27, 2004

Interim Financial Statements as of September 30, 2004

Balance Sheet

	Sept. 30, 2004 EUR million	Dec. 31, 2003 EUR million	Change in %
ASSETS			
Fixed assets			
Intangible assets	938.9	1,641.1	-42.8
Property, plant, and equipment	1,883.3	2,020.4	-6.8
Long-term investments	176.2	204.3	-13.7
	2,998.4	3,865.8	-22.4
Current assets			
Inventories	1,042.8	1,166.7	-10.6
Trade accounts receivable	970.3	1,133.6	-14.4
Other receivables and other assets	270.6	339.0	-20.2
Cash and cash equivalents	449.4	297.8	50.9
	2,733.1	2,937.1	-6.9
Deferred tax assets	173.9	179.3	-3.0
	5,905.4	6,982.1	-15.4
EQUITY AND LIABILITIES			
Net equity			
Equity capital	493.6	491.9	0.4
Reserves	2,259.0	1,841.7	22.7
Minority interest	39.8	29.2	36.3
	2,792.4	2,362.8	18.2
Provisions			
Provisions for pensions and other post-employment benefits	932.7	931.3	0.1
Other provisions	890.0	784.1	13.5
	1,822.6	1,715.4	6.3
Liabilities			
Financial obligations	244.9	1,764.2	-86.1
Trade accounts payable	357.7	468.3	-23.6
Other liabilities	642.4	572.8	12.2
	1,245.0	2,805.2	-55.6
Deferred tax liabilities	45.3	98.7	-54.1
	5,905.4	6,982.1	-15.4

Income Statement

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %	Jan.-Sept. 2004	Jan.-Sept. 2003	Change in %
Sales	1,352.8	1,830.5	-26.1	4,520.5	5,389.8	-16.1
Sales of discontinuing operations	–	-625.4	–	-582.3	-1,841.8	-68.4
Intragroup sales (Laboratory Distribution)	–	56.9	–	62.5	172.1	-63.7
Sales of continuing operations	1,352.8	1,262.0	7.2	4,000.7	3,720.1	7.5
Cost of sales	-569.9	-534.4	6.6	-1,672.0	-1,531.9	9.1
Gross margin	782.9	727.6	7.6	2,328.7	2,188.2	6.4
Marketing and selling expenses	-326.9	-298.9	9.3	-980.1	-909.9	7.7
Administration expenses	-80.5	-82.8	-2.7	-241.2	-252.8	-4.6
Other operating income and expenses	-42.0	-57.4	-26.8	-121.2	-143.1	-15.3
Research and development	-148.1	-146.6	1.1	-465.4	-458.4	1.5
Patent and license revenues	44.9	26.8	67.5	86.8	115.3	-24.7
Investment result	0.1	-1.0	–	2.8	4.7	-41.3
Amortization of goodwill	-16.3	-17.2	-5.3	-50.4	-51.7	-2.5
Operating result (continuing operations)	214.0	150.5	42.2	560.0	492.3	13.8
Exceptional items	-2.1	0.1	–	40.3	-16.6	–
Earnings before interest and tax (EBIT) (continuing operations)	211.9	150.7	40.7	600.4	475.6	26.2
Operating result (discontinuing operations)	–	25.6	–	21.3	60.4	-64.8
Exceptional items (gain from divestiture Laboratory Distribution)	–	–	–	292.5	–	–
Earnings before interest and tax (EBIT)	211.9	176.3	20.2	914.1	536.1	70.5
Financial result	-16.8	-27.8	-39.6	-61.7	-90.8	-32.0
Profit before tax	195.2	148.5	31.4	852.4	445.3	91.4
Income tax	-74.3	-64.3	15.6	-265.5	-193.0	37.6
Profit after tax	120.8	84.2	43.4	586.9	252.3	132.6
Minority interest	-5.2	-3.4	53.4	-9.8	-8.0	23.0
Net profit after minority interest	115.6	80.8	43.0	577.1	244.3	136.2
Earnings per share EUR	0.61	0.43	41.9	3.04	1.37	121.9

Cash Flow Statement

EUR million	2004	2003
Cash and cash equivalents as of January 1	297.8	339.4
Net cash flows from operating activities	511.3	618.0
Net cash flows from investing activities	1,405.3	-226.2
Free cash flow	1,916.6	391.8
thereof discontinuing operations (incl. revenue from disposal of Laboratory Distribution)	1,333.1	107.9
Net cash flows from financing activities	-1,682.3	-385.2
Exchange rate movements/changes in companies consolidated	-82.8	-19.9
Cash and cash equivalents as of Sept. 30	449.4	326.1

Statement of Changes in Net Equity
– including minority interest –

EUR million	2004	2003
Balance as of January 1	2,362.8	2,053.6
Profit after tax	586.9	252.3
Capital increase	-	404.2
Dividend payments to shareholders of Merck KGaA	-39.6	-45.0
Profits transfer by Merck & Cie to E. Merck	-19.9	-47.7
Profits transfer by Merck KGaA to E. Merck	-210.9	-3.9
Profits transfer by E. Merck to Merck KGaA	1.5	10.2
Dividend payments to other minority shareholders of Merck Group	-5.4	-7.7
Stock based compensation	22.7	-
Currency translation difference	91.7	-72.7
Fair market valuation acc. to IAS 39	2.2	7.8
Changes in companies consolidated/Other	0.4	-11.6
Balance as of Sept. 30	2,792.4	2,539.5

Segment Reporting

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %	Jan.-Sept. 2004	Jan.-Sept. 2003	Change in %
Pharmaceuticals						
Sales	889.2	833.3	6.7	2,559.0	2,466.3	3.8
Operating result	140.1	81.5	71.9	263.1	288.3	-8.7
Exceptional items	-2.1	0.1	–	40.3	-16.6	–
EBIT	138.0	81.6	69.0	303.5	271.6	11.7
ROS	15.8%	9.8%		10.3%	11.7%	
ROCE	20.4%	10.9%		12.6%	13.1%	
Chemicals						
Sales	463.6	428.7	8.1	1,441.7	1,253.8	15.0
Operating result	89.3	82.8	7.8	337.6	242.1	39.5
Exceptional items	–	–	–	–	–	–
EBIT	89.3	82.8	7.8	337.6	242.1	39.5
ROS	19.3%	19.3%		23.4%	19.3%	
ROCE	17.5%	16.7%		22.7%	16.0%	
Corporate, Consolidation and Other						
Sales	–	-56.9	–	-62.5	-172.1	-63.7
Operating result	-15.3	-13.8	11.0	-40.7	-38.1	7.0
Exceptional items	–	–	–	–	–	–
Gain from divestiture Lab. Dist.	–	–		292.5	–	
EBIT	-15.3	-13.8	11.0	251.8	-38.1	–
Discontinuing Operations (Laboratory Distribution)						
Sales	–	625.4	–	582.3	1,841.8	-68.4
Operating result	–	25.6	–	21.3	60.4	-64.8
Exceptional items	–	–	–	–	–	–
EBIT	–	25.6	–	21.3	60.4	-64.8
ROS	–	4.1%		3.6%	3.3%	
ROCE	–	8.4%		5.1%	6.3%	
Merck Group						
Sales	1,352.8	1,830.5	-26.1	4,520.5	5,389.8	-16.1
Sales (continuing operations)	1,352.8	1,262.0	7.2	4,000.7	3,720.1	7.5
Operating result	214.0	176.1	21.5	581.3	552.7	5.2
Operating result (continuing operations)	214.0	150.5	42.2	560.0	492.3	13.8
Exceptional items	-2.1	0.1	–	40.3	-16.6	–
Gain from divestiture Lab. Dist.	–	–	–	292.5	–	–
EBIT	211.9	176.3	20.2	914.1	536.1	70.5
ROS (cont. operat.)	15.8%	11.9%		14.0%	13.2%	
ROCE (cont. operat.)	17.8%	12.1%		15.7%	13.3%	

Other Key Figures of the Merck Group

EUR million	3rd Quarter 2004	3rd Quarter 2003	Change in %	Jan.–Sept. 2004	Jan.–Sept. 2003	Change in %
Free cash flow	146.0	245.0	–40.4	1,916.6	391.8	389.2
thereof discontinuing operations (incl. revenue from disposal Laboratory Distribution)	50.3	44.0	–	1,333.1	107.9	–
Investments in property, plant, and equipment (without VWR)	51.4	73.1	–29.8	148.1	186.7	–20.7
No. of employees as of Sept. 30 (without VWR)				28,942	28,255	2.4

Notes to the Interim Financial Statements

Accounting and Valuation Methods

Like the annual financial statements, the quarterly financial statements of the Merck Group were prepared in accordance with the rules of the International Accounting Standards Board (IASB), London. The same accounting and valuation policies apply as for the 2003 annual financial statements. The notes contained in the annex of the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group are prepared in accordance with the interim financial reporting rules of IAS 34.

Companies Consolidated

The consolidated financial statements of the Merck Group are prepared with Merck KGaA as parent company. As of the balance sheet date, 169 companies are fully consolidated and 4 associates are included using the equity method. At the end of September 2004, Merck acquired a 100% interest in NM Pharma AB, Stockholm, for a purchase price of EUR 53.8 million. The company will be renamed Merck NM. This acquisition makes Merck Generics market leader in the Scandinavian generics market. The investment is disclosed as an investment as of September 30, 2004, and will be consolidated from the 4th quarter.

Discontinuing Operations

By selling off VWR in the 2nd quarter Merck parted with its Laboratory Distribution business sector. This segment is reported in the present financial statements under Discontinuing Operations in accordance with IAS 35. The previous presentation of the Income Statement has been adjusted accordingly: Sales, expenses and earnings before interest and tax (EBIT) are presented for continuing operations. VWR's contribution to the operating result and the capital gain from the divestiture of VWR are reported separately in order to show the calculation of total EBIT and profit before and after tax for the Merck Group.

Segment Reporting

We have expanded our Segment Reporting to include, as of 2004, the segment "Corporate, Consolidation and Other". This primarily includes group administration expenses incurred at group holding companies that are not directly attributable to operating activities. Taxes and certain exceptional items, as well as consolidation between the reporting segments, will also be allocated to this segment.

Notes to the Financial Position and Results of Operations

The total assets of the Merck Group amount to EUR 5,905 million as of the balance sheet date, September 30, 2004. The substantial decline of EUR 1,077 million (-15.4%) since December 31, 2003, is primarily attributable to the sale of VWR and BioMer in the 2nd quarter. Financial obligations decreased significantly due to the proceeds of these divestitures. As a result, the balance sheet ratios have improved considerably: The net equity ratio is 47.3% as of the balance sheet date, compared with 33.8% as of December 31, 2003. Net debt is positive as of the balance sheet date due to cash and cash equivalents and the substantial reduction in financial liabilities. Gearing (ratio of net debt and provisions for pensions to net equity) improved to 0.26, compared with 1.01 at the end of 2003.

Sales in the 3rd quarter amount to EUR 1,353 million. Sales based on continuing operations increased by 7.2%. The increase in organic growth of 9.8% is mainly attributable to the development of sales in the Ethicals and Liquid Crystals divisions. License revenues in the current quarter include EUR 27 million for the out-licensing of Campral® for the U.S. market. The operating result is EUR 214 million, corresponding to an increase of 42.2%.

Free cash flow amounts to EUR 146 million in the quarter under review and EUR 1,917 million for the first nine months, including the proceeds from the divestiture of VWR and BioMer in the 2nd quarter.

General Information on Subscription Rights of Executive Body Members and Employees

Within the scope of the stock option program resolved by Merck KGaA's Annual General Meeting in 2000, members of the Executive Board and senior executives hold a total of 1,232,077 Merck KGaA stock options as of the balance sheet date. Additional information on this stock option program can be found in our Annual Report.

Related Party Disclosures

As of September 30, 2004, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG in the amount of EUR 241.8 million. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG on the one hand, and the reciprocal profit transfers between Merck KGaA and E. Merck OHG on the other. Merck KGaA has liabilities of EUR 0.4 million to E. Merck Vermögens KG. The net amounts are subject to standard market interest rates.

Business Sectors and Divisions

Pharmaceuticals Business Sector

Ethicals

CardioMetabolic Care | Cardiovascular: Concor® product family; Type 2 diabetes: Glucophage® product family; Lipid disorders: Niaspan® and Advicor®; Thyroid preparations: Euthyrox® ...

Oncology | Products and developing substances for treating cancer: Erbitux® (colorectal cancer), matuzumab ...

Other Indication Areas | Products, e.g. Campral® (alcoholism), and developing substances, e.g. Sarizotan (Parkinson's disease) ...

Women's Health | Hormone replacement therapy: Lutenyl®, Fem7® ...

Generics

Off-patent, low-price drugs

Respiratory Diseases and Allergies | EpiPen®, DuoNeb®

Consumer Health Care

Vitamins, minerals, supplements | Multibionta®, Cebion®, Bion®3 ...

Cold remedies | Nasivin® ...

Natural remedies | Seven Seas® ...

Chemicals Business Sector

Liquid Crystals

Components (LCs, ITO glass ...) for liquid crystal displays (LCDs) in monitors, notebooks, mobile phones ...

Electronic Chemicals

Process and functional chemicals for chip, solar cell and glass fiber manufacture

Pigments

Effect pigments (Iriodin®, Colorstream®, Xirallic® ...), raw materials for cosmetics, vapor-deposition chemicals (Patinal® ...)

Life Science & Analytics

Products and services for the entire process chain of drug development and manufacture, e.g. for chromatography (Chromolith® ...), reagents and test kits for industry, the research laboratory and environmental analysis

Executive Board of Merck KGaA

Prof. Dr. Bernhard Scheuble, Chairman
Dr. Michael Römer, Vice Chairman
Dr. Michael Becker
Prof. Dr. Dr. h.c. Thomas Schreckenbach
Dr. Jan Sombroek



Merck KGaA
Corporate Communications
64271 Darmstadt
Germany
E-mail: corpcom@merck.de

www.merck.de

W.840438
071004

MERCK

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Fax: +49 (0) 61 51/72-90790

January 27, 2004

Niaspan Successfully Completes European Mutual Recognition Procedure

Niaspan brings effective HDL-cholesterol therapy option to Europe

Merck KGaA and Kos Pharmaceuticals Inc. announced today that Niaspan™ (prolonged-release nicotinic acid) has successfully completed the European Mutual Recognition Procedure (MRP) for the treatment of cholesterol disorders.

Niaspan is indicated in combination with statins and as an adjunct to diet to increase HDL-C ("good" cholesterol) and to decrease total and LDL-C ("bad" cholesterol), ApoB and triglyceride levels. This combination is very useful when statins alone are insufficient to lower LDL-C and triglyceride levels. A low HDL-C level is a major independent risk factor for cardiovascular disease as are high LDL-C, triglyceride and total cholesterol levels. Up to now there was no prolonged released nicotinic acid available that raises HDL-cholesterol as well as Niaspan. Niaspan can be used as a monotherapy in patients who do not tolerate statins.

Merck KGaA launched Niaspan on November 5, 2003, in the United Kingdom, which acted as the reference member state in the Mutual Recognition Procedure. The U.K. launch marked the first introduction of this potent and broad dyslipidemic agent to patients outside the United States. The other 13 European countries involved in the MRP are expected to issue marketing authorizations in the near future.

At completion of the MRP, the following European countries endorsed the mutually agreed summary of product characteristics (SmPC): Austria, Belgium, Denmark,

Merck KGaA · Germany

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64293 Darmstadt
www.investors.merck.de



Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Sweden and the U.K.

In Europe, it is estimated that more than 84 million patients – more than twice as many as in the United States – are living with dyslipidemia and only 12 million are receiving therapy. The European market for cholesterol products exceeded USD 3.5 billion in 2001 and is expected to grow to approximately USD 10 billion by 2007.

Merck KGaA entered into an agreement in 2002 with Kos of Miami, Florida, for worldwide marketing rights to both Niaspan and Advicor™ (nicotinic acid prolonged-release/lovastatin), excluding North America and Japan. Niaspan, the first and only once-daily nicotinic acid product ever approved by the U.S. Food and Drug Administration (FDA) for treatment of multiple lipid disorders, was introduced to the U.S. market in 1997 by Kos. Niaspan's U.S. sales for the 12-month period ending September 30, 2003, were USD 159 million.

Niaspan and Advicor are considered key elements in Merck KGaA's recently established CardioMetabolic Care business unit, which focuses on treatment of the inter-related illnesses of cardiovascular disease, diabetes and other metabolic disorders. Low HDL-C can be an important element of the metabolic syndrome (also known as Syndrome X). Metabolic syndrome is strongly associated with an increased risk of cardiovascular disease and the likelihood of progression to type 2 diabetes. In addition to low HDL-C, this syndrome is often characterized by increased serum triglycerides.

About Niaspan:

Available in the U.S. since 1997, Niaspan will be the only FDA-approved and European-approved, once-daily prolonged-release formulation of nicotinic acid for treating abnormal cholesterol levels. Nicotinic acid, also known as niacin, is a B-vitamin that for decades has been known to be an effective cholesterol medication at high doses but was limited by significant side effects. Kos's solid-dose drug delivery technology transformed nicotinic acid, the most powerful agent available for increasing HDL-C (High-Density Lipoprotein), into a highly effective, patient friendly therapy used by thousands of patients. Niaspan is indicated for the treatment of dyslipidemia, particularly in patients with combined mixed hyperlipidemia, characterized by elevated



levels of LDL-cholesterol (LDL-C) and triglycerides and low HDL-cholesterol (HDL-C), and in patients with primary hypercholesterolemia. Niaspan should be used in combination with statins, when the cholesterol lowering effect of statin monotherapy is inadequate. Niaspan can be used as monotherapy only in patients who do not tolerate statins. Diet and other non-pharmacological treatments (e.g. exercise, weight reduction) should be continued during therapy with Niaspan.

About Kos Pharmaceuticals:

Kos Pharmaceuticals, Inc. (www.kospharm.com) is a fully integrated pharmaceutical company that specializes in developing, commercializing, manufacturing and marketing prescription drugs for the treatment of chronic diseases. The Company's principal product development strategy is to reformulate existing pharmaceutical products with large market potential to improve safety, efficacy, or patient compliance. The Company currently markets Niaspan and Advicor for the treatment of cholesterol disorders. Kos is developing additional products and has proprietary drug delivery technologies in solid-dose and aerosol metered-dose inhalation administration.

Best Regards

Merck KGaA

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15

With more than 34,000 employees in 55 countries, the Merck Group generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, Germany, the company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. The Merck Group strongly believes the key to its long-term business success is innovative products created by entrepreneurial and talented employees. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74% and the remaining 26% is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917.



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January 28, 2004

Merck KGaA and Jerini Announce Collaboration to Develop Small Molecule Cancer Drugs

Merck KGaA and Jerini AG today announced a collaboration agreement to jointly develop small molecule inhibitors against an undisclosed target for oncology.

Prior to the agreement, Jerini identified novel proprietary small molecule lead series by applying its Peptides-to-Drugs (P2D) approach. Merck and Jerini are joining forces to further develop Jerini's compounds. Initiation of pre-clinical development is planned for 2005.

Under terms of the agreement, Jerini will receive an upfront payment, personnel funding, milestone payments, and royalties. Merck obtains worldwide rights for all indications in cancer, cardiovascular diseases, diabetes and thyroid disorders. Jerini could receive in excess of EUR 50 million if the product is approved. Further financial details were not disclosed.

"In line with our goal to become a major player in oncology, we have identified Jerini as an attractive partner whose expertise and approaches nicely complement our in-house activities," said Dr. Inge Lues, Vice President, Global Preclinical R&D, Merck KGaA.

"We are extremely pleased to enter into this agreement with Merck, which is a major milestone for Jerini," said Jens Schneider-Mergener, PhD, Chief Executive Officer, Jerini AG. "It validates our novel Peptides-to-Drugs approach and demonstrates that it can create valuable collaboration opportunities with attractive partners."

Merck KGaA · Germany

Investor Relations
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64293 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Heinrich Hornef

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek

Investor Relations Information


MERCK

The market for new cancer therapeutics is large and growing. Current annual global spending on cancer therapeutics, estimated to be USD 25 billion, is expected to grow about 3.5 percent a year over the next several years.

About Jerini AG:

Jerini AG (www.jerini.com) is a drug discovery and development company based in Berlin, Germany. The company has built a pipeline of several preclinical and two clinical projects (phase II) with its proprietary Peptides-To-Drugs (P2D) discovery platform. P2D addresses extra- and intra-cellular targets and was developed to overcome the limitations of conventional HTS or protein-based discovery approaches. P2D includes massive parallel syntheses and screening of peptide leads, pharmacophore identification and transformation into peptidomimetic and/or small molecule drugs. The peptide lead to a small molecule conversion step is a direct process that does not include any intermediate modifications of the peptide lead. It is supported by medicinal chemistry and cheminformatics and guided by matching the pharmacophore derived from massive peptide SAR data information against a virtual small molecule library. Jerini's platform allows the rapid identification and/or optimization of agonists and antagonists for (difficult) target proteins. The technology has been successfully demonstrated in in-house and partnered programs for highly valuable but difficult targets where conventional methods have failed. Jerini's approach creates value by reducing time and costs and by decreasing attrition rates.

Best Regards

Merck KGaA

Your Investor Relations Team:

Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84

Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95

Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15

With more than 34,000 employees in 55 countries, the Merck Group generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, Germany, the company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. The Merck Group strongly believes the key to its long-term business success is innovative products created by entrepreneurial and talented employees. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74% and the remaining 26% is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917.

Ad hoc- announcement § 15 WpHG

Merck KGaA Considers Potential Divestment of Electronic Chemicals Business

Darmstadt, Germany - Merck KGaA today announced that it is considering the option to divest its global Electronic Chemicals business. Merck is already in talks with potential partners to evaluate the different options.

Merck Electronic Chemicals represents one of four divisions of the Chemicals business of Merck KGaA. With a total of around 550 employees at major sites in Europe and Asia, Merck Electronic Chemicals achieved sales of EUR 153 million in the first nine months of 2004.

Darmstadt, 02.11.2004



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Investor Relations Information

February 16, 2004

Merck KGaA's Annual Operating Result Rises 19% to EUR 736 Million

- **2003 Sales Fall 2.7% as Predicted to EUR 7.2 Billion, Organic Sales Rise 7.3%**
- **Profit After Tax Increases 1.1% to EUR 218 million**
- **Pharma Sales Rise 4.8% Aided by Generics; Liquid Crystals Sales Jump 16%**
- **Dividend of EUR 0.80 per Share Proposed for 2003**

The Merck Group booked Profit After Tax for 2003 of EUR 218 million, an increase of 1.1% despite exceptional items of EUR 198 million. Sales rose organically by 7.3% but negative currency effects resulted in a nominal decline of 2.7% to EUR 7.2 billion. Again, the Generics and Liquid Crystals divisions produced outstanding results.

The Merck Group reported that its 2003 Operating Result jumped 19% to EUR 736 million, boosted by strong performances from Liquid Crystals and Generics, higher payments from U.S. sales of the Glucophage® family of diabetes treatments, and payments from Schwarz Pharma on U.S. sales of omeprazole.

Full-year Net Profit After Minority Interest increased 2.6% to EUR 208 million or EUR 1.15 per share compared to EUR 203 million or EUR 1.18 per share for 2002. EPS declined mainly because Merck issued new shares in July. Sales for the year declined on a nominal basis by 2.7% to EUR 7,202 million, diminished by a 9.7% negative currency effect. The organic sales growth rate was 7.3%.

ROS (return on sales) for 2003 rose to 10.2% compared to 8.3% in the previous year. ROCE (return on capital employed) in 2003 was 12.1% compared to 9.6% the year before. Fourth-quarter operating result rose 23% to EUR 183 million. For the fourth


MERCK

quarter, ROS was 10.1% compared to 8.2% the year-ago quarter, while ROCE increased to 12.2% from 9.3% in the year-ago period.

Earnings Before Interest and Tax (EBIT) for the full year amounted to EUR 538 million, down just 3.8% despite exceptional charges totaling EUR 198 million compared to EUR 57 million in exceptional charges in 2002. These exceptional items, first mentioned by Merck in May 2003, included a provision for planned restructuring of production and research facilities in France (EUR 71 million), a special goodwill write-down of Théramex (EUR 50 million), compensation payments and losses from the disposal of assets due to the termination of a contract manufacturing agreement with GlaxoSmithKline (EUR 51 million), and the remainder related to Dey Inc. (EUR 26 million).

Although Merck booked most of the year's exceptional items, –EUR 181 million, in the fourth quarter, EBIT in the quarter remained on the positive side at EUR 1.9 million compared to EUR 147 million in the year-ago quarter.

Merck's tax rate for 2003 of 48.5% resulted in taxes of EUR 205 million compared to a tax rate of 47.7% and taxes of EUR 196 million in the previous year. The underlying tax rate (i.e. before exceptional items) was 39.9% compared to 42.3% in 2002.

Free Cash Flow at the end of 2003 was at the previous year's level of EUR 442 million. However, the high level in 2002 was primarily due to proceeds from the disposal of Bracco in Italy while cash flow in 2003 came almost entirely from operating activities. Higher Operating Results and lower investments in property, plant and equipment were the main reasons for this development.

Annual research and development costs were nearly unchanged at EUR 605 million. This strong commitment to R&D bore exceptional fruit in 2003. Merck's first oncology product, the monoclonal antibody Erbitux™, was approved in December by Swiss authorities. Sales commenced within days. In November, a team of Merck scientists won Germany's prestigious Future Prize for developing a new generation of liquid crystals that make large, flat-panel LCD televisions possible. These slim and bright TVs are expected to quickly replace the bulky cathode-ray-tube televisions currently found in homes around the world.

Merck's annual sales in North America declined 11% to EUR 2,358 million, or 33% of the total, mainly due to the weak U.S. dollar. Sales in Europe rose 2% to EUR 3,017 million or 42% of the total. Sales in Latin America fell 8% to EUR 365 million and sales in Asia, Africa and Australia rose 5% to EUR 1,462 million.

Business Sectors

Pharmaceuticals full-year sales rose 4.8% to EUR 3,303 million with all three divisions – Ethicals, Generics and Consumer Health Care – contributing to the increase. The organic sales growth rate of 11% was reduced by a 6.9% currency effect. For the fourth quarter, sales for Pharmaceuticals rose 3.6% to EUR 837 million.

The Pharmaceuticals Operating Result rose 30% to EUR 354 million for the full year and an impressive 43% to EUR 92 million in the fourth quarter. The increase was the result of a good underlying business, good cost control efforts and higher licensing payments. The annual return on sales (ROS) rose to 10.7% from 8.6% in 2002. Fourth-quarter ROS improved to 11.0% from 8.0% in the year-ago quarter.

Annual sales of **Ethicals** improved slightly to EUR 1,780 million. An organic growth of 8.1% evaporated with an 8.2% negative currency effect. Fourth-quarter sales declined nominally by 2.4% to EUR 432 million but rose organically by 4.1%. The oral anti-diabetic Glucophage® franchise remained Merck's best-selling line of products in 2003 and still holds onto about 41% of total U.S. new prescriptions for metformin despite generic competition that began more than one and a half years ago.

Besides the successful December launch of the cancer drug Erbitux in Switzerland, the lipid-disorder treatment Niaspan™ was launched in November in the United Kingdom. In December, Niaspan successfully completed the European Mutual Recognition Procedure, paving the way for rollout of the product in other European countries. The next Niaspan launch is expected to be in Germany before mid-year.

Merck's bisoprolol business, the Concor® family of beta-blockers, raised its fourth-quarter sales by 17% to EUR 69 million. The key products are the low-dose combination product Lodoz® and ConcorCOR® for the treatment of chronic heart failure. Fourth-quarter sales of Merck's range of thyroid medicines rose 19% to EUR 25



million, led by Euthyrox® with a sales growth of 26%. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide.

Especially hard hit by the effects of the weak U.S. dollar was Merck's California-based subsidiary Dey, whose fourth-quarter sales growth in dollars was erased by the conversion into euros. Still, fourth-quarter sales of Dey's DuoNeb® inhaler for the treatment of chronic obstructive pulmonary disease jumped 64% to EUR 36 million. DuoNeb now has more than a 10% share of total prescriptions in its core U.S. market. Fourth-quarter sales for EpiPen®, a life-saving epinephrine auto-injector, fell 33% in comparison to an exceptional fourth quarter 2002, when wholesalers stocked up in advance of an announced price increase. For the year, EpiPen sales were up 15%.

Generics sales rose 13% to EUR 1,202 million in 2003 and 12% to EUR 320 million in the fourth quarter. Continental Europe, especially France, Belgium, Italy and Portugal, contributed to the sales growth along with Canada, where Genpharm recently launched generic versions of simvastatin and paroxetine. The Asia/Pacific region, including Alphapharm in Australia, continued to provide stable growth and a solid contribution to the division. Again in the fourth quarter, license revenues from Schwarz Pharma for omeprazole (AstraZeneca's Losec® and Prilosec®) sales in the U.S. declined as competing generic brands entered the market.

Consumer Health Care sales increased 3.8% to EUR 321 million in the year and 5.7% to EUR 84 million in the quarter. Acquisitions, such as Lamberts Healthcare Ltd. in the U.K. contributed 4.7% to the annual sales growth but negative currency effects – especially in the U.K., Venezuela and Mexico – lowered the growth rate by 9.0%. The Seven Seas products in the U.K. and the newly established vitamins, minerals and supplements category in France were strong contributors. Sales in Germany declined due to the new health-care reform law. The Kytta range of herbal-based products was especially hard hit.

Chemicals

Chemicals annual sales rose organically by 8.7% but was reduced 9.9% by currency effects and a further 3.4% by divestments, resulting in a decline of 4.6% to EUR 1,700 million. For similar reasons, a 14% organic sales increase for the fourth quarter was

reduced to a 1.2% rise to EUR 446 million. Chemicals' annual Operating Result increased 16% to EUR 302 million due to excellent results from Liquid Crystals. The quarterly Operating Result declined 3.2% as a good show by Liquid Crystals could not compensate for declines at Electronic Chemicals and Life Science Products. The annual return on sales (ROS) rose to 17.8% from 14.6% while the quarterly ROS fell slightly to 16.1% from 16.9%.

Liquid Crystals sales improved 16% to EUR 438 million in 2003 and 26% to EUR 137 million in the quarter despite a 14% negative currency effect. Large-area TFT (thin film transistor) LCDs for computer monitors and notebooks was the major growth driver for the division. However, by far the fastest growth came from the emerging market for LCD flat screen TVs. In this application, TFT mixtures from Merck are predominantly used. Merck's patented Vertical Alignment (VA) and In-Plane Switching (IPS) liquid crystal mixtures dominate the large size and high performance LCD TV segment, which has seen extraordinary growth that is expected to continue for years to come.

Pigments sales declined 3.7% to EUR 315 million in the year and 2.3% to EUR 78 million in the quarter as the result of negative currency effects. Sales in Europe rose 4.2%, driven by cosmetic pigments such as the optically variable Xirona® for nail polish and pigments such as the crystal-like Xirallic® for automotive paints. Business in the United States suffered strongly under currency impacts but showed positive organic sales development in cosmetic actives and industrial pigments.

Electronic Chemicals sales declined 6.0% to EUR 180 million in 2003 but rose 8.2% to EUR 50 million in the fourth quarter, held back by a negative 11% currency impact. The division's core activity, Process Chemicals produced an 18% organic sales growth rate in the fourth quarter, mainly due to strong sales in new application fields in Asia. For the year, Process Chemicals sales grew organically by 6%.

Analytics and Reagents annual sales declined 10% to EUR 453 million while quarterly sales fell 11% to EUR 113 million, with positive organic sales results being eaten up by currency effects and divestments. The Reagents business maintained its firm position with strong sales in organic solvents and customized products. Within Analytics, food and environmental analytics showed double-digit organic growth, boosted by the launch of new hand-held photometers.



Life Science Products sales fell 18% to EUR 313 million in 2003 and 13% to EUR 69 million in the fourth quarter. The division results were heavily influenced by negative currency effects, the discontinuation of the vitamins business, and divestments. In addition, major customers reduced inventories, cut R&D spending, and exerted price pressures. Still the bulk Custom Synthesis and Services business showed an organic growth of 7%.

Laboratory Distribution

Full-year sales for VWR International Inc. fell 11% to EUR 2,427 million while fourth-quarter sales were down 8.2% to EUR 586 million. As two-thirds of its sales originate in North America, VWR's positive organic growth rates, both for the quarter and the year, were erased by a negative 12% currency effect. The business sector's performance in 2003 also was impacted by the spending constraints of customers in the pharmaceutical, biotech, electronic and science-education fields as well as consolidations within the pharmaceutical industry. The annual Operating Result declined 6.1% to EUR 79 million. The quarterly Operating Result nearly doubled to EUR 19 million from EUR 9.9 million as VWR made significant improvements in its operating structure in the just-ended quarter. Return on sales (ROS) increased to 3.3% from 3.1% for the year and 3.2% from 1.6% for the fourth quarter.

Outlook

Forecasters are predicting that the global economic picture will continue to improve in 2004, with an average 3.0% growth rate for industrial countries, although the euro zone is expected to have an economic growth rate of just 1.7% and Germany only 1.4%. The budget deficit in the United States could continue to put pressure on the dollar.

The year 2004 will be a time of change at Merck. As announced in December, Merck is selling its 50% stake in the orthopedics joint venture BioMer C.V. for USD 300 million. Completion of the sale is expected in the first quarter of this year, when Merck should be able to book USD 70 million in exceptional income.

With the anticipated divestment of Merck's wholly owned subsidiary, VWR International, Merck would undoubtedly book an even larger amount of exceptional



income and would be able to focus even more on its core businesses of Pharmaceuticals and Chemicals.

Pharmaceutical sales in 2004 are anticipated to increase slightly. The Ethicals division is expected to continue its European rollout of the cancer drug Erbitux and the lipid-disorder treatment Niaspan. Generics will continue to profit from patent expirations on many high-priced drugs and aims to be one of the world's top three generics companies.

Within the Chemicals business sector, Liquid Crystals is expected to produce a handsome increase in sales thanks to strong demand for Merck's specialized LC mixtures for PC monitors and large television displays. Merck expects modest sales growth from the other chemical divisions. Electronic Chemicals in particular should see an upswing due to a recovering semiconductor industry.

The anticipated divestment of VWR will result in profound changes for the Merck Group. Initially, it will reduce sales by a third and the Operating Profit by about 10% while substantially improving the profit margin. The lower Operating Profit caused by the two divestments will be more than compensated for with a higher margin in Profit After Tax. The cash infusion from the two divestments also will greatly improve Merck's strategic flexibility. Excluding pension provisions, Merck will be almost free of financial debt. In the mid-term, Merck intends to expand its core businesses and continue its 336-year business tradition in the fields of Pharmaceuticals and Chemicals.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15




MERCK

Your Contact
investor.relations@merck.de
Fax: +49 (0) 61 51/72 90 790

Investor Relations Information

February 16, 2004

Merck KGaA to Sell VWR International to Clayton, Dubilier & Rice, Inc.

Merck KGaA and Clayton, Dubilier & Rice, Inc., a leading global private equity firm, have entered into a stock purchase agreement whereby a fund managed by Clayton, Dubilier & Rice will buy 100% of Merck's laboratory distribution business, VWR International, for USD 1.68 billion. The agreement is subject to regulatory approval and closing of the transaction will take place as soon as all necessary approvals have been granted.

As part of the agreement, VWR will continue to distribute Merck's laboratory products. For that purpose, effective April 1, 2004, Merck will combine its Analytics & Reagents and Life Science Products divisions into a new Life Science & Analytics division. This division will enter into a long-term distribution agreement with VWR.

With 5,880 employees and annual sales of approximately EUR 2.4 billion, the West Chester, Pennsylvania-based company is one of the world's leading distributors of laboratory products. VWR's 750,000 products range from test tubes to fully equipped laboratory clean rooms and biologic materials for drug development.

"The sale of VWR will give Merck much better margins and allow it to better focus on its core businesses of pharmaceuticals and chemicals," said Merck CEO Bernhard Scheuble. "This cash infusion will make Merck almost free of financial debt and give it the flexibility to expand its core businesses if opportunities should arise. We believe that selling to a financial investor at this price is the best solution for our shareholders, for Merck, and for the growth prospects of VWR and its employees."

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek




MERCK

"VWR International is a very high quality business and the transaction is precisely the kind for which we are well known – a large divestiture of a captive distributor from a major multinational corporation," said Joseph L. Rice, Chairman of Clayton, Dubilier & Rice. "We believe our operationally focused investment model is particularly well suited in situations where the parent organization has a strong interest in seeing the unit being divested grow and prosper as an independent company.".

The Laboratory Distribution business accounted for 33% of the Merck Group sales in 2003 and 11% of its operating result. VWR's sales in 2003 declined 11% when calculated in euros but rose 1.4% when adjusted for currency effects. Two-thirds of VWR sales are generated in North America. VWR's operating result for 2003 declined 6.1% to EUR 79 million resulting in a Return on Sales (ROS) of 3.3% compared to 3.1% in 2002. VWR's CEO Walter Zywottek and his management team have agreed to remain with VWR.

Merck first announced in March 2000 that it intended to sell a minority stake in VWR in about two years through an initial public offering. However, by 2002 the IPO market was out of favor with investors and Merck began exploring other avenues to unlock its investment in this non-core distribution business.

The roots of VWR in the United States go back to 1852 when John Taylor founded a druggist and chemical glassware business in Sacramento, California, to serve assayers in the California gold rush. Merck purchased an initial 15% stake in what was by then VWR Scientific Products Corp. in 1995 and acquired the rest of the business by 1999.

In Europe, Merck had been manufacturing laboratory products since 1827 and moved into the distribution business in 1992 with the purchase of the German firm Bender & Hobein. Several more European acquisitions followed and led to the 1999 establishment of Merck Eurolab in Zaventem, Belgium. The North American and European businesses were officially combined into VWR International in July 2000.

Your Investor Relations Team:

Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84

Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95

Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15

Ad hoc- announcement § 15 WpHG

Merck KGaA to Sell VWR International to Clayton, Dubilier & Rice, Inc.

Darmstadt, Germany - Merck KGaA and Clayton, Dubilier & Rice, Inc., a leading global private equity firm, have entered into a stock purchase agreement whereby a fund managed by Clayton, Dubilier & Rice will buy 100% of Merck's laboratory distribution business, VWR International, for USD 1.68 billion. The agreement is subject to regulatory approval.

Darmstadt, 16.02.2004



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 (0) 61 51/72 90 790

March 12, 2004

Merck KGaA's Glucophage Gains Positive Opinion for Use in Children

World's Most Widely Prescribed Oral Antidiabetic Drug Receives Unique European Labeling

Merck KGaA announced today that Glucophage® (metformin) has become the first oral anti-diabetic agent in Europe to obtain a positive opinion for use in children over 10 years of age from all 17 European countries involved in the Mutual Recognition Procedure. This means that with four weeks after this positive opinion, the long-existing indication for use of Glucophage in adults will be extended to include children.

Already recognized as the foundation of oral antidiabetic therapy in most adults by international groups, e.g. the American Diabetes Association and the UK National Institute for Clinical Excellence (NICE), Glucophage now is an important addition to the management of type 2 diabetes in children. Today, type 2 diabetes is recognized as a public health problem of potentially epidemic proportions by health authorities in Europe and the United States. Recent studies show that the prevalence of type 2 diabetes in children has increased as much as 10-fold over the past 2 decades in the US. Although prevalence of type 2 diabetes is less pronounced in Europe, it is predicted to increase as childhood obesity becomes more common.

Following a review of the efficacy and safety of Glucophage in juvenile patients, all of the 17 member states granted a positive opinion for its use as monotherapy or in combination with insulin. Treatment is initiated at the usual adult doses (500 or 850 mg daily), which can be increased up to a maximum recommended dose of 2,000 mg daily

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



to achieve glycemic control. No additional contra-indications or precautions are required compared with adult patients.

Approximately 6 million patients are treated with Glucophage worldwide and metformin has been studied in more than 5,500 published studies.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15



Your Contact
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Fax: +49 (0) 61 51/72 90 790

Investor Relations Information

March 25, 2004

Merck KGaA: Imminent EU Approval for Erbitux Provides New Hope for Colorectal Cancer Patients

Merck KGaA announced today that Erbitux™ (cetuximab) was recommended for approval by the Committee for Proprietary Medicinal Products (CPMP), the scientific advisory body of the European Agency for the Evaluation of Medicinal Products (EMEA). This recommendation will be forwarded to the European Commission and marks a positive step towards European approval of Erbitux, which is anticipated in mid-2004.

Erbitux is recommended in combination with irinotecan in the treatment of patients with epidermal growth factor receptor (EGFR)-expressing metastatic colorectal cancer after failure of irinotecan-including cytotoxic therapy. The CPMP regards the submitted data on the efficacy and safety as comprehensive and therefore recommends full approval of Erbitux. As a consequence, no specific post-approval obligations are required, indicating the strength of the Erbitux data.

The CPMP decision is a key step in providing new hope to the 200,000 Western Europeans diagnosed with colorectal cancer each year – of whom more than half have metastatic (advanced) disease.[1]

Erbitux was first launched in Switzerland in December 2003 for use in combination with irinotecan. Since February 2004 Erbitux has also been approved for use in the United States in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and additionally as a single agent in the treatment of patients with

Merck KGaA · Germany
Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek

EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy.

The European submission for Erbitux is based on a large multi-center clinical trial conducted in 11 European countries in 57 hospitals with more than 300 patients diagnosed with advanced metastatic colorectal cancer. In the so-called BOND (Bowel Oncology with Cetuximab Antibody) study, Erbitux, when used in combination with irinotecan chemotherapy, benefited more than half of patients. It shrank tumors by more than half in 23 percent and stopped tumor growth in an additional 33 percent of these very difficult to treat patients.[2]

"Such response rates usually are associated with a prolongation of life," said Professor David Cunningham, M.D., head of the gastrointestinal and lymphoma units at the Royal Marsden Hospital in London and Surrey, United Kingdom, and lead investigator for the BOND study.

"Colorectal cancer is often diagnosed at an advanced stage and can be very difficult to treat with conventional therapies," Prof. Cunningham added. "Erbitux, with its highly targeted mode of action, has shown promising results particularly in the combination with chemotherapy and is therefore a powerful new option for doctors in the fight against this increasingly common cancer."

Erbitux is an IgG1 monoclonal antibody that specifically targets and blocks the epidermal growth factor receptor (EGFR), which is expressed in more than 80 percent of metastatic colorectal cancers. The presence of EGFR within many different tumors is associated with more aggressive disease, increased resistance to chemotherapy, increased metastasis, and poor clinical prognosis.[3-5]

Erbitux works by blocking the EGFR, and thereby reducing both the invasion of normal tissues by tumor cells and the spread of tumors (metastasis). By blocking the EGFR, Erbitux also inhibits the formation of new blood vessels inside the tumors (angiogenesis) by reducing the production of the Vascular Endothelial Growth Factor (VEGF).[6]


MERCK

Erbitux is generally well tolerated, both alone and in combination with irinotecan. Adverse effects with Erbitux are usually non-treatment limiting and do not appear to increase the toxicities associated with irinotecan.[7]

"We hope that by providing this new treatment, we can make a real difference in people's lives," said Professor Bernhard Scheuble, CEO of Merck KGaA. "And with a substantial clinical program already underway, we are working to assess the safety and efficacy of this compound in other types of cancers to help even more patients."

"With Erbitux, and a number of anticancer compounds currently being investigated, Merck is committed with extensive R&D efforts to the long-term development of an enviable portfolio of treatments that demonstrate the company's goal to offer patients innovative products and treatment options," Professor Scheuble added.

Merck KGaA licensed the right to market Erbitux outside the U.S. and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Non-Core Project Discontinued

In order to focus more of its resources on the core areas of Oncology and CardioMetabolic Care, Merck also announced today that it will discontinue development of EMR 62203, the PDE V Inhibitor intended to treat male erectile dysfunction. The compound was in Phase II clinical development.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15


MERCK

References

1. Black RJ, Bray F, Ferlay J, Parkin DM. Cancer incidence and mortality in the European Union: cancer registry data and estimates of national incidence for 1990. *Eur J Cancer* 1997; 33: 1075-1107.

2. Cunningham D, Humblet Y, Siena S, *et al.* Cetuximab (C225) alone or in combination with irinotecan (CPT-11) in patients with epidermal growth factor receptor (EGFR)-positive, irinotecan-refractory metastatic colorectal cancer (MCRC). *Proc Am Soc Clin Oncol 2003*, 22 abstract 1012.

3. Ciardiello F, Di Lorenzo G, Tortora G, D'Armiento F, De Rosa G, Autorino R *et al.* Expression of epidermal growth factor receptor (EGFR) correlates with disease relapse and progression to androgen-independence in human prostate cancer. *Proc Am Soc Clin Oncol* 2002; abstract #701.

4. Hitt R, Castellano D, Ciruelos E, Paz-Ares L, Cortes-Funes H, Benito A *et al.* Overexpression of epidermal growth factor receptor (EGFR) and p53 mutations levels as prognostic factors in patients with locally-advanced head and neck cancer (LAHNC) treated with induction chemotherapy. *Proc Am Soc Clin Oncol* 2002; abstract #972.

5. Khorana AA, Ryan CK, Cox C, Sahasrabudhe DM. EGFR and VEGF expression in primary colon tumors as predictors of survival in stage II and III colon cancer. *Proc Am Soc Clin Oncol* 2004; abstract #2395.

6. Ciardello F. An update of targets for cancer treatment: receptor-mediated signals. *Ann Oncol* 2002; 13 (Suppl 4): 29-38

7. Needle MN. Safety experience with IMC-C225, an anti-epidermal growth factor receptor antibody. *Semin Oncol* 2002; 29: 55-60.



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 (0) 61 51/72 90 790

April 7, 2004

Merck KGaA Completes Sale of VWR International

Merck KGaA announced today that it has successfully completed the sale of its laboratory distribution business, VWR International, for USD 1.68 billion. The sale was accomplished through a stock purchase agreement, whereby a fund managed by Clayton, Dubilier & Rice, a leading global private equity firm, bought 100% of VWR.

With 5,880 employees and annual sales of approximately EUR 2.4 billion, the West Chester, Pennsylvania-based company is one of the world's leading distributors of laboratory products. VWR's 750,000 products range from test tubes to fully equipped laboratory clean rooms and biologic materials for drug development.

Proceeds from the sale will leave Merck almost free of financial debt and allow it to focus on its core businesses of pharmaceuticals and chemicals. As part of the agreement, VWR will continue to distribute Merck's chemicals and laboratory products.

The Laboratory Distribution business accounted for 33% of the Merck Group sales in 2003 and 11% of its operating result. VWR's sales in 2003 declined 11% when calculated in euros but rose 1.4% when adjusted for currency effects. Two-thirds of VWR sales are generated in North America. VWR's operating result for 2003 declined 6.1% to EUR 79 million resulting in a Return on Sales (ROS) of 3.3% compared to 3.1% in 2002. VWR's CEO Walter Zywottek and his management team have agreed to remain with VWR.

Separately, Merck announced that the sale of its 50-percent stake in the European orthopedics and biomaterials joint venture BioMer C.V. of Dordrecht, the Netherlands, for USD 300 million was completed in March. The sale to its joint-venture partner,

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


MERCK

Biomet Inc. of Warsaw, Indiana, will result in exceptional income of about USD 70 million in the second quarter.

About Clayton, Dubilier & Rice:

Clayton, Dubilier & Rice, Inc. (Internet: http://www.cdr-inc.com) is a leading private equity investment firm that has earned consistent, superior investment returns using an integrated operational and financial approach to build and grow portfolio businesses. Half of the firm's partners are seasoned corporate executives from major industrial enterprises and half come from mergers and acquisitions, financing or investment backgrounds. Since its founding in 1978, CD&R has managed the investment of over $4.5 billion in 36 businesses – mostly subsidiaries or divisions of large multi-business corporations - representing a broad range of industries with an aggregate transaction value in excess of $19 billion and revenues of more than $25 billion. The firm has offices in New York and London.

Your Investor Relations Team:

Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84

Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95

Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15



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April 29, 2004

Q1/2004: Merck KGaA's Profit After Tax Rises 20% to EUR 102 Million

- **Profit After Minorities Up 20%; EPS Rises to EUR 0.52 from EUR 0.48**
- **Sales Improve 3% to EUR 1.8 Billion, Currency Effects Remain Problematic**
- **Chemicals Sales Increase 14%; Operating Result Jumps 52%**
- **Liquid Crystals Sales Soar 61% to EUR 136 million**

The Merck Group is beginning 2004 on a sound basis, reporting first-quarter profit after tax rose 20% to EUR 102 million, aided by strong Chemicals sales, improved financial results, and a lower tax rate. Group sales rose 2.5% to EUR 1.8 billion, led by Liquid Crystals, where sales soared 61% in spite of currency effects.

Net profit after minority interests increased 20% to EUR 99 million or EUR 0.52 per share compared to EUR 82 million or EUR 0.48 per share in the first quarter of 2003.

During the second quarter, Merck will book about EUR 297 million before taxes from the April 7 sale of its laboratory distribution business sector VWR International and an estimated EUR 48 million from the sale of its 50% stake in the BioMer joint venture called Biomet-Merck.

Earnings before interest and tax (EBIT) for the first quarter rose 2% to EUR 189 million. There were minimal exceptional items in the first quarter of 2004 and none in the year-ago quarter.

Merck KGaA · Germany

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Merck improved its financial results by 28% as it retired debt. In addition, the tax rate dropped to 38%, resulting in taxes of EUR 61 million compared to a tax rate of 43% and taxes of EUR 65 million in the year-ago quarter.

The return on sales (ROS) increased to 10.6% from 10.5% while return on capital employed (ROCE) rose to 12.8% from 11.8% in the year-ago period.

Merck sales in North America declined 7.4% to EUR 538 million, or 30% of the total, due to the weak U.S. dollar. Sales in Europe rose 1.1% to EUR 778 million or 43% of the total. Sales in Latin America increase 9.0% to EUR 87 million and sales in Asia, Africa and Australia grew 22% to EUR 400 million.

Research and development costs rose 7.8% in the quarter to EUR 165 million. Of that amount 84%, or EUR 138 million, was allocated to Pharmaceuticals as Merck's pipeline of oncology products and Sarizotan for the treatment of Parkinson's disease move on to later, more expensive development stages.

Business sectors

Pharmaceuticals first-quarter sales rose organically by 4.3% but negative currency effects of 2.1% brought the nominal sales growth to 2.4%, or EUR 809 million, aided by double-digit growth in both Generics and Consumer Health Care.

The Pharmaceuticals Operating Result fell 40% to EUR 59 million in the first quarter of 2004 compared to EUR 99 million in the year-ago quarter as payments declined from both Bristol-Myers Squibb for Glucophage® diabetes products and Schwarz Pharma on sales of omeprazole in the United States. Consequently, the return on sales (ROS) fell to 7.3% in the first quarter from 12.5% in the comparable quarter of 2003.

Sales of **Ethicals** declined 6.6% to EUR 348 million as generic competition continues to gradually erode U.S. sales of Glucophage products. Sales by Merck's U.S. licensee decreased 35% compared to the year-ago quarter. However, direct sales by Merck of some newer line extensions of Glucophage rose, so that total Glucophage sales declined 25%.


MERCK

After having received marketing approval in Switzerland late in 2003, the cancer treatment Erbitux™ is developing ahead of expectations with first-quarter sales amounting to EUR 4.9 million. Sales in the European Union are expected to commence in the third quarter.

Merck's bisoprolol business, the Concor® family of beta-blockers, continues to grow, with sales up 4.9% to EUR 73 million. Again, this growth is largely due to sales of the line extension products – the low-dose combination product Lodoz® and ConcorCOR® for the treatment of chronic heart failure. The lipid-disorder treatment Niaspan™ was launched in the United Kingdom in late 2003 and the next launch is scheduled for May in Germany.

Sales of Merck's thyroid medicines rose 8.0%, again led by Euthyrox® with a sales growth of 14%. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide.

Generics sales remained robust, rising 10% in the first quarter to EUR 373 million from EUR 338 million a year ago. In Europe, the growth was driven by a strong performance in France (+37%), where Merck was first to market with generic versions of the two widely prescribed antidepressants paroxetine (Paxil™) and citalopram (Celexa™). Spain, Belgium and Italy also had good sales growth while price pressures in the U.K. had a negative impact on sales. Generic sales in Canada also showed strong growth following the recent launches of citalopram and simvastatin (Zocor™). However, there was a significant decline in license revenues related to omeprazole in the U.S.

Joining Merck Generics this year, Dey Inc. increased sales by 27% in local currency to USD 90 million. DuoNeb®, Dey's unit-dose nebulization drug for the relief of chronic obstructive pulmonary disease (COPD), now accounts for half of Dey's sales thanks to a 33% increase. Sales of EpiPen®, an auto-injector device for emergency rescue from anaphylactic allergic reactions, jumped 86% and makes up one-fourth of Dey's sales.

Consumer Health Care sales rose 12% to EUR 88 million. This includes a 5.8% boost from acquisitions, mainly the purchase last August of the direct-to-consumer U.K. business Lamberts Healthcare Ltd. The U.K Seven Seas business showed a 9.8% organic growth rate due to the good development of Bion®3, which contains vitamins,



minerals and probiotic cultures, and the Omega 3 family of products. France, Mexico and Venezuela also had good sales growth.

Chemicals

Chemicals sales rose 14% to EUR 474 million, a record high for a quarter, despite negative currency effects. Except for the newly created Life Science & Analytics division, all other divisions produced double-digit increases in organic sales growth compared to the first quarter of 2003. Chemicals' operating result jumped 52% to EUR 124 million, boosted by strong performances from all divisions. Likewise, the return on sales (ROS) rose to 26.1% in the first quarter from 19.6% in the year-ago quarter.

Liquid Crystals continued its phenomenal sales growth, surging 61% to EUR 136 million despite an 11% negative currency effect. The growth stemmed from continued consumer demand for notebook computers, flat-screen computer monitors, and flat LCD televisions, which all use Merck's new thin-film-transistor (TFT) liquid crystals. Color-filter production lines at Merck Display Technologies in Taiwan are fully booked.

Pigments sales rose 3.9% to EUR 87 million, with an organic growth of 10%. Double-digit organic sales growth in North America, Latin America and Asia countered a strong negative currency impact. Effect pigment sales increased 5.1%, driven by the cosmetics and coatings businesses. These include Xirallic® high-luster crystal pigments for automobiles and RonaStar® sparkling pigments for cosmetics.

Electronic Chemicals sales are rebounding, with a healthy increase of 14% to EUR 50 million in the first quarter. Organic growth was 21%. The division's core activity, Process Chemicals, continued to do well with an overall growth rate of 16% and an organic growth rate of 24%. This was partially influenced by strong sales in new applications fields such as flat-panel displays.

Life Science & Analytics, which was formed effective January 1 from the former divisions of Life Science Products and Analytics & Reagents, now is Merck's largest Chemicals division. Its first-quarter sales fell 0.9% to EUR 201 million from EUR 203 million in the year-ago quarter. The organic sales growth rate was a positive 4.5%. All core areas of the Reagents business, as well as Food and Environmental Analytics and in particular the business field of Processing, recorded double-digit organic sales growth rates. Geographically, sales rose in North America, Latin America and Asia.



The **Laboratory Distribution** business sector, U.S.-based VWR International Inc., was sold on April 7, 2004. During the first-quarter, it contributed 32% to group sales and 10% to the operating result. First-quarter sales fell 4.5% to EUR 582 million, hampered by the weak U.S. dollar. The operating result rose 30% to EUR 21.3 million. Return on sales (ROS) increased to 3.6% from 2.7% in the year-ago quarter.

Outlook

Merck is on course for a good year. It will book exceptional gains in the second quarter on the sales of VWR International and its stake in the Biomet-Merck joint venture. In addition, Merck has made excellent strides in reducing overhead costs and its income tax rate.

Sales from Merck's cancer drug, Erbitux, are coming in from Switzerland. However, the European Union launch of Erbitux expected in the third quarter, pipeline R&D expenses, and lower royalties on Glucophage products and omeprazole, will mean a decline in the Pharmaceuticals operating result. Chemicals, aided by Liquid Crystals and Electronic Chemicals, should have a higher operating result.

These various factors mean that Merck expects profit after tax for 2004 to increase by a high double-digit rate compared to the previous year.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Dr. Christian Raabe Tel.: +49 6151 72-6295
Susanne Zeichner Tel.: +49 6151 72-3315



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June 5, 2004

Phase III Study of Erbitux and High-Dose Radiation in Locally Advanced Head and Neck Cancer Presented at ASCO

Merck KGaA, ImClone Systems Incorporated (Nasdaq: IMCL), and Bristol-Myers Squibb Company (NYSE: BMY) today announced the results of an international, randomized Phase III study of 424 patients with locally advanced squamous cell carcinoma of the head and neck evaluating the addition of Erbitux® (Cetuximab) Injection, an IgG1 monoclonal antibody, to high-dose radiation. The study met both its primary endpoint of locoregional control and its secondary endpoint of overall survival. This study was presented today at a press conference during the American Society of Clinical Oncology (ASCO) 40th Annual Meeting.

The percentage of patients who achieved locoregional control at one year and at two years following treatment was 69% and 56% in Erbitux -treated patients compared to 59% and 48% for those treated with radiotherapy alone. Likewise, the percentage of patients alive at two and three years post-treatment was 62% and 57% for the Erbitux - treated patients versus 55% and 44% for those treated with radiotherapy alone. Both the duration of locoregional control and the duration of survival were statistically significant (log-rank p-value=0.02 for both endpoints).

With a minimum follow-up of 24 months and a median follow-up of 38 months, the median overall survival for the Erbitux treated patients was 54 months (95% CI: 36-58) compared to 28 months (95% CI: 21-38) for patients treated with radiotherapy alone.



The incidence of grade 3/4 mucositis (inflammation of the mucous membrane), a serious adverse event associated with high-dose radiation therapy for head and neck cancer, was similar in both treatment groups (55 percent in patients receiving radiation plus Erbitux and 52 percent of those who received radiation alone). Three percent of patients in the radiation plus Erbitux arm and zero percent of patients in the radiation-alone arm experienced grade 3/4 infusion reactions, and grade 3/4 skin reaction occurred in 34 percent of patients receiving radiation plus Erbitux compared to 18 percent of radiation-alone patients.

The Phase III trial (IMCL-9815) examined the impact of combining Erbitux with high-dose radiation on locoregional disease control and overall survival in 424 patients with advanced squamous cell carcinoma of the oropharynx (area of the throat at the back of the mouth), larynx (voice box) or hypopharynx (cavity at the back of the mouth that opens into the esophagus) that has spread through the head and neck region. Patients were randomized to receive radiation plus weekly Erbitux therapy (n=211) or radiation alone (n=213) for six to seven weeks.

The companies plan to discuss these findings and other head and neck cancer clinical data with the Food and Drug Administration (FDA), as well as the European Medicines Agency (EMEA).

Merck KGaA licensed the right to market Erbitux outside the U.S. and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Erbitux Approved Indication

Erbitux is approved by the FDA for use in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. The effectiveness of Erbitux for the treatment of colorectal cancer is based on objective response rates. Currently, no data are available that demonstrate an improvement in disease-related symptoms or increased survival with Erbitux.


MERCK

Outside the U.S., Merck KGaA gained approval for use of Erbitux in combination with irinotecan in patients with EGFR-expressing metastatic CRC who have failed prior irinotecan therapy in Switzerland in December 2003, with EU approval expected in June 2004.

In May 2004, Merck KGaA also received approval for Erbitux in Argentina and Mexico for use in combination with irinotecan or as a single agent in patients with EGFR-expressing metastatic CRC after failure of irinotecan-including cytotoxic therapy.

Erbitux Important Safety Information

Severe infusion reactions, rarely fatal and characterized by rapid onset of airway obstruction (bronchospasm, stridor, hoarseness), urticaria, and hypotension, have occurred (3%) with the administration of Erbitux. Most reactions (90%) are associated with the first infusion of Erbitux despite the use of prophylactic antihistamines.

Severe cases of interstitial lung disease (ILD), which was fatal in one case, occurred in less than 0.5% of patients receiving Erbitux.

Dermatologic toxicities, including acneform rash (12% grade 34), skin drying and fissuring, and inflammatory or infectious sequelae (e.g. blepharitis, cheilitis, cellulitis, cyst) were reported. Sun exposure may exacerbate these effects.

Other serious adverse events associated with Erbitux in clinical trials were fever (5%), sepsis (3%), kidney failure (2%), pulmonary embolus (1%), dehydration (5% in patients receiving Erbitux plus irinotecan, 2% receiving monotherapy) and diarrhea (6% in patients receiving Erbitux plus irinotecan, 0% with monotherapy).

Additional common adverse events seen in patients receiving Erbitux plus irinotecan (n=354) or ERBITUX monotherapy (n=279) were acneform rash (88%/90%), asthenia/malaise (73%/49%), diarrhea (72%/28%), nausea (55%/29%), abdominal pain (45%/25%), vomiting (41%/25%), fever (34%/33%) and constipation (30%/28%).

Full prescribing information is available upon request, or at www.erbitux.com.


MERCK

Your Investor Relations Team:

Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
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June 6, 2004

ASCO Abstracts: 3512 & 3513

Clinical Trials Show Erbitux Provides New Treatment Options for Patients With Colorectal Cancer

Merck KGaA is encouraged by the results of two clinical trials with Erbitux® (cetuximab) in metastatic colorectal cancer (CRC). Data presented today at the 40th Annual Meeting of the American Society of Clinical Oncology demonstrate that Erbitux may be safe and effective when combined with standard first-line chemotherapy treatments (FOLFOX4 and FOLFIRI) for patients with metastatic CRC.[1,2]

These new data are consistent with earlier study results and support the potential use of Erbitux in earlier treatment settings, in turn promising new hope for patients with metastatic CRC. Erbitux is the first and only approved monoclonal antibody specifically targeting the epidermal growth factor receptor (EGFR). Erbitux has already obtained market authorization in Switzerland, the United States, Mexico and Argentina. Later this month, Erbitux is expected to receive European Union approval for use in combination with irinotecan for the treatment of patients with EGFR-expressing metastatic CRC who have failed irinotecan-including cytotoxic therapy.

Data from one of the two studies, a Phase II study led by Dr. Josep Tabernero, Vall d'Hebron University Hospital, Barcelona, Spain, suggest that Erbitux is well-tolerated and effective when combined with the standard first-line treatment of oxaliplatin, folinic acid and 5-fluorouracil – known as the FOLFOX4 regimen.[1]

The study was designed to evaluate the efficacy and safety of Erbitux with the FOLFOX4 regimen (ERFLOX) as first-line treatment. In 42 evaluable patients with


MERCK

EGFR-expressing metastatic CRC, two patients (5 percent) demonstrated a complete response, 32 patients (76 percent) demonstrated a partial response and 7 patients (17 percent) had stable disease. The ERFLOX combination demonstrated an acceptable safety profile. The major grade 3/4 toxicities were diarrhea, neutropenia and acne-like rash.

"With five-year survival reported at only 3 percent in patients with metastatic CRC, there is a real need to improve treatment options for these patients," said Dr. Tabernero. "The data from our study are significant findings, consistent with earlier study results, and indicate the potential for earlier use of Erbitux in combination with standard first-line therapies. I am delighted that these data have the potential to improve outcomes for CRC patients."

In addition to Erbitux appearing to be effective and to have an acceptable safety profile when combined with the FOLFOX4 regimen, a separate study led by Professor Philippe Rougier, Hôpital Ambroise Paré, Boulogne, France, evaluated Erbitux in combination with the alternative standard first-line treatment of irinotecan, folinic acid and 5-fluorouracil – the FOLFIRI regimen.[2]

This Phase II study was designed to evaluate the safety and efficacy of Erbitux in combination with FOLFIRI (ERFLIRI) as first-line treatment in patients with EGFR-expressing metastatic CRC. FOLFIRI was administered once every two weeks as follows: irinotecan 180mg/m², FA 400mg/m², 5-FU 400mg/m² bolus plus infusion of 2,400mg/m²/46h. Of the 40 patients evaluable for efficacy, 17 experienced a partial response (43 percent) and 18 had stable disease (45 percent). Five patients with initial unresectable liver metastasis underwent surgery after achievement of confirmed partial response. The most frequent grade 3/4 adverse events were diarrhea (14 percent), leucopenia (17 percent), vomiting (11 percent), asthenia (7 percent) and skin reactions (7 percent). Erbitux does not appear to aggravate the typical grade 3/4 toxicities of FOLFIRI.

The new data support earlier findings from the pivotal, randomized **B**owel **O**ncology with cetuximab a**n**tibo**d**y (BOND) study, in which 329 patients were treated either with Erbitux as a single agent or in combination with irinotecan.[3] The study showed that



Erbitux, in combination with irinotecan, represents a significant advance in the treatment of patients with metastatic colorectal cancer, slowing progression of disease by more than four months in half of the patients and shrinking tumors by 50 percent or more in nearly 23 percent of patients. These data overall demonstrate that even in patients whose CRC is no longer responding to the standard irinotecan-based treatment, Erbitux, when combined with irinotecan, has been beneficial to more than half of the patients.[4]

Approximately 25 percent of patients present with metastatic disease[5] and up to half of newly diagnosed patients will go on to develop metastatic CRC.[6] However, around 50 percent of patients with metastatic CRC who are treated with the first-line standard treatments will develop progressive disease within seven to nine months.[7,8,9,10] The need for improved treatment is evident. The data resulting from these new studies point the way to improved outcome for patients with metastatic CRC, by providing new treatment options.

About Erbitux

Erbitux is a first-in-class and highly active IgG1 antibody targeting the EGFR. As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites.

CRC is among those tumors expressing high levels of EGFR, with EGFR expression being apparent in up to 82 percent of tumors.[10, 11, 12]

EGFR is found in high numbers on the surface of many other cancer cells, in addition to those in CRC, such as head and neck, and non-small cell lung cancer. As well as the data presented at ASCO in CRC, other studies will be presented on head and neck cancers, and non-small cell lung cancers.[13,14,15]

References

1. Tabernero J et al. An international phase II study of cetuximab in combination with oxaliplatin/5-fluoroucil. (5-FU)/folinic acid (FA) (FOLFOX-4) in the first-line treatment of patients with metastatic colorectal cancer (CRC) expressing epidermal growth factor receptor (EGFR). *Proc Am Soc Clin Oncol* 2004; Vol 23: abstr 3512.
2. Rougier P et al. Cetuximab (Erbitux™) combined with FOLFIRI (irinotecan plus infusional 5-FU and folinic acid (FA) given every 2 weeks) in patients (pts) with metastatic epidermal growth factor receptor (EGFR)-expressing colorectal cancer (CRC). *Proc Am Soc Clin Oncol* 2004; Vol 23: abstr 3513.
3. Cunningham D, et al. Cetuximab (C225) alone or in combination with irinotecan (CPT-11) in patients with Epidermal Growth Factor Receptor (EGFR)-positive, irinotecan-refractory metastatic colorectal cancer (MCRC). *Proc Am Soc Clin Oncol* 2003; 22. Abstract 1012.
4. Kohne C-H et al. Irinotecan improves the activity of the AIO regimen in metastatic colorectal cancer: Results of EORTC GI Group 40986. *Proc Am Soc Clin Oncol* 2003; 22: abstr 1018.
5. Cunningham D, Findlay M. The chemotherapy of colon cancer cannot be ignored. *Eur J Cancer* 1993; 29A: 2077–2079.
6. University of York NHS Centre for Reviews and Dissemination. *Effective Health Care* 1997; 3: 6.
7. Tournigand C et al. FORFIRI followed by FOLFOX6 or the Reverse Sequence in Advanced Colorectal Cancer: A Randomized GERCOR Study. *J Clin Oncol* 2004, 22:229--237
8. Douillard et al. Irinotecan combined with fluorouracil compared with fluorouracil alone as first-line treatment for metastatic colorectal cancer: a multicentre randomised trial. *Lancet* 2000; 355 (9209):1041-1047.
9. De Gramont A et al. Leucovorin and fluorouracil with and without oxaliplatin as first line treatment in advanced colorectal cancer. *J Clin Oncol* 2000; 18: 2938-2947.
10. Cunningham D, et al. Cetuximab (C225) alone or in combination with irinotecan (CPT-11) in patients with Epidermal Growth Factor Receptor (EGFR)-positive, irinotecan-refractory metastatic colorectal cancer (MCRC). *Proc Am Soc Clin Oncol* 2003; 22. Abstract 1012.
11. Saltz L, et al. Cetuximab (IMC-C225) Plus Irinotecan (CPT-11) is Active in CPT-11-Refractory Colorectal Cancer (CRC) That Expresses Epidermal Growth Factor Receptor (EGFR). *Proc Am Soc Clin Oncol* 2001; 20. Abstract 7
12. Saltz L, et al. Phase II Trial of Cetuximab In Patients With Refractory Colorectal Cancer That Expresses the Epidermal Growth Factor Receptor. *J Clin Oncol* 2004; 22 (7):1-8.
13. Trigo J et al. Cetuximab (Erbitux™) monotherapy is active in patients with platinum-refractory recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN). *Proc Am Soc Clin Onco* 2004: Vol 23: abstr 1947.
14. Humblet Y et al. Phase I study of cetuximab (Erbitux™) in combination with cisplatin or carboplatin and 5-fluorouracil (5-FU) in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (SCCHN). *Proc Am Soc Clin Onco* 2004: Vol 23: abstr 836.
15. Rosell R et al. Randomized phase II study of cetuximab (Erbitux™) in combination with cisplatin (C) and vinorelbine (V) vs CV alone in the first-line treatment of patients with epidermal growth factor receptor (EGFR)-expressing advanced non-small-cell lung cancer (NSCLC). *Proc Am Soc Clin Onco* 2004: Vol 23: abstr 1945.



Investor Relations Information

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June 7, 2004

Abstract: 7020

IMC-BEC2 Cancer Vaccine Did Not Meet Primary Endpoint in Phase III Clinical Trial in Patients With Small-Cell Lung Carcinoma

New Orleans, LA, and Darmstadt, Germany – Merck KGaA announced today that the international, randomized Phase III clinical trial done in cooperation with ImClone Systems Incorporated (NASDAQ: IMCL) with the companies' IMC-BEC2 cancer vaccine did not meet its primary endpoint of survival.

IMC-BEC2 is an investigational anti-idiotypic monoclonal antibody that mimics GD3, a ganglioside expressed on the cell membrane of most small-cell lung cancer (SCLC) tumors. The study was conducted in collaboration with the cooperative group European Organisation for Research and Treatment of Cancer (EORTC). The results of the clinical trial were presented today by EORTC investigator Giuseppe Giaccone, MD, PhD, Department of Oncology, Free University Medical Center, Amsterdam, in a presentation at the American Society of Clinical Oncology annual meeting.

The clinical trial was designed to assess the survival benefit of vaccination with IMC-BEC2 and the immune stimulant BCG over a two-year period. Patients in the trial were randomized into either the treatment arm, receiving IMC-BEC2/BCG vaccination, or into the observation arm.

The Companies intend to meet in the near-term to discuss the ongoing viability of the IMC-BEC2 development program.


MERCK

About ImClone Systems Incorporated

ImClone Systems Incorporated is committed to advancing oncology care by developing and commercializing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. The Company's three programs include growth factor blockers, angiogenesis inhibitors and cancer vaccines. ImClone Systems' strategy is to become a fully integrated biopharmaceutical company, taking its development programs from the research stage to the market. ImClone Systems' headquarters and research operations are located in New York City, with additional administration and manufacturing facilities in Branchburg, New Jersey.

Contacts at ImClone Systems Incorporated:

Stefania Bethlen, Corporate Communications/IR,
Tel: (646) 638-5058, Stefania.Bethlen@imclone.com

Your Investor Relations Team:

Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
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Investor Relations Information

June 7, 2004

Merck KGaA Returns Theratope Rights to Biomira

Companies Will Continue Collaboration on BLP25 Liposomal Vaccine

Darmstadt, Germany, and Edmonton, Alberta, Canada - Merck KGaA of Darmstadt, Germany, and Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that the parties have agreed that development and commercialization rights to the therapeutic cancer vaccine Theratope will be returned to Biomira. This decision does not impact Merck's and Biomira's on-going collaboration to develop BLP25 Liposome Vaccine (L-BLP25) that the companies are investigating for non-small-cell lung cancer.

Merck decided not to pursue Theratope, which is being developed for the treatment of metastatic breast cancer, because additional trials are likely to be required to support registration, and the vaccine therefore no longer meets Merck's commercial timetable for a near-term product launch. The parties will negotiate the detailed terms and conditions under which the rights will be returned over the next 30 days.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Investor Relations Information

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June 7, 2004

Abstracts 7012 and 7084

Scientific Data Presented at ASCO Annual Meeting Evaluating Erbitux in Advanced Non-Small-Cell Lung Cancer

New Orleans, LA, and Darmstadt, Germany - Merck KGaA, ImClone Systems Incorporated (Nasdaq: IMCL), and Bristol-Myers Squibb Company (NYSE: BMY) today announced the results of two clinical studies of Erbitux® (Cetuximab) Injection, an IgG1 monoclonal antibody, in combination with standard chemotherapy in the first-line treatment of advanced non-small-cell lung cancer (NSCLC) and as a single agent in the treatment of patients with late-stage recurrent or metastatic NSCLC who have exhausted other treatment options. These new data were presented at the American Society of Clinical Oncology (ASCO) 40th Annual Meeting.

Abstract #7012

A randomized Phase II study (EMR-011 or LUCAS) conducted by Merck KGaA examined the addition of Erbitux to standard chemotherapy with cisplatin and vinorelbine as first-line treatment of Epidermal Growth Factor Receptor (EGFR)-expressing advanced non-small-cell lung cancer compared to treatment with cisplatin and vinorelbine alone. The primary endpoint was objective response rate.

Of 43 patients receiving Erbitux plus chemotherapy, 35 percent (95% CI: 21-51) experienced a confirmed response (54% including unconfirmed responses). Of 43 patients receiving chemotherapy alone, 28 percent (95% CI: 15-44) experienced a confirmed response (33% including unconfirmed response). Overall rate of disease control, defined as partial response plus stable disease, was 84 percent in the Erbitux plus chemotherapy group versus 68 percent in the chemotherapy alone group.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


MERCK

Median progression-free survival in the Erbitux plus chemotherapy group was 4.8 months (95% CI: 3.3-5.8) versus 4.2 months (95% CI: 2.5-5.0) in the chemotherapy-alone group. Median survival time was 8.3 months (95% CI: 6.1-9.9) in the Erbitux group and 7 months (95% CI: 5.6-9.5) in the chemotherapy-alone group.

Commonly occurring grade 3/4 adverse events in the Erbitux plus chemotherapy arm compared to the chemotherapy-only arm were leucopenia (50 percent vs. 37 percent; grade 4, 10 percent vs. 10 percent), asthenia/fatigue (19 percent vs. 2 percent), nausea/vomiting (17 percent vs. 14 percent), skin reaction (12 percent vs. 0 percent), fever/chills (10 percent vs. 5 percent), infection (5 percent vs. 2 percent) and thrombocytopenia (5 percent vs. 2 percent).

Abstract #7084

A Phase II trial (BMS-012) examined response rates in patients with stage IIIB/IV NSCLC who had recurrent or metastatic disease following one or more prior regimens of chemotherapy, including prior platinum-based chemotherapy. Patients received standard therapy with Erbitux until disease progression or the development of unacceptable toxicity.

At a planned interim analysis of 33 patients with EGFR-expressing NSCLC enrolled in the trial, 6 percent experienced partial responses, 21 percent had stable disease and 73 percent had progressive disease.

Forty-nine patients were evaluable for toxicity. Grade 3/4 adverse events that may have been related to therapy were asthenia/malaise (12.2 percent), acneform rash (4.1 percent), infusion reaction (2 percent) and nausea/vomiting (2 percent).

Erbitux Approved Indication

Erbitux is approved by the FDA for use in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. The effectiveness of Erbitux for the treatment of colorectal cancer is based on objective response rates. Currently, no data are available


MERCK

that demonstrate an improvement in disease-related symptoms or increased survival with Erbitux.

Outside the U.S., Merck KGaA, Darmstadt, Germany, gained approval for use of Erbitux in combination with irinotecan in patients with EGFR-expressing metastatic CRC who have failed prior irinotecan therapy in Switzerland in December 2003, with EU approval expected in June 2004.

In May 2004, Merck KGaA also received approval for Erbitux in Argentina and Mexico for use in combination with irinotecan or as a single agent in patients with EGFR-expressing metastatic CRC after failure of irinotecan-including cytotoxic therapy.

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the U.S. and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Erbitux Important Safety Information

Severe infusion reactions, rarely fatal and characterized by rapid onset of airway obstruction (bronchospasm, stridor, hoarseness), urticaria, and hypotension, have occurred (3%) with the administration of Erbitux. Most reactions (90%) are associated with the first infusion of Erbitux despite the use of prophylactic antihistamines.

Severe cases of interstitial lung disease (ILD), which was fatal in one case, occurred in less than 0.5% of patients receiving Erbitux.

Dermatologic toxicities, including acneform rash (12% grade 3-4), skin drying and fissuring, and inflammatory or infectious sequelae (e.g. blepharitis, cheilitis, cellulitis, cyst) were reported. Sun exposure may exacerbate these effects.

Other serious adverse events associated with Erbitux in clinical trials were fever (5%), sepsis (3%), kidney failure (2%), pulmonary embolus (1%), dehydration (5% in patients receiving Erbitux plus irinotecan, 2% receiving monotherapy) and diarrhea (6% in patients receiving Erbitux plus irinotecan, 0% with monotherapy).



Additional common adverse events seen in patients receiving ERBITUX plus irinotecan (n=354) or ERBITUX monotherapy (n=279) were acneform rash (88%/90%), asthenia/malaise (73%/49%), diarrhea (72%/28%), nausea (55%/29%), abdominal pain (45%/25%), vomiting (41%/25%), fever (34%/33%) and constipation (30%/28%).

Full prescribing information is available upon request, or at www.erbitux.com.

Background Information

Erbitux binds specifically to epidermal growth factor receptor (EGFR, HER1, c-ErbB-1) on both normal and tumor cells, and competitively inhibits the binding of epidermal growth factor (EGF) and other ligands, such as transforming growth factor-alpha. The EGFR is constitutively expressed in many normal epithelial tissues, including the skin and hair follicle. Over-expression of EGFR is also detected in many human cancers including those of the colon and rectum.

According to the American Cancer Society, more than 173,000 Americans will be diagnosed with lung cancer this year, and more than 160,000 will die from the disease. Lung cancer is the leading cause of cancer deaths.

About ImClone Systems Incorporated

ImClone Systems Incorporated is committed to advancing oncology care by developing and commercializing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. The Company's three programs include growth factor blockers, angiogenesis inhibitors and cancer vaccines. ImClone Systems' strategy is to become a fully integrated biopharmaceutical company, taking its development programs from the research stage to the market. ImClone Systems' headquarters and research operations are located in New York City, with additional administration and manufacturing facilities in Branchburg, New Jersey.

About Bristol-Myers Squibb

Bristol-Myers Squibb is dedicated to the discovery, development and exhaustive exploration of innovative cancer fighting therapies designed to extend and enhance the lives of patients living with cancer. More than 40 years ago, Bristol-Myers Squibb built a unified vision for the future of cancer treatment. With expertise, dedication and


MERCK

resolve, that vision led to the development of a diverse global portfolio of anti-cancer therapies that are an important cornerstone of care today. Hundreds of scientists at Bristol-Myers Squibb's Pharmaceutical Research Institute are studying ways to improve current cancer treatments and identify better, more effective medicines for the future. Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

Investor Contacts:

ImClone Systems Incorporated:
Stefania Bethlen, Corporate Communications/IR, Tel: (646) 638-5058, Stefania.Bethlen@imclone.com

Bristol-Myers Squibb:
Susan Walser, Investor Relations, Tel: (212) 546-4631, Susan.walser@bms.com
John Elicker, Investor Relations, Tel: (212) 546-3775, john.elicker@bms.com

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15


RECEIVED
2007 JAN 19 A 10: 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


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Your Contact
investor.relations@merck.de
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Investor Relations Information

June 8, 2004

Abstracts 5502 and 5513

Scientific Data Presented at ASCO Annual Meeting Evaluating Erbitux in Head and Neck Cancer

New Orleans, LA, and Darmstadt, Germany - Merck KGaA, ImClone Systems Incorporated (Nasdaq: IMCL), and Bristol-Myers Squibb Company (NYSE: BMY) today announced the findings of two Merck KGaA-sponsored studies of Erbitux® (Cetuximab) Injection, an IgG1 monoclonal antibody, in patients with advanced squamous cell carcinoma of the head and neck (SCCHN), as presented at the American Society of Clinical Oncology (ASCO) 40th Annual Meeting.

The studies assessed Erbitux as a single agent in patients with platinum-refractory advanced SCCHN and in combination with platinum-based chemotherapy and 5-fluorouracil (5-FU) in patients with recurrent and/or metastatic SCCHN. The companies plan to discuss these study findings, as well as the previously announced results of a large international Phase III study also presented today (IMCL-9815), with the Food and Drug Administration (FDA) and the European Medicines Agency (EMEA).

Abstract #5502

A multicenter Phase II study conducted by Merck KGaA (EMR-016) evaluated the response rate of Erbitux as a single agent in 103 patients with advanced recurrent and/or metastatic SCCHN not suitable for local therapy and refractory to platinum-based chemotherapy.

Preliminary data from an independent review demonstrated an overall response rate of 12.6 percent. The disease control rate was 45.6 percent (95% CI: 35.8-55.7), which was defined as partial response (12.6 percent) plus stable disease (33 percent).



Median time to progression was 2.3 months, median survival was 5.9 months, and median duration of response was 5.9 months.

In 53 patients whose disease progressed during Erbitux monotherapy who then received Erbitux in combination with platinum-based chemotherapy, there were 14 patients with stable disease, 14 patients with progressive disease and 25 patients were not assessable. Median time to progression in this group was 50 days.

The most commonly reported adverse events occurring in more than 20 percent of patients, regardless of relationship to therapy, included acne-like rash (69 percent; grade 3/4, 1 percent) and fatigue (24 percent; grade 3/4, 4 percent). Additional grade 3/4 adverse events included vomiting (2 percent), nausea (1 percent) and diarrhea (1 percent). There was one treatment-related death due to infusion reaction.

Abstract #5513

A randomized Phase I study conducted by Merck KGaA (EMR-008) evaluated the safety and tolerability of Erbitux in combination with one of three doses of 5-FU and either cisplatin or carboplatin in 53 patients with recurrent and/or metastatic SCCHN.

An efficacy analysis of the pooled arms demonstrated a disease control rate of 69.8 percent, which was defined as complete response plus partial response plus stable disease (95% CI: 55.7-81.7). The overall response rate was 35.9 percent (95% CI: 23.1-50.2). Median time to progression was 155 days (95% CI: 127-186), and median survival was 297 days (95% CI: 242-418).

The most frequent adverse event (any grade) was skin reaction (74%, cisplatin group; 92%, carboplatin group). The most frequent grade 3/4 adverse events in the group receiving cisplatin (n=27) regardless of relationship to study medication were leucopenia (56%), asthenia (33%), nausea/vomiting (26%), mucositis (15%), anemia (15%), thrombocytopenia (11%), diarrhea (7%) and anorexia (4%). Among patients receiving carboplatin (n=25), the most frequent grade 3/4 adverse events regardless of relationship to study medication were leucopenia (20%), thrombocytopenia (20%), asthenia (16%), mucositis (12%), anemia (8%), acne-like reaction (4%) and skin reaction (4%).


MERCK

Erbitux Approved Indication

Erbitux is approved by the FDA for use in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. The effectiveness of Erbitux for the treatment of colorectal cancer is based on objective response rates. Currently, no data are available that demonstrate an improvement in disease-related symptoms or increased survival with Erbitux.

Outside the U.S., Merck KGaA, Darmstadt, Germany, gained approval for use of Erbitux in combination with irinotecan in patients with EGFR-expressing metastatic CRC who have failed prior irinotecan therapy in Switzerland in December 2003, with EU approval expected in June 2004.

In May 2004, Merck KGaA also received approval for Erbitux in Argentina and Mexico for use in combination with irinotecan or as a single agent in patients with EGFR-expressing metastatic CRC after failure of irinotecan-including cytotoxic therapy.

Erbitux Important Safety Information

Severe infusion reactions, rarely fatal and characterized by rapid onset of airway obstruction (bronchospasm, stridor, hoarseness), urticaria, and hypotension, have occurred (3%) with the administration of ERBITUX. Most reactions (90%) are associated with the first infusion of ERBITUX despite the use of prophylactic antihistamines.

Severe cases of interstitial lung disease (ILD), which was fatal in one case, occurred in less than 0.5% of patients receiving Erbitux.

Dermatologic toxicities, including acneform rash (12% grade 3-4), skin drying and fissuring, and inflammatory or infectious sequelae (e.g. blepharitis, cheilitis, cellulitis, cyst) were reported. Sun exposure may exacerbate these effects.

Other serious adverse events associated with Erbitux in clinical trials were fever (5%), sepsis (3%), kidney failure (2%), pulmonary embolus (1%), dehydration (5% in patients


MERCK

receiving Erbitux plus irinotecan, 2% receiving monotherapy) and diarrhea (6% in patients receiving Erbitux plus irinotecan, 0% with monotherapy).

Additional common adverse events seen in patients receiving Erbitux plus irinotecan (n=354) or Erbitux monotherapy (n=279) were acneform rash (88%/90%), asthenia/malaise (73%/49%), diarrhea (72%/28%), nausea (55%/29%), abdominal pain (45%/25%), vomiting (41%/25%), fever (34%/33%) and constipation (30%/28%).

Full prescribing information is available upon request, or at www.ERBITUX.com.

Background Information

Erbitux binds specifically to epidermal growth factor receptor (EGFR, HER1, c-ErbB-1) on both normal and tumor cells, and competitively inhibits the binding of epidermal growth factor (EGF) and other ligands, such as transforming growth factor-alpha. The EGFR is constitutively expressed in many normal epithelial tissues, including the skin and hair follicle. Over-expression of EGFR is also detected in many human cancers including those of the colon and rectum.

According to the American Cancer Society, approximately 40,000 Americans will be diagnosed with oral, head and neck cancer this year, including cancers of the tongue, mouth, pharynx, and larynx. More than 11,000 will die from the disease in 2004. Approximately 70,000 new cases are diagnosed annually in Europe, with more than 25,000 deaths each year. Treatment for head and neck cancer may include surgery, radiation therapy and chemotherapy or some combination of these.

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the U.S. and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

About ImClone Systems Incorporated

ImClone Systems Incorporated is committed to advancing oncology care by developing and commercializing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. The Company's three programs include growth factor blockers, angiogenesis inhibitors and cancer vaccines. ImClone Systems' strategy is to become a fully integrated biopharmaceutical company, taking its



development programs from the research stage to the market. ImClone Systems' headquarters and research operations are located in New York City, with additional administration and manufacturing facilities in Branchburg, New Jersey.

About Bristol-Myers Squibb

Bristol-Myers Squibb is dedicated to the discovery, development and exhaustive exploration of innovative cancer fighting therapies designed to extend and enhance the lives of patients living with cancer. More than 40 years ago, Bristol-Myers Squibb built a unified vision for the future of cancer treatment. With expertise, dedication and resolve, that vision led to the development of a diverse global portfolio of anti-cancer therapies that are an important cornerstone of care today. Hundreds of scientists at Bristol-Myers Squibb's Pharmaceutical Research Institute are studying ways to improve current cancer treatments and identify better, more effective medicines for the future.

Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

Investor Contacts:

ImClone Systems Incorporated:
Stefania Bethlen, Corporate Communications/IR, Tel: (646) 638-5058, Stefania.Bethlen@imclone.com

Bristol-Myers Squibb:
Susan Walser, Investor Relations, Tel: (212) 546-4631, Susan.walser@bms.com
John Elicker, Investor Relations, Tel: (212) 546-3775, john.elicker@bms.com

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-90790

June 30, 2004

Erbitux Approved for Launch in European Union

New colorectal cancer treatment brings hope for patients when other treatments have failed

Merck KGaA announced today that the European Commission has granted EU marketing approval for Erbitux® (cetuximab), a new treatment for metastatic colorectal cancer. Erbitux is the first monoclonal antibody specifically targeting the epidermal growth factor receptor (EGFR) to gain marketing authorization. It is licensed for use in combination with irinotecan for the treatment of patients with EGFR-expressing metastatic colorectal cancer after failure of irinotecan-including cytotoxic therapy.

Erbitux will be available for supply in all 25 member states of the European Union as well as Iceland and Norway in accordance with local legal regulations.

"We are confident that Erbitux represents a significant step forward to meeting a large, and increasing, unmet medical need," said Professor Bernhard Scheuble, CEO of Merck KGaA. "The development of Erbitux is central to Merck's commitment to people with cancer and to those who care for them."

Colorectal cancer is the second most common malignancy after lung cancer in men and breast cancer in women. Almost half of the 260,000 people diagnosed with the disease each year in the EU have metastatic cancer.[1]

The use of Erbitux is supported by clinical study data showing consistent efficacy in EGFR-expressing colorectal tumors in combination with chemotherapy. The licensed indication is supported primarily by data from the BOND (Bowel Oncology and

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de



Cetuximab Antibody) study, which showed that Erbitux, when used in combination with irinotecan, benefited more than half of the patients. The combined treatment shrank tumors by more than half in 23 percent of patients and stopped tumor growth in an additional 33 percent. Erbitux is the first EGFR inhibitor proven to enhance tumor response in combination with chemotherapy even when this chemotherapy alone is no longer effective.[2]

"The data supporting Erbitux are robust," said Professor David Cunningham, M.D., Head of the Gastrointestinal and Lymphoma Units at the Royal Marsden Hospital in London and Surrey, United Kingdom, and lead investigator in the BOND study. "Erbitux has shown efficacy in the most difficult to treat category of patients – those who have metastatic disease and previous treatment failure. The effectiveness of the Erbitux/irinotecan combination is not influenced by the number or type of previously administered chemotherapy regimens."

Erbitux is well tolerated in combination with chemotherapy and does not increase the typical side effects experienced with irinotecan. The most commonly reported side effect with Erbitux is an acne-like skin rash, reported in more than half of all patients. This rash rarely leads to dose reductions or termination of therapy. It is generally reversible after treatment is finished and may also be associated with a good response to therapy.[3] In approximately 5 percent of patients, hypersensitivity reactions may occur during treatment with Erbitux, about half of these reactions are severe.

Erbitux specifically binds to and blocks the EGFR, a protein on the cell surface, which is expressed in more than 80 percent of metastatic colorectal cancers. EGFR is involved in regulating many of the key processes of cancer growth and survival, and its expression in solid tumors is associated with more aggressive disease, increased resistance to chemotherapy, increased metastasis, and poor clinical outlook.[4–8] By blocking this target, Erbitux inhibits tumor growth and spread, and may also impair formation of the tumor blood supply (angiogenesis).

"The challenge in metastatic colorectal cancer is to provide new hope for patients with the disease. Effective treatments for this advanced stage may also increase the options for patients at earlier stages of disease," said Professor Eric van Cutsem, Director of the Department of Gastrointestinal Cancers, University Hospital, Leuven, Belgium.



MERCK

"Evidence from the lab and recently reported data support moving forward rapidly with a pivotal study of Erbitux combined with chemotherapy earlier in colorectal disease, potentially helping many more patients."

Erbitux has been approved in Switzerland, the United States and, most recently, in Argentina, Chile and Mexico.

Merck KGaA licensed the right to market Erbitux outside of the U.S. and Canada and the co-exclusive right to market Erbitux in Japan from ImClone Systems Incorporated of New York in 1998.

Regulatory update:

Merck KGaA, Darmstadt, Germany, gained approval for use of Erbitux in combination with irinotecan in patients with EGFR-expressing metastatic CRC who have failed prior irinotecan therapy in **Switzerland** in December 2003.

In May 2004, Erbitux was also approved in **Argentina** and **Mexico** as well as in June 2004 in **Chile**, for use in combination with irinotecan or as a single agent in patients with EGFR-expressing metastatic CRC after failure of irinotecan-including cytotoxic therapy.

In February 2004, the FDA approved Erbitux in the **USA** for use in combination with irinotecan for the treatment of patients with EGFR-expressing, metastatic CRC who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic CRC who are intolerant to irinotecan-based chemotherapy.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Dr. Christian Raabe Tel.: +49 6151 72-6295
Susanne Zeichner Tel.: +49 6151 72-3315




MERCK

References:

1. Black RJ, *et al.* Cancer incidence and mortality in the European Union: cancer registry data and estimates of national incidence for 1990. *Eur J Cancer* 1997; 33: 1075-1107.
2. Cunningham D, *et al.* Cetuximab (C225) alone or in combination with irinotecan (CPT-11) in patients with epidermal growth factor receptor (EGFR)-positive, irinotecan-refractory metastatic colorectal cancer (MCRC). *Proc Am Soc Clin Oncol 2003,* 22.Abstract 1012.
3. Saltz L, *et al.* The Presence and Intensity of the Cetuximab-induced Acne-like Rash Predicts Increased Survival in Studies Across Multiple Malignancies *Proc Am Soc Clin Oncol 2003*; 22.Abstract 817
4. Ciardiello F, *et al.* Expression of epidermal growth factor receptor (EGFR) correlates with disease relapse and progression to androgen-independence in human prostate cancer. *Proc Am Soc Clin Oncol* 2002; 21.Abstract #701.
5. Hitt R, *et al.* Overexpression of epidermal growth factor receptor (EGFR) and p53 mutations levels as prognostic factors in patients with locally-advanced head and neck cancer (LAHNC) treated with induction chemotherapy. *Proc Am Soc Clin Oncol* 2002; 21.Abstract #972.
6. Khorana AA, *et al.* EGFR and VEGF expression in primary colon tumors as predictors of survival in stage II and III colon cancer. *Proc Am Soc Clin Oncol* 2004; abstract #2395.



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 (0) 61 51/72 90 790

July 27, 2004

Merck Raises Outlook, Sees 2004 Profit After Tax Rising +150%

- **Q2/2004 Profit After Tax Jumps to EUR 364 Million From EUR 84 Million**
- **Sales Excluding VWR Rise 9% to EUR 1.4 Billion**
- **Liquid Crystals Sales Up 71%; Erbitux Sales Reach EUR 11.5 Million**
- **Quarterly EPS Increases to EUR 1.91 vs EUR 0.47**

The Merck Group's second-quarter profit after tax rose to EUR 364 million from EUR 84 million with the divestment of its laboratory distribution business, VWR International Inc., and its joint venture Biomet-Merck. Group sales, excluding VWR, rose 9.0% to EUR 1.4 billion, again led by Liquid Crystals, where sales shot up 71%.

Merck booked gains of EUR 293 million from the divestment of VWR and EUR 47 million from the sale of the Biomet-Merck joint venture. Net profit after minority interests rose to EUR 363 million or EUR 1.91 per share compared to EUR 81 million or EUR 0.47 per share in the second quarter of 2003. In addition to this outstanding bottom line, Merck also is debt free.

The operating result, excluding VWR, increased 2.1% to EUR 177 million in the second quarter. Earnings before interest and tax (EBIT), including exceptional items, jumped to EUR 513 million in the second quarter from EUR 175 million in the year-ago quarter.

The return on sales (ROS) declined to 12.9% from 13.8% while return on capital employed (ROCE) increased to 14.5% from 13.8% in the year-ago period. These ratios exclude VWR.

Merck KGaA · Germany

Investor Relations
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www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Merck improved its financial results by 29% as it retired debt. In addition, the underlying tax rate dropped to 38.8% from 42.4% in the year-ago quarter. Total taxes, including EUR 70 million on the gain from VWR, amounted to EUR 130 million compared to EUR 64 million in the second quarter of 2003.

Merck sales (all figures exclude VWR) in North America declined 10% to EUR 207 million, while sales rose 6.5% to EUR 622 million in Europe, 4.8% to EUR 99 million in Latin America and 27% to EUR 436 million in Asia, Africa and Australia.

The divestment of VWR, which posts about two-thirds of its sales in the United States, dramatically changed Merck's regional sales ratios. North America accounted for 15% of total Merck sales in the second quarter of 2004 compared to 34% in the year-ago quarter. Europe's percentage increased to 46% from 41%; Latin America increased to 7.3% from 5.4%; Asia, Africa and Australia rose to 32% from 19%.

Research and development costs declined 4.1% to EUR 153 million in the quarter. Of that amount 83%, or EUR 126 million, was allocated to Pharmaceuticals. A large share of that was used for the advancement of Merck's drug pipeline, including clinical trials to test Erbitux on various types of cancer.

Business sectors

Pharmaceuticals sales in the second quarter rose 2.1% to EUR 861 million, boosted by excellent results from Generics and Consumer Health Care. The Pharmaceuticals operating result fell 41% to EUR 64 million in the second quarter compared to EUR 108 million in the year-ago quarter as payments basically ended from both Bristol-Myers Squibb for Glucophage® diabetes products and Schwarz Pharma on sales of omeprazole in the United States. Pharmaceuticals recorded a total of EUR 44 million in exceptional gains – EUR 47 million on the divestment of the Biomet-Merck joint venture and a charge of EUR 2.4 million for adjustments to existing exceptionals. Return on sales (ROS) fell to 7.4% in the second quarter from 12.8% in the year-ago quarter.

Sales of **Ethicals** declined 4.3% to EUR 369 million as generic competition continued to erode U.S. sales of Glucophage products.


MERCK

On June 29, the cancer drug Erbitux received marketing approval in all 25 member states of the European Union as well as Iceland and Norway. Earlier in the quarter, Erbitux won marketing authorization in Mexico, Argentina and Chile. The first approval and launch of Erbitux came late last year in Switzerland. Merck's sales of Erbitux continue to develop at the upper end of expectations and reached EUR 11.5 million for the second quarter and EUR 16.4 million in the first half of 2004.

The lipid-disorder treatment Niaspan™ went on sale in Germany on May 3 and initial sales results indicate a successful launch. Its first European launch occurred late last year in the United Kingdom and Niaspan is expected to be introduced in nine other European countries yet this year.

Sales of Merck's Concor® product line of beta-blockers increased 8.9% to EUR 72 million in the second quarter. The company's thyroid medicines, such as Euthyrox®, increased sales by 5.3% to EUR 25 million. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide.

Generics sales increased 5.9% in the second quarter to EUR 402 million from EUR 380 million a year ago. The overall 4.0% sales growth rate in Europe masks significant movements in specific markets. For example, sales were up 43% in France mainly due to the success of two widely prescribed antidepressants paroxetine (Paxil™) and citalopram (Celexa™), and the ulcer medicine omeprazole (Prilosec™) .Spain and Belgium had double-digit sales growths and Portugal, Austria and Israel also improved sales. Intense price pressure drove down sales in the U.K. and Germany.

In the U.S., Dey Inc. sales were up 16% in local currency on growing demand for DuoNeb®, the unit-dose nebulization drug for chronic obstructive pulmonary disease (COPD), and EpiPen®, an auto-injector device for emergency rescue from anaphylactic allergic reactions. Their sales rose 32% and 14%, respectively.

Consumer Health Care sales increased 16% to EUR 90 million. The Seven Seas business in the U.K. showed a strong sales increase mainly due to good development of the cod liver oil business. The 6.4% rise in French sales was generally due to dermatological products such as Apaisyl® and Exfoliac®. Bion3® and Médiflor® were


MERCK

also contributors. The 16% organic sales growth in Latin America was almost completely eroded by strong currency effects.

Chemicals

Chemicals sales soared 23% to EUR 504 million, the first quarter in which this business sector surpassed the half-billion-euro mark. All four divisions reports excellent growth, with Liquid Crystals sales up an amazing 71% compared to the year-ago quarter. Chemicals' operating result jumped 60% to EUR 124 million, boosted especially by an excellent performance from Liquid Crystals, but also good results from the other three divisions. The return on sales (ROS) rose to 24.7% in the second quarter from 19.0% in the year-ago quarter.

Liquid Crystals again recorded an outstanding sales growth, swelling 71% to EUR 166 million from EUR 97 million in the year-ago quarter. Sales were driven by a brisk demand for the patented VA (Vertically-Aligned) and IPS (In-Plane Switching) liquid crystal materials for flat LCD-TVs. TFT (Thin Film Transistor) liquid crystal materials sales for use in flat PC monitors and notebooks remained stable at a high level.

Electronic Chemicals continued its rebound in the second quarter with sales up 25% to EUR 51 million. In the core business, Process Chemicals, Merck maintained its good position in the market with an overall growth rate of 26%. This was aided by strong sales in Asia, especially for new application fields in the flat-panel-display industry.

Pigments sales increased 10% to EUR 85 million in the second quarter, with double-digit organic sales growth in North America, Latin America and Asia. Pigments used in printing and plastics applications had a 24% increase in sales. Demand from the auto-paint industry remained high for Merck's color-intensive, crystal-luster Xirallic® pigments.

Life Science & Analytics, formed January 1 from the former divisions of Life Science Products and Analytics & Reagents, increased sales by 3.3% to EUR 202 million from EUR 195 million in the year-ago quarter. The Formulation and Reagents business contributed strongly to the increase. All regions except Europe showed growth.



Outlook

The Merck stars of 2004 are, without a doubt, Liquid Crystals and Erbitux. Both products are expected to reach "Blockbuster" status. Liquid Crystals sales in the first half of 2004 already exceeded EUR 300 million and it won't be long before total annual sales exceed EUR 1 billion. With only marketing authorization in Switzerland, Merck sales of Erbitux still totaled EUR 16.4 million in the first half of 2004. Erbitux's June 29 marketing authorization for the European Union should increase second-half sales significantly.

With these two top products and solid performances expected to continue at the other divisions, Merck expects second-half sales, excluding VWR, to grow at approximately the same rate as the first half, i.e. high single digit. The operating result for 2004, also excluding VWR, is expected to increase by a single-digit rate as Chemicals should more than compensate for the anticipated decline at Pharmaceuticals, where payments on U.S. sales of Glucophage products and omeprazole are coming to an end.

Based on this anticipated operating result and due to capital gains on the divestments of VWR and the Biomet-Merck joint venture, better financial results and a better underlying tax rate, Merck is further improving its earlier guidance that full year profit after tax would increase by a high double-digit rate. Merck now expects that profit after tax for 2004 should increase by at least 150%. This guidance takes into consideration the possibility of exceptional charges in the fourth quarter.

Your Investor Relations Team:
Dr. Monika Buttkereit Tel.: +49 (0) 61 51 / 72 25 84
Dr. Christian Raabe Tel.: +49 (0) 61 51 / 72 62 95
Susanne Zeichner Tel.: +49 (0) 61 51 / 72 33 15


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July 29, 2004

FDA Approves Campral For The Treatment of Alcohol Dependence

Forest Laboratories, Inc. (NYSE: FRX) and Merck KGaA of Darmstadt, Germany announced today that the United States Food and Drug Administration (FDA) has approved Campral® (acamprosate calcium) released delay tablets for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation. Treatment with Campral should be part of a comprehensive management program that includes psychosocial support.

Forest expects Campral to be available to physicians, patients and pharmacies around the end of the year. Developed by Merck, Campral is the first new medication in 9 years to be approved in the U.S. for the treatment of alcohol dependence, a chronic disease that accounts for approximately 100,000 deaths per year. Nearly 14 million Americans have a problem associated with alcohol. (1)

"The approval of Campral offers a new therapeutic option for alcohol-dependent patients in the United States, which we hope will enable more patients to successfully control this complex and chronic disease" said Howard Solomon, Chairman and Chief Executive Officer of Forest Laboratories, Inc.

"We are very pleased to be able to bring Campral to US patients following years of successful use in Europe," said Elmar Schnee, Executive Vice President - Commercial of Merck Pharma Ethicals.

Campral was licensed to Forest in 2001. Under terms of the licensing agreement, Forest is responsible for sales and marketing activities of the product in the U.S.; Merck will manufacture and supply the product. Forest will promote Campral to key

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healthcare providers, focusing on treatment centers, addiction specialists and physicians most experienced with the medical management of alcoholism.

About Campral

The mechanism of action of Campral in maintenance of alcohol abstinence is not completely understood. Chronic alcohol exposure is hypothesized to alter the normal balance between neuronal excitation and inhibition. Campral interacts with neurotransmitter systems and is hypothesized to restore the normal balance. This mechanism of action is different than that ascribed to currently available medications, which either block the "high" associated with alcohol or induce vomiting if alcohol is ingested.

FDA approval of Campral is based on the Agency's review of safety and efficacy data from four double-blind, placebo-controlled trials. In three of these trials, Campral increased abstinence rates when used as part of a multidisciplinary approach that included various types of psychosocial support. In a fourth study, the Campral-treated group failed to show a difference on the primary efficacy endpoint, cumulative abstinence duration. In the latter trial, patients were not required to be abstinent prior to randomization as required in the positive studies. In the clinical trial program, side effects for Campral were generally mild, with the most frequently reported side effect being diarrhea. Campral is approved and available in 28 countries outside the United States.

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August 26, 2004

Merck KGaA Acquires Generics Market Leader in Scandinavia

- **Pfizer's NM Pharma business acquired for EUR 54 million**
- **Merck to be Number One player in fast-growing Nordic Generics market**
- **Strong operational platform established for future growth**

Merck KGaA announced today that it will acquire most of NM Pharma, the generics business of Pfizer in Scandinavia, for a purchase prize of EUR 53.8 million. The transaction will be closed as soon as all necessary regulatory. approvals have been granted.

By acquiring NM Pharma, Merck Generics consolidates its leading position and will be the number one player in the Nordic generics market. With headquarters in Stockholm, Sweden, the acquired business achieved sales of EUR 39.1 million in 2003.

After closing of the transaction, Merck will integrate the product portfolio into its own existing Merck Generics infrastructure in Scandinavia. Because of the strong NM brand recognition, the new company will operate under the name of Merck NM. In 2003, the generics market in the Nordic countries represented a volume of approximately EUR 600 million, with an annual growth rate of 9 percent.

"The acquisition of NM Pharma provides Merck Generics with a clear number one position in Scandinavia and a strong potential for future growth", said Hank Klakurka, CEO of the Merck Generics Group. "It is a perfect example for our strategy to grow organically as well as through attractive acquisitions."

Merck KGaA · Germany

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About Merck Generics

Founded in 1984 and a member of the Merck Group since 1994, the Merck Generics Group is one of the fastest-growing generics businesses in the world. With global sales approaching USD 2 billion in 2004, Merck Generics ranks among the top five companies worldwide in this highly competitive market. Generics sales increased from roughly EUR 100 million in 1995 to EUR 1,5 billion in 2003, mainly through strong organic growth and supported by acquisitions. The business focuses on the development, manufacture and sale of generic and specialized pharmaceuticals and holds leading positions in major markets. With a broad portfolio of products covering nearly all the important therapeutic areas, Merck Generics is represented in more than 90 countries world-wide.

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September 23, 2004

Merck KGaA Licenses Vilazodone to Genaissance Pharmaceuticals

Pharmacogenomics Trial Enrollment Expected to Begin in First Half of 2005

Merck KGaA announced today that it has granted the exclusive worldwide license for its antidepressant Vilazodone to Genaissance Pharmaceuticals, Inc. (NASDAQ: GNSC) to further develop and commercialize the compound.

Vilazodone is a selective serotonin reuptake inhibitor (SSRI) and a 5HT1A partial agonist. In Phase II clinical trials for depression, the product has shown signals of efficacy and a favorable side-effects profile in more than 1,000 patients exposed to the product.

During the first half of 2005, Genaissance intends to commence enrollment for a Phase II clinical trial that will include pharmacogenomic characterization of patients. Genaissance will apply its *HAP*™ Technology and clinical genetics experience and leverage the existing knowledge of the genetics of depression and response to antidepressants, especially to SSRIs. The primary goal of the clinical trial will be to find genetic markers that can be used to identify a population of patients who will respond to the compound.

"This is an innovative approach for the further development of one of our compounds that allows Merck to be in the forefront of pharmacogenomic developments with a leading company in this dynamic new field," said Merck Chairman Bernhard Scheuble. "At the same time, Merck can continue to focus its R&D resources on its main therapeutic areas of Oncology and CardioMetabolic Care."

Merck KGaA · Germany

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Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Kevin Rakin, President and CEO of Genaissance, commented: "As compared to the traditional drug-development process, we see this agreement as representing a compelling value-creation template for Genaissance. In this instance, as opposed to traditional drug development, a relatively modest investment should determine within two years whether a Phase II compound can proceed to late-stage pivotal clinical testing. Moreover, the compound has a novel mechanism of action with potentially superior claims for what is currently a $13 billion market. We are also pleased to have a partner of the caliber of Merck KGaA and that they have elected to become a stockholder in Genaissance."

Under terms of the agreement, Merck KGaA will receive up to EUR 36 million worth of common shares of Genaissance for the initial license fee and milestone payments up to the first commercial sale. The license fee consisted of about 369,280 shares, of which 84,000 were issued upon execution of the letter of intent in April 2004. Merck KGaA will also receive royalties on all product sales and a share of all sub-licensing income from any third party.

"There is great potential to differentiate Vilazodone from other drugs targeted for depression and anxiety," said Carol R. Reed, M.D., Vice President, Medical Affairs of Genaissance. "Not only is its mechanism of action unique, but a pharmacogenomic-based drug should specifically target the problem of poor overall efficacy of current first-line treatments for depression. Since approximately 50% of patients do not achieve initial relief of their depression, switching and discontinuation rates are very high and patient and physician satisfaction are low. By using genetics to target Vilazodone, we believe that patients will achieve a satisfactory response and stay with the drug."

In any given year, 9.5% of the U.S. population, or about 18.8 million American adults, suffer from a depressive illness[1]. Depressive illnesses interfere with normal functioning and cause pain and suffering not only for those affected, but also for those who care about them[2]. Sales of products for the treatment of depression represent one of the largest therapeutic categories in the world. In 2003, sales of depression treatments exceeded $13.2 billion the U.S. alone, with forecasts estimating that the U.S. market will grow to $22.9 billion by 2013 with a compounded annual growth rate of 5.7%[3].


MERCK

[1] Robins LN, Regier DA (Eds). *Psychiatric Disorders in America, The Epidemiologic Catchment Area Study*, 1990; New York: The Free Press.
[2] National Institute of Mental Health website (www.nimh.nih.gov)
[3] IMS Healthcare website (www:ims-global.com)

About Genaissance:

Genaissance Pharmaceuticals, Inc. is developing innovative products based on its proprietary pharmacogenomic technology and has a revenue-generating business in DNA and pharmacogenomic products and services. The Company's product development strategy is focused on in-licensing drug candidates with promising clinical profiles and finding genetic markers to identify a responsive patient population. This strategy enables Genaissance to leverage existing clinical data and, thus, reduce the costs and risks associated with traditional drug development and increase the probability of clinical success and commercialization. Genaissance intends to use this strategy to build a late-stage, proprietary candidate drug pipeline. The Company's lead product, vilazodone for depression, is in Phase II of development. Genaissance also markets its proprietary *FAMILION*™ Test, designed to detect mutations responsible for causing Familial Long QT and Brugada Syndromes, two causes of sudden cardiac death. For more information on Genaissance, visit its website at: www.genaissance.com.

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September 29, 2004

FDA Grants Fast-Track Status for L-BLP25 Liposome Cancer Vaccine

Merck KGaA and Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that the U.S. Food & Drug Administration (FDA) has granted fast-track status to the investigation of L-BLP25 Liposome Vaccine for its proposed use in the treatment of non-small cell lung cancer (NSCLC).

The FDA's fast-track program is designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Biomira submitted a fast-track application to the FDA, which included encouraging results from a controlled, randomized Phase IIb study in Stage IIIB and IV NSCLC patients. Results from the Phase IIb study will be presented at the European Society of Medical Oncology Meeting (ESMO) to be held in Vienna, Austria, on November 1. Plans are also underway for a large, multi-center Phase III study.

"L-BLP25 is another example of Merck's goal of developing innovative targeted therapies for the treatment of cancer," said Dr. Bernhard Ehmer, MD, vice president and Head of Merck's Oncology Business Area.

Under terms of a March 2001 agreement, Merck KGaA and Biomira will jointly market L-BLP25 in the U.S. Merck KGaA will market the product through its U.S. affiliate, EMD Pharmaceuticals. Merck KGaA will have sole development and marketing rights in the rest of the world with the exception of Canada, Israel and the Palestinian Autonomy Area.

Merck KGaA · Germany
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About Lung Cancer

Lung cancer is the world's leading cause of cancer-related deaths. About 1.2 million people are diagnosed with lung cancer worldwide every year.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

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October 27, 2004

Merck 3rd Quarter Profit After Tax Rises 43% to EUR 121 Million

- **Sales Excluding VWR Rise 7% to EUR 1.4 Billion, Organic Growth of 10%**
- **3rd Quarter Erbitux Sales Exceed Expectations at EUR 25 Million**
- **Liquid Crystals Sales Up 18%, Damped by Currency Effects, Softened Demand**
- **Merck Reconfirms Full-Year Profit After Tax Increase May Exceed 150%**

The Merck Group's third-quarter profit after tax rose 43% to EUR 121 million, aided by sales of Erbitux® and Liquid Crystals, a milestone payment for the U.S. approval of the alcoholism treatment Campral®, and an improved Financial Result.

Group sales excluding VWR International, which was divested in the second quarter, rose 7.2% to EUR 1.4 billion. The organic rate of sales growth was 9.8%. Sales of Merck's first cancer treatment Erbitux exceeded expectations during its first quarter on the European Union market, reaching EUR 25 million. The Financial Result improved 40% as the company retired more debt and the nine-month Free Cash Flow soared to EUR 1.9 billion, underscoring the company's excellent corporate health and financial strength.

The third-quarter operating result, excluding VWR, rose 42% on positive sales growth in all divisions and especially strong performances by Ethicals and Liquid Crystals. In addition, Merck booked a EUR 27 million-milestone payment from Forest Laboratories following U.S. Food and Drug Administration approval of Campral. Forest is Merck's U.S. licensee for this alcohol-dependence treatment.

The return on sales (ROS) excluding VWR rose to 15.8% from 11.9% while return on capital employed (ROCE) increased to 17.8% from 12.1% in the year-ago period. Both

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ratios exceeded Merck's mid-term goal of 15% for each. Earnings before interest and tax (EBIT), including VWR, improved 20% to EUR 212 million in the third quarter from EUR 176 million in the year-ago quarter.

Net profit after minority interests rose 43% to EUR 116 million or EUR 0.61 per share compared to EUR 81 million or EUR 0.43 per share in the third quarter of 2003.

Merck improved its financial result by 40% as it retired debt. In addition, the underlying tax rate dropped to 38.1% from 43.4% in the year-ago quarter. Total income taxes amounted to EUR 74 million compared to EUR 64 million in the third quarter of 2003.

Merck sales (all figures exclude VWR) in North America rose 1.5% to EUR 222 million, while sales were up 6.9% to EUR 611 million in Europe, 3.3% to EUR 96 million in Latin America and 12% to EUR 423 million in Asia, Africa and Australia. Merck's regional sales ratios were dramatically changed by the second-quarter divestment of VWR, which generated about two-thirds of its sales in the United States. North America accounted for 16% of total Merck sales in the third quarter of 2004 compared to 34% in the year-ago quarter. Europe's percentage rose to 45% from 40%; Latin America increased to 7.1% from 5.2%; Asia, Africa and Australia rose to 31% from 21%.

Research and development costs increased 1.1% to EUR 148 million in the quarter. Of that amount 82%, or EUR 122 million, was allocated to Pharmaceuticals. Again in the third quarter, a large share of that was used for the advancement of Merck's drug pipeline, including clinical trials for the cancer treatments Erbitux, matuzumab (formerly EMD 72000) and BLP25.

Business sectors

Pharmaceuticals sales in the third quarter increased 6.7% to EUR 889 million with a double-digit growth spurt by Ethicals. The Pharmaceuticals operating result jumped 72% to EUR 140 million in the third quarter from EUR 82 million in the year-ago quarter as sales of Erbitux exceeded expectations. Also included in the operating result is the milestone payment from Forest Laboratories. Pharmaceuticals return on sales (ROS) rose to 15.8% in the third quarter from 9.8% in the year-ago quarter.


MERCK

Sales of **Ethicals** rose 13% to EUR 393 million in the third quarter from an adjusted EUR 347 million in the year ago quarter. The division's organic growth rate was 16%. More than half the EUR 46 million sales increase for Ethicals can be attributed to Erbitux. Following its June 29 marketing approval in the European Union as well as Iceland and Norway, Erbitux has been launched in all EU countries that do not require specific re-imbursement negotiations prior to launch. Erbitux sales in the third quarter reached EUR 25 million. For the first nine months of 2004, sales totaled EUR 41 million.

The Concor® (bisoprolol) product line of beta-blockers, mainly Lodoz® and Concor®COR, increased sales by 16 % to EUR 72 million in the third quarter. Sales of thyroid medicines such as Euthyrox® increased 10% to EUR 25 million. Merck is number one in Europe and Latin America for thyroid treatments and number three worldwide. Niaspan®, the lipid-disorder treatment, now has marketing authorization in 13 EU countries. Sales uptake in Germany and the UK, where it was first launched, is steadily increasing.

Generics sales increased 0.9% in the third quarter to EUR 410 million from an adjusted EUR 406 million in the very strong year-ago quarter. Overall growth in Europe improved only slightly because of three key markets – intense price pressure continued in the UK with sales declining despite volume increases, government policies lowered sales in Germany, and sales in Scandinavia suffered due to high stock levels at Merck's major customer. Still, there were notable performances in other markets. For example, France was up 21% and Spain shot up 38%. Merck Generics businesses in Belgium, the Netherlands, Ireland, Canada, New Zealand and Australia also had improved third-quarter sales.

In the U.S., Dey Inc. sales remained at last year's third-quarter level in local currency. Sales of DuoNeb®, the unit-dose nebulization drug for chronic obstructive pulmonary disease (COPD), rose 43% while sales of EpiPen®, an auto-injector device for emergency rescue from anaphylactic allergic reactions, were down 18% from record sales in 2003.

Consumer Health Care sales rose 7.6% to EUR 86 million. The Seven Seas business in the U.K. maintained its momentum, with sales up 15% mainly due to Bion®3 and the


MERCK

Seven Seas JointCare products. Results in France were mixed, with government cost-containment measures and a downturn in demand for skin-care products offsetting the growing demand for vitamins, minerals and supplements.

Chemicals

Chemicals sales rose 8.1% to EUR 464 million, damped by negative currency effects of 4.4%. All four divisions reported sales growth with Liquid Crystals and Electronic Chemicals producing double-digit rate increases. The operating result increased 7.8% to EUR 89 million, boosted by a good performance from Liquid Crystals. The return on sales (ROS) of 19.3% matched the year-ago quarter's level.

Liquid Crystals sales rose to EUR 142 million, exceeding last year's strong third quarter by 18%. Negative currency effects reduced sales by 6%. High-end liquid crystal sales showed some softening during the quarter, mainly stemming from the Taiwanese market. After demand growth for large LCD panels stabilized, Merck noticed a similar trend for its liquid crystals used in monitors, notebooks and TVs. Continued demand for colored mobile-phone displays contributed to excellent third-quarter sales of color filters and ITO (indium tin oxide) coatings.
Electronic Chemicals continued its positive development with a 13% increase in third-quarter sales to EUR 52 million. Process Chemicals and Functional Materials both performed well above last year's levels with increases of 17% and 6%, respectively. The Services business field posted an 11% decrease (EUR 0.5 million) compared to the year-ago quarter partly due to the loss of a contract in France.

Pigments sales rose 5.7% to EUR 81 million in the third quarter. Effect pigments sales grew organically by 10%. As demand from the auto-paint industry remains strong for the color-intensive, crystal-luster Xirallic® pigments, Merck plans further expansion of production capacity in 2005. Merck also is expanding in China. In September, it dedicated the newly enlarged Shanghai Technical Applications Laboratory, which will provide top-quality technical support to local customers.

Life Science & Analytics sales rose 1.3% to EUR 189 million, hindered by negative currency effects of 3.4%. With the exception of Actives Life Science, all core areas



showed organic sales growth. The Custom Synthesis & Services and Processing Life Science business fields in particular contributed strongly to the division's sales total. All regions except Europe showed organic sales growth.

Outlook

With Erbitux sales of EUR 41 million in the first three quarters of this year, including EUR 25 million in the third quarter alone, it is clear that this new cancer treatment will easily exceed Merck's initial expectation of EUR 40 million to EUR 50 million in full-year sales.

Merck Liquid Crystals sales are expected to be, on average, in line with current industry forecasts of at least a 30% annual growth rate for display surface area. Merck is confident that full-year Group sales, excluding VWR International, should increase by a solid single-digit rate.

The third-quarter operating result for Pharmaceuticals was boosted by the EUR 27-million-milestone payment from Forest Laboratories for the U.S. FDA approval of Campral. The fourth-quarter operating result will likewise increase with the EUR 22.5 million initial milestone payment from Eli Lilly and Company for the worldwide development and marketing rights to Merck's insomnia treatment EMD 281014, which was announced today.

Merck now expects the Group operating result for 2004, excluding VWR, will rise by a high single-digit rate with good overall performances expected from both the Pharmaceuticals and Chemicals business sectors. With this anticipated increase in the operating result and due to capital gains on the divestments of VWR and the Biomet-Merck joint venture, a better Financial Result, and a better underlying tax rate, Merck expects that growth in profit after tax for 2004 may exceed 150%. This guidance takes into consideration the possibility of exceptional charges in the fourth quarter.



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October 27, 2004

Merck KGaA Licenses Compound for Insomnia to Lilly

Merck KGaA and Eli Lilly and Company (NYSE: LLY) announced today that Merck has granted worldwide development and marketing rights to Lilly for its 5-HT2a antagonist compound EMD 281014, a potential breakthrough treatment for insomnia. EMD 281014 is currently in Phase I clinical trials.

Under the terms of the agreement, Merck will receive an upfront payment of EUR 22.5 million in the fourth quarter of 2004 as well as further potential milestone payments and royalties on product sales in future periods. Merck also has retained rights for potential co-promotion of the product in certain countries. The transaction is expected to close next month upon approval by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Act.

"Merck is pleased to entrust this unique molecule discovered and developed in-house to Lilly, which is a world leader in central nervous system pharmaceuticals," said Dr. Inge Lues, executive vice president of Preclinical Research and Development at Merck KGaA. "We believe Lilly can develop the considerable potential of EMD 281014 while we at Merck continue to focus our R&D efforts on our main therapeutic areas of Oncology and CardioMetabolic Care."

Insomnia affects more than 164 million people worldwide, including more than 49 million with chronic insomnia. Despite current therapies, there remain significant unmet medical needs. The insomnia market would benefit from a non-scheduled pharmaceutical option that could be used safely across a broader patient population and that significantly improves patients' quality of sleep while eliminating the common side effect of daytime impairment.




MERCK

"EMD 281014 represents a novel approach to treating insomnia and potentially other central nervous system (CNS) disorders," said Dr. Steve Paul, executive vice president, science and technology, for Lilly. "This highly selective and potent 5-HT2a antagonist complements our portfolio and reflects our continued commitment to address important unmet medical needs of patients afflicted with CNS-related disorders."

About Eli Lilly and Company

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers – through medicines and information – for some of the world's most urgent medical needs. Additional information about Lilly is available at www.lilly.com.

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November 1, 2004

Abstracts 262 & 339

Clinical Trials Highlight the Potential of Erbitux® in First-Line Treatment of Patients With Metastatic Colorectal Cancer

New data presented today at the 29th European Society for Medical Oncology (ESMO) Congress indicate the potential benefits of using Erbitux (cetuximab) in earlier treatment settings of metastatic colorectal cancer (mCRC). The data demonstrate that the novel monoclonal antibody Erbitux may be safe and effective when combined with standard first-line chemotherapy treatments (FOLFOX-4 and FUFOX).[1,2]

"With the five-year survival rate of patients with metastatic colorectal cancer reported at only three percent, there is a clear need to improve therapy options for these patients," said Professor Van Cutsem, Director of the Department of Gastrointestinal Cancers, University Hospital, Leuven, Belgium, who presented one of the studies.

Erbitux is the first and only approved monoclonal antibody specifically targeting the epidermal growth factor receptor (EGFR). Erbitux has already obtained market authorization in Switzerland, the United States, Mexico, Argentina, Chile, Iceland, Norway and the European Union for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the United States, Argentina, Chile and Mexico, Erbitux is also approved for single agent usage.

Data from one of the two studies, an international Phase II study presented by Professor Eric Van Cutsem, suggest that Erbitux is safe and effective when combined with the standard first-line treatment of oxaliplatin, folinic acid and 5-fluorouracil – known as the FOLFOX-4* regimen.[1]

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



The study was designed to evaluate the efficacy and safety of Erbitux in combination with the FOLFOX-4 regimen as first-line treatment of patients with mCRC. Of the 42 evaluable patients with EGFR-expressing mCRC, 81 percent had a response, disease was controlled in 98 percent and the disease showed progression in only one patient. Nine patients (21 percent), whose metastatic cancer could not initially be removed by surgery, underwent surgery after treatment. The combination of Erbitux with the FOLFOX-4 regimen demonstrated an acceptable safety profile, with the major grade 3/4 toxicities being diarrhea (26 percent), acne-like rash (21 percent) and neutropenia (14 percent). Erbitux did not increase the side effects associated with the FOLFOX-4 regimen. These results confirm preliminary data presented at the American Society of Clinical Oncology (ASCO), 2004.[3]

"The data from this study are very promising, since they are consistent with earlier study results and reinforce the potential for earlier use of Erbitux in combination with oxaliplatin-based standard first-line therapies thus giving new hope to patients with metastatic colorectal cancer," said Professor Van Cutsem.

In addition, a separate study presented by Professor Thomas Hoehler, Johannes-Gutenberg University Hospital, Mainz, Germany, evaluated Erbitux in combination with the FUFOX* regimen, a standard first-line treatment for mCRC, consisting of folinic acid, 5-fluorouracil plus weekly oxaliplatin.[2]

This Phase I/II study was designed to investigate the efficacy of Erbitux in combination with the FUFOX regimen, administered at recommended doses, as a first-line treatment for patients with mCRC, expressing EGFR. Erbitux, oxaliplatin and folinic acid were administered at fixed doses, while two dose levels of 5-fluorouracil were investigated. The overall response rate was 55 percent. Of the 38 patients evaluable for efficacy, one patient (2.6 percent) demonstrated a complete response, 20 patients (52.6 percent) demonstrated a partial response and disease was stable for nine patients (23.7 percent). The most frequent grade 3/4 adverse events were diarrhea (24 percent), skin reactions/acne-like rash (17 percent) and neutropenia (10 percent).

* FOLFOX-4 and FUFOX are first-line chemotherapies for the treatment of metastatic colorectal cancer. They consist of combinations of chemotherapy drugs: oxaliplatin combined with 5-fluorouracil (5-FU) and leucovorin (folinic acid) for the treatment of metastatic colorectal cancer. They differ in the dosage and duration of administration of oxaliplatin, 5-FU and leucovorin.



Data from one of the two studies, an international Phase II study presented by Professor Eric Van Cutsem, suggest that Erbitux is safe and effective when combined The new data support earlier findings from the pivotal, randomized Bowel Oncology with cetuximab antibody (BOND) study, in which 329 patients were treated either with Erbitux as a single agent or in combination with irinotecan after patients had failed irinotecan-based therapy.[4] The study showed that Erbitux, in combination with irinotecan, is a significant advance in the treatment of patients with mCRC, slowing disease progression by more than four months in half of the patients and shrinking tumors by 50 percent or more in 23 percent of patients. Overall, these data show that even in patients whose mCRC is no longer responding to standard irinotecan-based treatment, Erbitux in combination with irinotecan, has been beneficial to more than half of patients.[5]

Approximately 25 percent of patients present with metastatic disease[6] and up to half of newly diagnosed patients will go on to develop mCRC.[7] Around 50 percent of patients with mCRC who are treated with the first-line standard treatments will develop progressive disease within seven to nine months.[8–10] The need for improved treatment is evident. The data resulting from these new studies point the way to better outcomes for patients with mCRC, by providing new treatment options.

About Erbitux

Erbitux® is a first-in-class and highly active IgG1 monoclonal antibody targeting the EGFR. As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites.

CRC is among those cancers whose tumors express high levels of EGFR, with EGFR expression being apparent in up to 82 percent of tumors.[4,11,12] EGFR is found in high numbers on the surface of many other cancer cells, in addition to those in CRC, such as squamous cell carcinoma of the head and neck, and non-small cell lung cancer.




MERCK

As well as providing new hope for patients with CRC, Erbitux has shown promising survival data in patients with locally advanced squamous cell carcinoma of the head and neck. For patients treated with Erbitux in combination with radiotherapy, the overall median survival is 54 months compared with 28 months for patients treated with radiotherapy alone.[13]

About Merck KGaA

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer.[13–16] The company, in collaboration with Biomira Inc, is also investigating the L-BLP25 Liposome Vaccine for use in the treatment of non-small cell lung cancer. Phase IIb study results for the vaccine will be presented at the ESMO Congress. The vaccine was granted fast-track status in September 2004 by the FDA.[17]

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315


MERCK

References

1. Van Cutsem E et al. An international phase II study of cetuximab in combination with oxaliplatin/5-fluoroucil (5-FU)/folinic acid (FA) (FOLFOX-4) in the first-line treatment of patients with metastatic colorectal cancer (mCRC) expressing epidermal growth factor receptor (EGFR). Presented at the European Society of Medical Oncology Meeting (ESMO) Vienna, Austria, 2004: abstr 339.
2. Hoehler T et al. A phase I/II study of cetuximab (Erbitux™) in combination with 5-fluorouracil (5-FU)/folinic acid (FA) plus weekly oxaliplatin (L-OHP) (FUFOX) in the first-line treatment of patients with metastatic colorectal cancer (mCRC) expressing epidermal growth factor receptor (EGFR). Preliminary results. Presented at the European Society of Medical Oncology Meeting (ESMO) Vienna, Austria, 2004: abstr 262.
3. Tabernero J et al. An international phase II study of cetuximab in combination with oxaliplatin/5-fluoroucil (5-FU)/folinic acid (FA) (FOLFOX-4) in the first-line treatment of patients with metastatic colorectal cancer (CRC) expressing epidermal growth factor receptor (EGFR). Proc Am Soc Clin Oncol 2004; Vol 23: abstr 3512.
4. Cunningham D et al. Cetuximab monotherapy and cetuximab plus irinotecan in irinotecan-refractory metastatic colorectal cancer. N Engl J Med 2004; 22; 351(4): 337-45.
5. Koehne C-H et al. Irinotecan improves the activity of the AIO regimen in metastatic colorectal cancer: Results of EORTC GI Group 40986. Proc Am Soc Clin Oncol 2003; Vol 22: abstr 1018.
6. Cunningham D, Findlay M. The chemotherapy of colon cancer cannot be ignored. Eur J Cancer 1993; 29A: 2077–2079.
7. University of York NHS Centre for Reviews and Dissemination. Effective Health Care 1997; 3: 6.
8. Tournigand C et al. FORFIRI followed by FOLFOX6 or the Reverse Sequence in Advanced Colorectal Cancer: A Randomized GERCOR Study. J Clin Oncol 2004, 22: 229-237.
9. Douillard et al. Irinotecan combined with fluorouracil compared with fluorouracil alone as first-line treatment for metastatic colorectal cancer: a multicentre randomised trial. Lancet 2000; 355 (9209): 1041-1047.
10. De Gramont A et al. Leucovorin and fluorouracil with and without oxaliplatin as first line treatment in advanced colorectal cancer. J Clin Oncol 2000; 18: 2938-2947.
11. Saltz L et al. Cetuximab (IMC-C225) Plus Irinotecan (CPT-11) is Active in CPT-11-Refractory Colorectal Cancer (CRC) That Expresses Epidermal Growth Factor Receptor (EGFR). Proc Am Soc Clin Oncol 2001; Vol 20: abstr 7.
12. Saltz L et al. Phase II Trial of Cetuximab In Patients With Refractory Colorectal Cancer That Expresses the Epidermal Growth Factor Receptor. J Clin Oncol 2004; 22 (7): 1-8.
13. Bonner JA et al. Cetuximab prolongs survival in patients with locoregionally advanced squamous cell carcinoma of head and neck: A phase III study of high dose radiation therapy with or without cetuximab. J Proc Am Soc Clin Onco 2004; Vol 23: abstr 5507.
14. Trigo J et al. Cetuximab (Erbitux™) monotherapy is active in patients with platinum-refractory recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN). Proc Am Soc Clin Onco 2004: Vol 23: abstr 1947.


MERCK

15. Humblet Y et al. Phase I study of cetuximab (Erbitux™) in combination with cisplatin or carboplatin and 5-fluorouracil (5-FU) in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (SCCHN). Proc Am Soc Clin Onco 2004: Vol 23: abstr 836.
16. Rosell R et al. Randomized phase II study of cetuximab (Erbitux™) in combination with cisplatin (C) and vinorelbine (V) vs CV alone in the first-line treatment of patients with epidermal growth factor receptor (EGFR)-expressing advanced non-small-cell lung cancer (NSCLC). Proc Am Soc Clin Onco 2004: Vol 23: abstr 1945.
17. Butts C. et al. A multicenter phase IIB randomized study of liposomal MUC1 vaccine for immunotherapy of non-small cell lung cancer (NSCLC); L-BLP25 Non-Small Cell Lung Cancer Study Group. Presented at the European Society of Medical Oncology Meeting (ESMO) Vienna, Austria, 2004: abstr 3



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Fax: +49 6151 72-90790

November 2, 2004

Merck KGaA Considers Potential Divestment of Electronic Chemicals Business

Merck KGaA today announced that it is considering the option to divest its global Electronic Chemicals business. Merck is already in talks with potential partners to evaluate the different options.

Merck Electronic Chemicals represents one of four divisions of the Chemicals business of Merck KGaA. With a total of around 550 employees at major sites in Europe and Asia, Merck Electronic Chemicals achieved sales of EUR 153 million in the first nine months of 2004.

Your Investor Relations Team:
Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
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November 22, 2004

Early Clinical Study Results Show Encouragement in Treatment of Glioblastoma Brain Tumors

Merck KGaA of Darmstadt, Germany, is encouraged by the results of a National Cancer Institute-sponsored Phase I study of the angiogenesis inhibitor cilengitide in the treatment of glioma, an aggressive form of brain tumor. The results support Merck's continuing clinical development of the compound for which a Phase II study in recurrent glioblastoma multiforme was initiated in October.

Data presented Saturday at the Ninth Annual Meeting of the Society for Neuro-Oncology in Toronto show that out of 51 patients enrolled in the multi-center dose-escalation study designed to determine the maximum tolerated dose of cilengitide in patients with glioma, two patients showed complete response, three patients exhibited partial response, and four patients had stable disease for more than six months.

"These data, although from an early study in a small number of patients, are encouraging in the treatment of an aggressive, malignant tumor type for which there are few options," said L. Burt Nabors, M.D., associate professor at the University of Alabama-Birmingham and lead investigator of the trial. "Certainly, these data warrant further study and support the initiation of a Phase II trial."

A randomized Phase II trial of cilengitide was initiated by Merck KGaA in October 2004 in patients with recurrent glioblastoma multiforme who are receiving cilengitide after first line chemotherapy failed. The Phase II exploratory study is intended to confirm the findings from the Phase I study and provide proof of concept. The study is being conducted by EMD Pharmaceuticals Inc., a U.S. subsidiary of Merck KGaA.

Merck KGaA · Germany
Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de




MERCK

In addition to the Merck-initiated study, the NCI is sponsoring a number of clinical trials under a Cooperative Research and Development Agreement (CRADA) with Merck for the development of cilengitide. One Phase II trial combines cilengitide and rituximab in patients newly diagnosed with glioblastoma multiforme. A second Phase II trial studies cilengitide in the treatment of patients with recurrent glioblastoma multiforme. Additional information about the cilengitide trials is available at www.clinicaltrials.gov.

About Cilengitide

Merck KGaA developed cilengitide in cooperation with the Technical University of Munich. Cilengitide is an inhibitor of alpha-v integrins designed to block the formation and growth of a tumor's own blood vessels so as to contain the growth and spread of tumor cells.

About Glioblastoma

Glioblastoma multiforme (GBM) is a type of malignant brain tumor that starts in cells in the brain's supportive tissue. According to the American Cancer Society, in adults older than 45 years, 90 percent of brain tumors are gliomas, and here more than 70 percent are high grade, meaning they are life-threatening, invasive and fast-growing. The average survival of patients diagnosed with glioblastomas is approximately 12 months.

About EMD Pharmaceuticals Inc.

Located in Durham, N.C., EMD Pharmaceuticals Inc. focuses on meeting patient and physician needs with pioneering pharmaceutical products and services with an initial emphasis on launching new products in oncology.

Your Investor Relations Team:
Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
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November 25, 2004

Merck KGaA Sells Pithiviers Production Site to Orgasynth

In a move to consolidate its global production infrastructure, Merck KGaA today announced that it has decided to sell its production site in Pithiviers, France, located 100 km south of Paris. The site will be acquired by Orgasynth SA, a Paris-based chemical company specializing in the production of fine chemicals and intermediates. Both parties signed the sale agreement today. The transaction will be closed as soon as all necessary regulatory approvals have been granted.

Under terms of the agreement, Orgasynth will take over the production site including all assets and liabilities. Of the total 94 employees, 77 will transfer to Orgasynth. The remaining 17 employees will either retire or have accepted an offer of early retirement. In addition, Orgasynth will take over the existing business and continue to produce for Merck.

The Pithiviers site was established in 1973 by Anphar Rolland Laboratories. In 1978, the plant was acquired by Lipha, at that time a subsidiary of Air Liquide. Through acquisition of Lipha in 1991, the production site became part of Merck. As part of Merck's global production network, activities in Pithiviers focused on development and production of finished products, intermediates and active pharmaceutical ingredients used by several businesses of Merck.

"With this move, we further optimize our global production network to remain competitive and we are able to secure employment for the majority of employees," said Elmar Schnee, President of Merck Santé in France.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Investor Relations Information


MERCK

Your Investor Relations Team:

Dr. Christian Raabe	Tel.: +49 6151 72-6295
Sascha Becker	Tel.: +49 6151 72-3321
Dr. Monika Buttkereit	Tel.: +49 6151 72-2584
Susanne Zeichner	Tel.: +49 6151 72-3315



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Your Contact
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Fax: +49 6151 72-90790

December 3, 2004

Merck KGaA: Update of BLP25 Clinical Trial Shows Stage IIIB Lung Cancer Patients Who Received Vaccine Have Not Reached Median Survival 23 Months After Enrollment Ended

Data to be submitted for presentation and publication.

Merck KGaA and Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that the updated survival analysis of their completed Phase IIb study of the investigational immunotherapy BLP25 Liposome Vaccine (L-BLP25), used in this trial for the treatment of non-small cell lung cancer (NSCLC), showed that a median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm has still not been reached. Lung cancer is the leading cause of cancer-related mortality for both sexes in North America.

An exploratory survival update of the randomized, open-label Phase IIb trial of L-BLP25 in 171 men and women with NSCLC, whose disease was stable or who had responded to treatment following first-line standard chemotherapy or a combination of standard chemotherapy and radiotherapy was just completed. This analysis showed that in the subset of men and women with locoregional Stage IIIB disease (locally advanced and unresectable) who received L-BLP25, a survival median[1] has not yet been reached 23 months following the enrollment of the last patient into the trial.

"The data are encouraging and support plans for Merck KGaA and its U.S. subsidiary, EMD Pharmaceuticals, to continue the collaborative development of L-BLP25 with

[1] Median survival is the time at which half of the patients are alive and half of the patients are dead. When it has not been reached, this means that more than half of the patients are alive.


MERCK

Biomira," said Bernhard Ehmer, MD, Vice President and Head of Merck's Oncology Business Area. "In the new year, the companies plan to discuss a Phase III *multinational registration trial with regulatory authorities."*

In preparation for a potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. These supplies will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, a comparability plan is now being developed.

"We believe that the results to date are very exciting, and we look forward to presenting the data," said Alex McPherson, MD, PhD, President and CEO of Biomira Inc.

The study's investigators plan to submit the updated survival data from this analysis for presentation at an upcoming scientific meeting and for publication in a peer reviewed medical journal.

About L-BLP25

L-BLP25 is a synthetic MUC1 peptide vaccine. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. L-BLP25 is designed to induce an immune response to cancer cells.

About Lung Cancer

In 2004, approximately 174,000 new cases of lung cancer will be diagnosed in the U.S. – 54 percent of them in men and 46 percent in women. Approximately 160,000 people will die of this disease in the U.S. alone in 2004. In Canada, the mortality percentages are slightly higher for men – 57 percent of deaths from lung cancer will occur in men and 43 percent will be in women. NSCLC accounts for approximately 75 to 80 percent of all primary lung cancers. At the time of diagnosis, only 25 percent of patients are potentially curable by surgery.

Investor Relations Information


MERCK

About the Companies

Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas – monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors. Its U.S. affiliate, EMD Pharmaceuticals Inc., is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

Your Investor Relations Team:
Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315



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Investor Relations Information

December 14, 2004

Merck KGaA Acquires OLED R&D Project From Schott AG

Merck KGaA announced today that it will acquire the Lumitec OLED research and development project of Schott AG of Mainz, Germany. All 20 employees involved in the R&D project have been offered positions with Merck.

Merck expects to complete the transaction in early January 2005. The purchase includes unlimited exclusive licenses for the business-related patents and associated assets of the project.

The Lumitec OLED (organic light-emitting diode) project involves ITO (indium tin oxide) coated glass substrates, a product for which Taiwan-based Merck Display Technologies (MDT), a unit of Merck KGaA's Liquid Crystal Division, is one of the leading suppliers worldwide. As MDT already manufactures ITO coated glass for the liquid crystal display (LCD) industry, the Lumitec project will be integrated into Merck KGaA's Liquid Crystal Division.

"We expect this R&D project and its staff will create immediate synergies with our own activities in the areas of glass handling, ITO coating and color filter production," said Paul Breddels, Executive Vice President, Liquid Crystals Division. "In addition, we see it as a first step into the emerging OLED lighting and signage market, especially for white goods, LCD backlights and automotive applications."

OLEDs are extremely thin light sources suitable for a wide variety of applications. They are made by placing a series of organic thin films between two conductors. When electric current is applied, they emit light.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Investor Relations Information


MERCK

Under the Lumitec project, Schott has developed small- to medium-size area lighting device prototypes based on OLEDs. Typical applications for such OLED products are illuminated touch panels for ovens, interior lighting for automotive applications, as well as orientation lights or backlights for small- to medium-size LCD's.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315



Interim Report | 1st Quarter 2005



» Fit for the future «

Cover photo:
Napa (CA), United States | Our subsidiary Dey manufactures drugs for the treatment of respiratory disorders. Mona el Badawi, Jill Brians and Florence Abimora test the purity and content of pharmaceutical active substances.

1st Quarter 2005

» Merck Group 1st quarter results show steady growth, driven by Pharmaceuticals as well as a good financial result and lower taxes

Sales: +7.6% to EUR 1,381 million*

» Results:

Operating result increases 17% to EUR 198 million*

Earnings before interest and tax (EBIT) rise 4.0% to EUR 196 million

Profit before tax increases 8.9% to EUR 178 million

Profit after tax jumps 20% to EUR 122 million

» Expectations for the full year:

Merck expects a continuation of the positive developments this year in both the Pharmaceuticals and Chemicals business sectors. As a result, full-year sales* for the Group should have a growth rate in the single-digit range, unless unfavorable currency impacts increase.

* Figures for 2004 sales and operating results shown on pages 3 through 23 of this report reflect Merck's results excluding the Laboratory Distribution business sector, VWR International, Inc., which was divested in the 2nd quarter of 2004. All other figures reflect the company's actual results including VWR. Due to the new balance sheet structure (see page 28), the definitions of related key indicators such as gearing, ROCE and free cash flow have also slightly changed. The previous year's figures are presented accordingly on a comparable basis.

The Merck share

The Merck share price rose 8.7% during the 1st quarter to EUR 55.00 on March 31, 2005, from EUR 50.62 on December 31, 2004. Germany's DAX Index rose 2.2% during the same quarter and the MDAX Index, which includes Merck, climbed 5.9%. The low for the quarter of EUR 48.45 occurred on January 13. The high for the quarter, EUR 58.15, was recorded on February 28.

The Merck share compared to DAX/MDAX


160%
MDAX
DAX
Merck
140%
120%
100%
90%
April 2004
July
Oct.
Jan. 2005
March
160%
140%
120%
100%
90%

Share data[1]

	1st Quarter 2005	Year 2004
Earnings per share after tax and minority interest in EUR	0.63	3.47
High share price in EUR	(Feb. 28) 58.15	(June 8) 51.19
Low share price in EUR	(Jan. 13) 48.45	(Jan. 21) 32.00
End share price in EUR	(Mar. 31) 55.00	(Dec. 30) 50.62
Market capitalization in millions of EUR	(Mar. 31) 10,493	(Dec. 30) 9,632
Theoretical number of shares in millions[2]	190.8	(Dec. 30) 190.3
Actual number of shares in millions	51.1	(Dec. 30) 50.6

[1] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 132.8 million is divided into 51.1 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares. The number of shares increased due to stock options exercised in the 1st quarter (see page 30).

Merck Group

Merck Group sales in the 1st quarter rose 7.6% to EUR 1,381 million. Sales grew organically by 9.1% but were reduced by 1.5% because of negative currency effects. The operating result rose 17% to EUR 198 million. Return on sales (ROS: operating result/sales) increased to 14.3% from 13.2% while return on capital employed (ROCE) rose to 18.4% from 15.8%. Thus, Merck is near to its mid-term goal of an ROS of 15% and exceeds the mid-term goal of an ROCE of 15%.

Components of growth – Merck Group (without VWR)

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.-March
Organic growth	9.1	–	–	9.1
Currency effects	-1.5	–	–	-1.5
Acquisitions/ divestitures	0.0	–	–	0.0
Total	7.6	–	–	7.6

Business sectors' shares of 1st quarter sales totaling EUR 1.4 billion


481
35%
65%
900
EUR million
Chemicals
Pharmaceuticals

The operating result in the 1st quarter rose 17% to EUR 198 million with a very strong performance by Generics and also by Ethicals and Consumer Health Care. This very good growth rate was due to Merck's own good business efforts rather than one-time large milestone or licensing payments from third parties.

During the 1st quarter, Merck purchased the OLED (organic light-emitting diode) materials and the polymer electronics businesses of Avecia of Manchester, United Kingdom, for EUR 50 million. Merck also announced plans to sell its Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, for EUR 270 million. That transaction was closed on April 15 and the proceeds will be booked in the 2nd quarter. There were negligible exceptional items during the 1st quarter.

Business sectors' shares* of 1st quarter operating result totaling EUR 198 million


116
55%
45%
93
EUR million
Chemicals
Pharmaceuticals

*without sector Corporate and Other

Earnings before interest and tax (EBIT) increased 4.0% to EUR 196 million from EUR 189 million in the year-ago quarter that included results from VWR International.

The divestments of VWR International and the BioMer joint venture last year continue to have positive effects on the company. Merck's financial result was reduced by 27% to just EUR -19 million.

Sales by quarter (without VWR)


2,000
1,500
1,000
500
1,283
1,381
1,365
1,353
1,339
Q I
Q II
Q III
Q IV
EUR million
2004
2005

Operating result by quarter (without VWR)


250
200
150
100
50
169
198
177
214
195
Q I
Q II
Q III
Q IV
EUR million
2004
2005

As a result of the improved financial result, profit before tax rose 8.9% to EUR 178 million from EUR 163 million the year before.

Profit after tax increased 20% to EUR 122 million from EUR 102 million as Merck's tax rate continued to decline, dropping to 31% in the 1st quarter of 2005 compared to 38% in the year-ago quarter.

Effects of exceptional items

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Operating result	198.1	169.4	17.0
Exceptional items	–1.7	–1.8	–7.1
Profit before tax before exceptional items	179.2	164.8	8.8
Income tax before exceptional items	–56.3	–61.9	–9.2
Profit after tax before exceptional items	123.0	102.9	19.6
Tax rate before exceptional items	31.4%	37.6%	

1st Quarter sales by region totaling EUR 1.4 billion


408
29%
49%
673
96
7%
204
15%
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe

The number of Merck employees worldwide increased by 254 people, or 0.9%, to a total of 29,131 since December 31, 2004. The biggest increase during the 1st quarter occurred in Europe, mainly because of the purchase of the Avecia businesses in Frankfurt, Germany, and Manchester, United Kingdom. The largest decrease was in Asia. Merck divested two small pharmaceutical production plants in China during the quarter.

Number of employees as of March 31, 2005


6,408
22%
56%
16,501
3,407
12%
2,815
10%
Asia, Africa, Australasia
Latin America
North America
Europe

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

Oncology | Targeted cancer therapy: Erbitux® (colorectal cancer)

CardioMetabolic Care |
Cardiovascular: Concor® product family;
Type 2 diabetes: Glucophage® product family
Dyslipidemia: Niaspan®
Thyroid preparations: Euthyrox®, ...

Other indication areas |
Alcoholism: Campral®
Hormone replacement therapy: Lutenyl®, Fem7®, ...

Generics

Off-patent, low-price drugs for several indications
Respiratory diseases and allergies: EpiPen®, DuoNeb®, ...

Consumer Health Care

Vitamins, minerals, supplements: Femibion®, Cebion®, Bion®3, ...
Cold remedies: Nasivin®, Sedalmerck®, ...
Natural remedies: Seven Seas®, Kytta®, Mediflor®, ...

Chemicals business sector

Liquid Crystals

Components (LCs, ITO glass ...) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones ...

Pigments

Effect pigments: Iriodin®, Colorstream®, Xirallic®, ... raw materials and active substances for cosmetics: Eusolex®, Ectoin®, ... vapor-deposition chemicals: Patinal® ...

Life Science & Analytics

Products and services for the entire process chain of drug development and manufacture, e.g. for chromatography: Chromolith®, ... reagents and test kits for industry, the research laboratory and environmental analysis

Electronic Chemicals*

Process chemicals and functional chemicals for chip manufacture

* The Electronic Chemicals business was sold to BASF AG of Ludwigshafen, Germany, on April 15, 2005.

Business sectors

In the 1st quarter of 2005, the Pharmaceuticals business sector was the major contributor to the Group's sales growth. The Ethicals division led all divisions with a sales rise of 13%, aided by the continued success of the cancer treatment Erbitux®. The Group's organic sales growth rate of 9.1% was reduced by 1.5 percentage points due to negative currency effects. Likewise, the 3.0% organic sales growth for the Chemicals business sector was reduced to a nominal growth rate of 1.4% because of negative currency effects.

Components of growth in the 1st quarter (without VWR)

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Merck Group
Organic growth	12.7	3.0	9.1
Currency effects	-1.8	-1.1	-1.5
Acquisitions/divestitures	0.3	-0.6	0.0
Total	11.3	1.4	7.6

Sales analysis for the 1st quarter


in %
15
10
5
0
-5
Pharma-ceuticals
Chemicals
Merck Group
Organic growth
Currency effects
Acquisitions/ divestitures

Pharmaceuticals business sector

The Pharmaceuticals business sector contributed 65% to sales and 45%* to the operating result in the 1st quarter.

Sales rose 11% to EUR 900 million in the 1st quarter from EUR 809 million in the same quarter of 2004 as Ethicals and Generics both contributed double-digit sales increases. According to IMS Health, drug sales in the key 13 pharmaceuticals markets grew 6% from March 2004 through to February 2005.

The gross margin for Pharmaceuticals improved by 14% as the result of individual improvements by each division. The Generics gross margin was especially noteworthy with a 21% increase.

The operating result jumped 58% to EUR 93 million in the 1st quarter from EUR 59 million in the year-ago quarter as all three divisions reported remarkable rises in their individual operating results as improved sales outpaced costs. These excellent results were accomplished without extraordinary milestone payments or licensing fees from third parties during the quarter.

The drop in the free cash flow stems from a large decrease in the Ethicals division due to the one-time effect from the disposal of the stake in the BioMer joint venture in the 1st quarter of 2004.

Pharmaceuticals __ Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	900.2	809.0	11.3
Gross margin	568.5	498.1	14.1
R&D	140.2	138.3	1.4
Operating result	93.4	59.2	57.7
Exceptional items	-1.7	-1.8	-7.1
Free cash flow	41.5	246.0	-83.2
ROS in %	10.4	7.3	
ROCE in %	15.7	9.8	

*without segment Corporate and Other

Ethicals

Sales by the Ethicals division increased 13% to EUR 395 million in the 1st quarter from EUR 348 million in the year-ago quarter. This division makes up 44% of Pharmaceuticals sales and 29% of total Merck Group sales.

The key driver of the division's 1st quarter sales increase of EUR 46 million was Merck's new cancer treatment, Erbitux®. Erbitux® sales in the 1st quarter totaled EUR 42 million, a 17% increase compared to sales of EUR 36 million in the 4th quarter of 2004. The positive experience with Erbitux® by oncologists and patients suffering from colorectal cancer continues to drive sales growth in all of Merck's territories. Since the marketing approval in the European Union on June 29, 2004, Merck now has marketing approval for Erbitux® in 35 countries. Patients in countries such as Argentina, Chile, Mexico or Singapore are now benefiting from this treatment that specifically targets tumor cells.

Total sales of the beta-blocker bisoprolol, along with the branded Concor® products that mainly include Lodoz® and Concor®COR, increased 3.7% to EUR 75 million in the 1st quarter. The bisoprolol group was thus the top-selling family of products for the Ethicals division.

Sales of thyroid medicines such as Euthyrox® increased 11% to EUR 25 million in the 1st quarter. Merck continues to hold the number-one position in Europe and Latin America for thyroid treatments and is number three worldwide. Euthyrox®, for example, is used by seven million patients with hypothyroidism in more than 60 countries.

Ethicals __ Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	394.5	348.4	13.2
Gross margin	296.9	265.0	12.0
R&D	104.8	111.8	-6.3
Operating result	29.8	10.8	175.1
Free cash flow	-3.0	210.4	-
ROS in %	7.5	3.1	
ROCE in %	10.9	3.5	

Sales of the Glucophage® (metformin) family of oral antidiabetic products decreased 9.0% to EUR 60 million in the 1st quarter as sales remained stable in Europe but declined significantly for Merck's U.S. licensee Bristol-Myers Squibb.

Niaspan®, the lipid-disorder treatment, has been launched in seven European countries including Germany and the United Kingdom, plus another three countries outside of Europe. Further launches are scheduled this year.

The Ethicals operating result nearly tripled to EUR 30 million in the 1st quarter of 2005 compared to EUR 11 million in the year-ago quarter as higher sales more than compensated for the higher costs of marketing and selling for the new products Erbitux® and Niaspan®. In addition, overall research and development expenses declined 6.3% but continue to be at the high level of EUR 105 million, driven by strong investments in late-stage clinical trials for oncology treatments.

The division's free cash flow in the 1st quarter declined significantly compared to the extraordinary level in the year-ago quarter when Merck disposed of its stake in the BioMer joint venture.

Generics

Generics sales rose 11% in the 1st quarter to EUR 413 million compared to EUR 373 million in the year-ago quarter despite negative currency effects of 2.7%. By sales, Generics is Merck's largest division.

A solid double-digit sales growth rate in Europe was achieved as a result of a good performance across the region. Integration of NM Pharma, the Scandinavian generics business acquired from Pfizer in 2004, has been completed successfully. Sales and profits there are fully meeting expectations. The German business improved significantly with sales up 27% following a more targeted approach with key customers and products. Strong growth continued in France, Portugal, the Netherlands and Belgium. In the 1st quarter, Italy and Austria joined the group of fast-growing countries.

In the United States, Dey, Inc. increased sales by 32% on the success of DuoNeb®, the unit-dose inhalation solution for treating chronic obstructive respiratory diseases, and EpiPen®, an emergency auto-injector for the treatment of (anaphylactic) allergic reactions. Sales of the Canadian subsidiary Genpharm remained flat compared to the year-ago quarter caused by aggressive competition in the generics markets in Canada and the United States.

In the region Asia, Africa and Australasia (AAA), sales increased 2.2% in euros and 5.8% in local currencies. In the difficult Japanese market, Merck Hoei achieved an encouraging 14% sales increase in local currency.

The division's operating result jumped 28% to EUR 53 million as the result of both improved sales and an improved gross margin. Investment in research and development rose significantly by 35% to EUR 33 million due to continued portfolio expansion and increased efforts to develop higher-margin "added-value generic" products with specialized dosage forms and drug-delivery systems.

Generics __ Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	412.9	372.6	10.8
Gross margin	210.3	174.4	20.6
R&D	33.2	24.6	34.8
Operating result	52.7	41.0	28.4
Exceptional items	-1.7	-1.8	-7.1
Free cash flow	35.5	19.6	81.1
ROS in %	12.8	11.0	
ROCE in %	20.9	18.8	

Consumer Health Care

Sales by the Consumer Health Care division rose 5.4% to EUR 93 million in the 1st quarter with excellent performances in diverse markets. Sales in Poland jumped 64%, mainly due to strong demand for Lacidofil®, a probiotic anti-diarrhea product, and the cold remedy Nasivin®. Sales in Spain were up 35%, driven by a good seasonal business with the cold remedy Ilvico®. Sales in Mexico shot up 67%, reflecting an unusually high stocking level by a major wholesaler as well as improved distribution in the south-eastern region. Sales in Germany and France were flat. However, the Femibion® vitamin supplement for pregnant women developed well in Germany and Bion®3, the multi-vitamin plus probiotics, had a 9.4% sales increase in France.

The gross margin improved as the result of higher sales. The operating result rose a significant 49% to EUR 11 million compared to a very weak year-ago quarter and also because of accounting changes regarding goodwill depreciation.

The ROS and ROCE also improved significantly, and are continuing to stay in the double-digit range.

Consumer Health Care __ Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	92.8	88.1	5.4
Gross margin	61.3	58.6	4.6
R&D	2.2	1.9	17.0
Operating result	10.9	7.3	48.6
Free cash flow	8.9	16.0	-44.4
ROS in %	11.7	8.3	
ROCE in %	15.7	10.1	

Detection of microbes in airplane fuel tanks

In just ten minutes Merck's new rapid test detects undesirable microbial contamination in airplane fuel. Bacteria and fungi can live in the fuel tanks of airplanes, where they may thrive on a mixture of fuel and condensation water. Such microorganisms grow particularly well in warm climatic zones. Their metabolic by-products can include acids that cause corrosion in the tanks. If microorganisms are present then the tanks must be treated with special biocides and, in serious cases, must even be emptied and cleaned. Through regular routine checks with Merck's HY-LiTE® Jet A1 Fuel Test, airlines can now respond faster, while optimizing maintenance intervals and minimizing expensive time out of service for their aircraft. The new test was included on the list of recommended test methods by the International Air Transport Association (IATA) in February 2005. Leading airplane manufacturers will also recommend the HY-LiTE® Jet A1 Fuel Test in the latest editions of their maintenance manuals.



Simple, quick and reliable: Merck's new test detects microbial contamination in airplane fuel in just ten minutes – conventional methods take up to four days.

Broad range of rapid tests available

Our Life Science & Analytics division offers a wide variety of innovative tests for food and environmental analysis as well as for industrial microbiology. Whether for analytical tests by winemakers during wine production, hygiene monitoring in the catering sector or detecting arsenic in drinking water – Merck's rapid, reliable and easy-to-handle tests always enable our customers to meet the growing requirements for the quality and safety of their products as well as legal specifications.

Chemicals business sector

The Chemicals business sector contributed 35% to sales and 55%* to the operating result in the 1st quarter.

Chemicals sales rose 1.4% to EUR 481 million in the 1st quarter, held back by a drop in Electronic Chemicals sales and flat sales in the Pigments and Life Science & Analytics divisions. According to the German Chemical Industry Association (VCI), sales of chemicals in Europe and the United States have increased 7% and 10%, respectively, in January 2005 as compared to the year-ago month. A favorable but less dynamic economic environment is expected.

The business sector's operating result fell 6.2% in the 1st quarter to EUR 116 million as a 17% operating result increase for Life Science & Analytics could not compensate for declines in the other three divisions.

As a result, the ROS decreased to 24.2% from a high 26.1% in the year-ago quarter. The ROCE was 24.1%, compared to 26.3% in the 1st quarter of 2004. Both these percentages remain well above Merck's mid-term goal of 15% for both indicators and also high above chemical industry standards.

Chemicals__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	480.7	474.2	1.4
Gross margin	253.0	253.1	-0.1
R&D	28.7	26.4	9.0
Operating result	116.2	123.9	-6.2
Free cash flow	35.1	100.1	-64.9
ROS in %	24.2	26.1	
ROCE in %	24.1	26.3	

*without segment Corporate and Other

Liquid Crystals

Sales by the Liquid Crystals division rose 7.5% to EUR 146 million in the 1st quarter compared to EUR 136 million in the year-ago quarter. Compared to the 4th quarter of 2004, sales were up 5.5%. These increases indicate that demand for liquid crystal monitors and flat-screen televisions is rising. Merck's liquid crystals also can be found in computer notebooks, mobile phones, electronic camera displays and electronic games.

In order to maintain its leading position as a material supplier to the liquid crystal display market, Merck's investment in research and development was significantly increased by 24% to EUR 13 million in the 1st quarter. Furthermore, in order to keep pace with the current and anticipated demands of its LCD customers, Merck is continuously investing in production capacity increases.

In spite of the increase of R&D costs and the costs of expanding production capacities, the division posted an excellent operating result of EUR 68 million, albeit, a decline of 9.4% compared to the year-ago quarter. The ROS was a healthy 46.8%.

The declines in free cash flow and ROCE are mainly due to the acquisition in February of the OLED materials and polymer electronics materials businesses of Avecia.

Liquid Crystals__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	146.0	135.8	7.5
Gross margin	93.5	90.9	2.9
R&D	13.0	10.5	24.0
Operating result	68.3	75.4	-9.4
Free cash flow	12.0	82.1	-85.4
ROS in %	46.8	55.5	
ROCE in %	43.5	58.4	

Pigments

First-quarter sales for the Pigments division were flat at EUR 87 million compared to the year-ago quarter. Negative currency effects of 2.3% neutralized the division's positive organic sales growth.

Sales in the United States improved by 6.5% and were up by a double-digit percentage in the local currency. In Asia, sales declined slightly due to a drop in demand for paint applications. Sales in Europe were off 3.9% mainly due to weak demand from the automotive paint industry.

Merck's color-intensive, crystal-luster Xirallic® pigments moved into a prominent position in automotive coating applications. The use of Merck's effect pigments also develops well in printing and plastics applications. The new high-luster Ronastar® pigments for decorative cosmetic applications show good market response. Also in the cosmetic market, sales of the skin lightener Emblica® and of non-skin-penetrating, highly effective UV protections grow substantially.

The division's operating result fell 12% to EUR 18 million compared to the year-ago quarter, which was boosted by a one-time effect. ROS at 20.6% and ROCE at 16.4% both remain at high levels due to a profitable business and effective cost management.

Pigments__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	86.8	87.2	–0.4
Gross margin	48.0	51.8	–7.3
R&D	7.2	7.4	–1.8
Operating result	17.8	20.2	–11.6
Free cash flow	12.7	16.9	–25.0
ROS in %	20.6	23.1	
ROCE in %	16.4	17.7	

Life Science & Analytics

First-quarter sales for the Life Science & Analytics division rose slightly to EUR 202 million as an organic increase of 3.6% was eroded by the effects of currency exchanges and a divestment made in 2004.

Sales in North America and Asia grew by double-digit rates. The division created synergies in North America by combining its various businesses under a common market presence. In addition, the Bioscience sales force was considerably expanded in order to ensure future success of this business field. Latin America continued to post sales gains after an impressive development in 2004.

Within the product portfolio, sales were mainly driven by the Process Separations business field and food and environmental tests.

The 1st quarter operating result rose 17% to EUR 27 million as the division continued to focus on profitable product lines, cost containment measures and synergies following the merger last year of the former divisions Analytics & Reagents and Life Science Products.

Free cash flow tripled in comparison to an unusually low level in the year-ago quarter. ROS and ROCE also improved substantially.

Life Science & Analytics__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	201.9	201.1	0.4
Gross margin	99.4	96.6	3.0
R&D	7.2	7.3	-0.6
Operating result	27.0	23.0	17.4
Free cash flow	10.2	3.3	208.2
ROS in %	13.4	11.4	
ROCE in %	15.2	12.4	

Electronic Chemicals

The Electronic Chemicals division's 1st quarter sales declined as the semiconductor industry it serves came under pressure. Merck announced on January 28, 2005, that it was selling this business to BASF AG of Ludwigshafen, Germany, for EUR 270 million. The sale was completed on April 15.

Electronic Chemicals__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	45.9	50.1	-8.3
Gross margin	12.1	13.9	-13.4
R&D	1.3	1.2	2.4
Operating result	3.1	5.3	-42.2
Free cash flow	0.3	-2.1	-
ROS in %	6.7	10.7	
ROCE in %	8.0	12.7	

Corporate and Other

Corporate and Other was established as a separate reporting segment last year to more accurately report Group-wide activities. This sector includes corporate overhead costs incurred by group holding companies, taxes, and other items that are not allocated to specific divisions.

Corporate and Other__Key figures

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	-	-	-
Operating result	-11.5	-13.7	-16.6
Free cash flow	-53.7	-60.8	-11.8

Outlook

The strategy of focused diversification is paying off for Merck. In the 1st quarter, all three divisions in Merck's Pharmaceutical business sector presented improved sales figures and excellent operating results.

As part of this stragety to focus on innovative, high-margin products, Merck concluded the sale of its Electronic Chemicals business for EUR 270 million on April 15. Second-quarter results will be boosted by the proceeds of this divestment.

The sales growth curve for Merck's targeted cancer treatment Erbitux® continues to climb and exceed expectations; reaching EUR 42 million in the 1st quarter. Erbitux® was approved for the treatment of colorectal cancer in Singapore and Croatia in March, bringing the total number of countries that have approved it within Merck's sales territory to 35. Merck expects to seek approval yet this year for the use of Erbitux® in the treatment of head and neck cancer. Merck also is conducting clinical trials with Erbitux® for treating other types of cancer.

The Liquid Crystals division performed well in the 1st quarter and is prepared for an expected uptake in the remainder of the year. Merck's customers expect that the over-supply of LCDs will ease in the 2nd quarter as demand increases, especially for LCD computer monitors and flat-screen televisions. Merck continues to expect that its liquid crystal sales will be in line with the development of the LCD industry. Industry analysts forecast that this will grow about 30% annually on average over the next few years based on display area. Past experience, however, suggests that this might not necessarily be a linear development.

Thus, Merck expects a continuation of the positive developments this year in both the Pharmaceuticals and Chemicals business sectors. As a result, full-year sales for the Group – excluding VWR International and Electronic Chemicals – should have a growth rate in the single-digit range, unless unfavorable currency impacts increase.

Darmstadt, April 26, 2005

Interim financial statements as of March 31, 2005

Balance sheet

	March 31, 2005 EUR million	Dec. 31, 2004 EUR million	Change in %
Current assets			
Cash and cash equivalents	339.6	326.0	4.2
Marketable securities	60.6	49.5	22.5
Trade receivables	1,032.3	960.9	7.4
Inventories	1,068.1	1,023.2	4.4
Other current assets	172.2	152.6	12.8
Tax receivables	109.2	100.1	9.2
Non-current assets			
Intangible assets	1,000.6	949.0	5.4
Property, plant and equipment	1,862.8	1,856.3	0.3
Investments at equity	41.8	41.4	0.9
Non-current financial assets	44.8	79.0	-43.3
Other non-current assets	11.5	10.0	16.1
Deferred tax assets	167.2	174.2	-4.0
Total assets	5,910.8	5,722.1	3.3
Current liabilities			
Current financial liabilities	127.8	101.4	26.0
Trade payables	525.0	504.3	4.1
Other current liabilities	449.7	447.7	0.5
Tax liabilities	177.0	167.8	5.4
Current provisions	198.4	224.1	-11.4
Non-current liabilities			
Non-current financial liabilities	184.8	216.1	-14.5
Other non-current liabilities	8.3	8.1	2.5
Non-current provisions	211.3	180.7	16.9
Pensions/post-employment benefits	944.0	931.1	1.4
Deferred tax liabilities	53.5	45.8	16.7
Equity			
Equity capital	496.0	494.7	0.3
Reserves and retained earnings	2,491.1	2,358.2	5.6
Minority interest	43.9	41.9	4.7
Total liabilities and shareholders' equity	5,910.8	5,722.1	3.3

Income statement

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Sales	1,380.8	1,803.2	-23.4
Sales of discontinuing operations (Laboratory Distribution)	–	-582.3	–
Intragroup sales (Laboratory Distribution)	–	62.4	–
Sales of continuing operations	1,380.8	1,283.3	7.6
Cost of sales	-559.4	-532.1	5.1
Gross margin	821.5	751.2	9.4
Marketing and selling expenses	-334.5	-316.2	5.8
Administration expenses	-79.9	-79.8	0.1
Other operating income and expenses	-45.9	-27.0	69.9
Research and development	-168.9	-164.7	2.6
Patent and license revenues	5.9	21.3	-72.4
Investment result	0.0	2.4	–
Amortization of goodwill	–	-17.7	–
Operating result (continuing operations)	198.1	169.4	17.0
Exceptional items	-1.7	-1.8	-7.1
Earnings before interest and tax (EBIT) (continuing operations)	196.4	167.6	17.2
Operating result discontinuing operations (Laboratory Distribution)	–	21.3	–
Exceptional items	–	–	–
Earnings before interest and tax (EBIT)	196.4	188.8	4.0
Financial result	-18.8	-25.8	-27.0
Profit before tax	177.6	163.0	8.9
Income tax	-55.7	-61.3	-9.2
Profit after tax	121.9	101.7	19.9
Minority interest	-2.3	-2.8	-18.3
Net profit after minority interest	119.6	98.9	20.9
Earnings per share EUR	0.63	0.52	21.2

Cash flow statement

EUR million	2005	2004
Cash and cash equivalents as of January 1	326.0	253.8
Net cash flows from operating activities	95.4	173.7
Net cash flows from investing activities	-72.5	130.1
Free cash flow	22.9	303.8
thereof discontinuing operations	0.0	40.7
Net cash flows from financing activities	-15.6	-247.3
Exchange rate movements/ changes in companies consolidated	6.3	6.4
Cash and cash equivalents as of March 31	339.6	316.7

Statement of changes in net equity
– including minority interest –

EUR million	2005	2004
Balance as of January 1	2,894.8	2,362.8
Profit after tax	121.9	101.7
Capital increase	–	–
Dividend payments to shareholders of Merck KGaA	–	-39.6
Profits transferred by Merck & Cie to E. Merck	-8.7	-9.5
Profits transferred by Merck KGaA to E. Merck	-20.3	-23.1
Profits transferred by E. Merck to Merck KGaA	1.1	1.6
Dividend payments to other minority shareholders of the Merck Group	-2.1	-1.1
Stock-based compensation	17.8	–
Currency translation difference	46.5	42.7
Fair market valuation acc. to IAS 39	-18.7	8.7
Changes in companies consolidated/other	-1.3	0.0
Balance as of March 31	3,031.0	2,444.2

Segment reporting

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Pharmaceuticals			
Sales	900.2	809.0	11.3
Operating result	93.4	59.2	57.7
Ethicals			
Sales	394.5	348.4	13.2
Operating result	29.8	10.8	175.1
Generics			
Sales	412.9	372.6	10.8
Operating result	52.7	41.0	28.4
Consumer Health Care			
Sales	92.8	88.1	5.4
Operating result	10.9	7.3	48.6
Chemicals			
Sales	480.7	474.2	1.4
Operating result	116.2	123.9	-6.2
Liquid Crystals			
Sales	146.0	135.8	7.5
Operating result	68.3	75.4	-9.4
Pigments			
Sales	86.8	87.2	-0.4
Operating result	17.8	20.2	-11.6
Life Science & Analytics			
Sales	201.9	201.1	0.4
Operating result	27.0	23.0	17.4
Electronic Chemicals			
Sales	45.9	50.1	-8.3
Operating result	3.1	5.3	-42.2
Corporate and Other			
Sales	[illegible]	-62.4	–
Operating result	-11.5	-13.7	-16.6
Discontinuing operations (Laboratory Distribution)			
Sales	0.0	582.3	–
Operating result	0.0	21.3	–
Merck Group			
Sales	1,380.8	1,803.2	-23.4
Sales (continuing operations)	1,380.8	1,283.3	7.6
Operating result	198.1	190.6	3.9
Operating result (continuing operations)	198.1	169.4	17.0

Other key figures of the Merck Group

EUR million	1st Quarter 2005	1st Quarter 2004	Change in %
Free cash flow	22.9	303.8	-92.5
thereof discontinuing operations	-	40.7	-
Investments in property, plant and equipment (without VWR)	44.9	46.8	-4.0
No. of employees as of March 31 (without VWR)	29,131	28,505	2.2

Notes to the interim financial statements

Accounting and valuation methods

Like the annual financial statements, the interim financial statements of the Merck Group were prepared in accordance with the rules of the International Accounting Standards Board (IASB), London. The same accounting and valuation policies apply as for the 2004 annual financial statements. The notes contained in the annex of the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group are prepared in accordance with the interim financial reporting rules of the IAS 34.

Merck has applied the revised standard IAS 1 since January 1, 2005, and structures its balance sheet according to the maturity of assets and liabilities. With the implementation of the new standard, the definitions of individual items in the balance sheet, and of the respective balance-sheet-related key indicators such as gearing, ROCE and free cash flow, have also slightly changed. The previous year's figures are presented accordingly on a comparable basis. In accordance with IFRS 3 and the revised standards IAS 38 and IAS 36, goodwill is no longer written down by regular amortization, but is subject to an annual impairment test. In the same period of the previous year, regular goodwill amortization of EUR 17.7 million was booked for continuing operations in the income statement.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as parent company. As of the balance sheet date, 171 companies are fully consolidated in the financial statements of the Merck Group and 4 equity interests are included using the equity method. At the beginning of February 2005, Merck acquired Avecia's (United Kingdom) business with organic light-emitting diodes (OLEDs)

for EUR 50.2 million. The core of this transaction was the acquisition of 100% of the shares in Covion Organic Semiconductors GmbH, Frankfurt. On January 28, 2005 (signing), Merck sold its global electronic chemicals business for EUR 270 million. After receiving the approval of the responsible antitrust authorities, the transaction was concluded on April 15, 2005 (closing). Deconsolidation will thus take place in the 2nd quarter. As of the balance sheet date, the Group financial statements contain the following figures for the electronic chemicals companies: EUR 61.0 million is attributable to short-term and EUR 63.7 million to long-term assets, and EUR 47.4 million to short-term and EUR 7.8 million to long-term liabilities and provisions.

Discontinuing operations

Merck sold its Laboratory Distribution business sector in the 2nd quarter of 2004. This segment was carried the previous year under discontinuing operations. The income statement is prepared in line with this presentation for the comparison with the previous year: sales, expenses, and earnings before interest and tax (EBIT) are presented for continuing operations. The contribution of the Laboratory Distribution business sector to the operating result is reported separately. The items beneath EBIT are thus representative of the Merck Group in the previous year, including Laboratory Distribution.

Notes to the financial position and results of operations

As of March 31, 2005, the total assets of the Merck Group amount to EUR 5,911 million. The increase in total assets by 3.3% is primarily attributable to the initial consolidation of the acquisition Covion and to an increase in working capital relating to business development. The balance sheet ratios have improved further: As of the balance sheet date, the equity ratio is 51.3%, compared to 50.6% as of December 31, 2004. Gearing (ratio of net debt and pension provisions to net equity) is 0.28 (previous year 0.30). Free cash flow amounts to EUR 22.9 million in the quarter under review; the acquisition of Covion led to a cash outflow of EUR 50.2 million.

Sales in the 1st quarter amounted to EUR 1,381 million. This corresponds to an increase in sales of 7.6%, based on continuing operations. Organic growth amounted to 9.1%. The operating result of the Merck Group increased by 17% to EUR 198 million. Particularly worthy of mention in this connection is the good development of the Ethicals and Generics divisions. Details on the development of sales and results of the individual divisions are to be found in the section "Business sectors" (pages 11–22). The low figure for exceptional items is due to adjustments for existing items. The improvement in the financial result as compared to the previous year is attributable to the settlement of financial obligations following the sale of VWR and BioMer in the 2nd quarter of 2004. The tax ratio for the Group is 31.4%.

Other disclosures

General information on subscription rights of executive body members and employees

Within the scope of the stock option program resolved by Merck KGaA's Annual General Meeting in 2000, members of the Executive Board and senior executives hold 291,550 Merck KGaA stock options as of the balance sheet date. Additional information on this stock option program can be found in our Annual Report.

Related party disclosures

As of March 31, 2005, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG of EUR 174.2 million. In addition, as of March 31, 2005, Merck KGaA was owed receivables of EUR 0.1 million by E. Merck OHG. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG on the one hand, and from the reciprocal profit transfers between Merck KGaA and E. Merck OHG on the other. The net amounts are subject to standard market interest rates.

Dividends

The Annual General Meeting on March 31, 2005, approved the proposed dividend of EUR 0.80 per share, plus a special bonus of EUR 0.20 per share, for fiscal year 2004. The dividend will be distributed in the 2nd quarter of 2005.

Executive Board of Merck KGaA

Prof. Dr. Bernhard Scheuble | Chairman

Dr. Michael Römer | Vice Chairman

Dr. Michael Becker

Prof. Dr. Dr. h.c. Thomas Schreckenbach

Dr. Jan Sombroek

Further reporting dates

July 21, 2005	Interim Report 2nd Quarter 2005
October 25, 2005	Interim Report 3rd Quarter 2005



Merck KGaA
Corporate Communications
64271 Darmstadt
Germany
E-mail: corpcom@merck.de

www.merck.de

W.840459
070405



Interim Report | 2nd Quarter 2005



» Success through innovation «

Executive Board of Merck KGaA

Prof. Dr. Bernhard Scheuble | Chairman

Dr. Michael Römer | Vice Chairman

Dr. Michael Becker

Prof. Dr. Dr. h.c. Thomas Schreckenbach

Dr. Jan Sombroek

Further reporting dates

October 25, 2005	Interim Report 3rd Quarter 2005
February 16, 2006	Annual Report 2005
March 31, 2006	Annual General Meeting 2006

Cover photo:
Darmstadt, Germany | Merck employees had the opportunity to view the company's latest developments at the „innovation forum 2005" in June. Kai Brandes explains the concept of organic light-emitting diodes (OLED), a new field of research within the Liquid Crystals division.

2nd Quarter 2005

» Merck Group 2nd quarter sales show steady growth, driven by the Ethicals, Generics and Liquid Crystals divisions

Sales: +8.6% to EUR 1,482 million*

» Results:

Operating result increases 15% to EUR 203 million*

Earnings before interest and tax (EBIT) decline 34% to EUR 340 million

Profit before tax falls 35% to EUR 322 million

Profit after tax declines 31% to EUR 252 million

» Expectations for the full year:

Demand continues to grow for Merck's innovative products such as the cancer treatment Erbitux® and liquid crystals for flat-panel displays. As a result, the company reconfirms its previous guidance that full-year sales for the Group – excluding VWR International and Electronic Chemicals – should increase at a single-digit growth rate.

* Figures for 2004 sales and operating results shown on pages 3 through 23 of this report reflect Merck's results excluding the Laboratory Distribution business sector, VWR International, Inc., which was divested in the 2nd quarter of 2004. All other figures reflect the company's actual results including the one-time exceptional gain of EUR 292.5 million from the divestiture of VWR booked in the 2nd quarter of 2004. Due to the new balance sheet structure (see page 28), the definitions of related key indicators such as gearing, ROCE and free cash flow have also slightly changed. The previous year's figures are presented accordingly on a comparable basis.

The Merck share

The Merck share price rose 19.8% during the 2nd quarter to EUR 65.87 on June 30, 2005, from EUR 55.00 on March 31, 2005. Germany's DAX Index rose 5.5% during the same quarter and the MDAX Index, which includes Merck, increased 11.1%. The low for the quarter of EUR 56.50 occurred on April 4. The high for the quarter, EUR 68.56, was recorded on June 21.

The Merck share compared to DAX/MDAX


150%
140%
120%
100%
80%
MDAX
DAX
Merck
July 2004
Oct.
Jan. 2005
April
June

Share data[1)]

	2nd Quarter 2005	1st Quarter 2005
Earnings per share after tax and minority interest in EUR	1.30	0.63
High share price in EUR	(Jun. 21) 68.56	(Feb. 28) 58.15
Low share price in EUR	(Apr. 4) 56.50	(Jan. 13) 48.45
End share price in EUR	(Jun. 30) 65.87	(Mar. 31) 55.00
Market capitalization in millions of EUR	(Jun. 30) 12,574	(Mar. 31) 10,493
Theoretical number of shares in millions[2)]	190.9	190.8
Actual number of shares in millions	51.2	51.1

[1)] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2)] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 133.1 million is divided into 51.2 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares. The number of shares increased due to stock options exercised in the 2nd quarter (see page 30).

Merck Group

Merck Group sales in the 2nd quarter rose nominally by 8.6% to EUR 1,482 million. Sales grew organically by 11% but the divestment of the Electronic Chemicals business reduced sales by 2.9 percentage points. The operating result rose 15% to EUR 203 million. Return on sales (ROS: operating result/ sales) increased to 13.7% from 12.9% while return on capital employed (ROCE) rose to 18.5% from 16.7%. As the company neared its mid-term ROS target of 15% and exceeded the mid-term ROCE target of 15%, the Chairman of the Executive Board of Merck KGaA, Professor Dr. Bernhard Scheuble, announced on June 15 that mid-term targets have been raised to 20% for ROS and 25% for ROCE.

Components of growth – Merck Group (without VWR)

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–Jun.
Organic growth	9.1	11.2	–	10.2
Currency effects	–1.5	0.3	–	–0.6
Acquisitions/ divestitures	0.0	–2.9	–	–1.5
Total	7.6	8.6	–	8.1

2nd Quarter sales by business sector totaling EUR 1.5 billion


1%
10
478
32%
67%
994
EUR million
Chemicals
Pharmaceuticals
Corporate and Other

Merck completed the sale of its Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, on April 15. The sales price was EUR 270 million and Merck booked a gain of EUR 138.7 million.

Earnings before interest and tax (EBIT) decreased 34% to EUR 340 million from the year-ago figure of EUR 513 million, which included the one-time extraordinary gain of EUR 292.5 million on the divestment of VWR International. All profit figures for the 2nd quarter of 2005 showed similar decreases in comparison to the year-ago quarter because of the gain from the disposal of VWR.

2nd Quarter operating result by business sector* totaling EUR 203 million


111
50%
50%
109
EUR million
Chemicals
Pharmaceuticals
*without sector Corporate and Other

Profit before tax fell 35% to EUR 322 million from EUR 494 million the year before. Profit after tax decreased 31% to EUR 252 million from EUR 364 million as Merck's underlying tax rate remained at a lower level, declining to 33.4% in the 2nd quarter of 2005 compared to 38.8% in the year-ago quarter. Excluding exceptional items, Merck's profit after tax for the 2nd quarter of 2005 would have increased 27% to EUR 123 million from EUR 96 million.

Sales by quarter (without VWR)


2,000
1,500
1,000
500
1,283
1,381
1,365
1,482
1,353
1,339
Q I
Q II
Q III
Q IV
EUR million
2004
2005

Operating result by quarter (without VWR)


250
200
150
100
50
169
198
177
203
214
195
Q I
Q II
Q III
Q IV
EUR million
2004
2005

Gains from the divestments of VWR International and the Biomet-Merck joint venture last year and the Electronic Chemicals business this year are having a positive effect: Merck's financial result decreased a further 4.3% in the 2nd quarter to a very low EUR -18 million.

The number of Merck employees worldwide decreased by 59 people, or 0.2%, to 28,606 (as of June 30).

Effects of exceptional items

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %
Operating result	202.9	176.6	14.9
Exceptional items	137.4	44.2	210.6
Exceptional items (gain from disposal of Laboratory Distribution)	–	292.5	-
Profit before tax before exceptional items	184.6	157.5	17.2
Income tax before exceptional items	-61.7	-61.1	1.0
Profit after tax before exceptional items	122.9	96.4	27.5
Tax rate before exceptional items	33.4%	38.8%	

2nd Quarter sales by region totaling EUR 1.5 billion


454
31%
47%
696
113
7%
219
15%
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe

After a nine-year legal battle, on June 13 the U.S. Supreme Court agreed with Merck that pharmaceutical companies have the right to use inventions developed by other companies without infringing patents if the use is reasonably related to a drug-approval application. While Merck is a firm supporter of the principle of patent protection, its persistence in this case also underscores the company's commitment to moving innovations forward.

Number of employees as of June 30, 2005


6,024
21%
58%
16,438
3,452
12%
2,692
9%
Asia, Africa, Australasia
Latin America
North America
Europe

Business sectors

Again in the 2nd quarter of 2005, the Pharmaceuticals business sector was the major contributor to the Group's sales growth. Sales by the Ethicals division – aided by the strong uptake of the new cancer treatment Erbitux® – rose 19%. Sales by the Generics division increased 16%. As the U.S. dollar strengthened against the euro in the quarter, currency effects were minimal. The divestment of the Electronic Chemicals business on April 15 reduced the Group's 11.2% organic sales growth rate by 2.9 percentage points.

Components of growth in the 2nd quarter (without VWR)

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Merck Group
Organic growth	15.3	4.9	11.2
Currency effects	0.0	1.1	0.3
Acquisitions/divestitures	0.3	–0.3	–2.9
Total	15.5	5.6	8.6

Sales analysis for the 2nd quarter


in %
20
15
10
5
0
–5
Pharma-
ceuticals
Chemicals
Merck
Group
Organic growth
Currency effects
Acquisitions/
divestitures

Pharmaceuticals business sector

The Pharmaceuticals business sector contributed 67% to sales and 50%* to the operating result of the Merck Group in the 2nd quarter.

Sales increased 16% to EUR 994 million in the 2nd quarter from EUR 861 million in the same quarter of 2004 as Merck's two largest divisions, Ethicals and Generics, both contributed double-digit sales increases. Merck is thus outpacing the industry. According to IMS Health, global pharmaceutical sales are growing in single digits and will maintain this growth rate to 2008.

The Pharmaceuticals operating result soared 71% to EUR 109 million in the 2nd quarter from EUR 64 million in the year-ago quarter as the Ethicals and Generics divisions produced outstanding increases in their respective operating results with sales outpacing expenses.

The gross margin for Pharmaceuticals improved by 20%, with Ethicals up 17% and Generics rising 30%.

The large amount recorded under exceptional items in the 2nd quarter of 2004 was mainly due to the disposal by the Ethicals division of the stake in the Biomet-Merck joint venture.

Return on sales (ROS) for the Pharmaceuticals business sector rose to 11.0% in the 2nd quarter of this year from 7.4% in the year-ago quarter. Return on capital employed (ROCE) increased to 18.1% from 11.1%.

Pharmaceuticals __ Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	994.3	860.8	15.5	1,894.5	1,669.8	13.5
Gross margin	625.6	522.5	19.7	1,194.1	1,020.5	17.0
R&D	140.1	126.0	11.2	280.3	264.3	6.0
Operating result	109.3	63.8	71.1	202.6	123.0	64.7
Exceptional items	-1.4	44.2	–	-3.0	42.4	–
Free cash flow	62.0	41.5	49.4	103.4	287.5	-64.0
ROS in %	11.0	7.4		10.7	7.4	
ROCE in %	18.1	11.1		16.8	10.0	

*without segment Corporate and Other

Ethicals

Sales by the Ethicals division rose 19% to EUR 438 million in the 2nd quarter from EUR 369 million in the year-ago quarter. This division accounts for 44% of Pharmaceuticals sales and 30% of total Merck Group sales. Again in the 2nd quarter, the key driver of the division's sales growth was Merck's new cancer treatment, Erbitux®, although some mature products in Merck's CardioMetabolic Care business area also generated double-digit growth rates.

The impressive acceptance of Erbitux® by patients and doctors led to sales in the 2nd quarter of EUR 52 million, a 22% increase compared to sales of EUR 42 million in the 1st quarter of 2005. Since its approval in the European Union just a year ago, Erbitux® has been approved in 39 countries in Merck's marketing territory, with Hong Kong, South Korea, Colombia and Israel granting marketing authorization during the 2nd quarter of this year.

Oncologists are gaining more confidence in Erbitux® as evidence of its efficacy grows. A Phase I/II study announced in June involving 21 patients with metastatic colorectal cancer who received Erbitux® and chemotherapy as a first-line treatment resulted in a median survival time of 33 months with almost 25% of them becoming candidates for surgery. Median survival for such patients is usually about 20 months. Surgery is the best hope for five-year survival. Three new large international Erbitux® Phase III clinical trials involving about 5,000 patients with colorectal cancer are underway.

Ethicals __ Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	437.9	369.4	18.6	832.4	717.7	16.0
Gross margin	322.7	276.4	16.7	619.6	541.4	14.4
R & D	105.7	102.5	3.1	210.5	214.3	–1.8
Operating result	27.4	0.6	–	57.2	11.4	401.3
Exceptional items	–	46.7	–	–	46.7	–
Free cash flow	–7.8	13.9	–	–10.7	224.3	–
ROS in %	6.3	0.2		6.9	1.6	
ROCE in %	9.9	0.2		10.3	1.8	

Total sales of the beta-blocker bisoprolol, along with the branded Concor® products that mainly include Lodoz® and Concor®COR, increased 20% to EUR 86 million in the 2nd quarter, largely due to efficient life-cycle management and marketing efforts. The bisoprolol group is the top-selling family of products for the Ethicals division.

Sales of thyroid medicines such as Euthyrox® increased 16% to EUR 29 million in the 2nd quarter. Merck continues to hold the number-one position in Europe and Latin America for thyroid treatments and is number three worldwide. Euthyrox®, for example, is used by 7 million patients with hypothyroidism in more than 60 countries.

Sales of the Glucophage® (metformin) family of oral antidiabetic products decreased 4% to EUR 66 million in the 2nd quarter, in line with expectations. Sales of Glucovance® (metformin and glibenclamide) increased 21%, somewhat counterbalancing the generic competition challenging Glucophage®.

Niaspan®, the lipid-disorder treatment, has been launched in nine European countries so far, including Germany and the United Kingdom, plus another five countries outside of Europe. Further launches are scheduled this year.

The Ethicals operating result rose to EUR 27 million in the 2nd quarter of 2005 as higher sales more than compensated for the high costs of marketing and sales for the new products Erbitux® and Niaspan®. This compares with an operating result of just EUR 0.6 million in the 2nd quarter of 2004, when payments from Bristol-Myers Squibb for Glucophage® diabetes products decreased sharply and costs for Erbitux® and Niaspan® rose considerably. Research and development expenses remained in the same range as in the year-ago quarter.

Proceeds from the divestment of the Biomet-Merck joint venture in the 2nd quarter of last year resulted in an exceptional gain of EUR 46.7 million. Free cash flow decreased in the 2nd quarter of 2005 as inventories and accounts receivables grew as a result of higher sales.

Along with sales, the operating result improved significantly. ROS declined from 7.5% in the 1st quarter of 2005 due to the negative impact of a one-off personnel-related provision in Europe. The EUR 10 million up-front payment

on the out-licensing of the novel oral contraceptive EMM 310066 to Organon announced on May 31 was not booked in the 2nd quarter.

Generics

Generics sales rose 16% in the 2nd quarter to EUR 465 million compared to EUR 402 million in the year-ago quarter. By sales, Generics is Merck's largest division.

Good performances by Generics businesses throughout Europe led to a solid double-digit sales growth rate for the region. Especially strong growth continued in the Netherlands, Belgium, Portugal and France. As in the 1st quarter, Germany and Italy also posted sales growth in the double-digit range. Merck NM in Scandinavia, acquired from Pfizer in 2004, continues to fully meet expectations. In the United Kingdom, Generics products contributed to a sales growth of 31% in a highly competitive market.

In the United States, sales of Dey, Inc. jumped 38% on the success of DuoNeb®, the unit-dose inhalation solution for treating chronic obstructive pulmonary disease (COPD), and EpiPen®, an emergency auto injector for the treatment of (anaphylactic) allergic reactions. The success of DuoNeb® has prompted five generics companies to apply to the U.S. Food and Drug Administration (FDA) for approval to market their generic versions of this value-added product before its patent expires in June 2022. An FDA approval, if any, remains subject to the outcome of the patent litigation filed by Merck,

Generics __ Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	464.9	401.9	15.7	877.8	774.5	13.3
Gross margin	243.8	187.4	30.1	454.1	361.8	25.5
R&D	31.7	21.2	49.4	64.9	45.8	41.6
Operating result	70.0	50.7	38.1	122.7	91.7	33.8
Exceptional items	–1.4	–2.4	–43.9	–3.0	–4.2	–28.3
Free cash flow	71.0	23.9	197.6	106.5	43.5	145.0
ROS in %	15.1	12.6		14.0	11.8	
ROCE in %	27.3	23.1		24.2	20.8	

and Merck is using all legal means to vigorously defend its patent. The five cases will be consolidated in a trial in Los Angeles Federal District Court in 2006.

Aggressive competition as well as intense price pressure in the generics markets in Canada and the United States has driven down sales of the Canadian subsidiary Genpharm.

In the region Asia, Africa and Australasia (AAA), sales increased 11% in euros and 9% in local currencies. In Australia, Alphapharm achieved an encouraging 10% sales increase in local currency. Japanese subsidiary Merck Hoei continues to outperform the flat generics market with sales growth of 8%.

The division's operating result jumped 38% to EUR 70 million as the result of both improved sales and a gross margin increase of 30%. This is also in spite of the significant increase in research and development costs, which rose by 49% to EUR 32 million. Merck Generics is continuing to invest in portfolio expansion and development of higher-margin value-added generic products with specialized dosage forms and drug-delivery systems.

Our subsidiary Generics [UK] Limited and the Department of Health (England) jointly announced settlement of the claims brought against Generics [UK] for alleged anticompetitive conduct. Under the terms of the settlement Generics [UK] agreed, on a full and final basis and without admission of liability, to compensate the National Health Service (NHS) with a payment of GBP 12 million. This was fully covered by provisions.

Consumer Health Care

Sales by the Consumer Health Care division rose 2.1% to EUR 91 million in the 2nd quarter. In Germany, sales continued to grow for Femibion®, the multivitamin supplement for pregnant women and nursing mothers. Sales in Poland jumped 42%, mainly influenced by the strong demand for Lacidofil®, a probiotic antidiarrheal. The sales increase in the United Kingdom was driven by a strong demand for omega-3 products for children. Sales in Mexico declined after a 67% increase in the 1st quarter mainly due to overstocking by a major customer. The pain reliever Sedalmerck® maintained its number one position in the Mexican market. Sales in Spain declined due to the performance of Biomanán as consumers shift purchasing of diet aids from pharmacies to mass-market outlets. In South Africa, sales growth continued for the nasal spray Nasivin® and Diabion®, a vitamin-mineral tablet for diabetic patients.

The gross margin continued to improve in the 2nd quarter as the result of higher sales. Changes in amortization of goodwill only partially offset higher investments in marketing and selling expenditures. This, along with the sales decline in Mexico, led to an operating result decline of 5.8% to EUR 12 million.

The ROS and ROCE declined slightly but remain in the double-digit range.

Consumer Health Care __ Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	91.5	89.6	2.1	184.3	177.6	3.7
Gross margin	59.1	58.6	0.9	120.5	117.3	2.7
R&D	2.7	2.2	20.6	4.9	4.1	19.0
Operating result	11.9	12.6	-5.8	22.8	19.9	14.2
Free cash flow	-1.2	3.7	-	7.7	19.7	-61.1
ROS in %	13.0	14.1		12.3	11.2	
ROCE in %	16.6	17.7		16.0	13.6	

Unlocking the value of promising projects

Research-based pharmaceutical companies often acquire licenses from smaller companies for highly promising new drug candidates in order to jointly develop them further to market launch. At Merck, the most recent such example has been the successful cooperation with ImClone Systems for the registration of the colon cancer drug Erbitux®. Recently, Merck once again demonstrated that the process can also succeed in reverse. By outlicensing certain undeveloped projects, we are pursuing an innovative approach. As part of the VINCIP program, in mid-June the development and marketing rights to asimadoline, a proprietary new medicine that Merck developed for irritable bowel syndrome, were assigned to Tioga Pharmaceuticals, a U.S.-based start-up company. In exchange, Merck will receive an equity stake in Tioga and royalties on sales of asimadoline. In a similar project, the rights to a potential ophthalmology product were assigned back in 2003 to Angiosyn, a California-based start-up. In February 2005, Pfizer acquired Angiosyn along with the stake owned by Merck. In addition to the buyout payment, Merck will receive royalties on potential future sales.



Rewarding the spirit of innovation: The Merck-internal Innovation Award 2004 was presented on May 31 at the Merck Plant Managers Meeting in Wiesbaden to the VINCIP program. The prizewinners are Dr. Bernhard Ehmer, Dr. Arno Hartmann, Dr. Inge Lues and Dr. Helmut Voss (f.l.t.r.).

VINCIP – Creating value through strategic innovation

VINCIP (Virtual Incubator for Intellectual Property) is a program established to enhance the use of Merck's intellectual property. Merck cannot exploit many of its patents or research projects, for example those that are not relevant to its core pharmaceutical and chemical businesses. Through the VINCIP program, this know-how is offered to venture capital firms that secure the financial backing and together with Merck identify small companies or establish start-ups to continue the R&D activities. After market launch, Merck takes a share of the profits.

Chemicals business sector

The Chemicals business sector contributed 32% to sales and 50%* to the operating result of the Merck Group in the 2nd quarter.

Chemicals sales rose 5.6% to EUR 478 million in the 2nd quarter with gains posted by the Liquid Crystals and Life Science & Analytics divisions and a slight decline by the Pigments division.

The operating result for Merck's Chemicals business sector fell 6.9% in the 2nd quarter to EUR 111 million as a 15% operating result increase for Life Science & Analytics could not compensate for declines in the other two divisions. Liquid Crystals was burdened not only by higher R&D costs for its new OLED (organic light-emitting diode) business but also by longer than expected start-up costs for the new liquid crystals production facility in Darmstadt.

As a result, ROS decreased to 23.3% from 26.4% in the year-ago quarter. ROCE was 24.0%, compared to 27.3% in the 2nd quarter of 2004.

The sale of Merck's Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, was completed on April 15. Second-quarter results for the Electronic Chemicals division are reported under the segment Corporate and Other. Second-quarter figures for the Chemicals business sector have been adjusted accordingly.

Chemicals _ Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	477.9	452.6	5.6	912.6	876.7	4.1
Gross margin	260.7	257.7	1.1	501.6	496.9	0.9
R&D	34.0	25.4	33.8	61.4	50.5	21.6
Operating result	111.2	119.4	–6.9	224.3	238.0	–5.8
Free cash flow	100.1	110.3	–9.3	134.9	212.6	–36.5
ROS in %	23.3	26.4		24.6	27.1	
ROCE in %	24.0	27.3		25.1	27.2	

*without segment Corporate and Other

Liquid Crystals

Sales by the Liquid Crystals division rose 9.9% to EUR 183 million in the 2nd quarter compared to record sales of EUR 167 million in the year-ago quarter. Compared to the 1st quarter of 2005, sales were up 25%. Customer demand for flat-panel displays with Liquid Crystal technology is mainly being driven by fast consumer uptake of television and TFT (thin-film transistor) monitors. Applications for smaller displays such as digital cameras, mobile phones and MP3 players are also helping to boost sales.

Merck focuses on providing its customers with the most innovative materials. This commitment to innovation led to a further increase in research and development activities, mainly for the new OLED business, resulting in a 77% jump in R&D expenses to EUR 19 million. In addition, the start-up phase of the new production facilities in Darmstadt is taking longer than expected. As a result, the 2nd quarter operating result fell by 8.1% to EUR 78 million compared to the year-ago quarter. This was a 14% increase compared to the 1st quarter 2005 operating result of EUR 68 million.

Also because of the higher R&D and start-up costs, ROS and ROCE declined in the 2nd quarter.

Liquid Crystals__Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	183.0	166.5	9.9	329.0	302.4	8.8
Gross margin	113.5	107.9	5.2	207.0	198.8	4.1
R&D	19.5	11.0	77.2	32.5	21.5	51.2
Operating result	78.2	85.1	–8.1	146.5	160.5	–8.7
Free cash flow	44.6	49.5	–10.0	56.5	131.6	–57.0
ROS in %	42.7	51.1		44.5	53.1	
ROCE in %	44.4	61.8		45.0	59.2	

Pigments

Second-quarter sales by the Pigments division decreased slightly to EUR 84 million compared to the year-ago quarter mainly due to structural problems in the U.S. and European automotive industry, where big players are facing weak sales that have a knock-on effect for coating suppliers. Only Latin America generated a substantial regional business growth in the 2nd quarter, posting a sales increase of 14%.

Cosmetics Pigments currently face lower market demand, leading to lower sales and profits compared to the year-ago quarter. Excellent sales of the innovative high-luster Ronastar® pigments could not fully compensate for reduced demand of traditional cosmetics pigments. The Cosmetics Actives business grew by 3.8% as sales for the new Dihydroxyacetone (DHA) self-tanning agent soared 47% and compensated for lower sales of other product lines. The new application of DHA in moisturing day-care products by far exceeded expectations. Sales and gross profit of Industrial Pigments were at last year's level. Declines in decorative mica pigments were offset by the good development of functional pigments such as Solarflair™ for greenhouse shading. Price pressure due to higher oil prices and new competition hampered growth.

The division's operating result was unsatisfactory, declining 35% to EUR 8.3 million compared to the year-ago quarter due to lower gross margins, affecting ROS and ROCE as well.

Pigments__Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	83.6	84.5	–1.1	170.4	171.7	–0.8
Gross margin	43.7	46.3	–5.7	91.6	98.1	–6.6
R&D	7.8	7.3	5.6	15.0	14.7	1.9
Operating result	8.3	12.9	–35.1	26.2	33.0	–20.7
Free cash flow	11.0	17.3	–36.5	23.7	34.2	–30.8
ROS in %	10.0	15.2		15.4	19.2	
ROCE in %	7.6	11.3		12.0	14.5	

Life Science & Analytics

Life Science & Analytics sales rose 4.8% in the 2nd quarter to EUR 211 million with positive contributions from all regions. Life Science & Analytics continues to be a reliable earnings generator for Merck.

Of special note this quarter was the good development in Switzerland, where Merck's folinate business is booming. Within the Life Science & Analytics product portfolio, Process Separation and the food and environmental tests continued to show good results.

Life Science & Analytic's 2nd quarter operating result rose 15% to EUR 25 million due to constant asset management. This also led to improved rates for ROS and ROCE.

Life Science & Analytics__Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	211.3	201.5	4.8	413.2	402.6	2.6
Gross margin	103.5	103.5	0.0	203.0	200.1	1.4
R&D	6.8	7.1	–4.3	14.0	14.3	–2.4
Operating result	24.6	21.4	14.7	51.6	44.4	16.1
Free cash flow	44.5	43.5	2.5	54.7	46.8	17.0
ROS in %	11.6	10.6		12.5	11.0	
ROCE in %	13.9	11.5		14.8	11.8	

Corporate and Other

Corporate and Other was established as a separate reporting segment last year to more accurately report Group-wide activities. This sector includes corporate overhead costs incurred by group holding companies, taxes, and other items that are not allocated to specific divisions. Corporate and Other sales for 2004 also include intragroup sales between business sectors.

In order to enhance the comparability of the Chemicals business sector, figures reported under the Electronic Chemicals division in the previous and current years – including figures for continuing contract manufacturing – were reclassified to the segment Corporate and Other. The EUR 138.7 million gain on the April 15 sale of the Electronic Chemicals business is reported in this segment as an exceptional item.

Corporate and Other_Key figures

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	10.2	51.3	–80.1	56.1	38.9	44.4
Gross margin	2.0	14.5	–86.1	14.1	28.4	–50.4
R & D	0.0	1.2	–	1.3	2.4	–47.6
Operating result	–17.5	–6.6	163.9	–25.9	–15.0	72.2
Exceptional items	138.7	–	–	138.7	–	–
Free cash flow	131.2	–39.6	–	77.8	–102.5	–

Outlook

With the sale of the Electronic Chemicals business in the 2nd quarter, Merck completed its strategic divestments. The Merck Group remains focused on innovative, high-margin products in both the pharmaceutical and chemical sectors. Currently, the best examples of this focus are the very successful Erbitux® cancer treatment and Liquid Crystals for flat-panel displays.

Having won approval in the European Union just a year ago, Erbitux® already is posting quarterly sales of more than EUR 50 million and continues to surpass expectations. Merck expects Erbitux® sales to continue to grow as it gains approval in more countries. In addition, Merck plans to seek approval for Erbitux®

for the treatment of head and neck cancer in the European Union still this year, possibly as early as the 3rd quarter. Large Phase III clinical trials for Erbitux® are underway, which, if successful, could expand its use to first- and second-line treatments for colorectal cancer and to other types of cancer. Merck has several other promising cancer treatments in its development pipeline. However, to quickly expand its oncology product portfolio, last week it acquired most of the global rights for the cancer treatment UFT® (tegafur-uracil) from Taiho Pharmaceutical Co. Ltd. of Japan. As this oral chemotherapy for colorectal cancer is already approved in approximately 60 countries, Merck will take over already existing sales as soon as possible.

The Liquid Crystal division's operating result, as well as its ROS and ROCE, suffered in the 2nd quarter from high R&D costs for the new OLED business and from longer than expected start-up costs for the new production facility. Nevertheless, Merck remains confident in this dynamic business. It is especially encouraged by the prospects in the growing flat-screen television industry. Merck expects the Liquid Crystals sales growth rate to accelerate in the 2nd half of this year.

The Generics division continued its very satisfactory development in the 2nd quarter. In fact, the success of its bestseller in the United States, the DuoNeb® inhaler, has prompted five other generics companies to apply to the FDA for approval to market their generic versions of this value-added product before its patent expires in June 2022. An FDA approval, if any, remains subject to the outcome of the patent litigation filed by Merck, and Merck is using all legal means to vigorously defend its patent. The five cases will be consolidated in a trial in Los Angeles Federal District Court in 2006.

As a result of its focus on innovative, high-margin products, Merck expects its business to continue developing positively this year and in years to come. In June, the company raised its mid-term financial targets. The ROS target increased to 20% from 15% and the ROCE target rose to 25% from 15%. Merck emphasizes that these are mid-term targets and not a guidance.

For this year, Merck continues to expect that sales for the Group – excluding VWR International and Electronic Chemicals – should have a growth rate in the single-digit range.

Darmstadt, July 21, 2005

Interim financial statements as of June 30, 2005

Balance sheet

	Jun. 30, 2005 EUR million	Dec. 31, 2004 EUR million	Change in %
Current assets			
Cash and cash equivalents	733.1	326.0	124.9
Marketable securities	67.2	49.5	35.9
Trade receivables	1,110.0	960.9	15.5
Inventories	1,111.9	1,023.2	8.7
Other current assets	153.5	152.6	0.6
Tax receivables	103.8	100.1	3.8
	3,279.5	2,612.3	25.5
Non-current assets			
Intangible assets	996.1	949.0	5.0
Property, plant and equipment	1,837.1	1,856.3	−1.0
Investments at equity	42.6	41.4	3.0
Non-current financial assets	47.4	79.0	−40.0
Other non-current assets	13.5	9.9	35.7
Deferred tax assets	189.1	174.2	8.5
	3,125.8	3,109.8	0.5
Total assets	6,405.3	5,722.1	11.9
Current liabilities			
Current financial liabilities	359.3	101.5	254.2
Trade payables	552.2	504.3	9.5
Other current liabilities	341.8	447.7	−23.7
Tax liabilities	189.3	167.8	12.8
Current provisions	217.4	224.1	−3.0
	1,660.0	1,445.4	14.8
Non-current liabilities			
Non-current financial liabilities	196.9	216.2	−8.9
Other non-current liabilities	8.8	8.1	8.0
Non-current provisions	212.8	180.7	17.7
Pensions/post-employment benefits	954.1	931.1	2.5
Deferred tax liabilities	59.1	45.8	28.9
	1,431.7	1,381.9	3.6
Equity			
Equity capital	496.3	494.7	0.3
Reserves and retained earnings	2,769.7	2,358.2	17.4
Minority interest	47.6	41.9	13.6
	3,313.6	2,894.8	14.5
Total liabilities and shareholders' equity	6,405.3	5,722.1	11.9

Income statement

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Sales	1,482.4	1,364.5	8.6	2,863.2	3,167.7	–9.6
Sales of discontinuing operations (Laboratory Distribution)	–	–	–	–	–582.3	–
Intragroup sales (Lab. Distribution)	–	–	–	–	62.5	–
Sales of continuing operations	1,482.4	1,364.6	8.6	2,863.2	2,647.9	8.1
Cost of sales	–594.1	–570.0	4.2	–1,153.5	–1,102.1	4.7
Gross margin	888.3	794.7	11.8	1,709.8	1,545.8	10.6
Marketing and selling expenses	–364.1	–337.0	8.0	–698.6	–653.2	7.0
Administration expenses	–86.0	–80.8	6.5	–166.0	–160.7	3.3
Other operating income and expenses	–68.9	–52.1	32.2	–114.8	–79.1	45.0
Research and development	–174.1	–152.5	14.1	–343.0	–317.2	8.1
Patent and license revenues	6.9	20.6	–66.5	12.8	41.9	–69.5
Investment result	0.8	0.3	199.4	0.8	2.7	–69.0
Amortization of goodwill	–	–16.3	–	–	–34.1	–
Operating result (continuing operations)	202.9	176.6	14.9	401.0	346.0	15.9
Exceptional items	137.4	44.2	210.6	135.7	42.4	219.7
Earnings before interest and tax (EBIT) (continuing operations)	340.3	220.9	54.1	536.7	388.5	38.2
Operating result (discontinuing operations (Lab. Distribution)	–	–	–	–	21.3	–
Exceptional items (gain from disposal of Laboratory Distribution)	–	292.5	–	–	292.5	–
Earnings before interest and tax (EBIT)	340.3	513.4	–33.7	536.7	702.2	–23.6
Financial result	–18.3	–19.2	–4.3	–37.2	–45.0	–17.3
Profit before tax	321.9	494.2	–34.9	499.5	657.2	–24.0
Income tax	–69.8	–129.8	–46.2	–125.5	–191.1	–34.3
Profit after tax	252.1	364.4	–30.8	374.0	466.1	–19.8
Minority interest	–3.9	–1.8	114.9	–6.2	–4.6	33.8
Net profit after minority interest	248.3	362.6	–31.5	367.9	461.5	–20.3
Earnings per share EUR	1.30	1.91	–31.9	1.93	2.44	–20.9

Cash flow statement

EUR million	2005	2004
Cash and cash equivalents as of January 1	326.0	253.8
Net cash flows from operating activities	229.5	271.2
Net cash flows from investing activities	86.7	1,509.8
Free cash flow	316.2	1,780.9
thereof discontinuing operations (incl. revenue from disposal of Laboratory Distribution)	[illegible]	40.6
Net cash flows from financing activities	71.6	−1,621.3
Exchange rate movements/ changes in companies consolidated	19.2	−82.5
Cash and cash equivalents as of June 30	733.0	331.0

Statement of changes in net equity

– including minority interest –

EUR million	2005	2004
Balance as of January 1	2,894.8	2,362.8
Profit after tax	374.0	466.1
Dividend payments to shareholders of Merck KGaA	−51.1	−39.6
Profits transfer by Merck & Cie to E. Merck	−20.7	−12.8
Profits transfer by Merck KGaA to E. Merck	−5.8	−202.4
Profits transfer by E. Merck to Merck KGaA	2.0	0.6
Dividend payments to other minority shareholders of the Merck Group	−6.1	−3.6
Appropriation to retained earnings/ profit brought forward by E. Merck	−1.4	–
Stock-based compensation	21.9	15.5
Currency translation difference	128.4	97.7
Fair market valuation acc. to IAS 39	−22.0	28.1
Changes in companies consolidated/other	−0.4	−1.1
Balance as of June 30	3,313.6	2,711.3

Segment reporting

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Pharmaceuticals						
Sales	994.3	860.8	15.5	1,894.5	1,669.8	13.5
Operating result	109.3	63.8	71.1	202.6	123.0	64.7
Ethicals						
Sales	437.9	369.4	18.6	832.4	717.7	16.0
Operating result	27.4	0.6	–	57.2	11.4	401.3
Generics						
Sales	464.9	401.9	15.7	877.8	774.5	13.3
Operating result	70.0	50.7	38.1	122.7	91.7	33.8
Consumer Health Care						
Sales	91.5	89.6	2.1	184.3	177.6	3.7
Operating result	11.9	12.6	–5.8	22.8	19.9	14.2
Chemicals						
Sales	477.9	452.6	5.6	912.6	876.7	4.1
Operating result	111.2	119.4	–6.9	224.3	238.0	–5.8
Liquid Crystals						
Sales	183.0	166.5	9.9	329.0	302.4	8.8
Operating result	78.2	85.1	–8.1	146.5	160.5	–8.7
Pigments						
Sales	83.6	84.5	–1.1	170.4	171.7	–0.8
Operating result	8.3	12.9	–35.1	26.2	33.0	–20.7
Life Science & Analytics						
Sales	211.3	201.5	4.8	413.2	402.6	2.6
Operating result	24.6	21.4	14.7	51.6	44.4	16.1
Corporate and Other						
Sales	10.2	51.2	–80.1	56.1	38.9	44.4
Operating result	–17.5	–6.6	163.9	–25.9	–15.0	72.2
Discontinuing operations (Lab. Distribution)						
Sales	–	–	–	–	582.3	–
Operating result	–	–	–	–	21.3	–
Merck Group						
Sales	1,482.4	1,364.5	8.6	2,863.2	3,167.7	–9.6
Sales (continuing operations)	1,482.4	1,364.5	8.6	2,863.2	2,647.9	8.1
Operating result	202.9	176.6	14.9	401.0	367.3	9.2
Operating result (continuing operations)	202.9	176.6	14.9	401.0	346.0	15.9

Other key figures of the Merck Group

EUR million	2nd Quarter 2005	2nd Quarter 2004	Change in %	Jan.–Jun. 2005	Jan.–Jun. 2004	Change in %
Free cash flow	293.3	1,477.2	–80.1	316.2	1,780.9	–82.2
thereof discontinuing operations (incl. revenue from disposal Lab. Distribution)	–	–	–	–	40.6	–
Investments in property, plant and equipment (without VWR)	63.5	49.9	27.3	108.5	96.7	12.2
No. of employees as of June 30 (without VWR)				28,606	28,665	–0.2

Notes to the interim financial statements

Accounting and valuation methods

Like the annual financial statements, the interim financial statements of the Merck Group have been prepared in accordance with the financial reporting standards of the International Accounting Standards Board (IASB), London. The same accounting and valuation policies apply as for the 2004 annual financial statements. The notes to the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group have been prepared in accordance with the interim financial reporting standards set forth by IAS 34.

Merck has applied IAS 1 Revised since January 1, 2005, and structures its balance sheet according to the maturity of assets and liabilities. With the implementation of the new standard, the definitions of individual items in the balance sheet and of the respective balance-sheet-related key indicators, such as gearing, ROCE and free cash flow, have also changed slightly. The previous year's figures are presented accordingly on a comparable basis. In accordance with IFRS 3 and the revised standards IAS 38 and IAS 36, goodwill is no longer amortized as scheduled, but is subject to an annual impairment test. In the same period of the previous year, scheduled goodwill amortization of EUR 16.3 million was recorded for continuing operations in the income statement.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as the parent company. As of the balance sheet date, 160 companies are fully consolidated and 3 equity interests are accounted for using the equity method. The sale of our Electronic Chemicals business closed in mid-April. The proceeds from this disposal amounted to EUR 270 million. The sale led to the deconsolidation of 10 fully consolidated interests and one interest accounted for using the equity method.

Disposal of business areas

In the second quarter of 2004, Merck sold its Laboratory Distribution business sector. This segment was reported under discontinuing operations in 2004. The income statement has been prepared in line with this presentation for comparisons with the previous year: sales, expenses and earnings before interest and tax (EBIT) are presented for continuing operations. The contribution of the Laboratory Distribution business sector to the operating result is reported separately. The items below the EBIT line are thus representative of the Merck Group in the previous year, including Laboratory Distribution.

The sale of the Electronic Chemicals business is not reported under discontinuing operations within the meaning of IAS. With the sale in the second quarter, Electronic Chemicals and the remaining contract manufacturing were reclassified to the segment "Corporate and Other". The figures for the Chemicals business sector are therefore reported on a comparable basis excluding Electronic Chemicals.

Notes to the financial position and results of operations

As of June 30, 2005, total assets amount to EUR 6,405.3 million, which represents an increase of 12% over December 31, 2004. In addition to the increase in working capital, cash and cash equivalents also rose following the sale of our EC business. The balance sheet ratios have improved further: the equity ratio is 51.7%, compared to 50.6% as of December 31, 2004. Gearing (ratio of net debt and pension provisions to net equity) is 0.21 as of the balance sheet date (previous year 0.30).

Sales in the second quarter amounted to EUR 1,482.4 million, corresponding to an increase of 8.6% year on year. Almost all divisions contributed to this. Adjusted for currency effects and the effects of acquisitions and disposals, organic growth amounts to 11%. The operating result increased in the same period by 15% to EUR 202.9 million. Worthy of particular mention here is the continued good performance of the Ethicals and Generics divisions. More details on the development of the sales and results of the individual divisions can be found in the section entitled "Business sectors" on pages 11–22 of this Interim Report. Exceptional items in the second quarter include the gains on

the disposal of the Electronic Chemicals business of EUR 138.7 million, as well as minor adjustments to existing exceptional items. Due to the gains on the disposal of VWR and BioMer, which were reported in 2004 as exceptional items, the profit after tax of EUR 252.1 million was lower than in the year-ago quarter; however in the comparable presentation excluding exceptional items, profit after tax increased by 27.5%. Excluding exceptional items, the tax rate is 33.4% in the second quarter, compared to 38.8% the previous year.

Free cash flow amounts to EUR 293.3 million. It includes net cash inflows of EUR 235.1 million from the sale of the Electronic Chemicals business. In the comparison with the previous year, it should be noted that the proceeds from the sale of VWR were received in the second quarter of 2004.

General information on subscription rights of executive body members and employees

Within the scope of the stock option program approved by Merck's Annual General Meeting in 2000, senior executives hold 178,600 Merck KGaA stock options as of the balance sheet date. Additional information on the stock option program can be found in our Annual Report.

Related party disclosures

As of June 30, 2005, the liabilities of Merck KGaA and Merck & Cie, Altdorf, due to E. Merck OHG amounted to EUR 281.6 million. In addition, as of June 30, 2005, Merck KGaA had receivables of EUR 0.1 million due from E. Merck OHG. The balances result from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG, and from the granting of loans. The net amounts are subject to standard market interest rates.

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

Oncology | Targeted cancer therapy: Erbitux® (colorectal cancer)

CardioMetabolic Care |
Cardiovascular: Concor® product family
Type 2 diabetes: Glucophage® product family
Dyslipidemia: Niaspan®
Thyroid preparations: Euthyrox®

Other indication areas |
Alcoholism: Campral®
Hormone replacement therapy: Lutenyl®, Fem7®

Generics

Off-patent, low-price drugs for several indications
Respiratory diseases and allergies: EpiPen®, DuoNeb®

Consumer Health Care

Vitamins, minerals, supplements: Femibion®, Cebion®, Bion®3
Cold remedies: Nasivin®, Sedalmerck®, ...
Natural remedies: Seven Seas®, Kytta®, Mediflor®, ...

Chemicals business sector

Liquid Crystals

Components (LCs, ITO glass ...) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones ...

Pigments

Effect pigments: Iriodin®, Colorstream®, Xirallic®, ... raw materials and active substances for cosmetics: Eusolex®, Ectoin®, ... vapor-deposition chemicals: Patinal®, ...

Life Science & Analytics

Products and services for the entire process chain of drug development and manufacture, e.g. for chromatography: Chromolith®, reagents and test kits for industry, the research laboratory and environmental analysis



Merck KGaA
Corporate Communications
64271 Darmstadt
Germany
E-mail: corpcom@merck.de

www.merck.de

W.840463
070705

MERCK

Interim Report | 3rd Quarter 2005



» Excellent business development «

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

Oncology | Targeted cancer therapy: Erbitux® (colorectal cancer)

CardioMetabolic Care |
Cardiovascular: Concor® product family
Type 2 diabetes: Glucophage® product family
Dyslipidemia: Niaspan®
Thyroid medicines: Euthyrox®

Other indication areas |
Alcoholism: Campral®
Hormone replacement therapy: Lutenyl®, Fem7®

Generics

Off-patent, affordable drugs for several indications
Respiratory diseases and allergies: EpiPen®, DuoNeb®

Consumer Health Care

Vitamins, minerals, supplements: Femibion®, Cebion®, Bion®3
Cold remedies: Nasivin®, Sedalmerck®
Natural remedies: Seven Seas®, Kytta®, Mediflor®

Chemicals business sector

Liquid Crystals

Components (LCs, ITO glass) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones

Pigments

Effect pigments: Iriodin®, Colorstream®, Xirallic®
Raw materials and active ingredients for cosmetics: Eusolex®, Ectoin®
Vapor-deposition chemicals: Patinal®

Life Science & Analytics

Products and services for the entire process chain of drug development and manufacture, e.g. for chromatography: Chromolith®
Reagents and test kits for industry, the research laboratory and environmental analysis

Cover photo:
Seoul, Korea | Employee Sophia K. Jeon uses her mobile phone to take a photo of herself and her colleague Dong-Kyu Yoon in front of Kyungbok Palace. Thanks to the color displays in modern mobile telephones, the photos that can be viewed and sent are of a high quality.

3rd Quarter 2005

» Merck's 3rd quarter figures reflect the Group's continued growth with the increase driven by the Ethicals and Liquid Crystals divisions

Sales: +8.8% to EUR 1,472 million*

» Results:

Operating result increases 36% to EUR 291 million*

Earnings before interest and tax (EBIT) rise 31% to EUR 277 million

Profit before tax increases 37% to EUR 267 million

Profit after tax rises 53% to EUR 185 million

» Expectations for the full year:

Aided by such innovative products as the cancer treatment Erbitux® and liquid crystals for flat-panel displays, which are performing at or above expectations, Merck is confident in predicting that full-year Group sales – excluding VWR International – should have a growth rate in the high single-digit range. The full-year operating result should improve by a double-digit rate compared to last year.

* Figures for 2004 sales and operating results shown on pages 3 through 23 of this report reflect Merck's results excluding the Laboratory Distribution business sector, VWR International, Inc., which was divested in the 2nd quarter of 2004. All other figures reflect the company's actual results including the one-time exceptional gain of EUR 292.5 million from the divestiture of VWR recorded in the 2nd quarter of 2004. Due to the new balance sheet structure (see page 28), the definitions of related key indicators such as gearing, ROCE and free cash flow have also slightly changed. The previous year's figures are presented accordingly on a comparable basis.

The Merck share

The Merck share price rose 6.3% during the 3rd quarter to EUR 70.03 on September 30, 2005, from EUR 65.87 on June 30, 2005. Germany's DAX Index rose 10.0% during the same quarter and the MDAX Index, which includes Merck, increased 12.4%. The low for the quarter of EUR 66.35 occurred on July 4. The high for the quarter, EUR 74.90, was recorded on August 2.

The Merck share compared to DAX/MDAX


160%
140%
120%
100%
80%
MDAX
DAX
Merck
Oct. 2004
Jan. 2005
April
July
Sep.

Share data[1]

	3rd Quarter 2005	2nd Quarter 2005
Earnings per share after tax and minority interest in EUR	0.95	1.30
Share price high in EUR	(Aug. 2) 74.90	(Jun. 21) 68.56
Share price low in EUR	(Jul. 4) 66.35	(Apr. 4) 56.50
Closing share price in EUR	(Sep. 30) 70.03	(Jun. 30) 65.87
Market capitalization in millions of EUR	(Sep. 30) 13,371	(Jun. 30) 12,574
Theoretical number of shares in millions[2]	190.9	190.9
Actual number of shares in millions	51.2	51.2

[1] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of EUR 133.2 million is divided into 51.2 million shares, the corresponding calculation for the general partner's capital of EUR 363.2 million leads to 139.7 million theoretical shares. The number of shares increased slightly due to stock options exercised in the 3rd quarter (see page 30).

Merck Group

Merck Group sales in the 3rd quarter rose nominally by 8.8% to EUR 1,472 million. Sales grew organically by 9.9%. Divestments, mainly of the Electronic Chemicals business in the 2nd quarter of this year, reduced sales by 2.9 percentage points.

During September, Merck entered into a co-development and co-commercialization agreement with Takeda Pharmaceutical Company of Japan for Merck's matuzumab (development code: EMD 72000), a humanized monoclonal antibody for the treatment of cancer. Under the agreement, Merck receives an up-front payment of EUR 60 million, which was booked in the 3rd quarter. In addition, Merck may receive significant milestone payments in the future.

Components of growth – Merck Group (without VWR)

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–Sep.
Organic growth	9.1	11.2	9.9	10.1
Currency effects	-1.5	0.3	1.8	0.2
Acquisitions/ divestitures	0.0	-2.9	-2.9	-2.0
Total	7.6	8.6	8.8	8.4

3rd Quarter sales by business sector totaling EUR 1.5 billion


1%
10
492
33%
66%
970
EUR million
Chemicals
Pharmaceuticals
Corporate and Other

Income of EUR 60 million from Takeda Pharmaceutcial and EUR 10 million from Organon boosted an already excellent 3rd quarter operating result to EUR 291 million, an increase of 36%. Return on sales (ROS: operating result/sales) increased to 19.7% from 15.8% while return on capital employed (ROCE) rose to 26.4% from 20.0%.

Under exceptional items, Merck made a settlement of EUR 10.0 million to resolve a dispute with an Electronic Chemicals customer. The remaining EUR 3.1 million involved legal fees.

Earnings before interest and tax (EBIT) increased 31% to EUR 277 million from the year-ago figure of EUR 212 million. Merck's financial result continued to improve, falling 35% to just EUR -11 million from an already low EUR -17 million in the year-ago quarter.

Effects of exceptional items

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %
Operating result	290.6	214.0	35.8
Exceptional items	-13.1	-2.1	–
Profit before tax before exceptional items	279.7	197.3	41.8
Income tax before exceptional items	-83.8	-75.1	11.6
Profit after tax before exceptional items	195.8	122.2	60.3
Tax rate before exceptional items	30.0%	38.1%	

3rd Quarter operating result by business sector*
totaling EUR 291 million


123
40%
60%
184
EUR million
Chemicals
Pharmaceuticals

*without sector Corporate and Other

Sales by quarter (without VWR)


2,000
1,500
1,000
500
1,283
1,381
1,365
1,482
1,353
1,472
1,339
Q I
Q II
Q III
Q IV
EUR million
2004
2005

Operating result by quarter (without VWR)


300
250
200
150
100
50
169
198
177
203
214
291
195
Q I
Q II
Q III
Q IV
EUR million
2004
2005

Profit before tax rose 37% to EUR 267 million from EUR 195 million the year before. Profit after tax increased 53% to EUR 185 million from EUR 121 million as Merck's underlying tax rate remained at a lower level, declining to 30.0% in the 3rd quarter of 2005 compared to 38.1% in the year-ago quarter.

Merck had 28,888 employees worldwide on September 30, 2005, a decrease of 0.2% from the year-ago date.

3rd Quarter sales by region totaling EUR 1.5 billion


457
31%
45%
667
EUR million
Asia, Africa, Australasia
Latin America
North America
Europe
127
9%
221
15%

Number of employees as of September 30, 2005


6,083
21%
58%
16,595
3,480
12%
2,730
9%
Asia, Africa, Australasia
Latin America
North America
Europe

Business sectors

The Pharmaceuticals business sector was responsible for about two-thirds of the Group's total sales, but both Pharmaceuticals and Chemicals contributed almost equally to the 3rd quarter increase in Group sales.

All six divisions posted sales increases, with the largest growth percentage coming from Liquid Crystals. That division's already impressive 34% organic sales increase was further improved by a 5.4% positive currency effect. Overall, currency effects added 1.8 percentage points to the Group's 9.9% organic sales growth rate. Divestments, mainly the sale of the Electronic Chemicals business during the 2nd quarter of 2005, reduced sales by 2.9 percentage points.

Components of growth in the 3rd quarter

Change in sales compared to last year in %

	Pharma-ceuticals	Chemicals	Corporate and Other	Merck Group
Organic growth	7.6	16.6	-2.2	9.9
Currency effects	1.3	3.0	0.1	1.8
Acquisitions/ divestitures	0.2	-0.2	-78.5	-2.9
Total	9.1	19.4	-80.6	8.8

Sales analysis for the 3rd quarter


In %
20
0
-20
-40
-60
-80
Organic growth
Currency effects
Acquisitions/ divestitures
Pharma-ceuticals
Chemicals
Corporate and Other
Merck Group

Pharmaceuticals business sector

The Pharmaceuticals business sector contributed nearly two-thirds of the Group's sales and 60%* of the operating result in the 3rd quarter.

Sales rose 9.1% to EUR 970 million in the 3rd quarter from EUR 889 million in the year-ago quarter, with all three divisions contributing to the increase. As a comparison, sales in key global pharmaceutical markets grew 5% (August 2004 – July 2005) and are expected to grow at 6–9% until 2009, according to IMS Health.

The Pharmaceuticals operating result jumped 32% to EUR 184 million in the 3rd quarter from EUR 140 million in the year-ago quarter as the Ethicals and Consumer Health Care divisions produced outstanding increases in their respective operating results, with sales outpacing expenses.

The gross margin for Pharmaceuticals continued to improve, this quarter by 7.8%, largely due to Ethicals. The improved free cash flow can be attributed mainly to the Generics division.

Return on sales (ROS) for the Pharmaceuticals business sector rose to 19.0% in the 3rd quarter of this year from 15.8% in the year-ago quarter. Return on capital employed (ROCE) increased to 29.9% from 23.7%. Both these substantial improvements were largely due to the EUR 60 million up-front payment from Takeda Pharmaceutical but also to the good results by the Ethicals and Consumer Health Care divisions.

Pharmaceuticals __ Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	970.1	889.2	9.1	2,864.6	2,559.0	11.9
Gross margin	594.9	551.8	7.8	1,789.0	1,572.4	13.8
R&D	141.1	121.7	16.0	421.4	386.0	9.2
Operating result	184.3	140.1	31.5	386.9	263.1	47.0
Exceptional items	–3.0	–2.1	41.9	–6.0	40.3	–
Free cash flow	170.1	107.3	58.5	273.5	394.8	–30.7
ROS in %	19.0	15.8		13.5	10.3	
ROCE in %	29.9	23.7		21.3	14.2	

*without sector Corporate and Other

Ethicals

Ethicals division sales increased 12% to EUR 441 million in the 3rd quarter from EUR 393 million in the year-ago quarter. This division accounts for 45% of Pharmaceuticals sales and 30% of total Merck Group sales. In terms of sales, Ethicals was Merck's largest division in the 3rd quarter. Erbitux®, Merck's new cancer treatment, once again was the division's key driver of sales growth in the quarter.

Erbitux® sales in the 3rd quarter amounted to EUR 59 million, a 15% increase compared to sales of EUR 52 million in the 2nd quarter of 2005. Merck launched Erbitux® in the European Union in July 2004 and now has marketing authorization for Erbitux® in 45 countries around the world, with Bulgaria, Guatemala, Panama, Ecuador, the Philippines and Malaysia joining the growing list during the 3rd quarter.

Merck continues its efforts to expand the indicated uses of Erbitux®. For example, four large Phase III trials – two for earlier stages of colorectal cancer, one for non-small-cell lung cancer and one for head and neck cancer – are underway. In addition, Merck applied in August to the European Medicines Agency (EMEA) and Swissmedic to extend the use of Erbitux® for the treatment of squamous cell carcinoma of the head and neck (SCCHN).

Total sales for the beta-blocker bisoprolol, including the branded Concor® products, mainly Lodoz® and Concor®COR, increased 16% to EUR 83 million in the 3rd quarter. This steady growth is largely due to efficient life-cycle management. This includes the landmark study

Ethicals __ Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	441.3	392.9	12.3	1,273.7	1,110.6	14.7
Gross margin	329.4	290.5	13.4	948.9	831.9	14.1
R&D	108.5	93.1	16.6	319.0	307.5	3.8
Operating result	99.2	62.3	59.3	156.4	73.7	112.3
Exceptional items	–	-	-	–	46.7	-
Free cash flow	71.7	70.9	1.1	60.9	295.2	-79.4
ROS in %	22.5	15.9		12.3	6.6	
ROCE in %	34.5	21.7		18.3	7.9	

CIBIS III, whose results were published in the 3rd quarter. The study proved that beginning chronic heart failure treatment with Concor®COR is clinically as beneficial as starting with the more commonly prescribed enalapril. The bisoprolol group remains the top-selling family of products for the Ethicals division.

Sales of the Glucophage® (metformin) family of oral antidiabetic products decreased 15% to EUR 68 million in the 3rd quarter, in line with expectations. Sales of Glucovance® (metformin and glibenclamide) increased 65% but could not compensate for the generic competition challenging Glucophage®.

Sales of thyroid medicines such as Euthyrox® increased 13% to EUR 28 million in the 3rd quarter. Merck remains the market leader in Europe and Latin America for thyroid treatments and is number three worldwide. Euthyrox®, for example, is used by a total of 7 million patients with hypothyroidism in more than 60 countries.

The Ethicals operating result increased 59% to EUR 99 million in the 3rd quarter of 2005. In addition to the favorable sales development of the division, an up-front payment from Takeda Pharmaceutical of EUR 60 million for co-development and co-commercialization rights to the cancer treatment matuzumab (EMD 72000) contributed to this excellent operating result. This humanized monoclonal antibody currently is in Phase II clinical trials for the treatment of non-small-cell lung, gastric and colorectal cancers.

The EUR 10 million up-front payment for the licensing of Merck's oral contraceptive EMM 310066 to Organon announced in May was also booked in the 3rd quarter.

Research and development expenses rose 17% to EUR 109 million due to the high costs of clinical trials, mainly for oncology products.

Along with sales and the operating result, ROS and ROCE continued to improve significantly. ROS jumped to 22.5% from 15.9% in the 3rd quarter of last year. ROCE rose to 34.5% from 21.7%.

Generics

Generics sales rose 6.1% in the 3rd quarter to EUR 435 million compared to EUR 410 million in the year-ago quarter.

Again in this quarter, good performances by Generics businesses throughout Europe led to a solid double-digit sales growth rate for the region, with businesses in the Netherlands, Portugal and France reporting especially strong sales growth. Italy again posted a double-digit sales growth rate. In the United Kingdom's highly competitive market, Generics recorded sales growth of 23%.

In the United States, sales of Dey, Inc. jumped 29% on the success of DuoNeb®, the unit-dose inhaler for the treatment of chronic obstructive pulmonary disease (COPD), and EpiPen®, an emergency auto-injector for the treatment of (anaphylactic) allergic reactions.

Sales at the Canadian subsidiary Genpharm, Inc. declined due to aggressive competition as well as intense price pressure in the generics markets in Canada and the United States. In order to gain direct access to the United States market, Merck established a new generic pharmaceuticals business, Genpharm L.P., in New York during the 3rd quarter.

Research and development costs rose 17% to EUR 30 million as Merck Generics continues to invest in portfolio expansion and development of higher-margin value-added generic products with specialized dosage forms and drug-delivery

Generics __ Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	434.9	410.1	6.1	1,312.7	1,184.6	10.8
Gross margin	205.5	204.5	0.5	659.6	566.3	16.5
R&D	30.4	26.0	16.9	95.3	71.8	32.7
Operating result	70.1	67.1	4.5	192.8	158.8	21.4
Exceptional items	-3.0	-2.1	41.9	-6.0	-6.3	-4.7
Free cash flow	79.7	17.5	355.7	186.2	61.0	205.4
ROS in %	16.1	16.4		14.7	13.4	
ROCE in %	27.3	28.9		25.5	22.8	

systems. Despite this increase, the division's operating result rose 4.5% to EUR 70 million.

In the 3rd quarter, free cash flow improved significantly compared to the year-ago figure, which was unusually low due to the purchase of NM Pharma in Scandinavia.

Consumer Health Care

The Consumer Health Care division's sales increased 8.9% to EUR 94 million in the 3rd quarter, driven by demand for its most popular brands. The Bion®3 line of probiotic vitamin preparations generated excellent sales in Europe, especially in the United Kingdom, France and Belgium.

The omega-3 (cod liver oil) dietary supplements under the brand names Seven Seas® for adults and Haliborange® for children remain top sellers in the United Kingdom. In September, the division announced plans to launch its successful Seven Seas® joint care products in the large Asian markets of Hong Kong, Singapore, Malaysia, Taiwan, Indonesia and Thailand.

Merck Médication Familiale in France successful launched the new skin care products Exfoliac® for oily and acne skin and Iklen® depigmentation cream. Cebion® vitamin products are doing exceptionally well in Colombia and strong promotional activities for major brands resulted in a 28% increase in sales in South Africa.

In spite of higher marketing and sales costs, such as for the launches of Seven Seas® products in Asia and new skin care products in France, the operating result for Consumer Health Care jumped 39% in the 3rd quarter to EUR 15 million. This was due mainly to improved sales and lower pension costs in the United Kingdom.

The ROS improved to 15.9% compared to 12.5% and ROCE rose to 20.6% from 15.1%, both due to the much higher operating result.

Consumer Health Care __ Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	93.8	86.2	8.9	278.1	263.8	5.4
Gross margin	60.1	56.9	5.6	180.5	174.2	3.7
R&D	2.2	2.6	−13.9	7.1	6.7	6.4
Operating result	15.0	10.7	39.4	37.7	30.7	23.0
Free cash flow	18.7	19.0	−1.1	26.4	38.6	−31.6
ROS in %	15.9	12.5		13.6	11.6	
ROCE in %	20.6	15.1		17.9	14.2	

Chemicals business sector

The Chemicals business sector contributed one-third to sales and 40%* to the Group operating result in the 3rd quarter.

Chemicals sales increased 19% to EUR 492 million in the 3rd quarter with all three divisions – especially Liquid Crystals – making positive contributions. As Merck produces specialty chemicals for growth industries, its healthy sales increase does not mirror the overall picture for German chemical companies. According to the German Chemical Industry Association (VCI), sales of chemicals by German companies are expected to grow by about 4.5% in 2005.

Merck's investment in Chemicals research and development rose 40% to EUR 35 million during the quarter, largely due to a 50% jump in R&D spending by the Liquid Crystals division but also double-digit increases by the Pigments and Life Science & Analytics divisions. This reflects Merck's commitment to developing the most innovative products for its customers.

Despite these higher R&D costs, the Chemicals operating result rose 44% to EUR 123 million in the 3rd quarter, spurred by exceptionally strong performances from all three divisions.

As a result, the ROS increased to 24.9% from 20.7% in the year-ago quarter. The ROCE improved significantly to 26.4% compared to 19.5% in the 3rd quarter of 2004.

Chemicals__Key figures**

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	491.8	411.8	19.4	1,404.4	1,288.5	9.0
Gross margin	265.2	215.7	23.0	766.8	712.6	7.6
R&D	35.2	25.2	39.6	96.7	75.7	27.6
Operating result	122.6	85.3	43.8	346.9	323.3	7.3
Free cash flow	133.6	146.3	-8.7	268.5	358.9	-25.2
ROS in %	24.9	20.7		24.7	25.1	
ROCE in %	26.4	19.5		26.0	25.1	

* without sector Corporate and Other

** The sale of Merck's Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, was completed on April 15. As of the 2nd quarter of this year, results for the Electronic Chemicals division are being booked under the segment Corporate and Other. Figures for the Chemicals business sector have been adjusted accordingly.

Improving the original

An increasing number of patent expirations of blockbuster drugs and growing political support for more favorably priced medicines are driving the dynamic growth of the generic pharmaceuticals market. In the 3rd quarter of 2005, Merck solidified and expanded its strong position in this hotly contested market. To gain direct access to customers in the United States, the world's largest pharmaceutical market, Merck KGaA established a generics business, Genpharm, L.P., in New York in August 2005. The September acquisition of Prasfarma, which specializes in oncology treatments in Spain, is part of Merck's efforts to expand in the fast-growing generic medicines markets of southern Europe.



Well advised on generics: Pharmacist Thierry Savoyat talks to Gaelle Boillot, a sales representative from Merck Génériques, the market leader in France, about affordable drugs. The French government firmly supports the use of generics.

Merck's strength: Value-added branded generics

Merck is currently the world's third-largest supplier of generic medicines. Merck Generics is represented in 90 countries and offers several hundred drug molecules for nearly all important therapeutic areas. To sustain its success in the generic drugs market, Merck plans to increase its focus on value-added branded generics, particularly innovative dosage forms and drug-delivery systems. An important element of this strategy is the establishment of the new Respiratory business field. Respiratory has already gained marketing authorizations for its single-dose, dry-powder devices Budesonide Clickhaler® (asthma) and Formoterol Clickhaler® (asthma and COPD) in a number of European markets. In the United States, Dey, Inc. is Merck Generics' specialty pharmaceutical company focused on prescription drugs for the treatment of respiratory diseases and respiratory-related allergies.

Liquid Crystals

Sales by the Liquid Crystals division jumped 40% to a record EUR 199 million in the 3rd quarter compared to the year-ago quarter. This increase included a currency impact of +5.4%. Compared to the 2nd quarter of this year, 3rd quarter sales were up 8.6%, indicating the liquid crystal display (LCD) market has picked up significantly.

The growth engine for the LCD industry is now flat-screen televisions, with manufacturers attempting to shift customer preference to large-screen models. This new trend to bigger LCD-TVs undoubtedly had a positive effect on Merck's 3rd quarter liquid crystals sales. Likewise, higher demand for LCD monitors and smaller LCD applications such as mobile telephones, cameras and MP3 players added to the division's excellent 3rd quarter results.

Despite a 50% jump in research and development expenses and continued ramping-up of the new production facility in Darmstadt, the division's 3rd quarter operating result improved by 34% to EUR 92 million – also a record. ROS declined slightly year-on-year but was still at a very good 46.4%, well above the 42.7% in the previous quarter.

Liquid Crystals – Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	198.7	142.1	39.8	527.7	444.5	18.7
Gross margin	126.6	87.7	44.3	333.6	286.5	16.4
R&D	18.3	12.2	50.2	50.8	33.7	50.8
Operating result	92.2	68.8	34.0	238.7	229.3	4.1
Free cash flow	59.3	72.6	–18.3	115.8	204.2	–43.3
ROS in %	46.4	48.4		45.2	51.6	
ROCE in %	49.7	48.0		47.9	56.8	

Pigments

Sales of the Pigments division increased 6.1% to EUR 85 million compared to the year-ago quarter. This growth mainly stemmed from Asia, where sales rose 11%, and Europe, where sales were up 5.7%, and was supported by strong demand for pigments for cosmetics and automotive paints. North American sales remained at last year's level, as the automotive coatings business there has been partially relocated from the United States to Mexico.

Cosmetics Pigments recovered with a 6.2% increase in the 3rd quarter compared to the year-ago quarter as improved demand for the newer Xirona® multicolored pigments and Ronastar® high-luster pigments more than compensated for lower demand of traditional cosmetics pigments. The Cosmetics Actives business field grew by 8.3% with good sales of active ingredients and the new dihydroxyacetone (DHA) self-tanning agent used in sprays and creams.

Sales of Industrial Pigments rose 3.6% on improved demand for functional pigments such as Solarflair™ for greenhouse shading, and also for Xirallic® high-luster effect pigments and Colorstream® optical-variable pigments.

Research and development investments rose 22% to EUR 8.8 million, but this increase was more than offset by lower selling and administrative expenses. The Pigments division's operating result improved to EUR 11 million compared to the year-ago quarter. With an improved operating result, the ROS rose to 12.8% from 8.4% in the year-ago quarter.

Pigments_Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	85.4	80.5	6.1	255.8	252.2	1.4
Gross margin	43.9	42.1	4.3	135.6	140.2	-3.3
R&D	8.8	7.2	22.4	23.8	21.9	8.6
Operating result	10.9	6.8	60.8	37.1	39.8	-6.8
Free cash flow	22.6	24.2	-6.5	46.3	58.4	-20.8
ROS in %	12.8	8.4		14.5	15.8	
ROCE in %	10.0	6.1		11.5	11.9	

Life Science & Analytics

Life Science & Analytics increased its sales by 9.8% in the 3rd quarter to EUR 208 million. The division's already strong market position in Latin America continued to expand in the 3rd quarter resulting in a sales growth rate of 39%. And once again, the folinate business in Switzerland achieved outstanding results. Asia – especially China, Japan and Thailand – continued to perform well.

Within the division's product portfolio, food and environmental tests as well as customized products generated above-average sales figures.

The operating result doubled to EUR 20 million from EUR 9.7 million in the year-ago quarter due to continuing cost controls and synergy effects from the combination in January 2004 of the former divisions of Life Science Products and Analytics & Reagents. This is also reflected in significantly improved rates for the ROS and ROCE.

Life Science & Analytics__Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	207.7	189.2	9.8	620.9	591.8	4.9
Gross margin	94.7	85.8	10.4	297.7	285.9	4.1
R & D	8.0	5.8	38.8	22.0	20.1	9.4
Operating result	19.5	9.7	101.6	71.1	54.1	- 31.4
Free cash flow	51.7	49.5	4.4	106.5	96.3	10.5
ROS in %	9.4	5.1		11.4	9.1	
ROCE in %	11.5	5.3		13.8	9.8	

Corporate and Other

The sector Corporate and Other includes corporate overhead costs incurred by Group holding companies, taxes, and other items that are not allocated to specific divisions.

In order to enhance the comparability of the Chemicals business sector, figures reported under the Electronic Chemicals division in the previous and current years have been reclassified to the sector Corporate and Other. Thus, an amount of EUR 10.0 million to settle a dispute with an Electronic Chemicals customer was recorded under this sector's exceptional items. The Electronic Chemicals business was divested during the 2nd quarter of this year.

Corporate and Other__Key figures

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	10.0	51.8	–80.6	66.1	153.2	–56.8
Gross margin	1.1	15.4	–92.6	15.2	43.7	–65.3
R&D	0.0	1.2	–	1.3	3.6	–64.5
Operating result	–16.3	–11.3	43.9	–42.2	–26.4	60.0
Exceptional items	–10.0	–	–	128.6	–	–
Free cash flow	–115.2	–68.7	67.8	–37.4	–171.2	–78.2

Outlook

Merck stated already in its 2004 Annual Report, published in February, that it was "expecting all divisions of its Pharmaceuticals and Chemicals business sectors to continue to perform well in 2005." That has indeed happened. In the first nine months of this year sales were up 8.4% and the operating result jumped 23% compared to the year-ago period (excluding VWR International).

This is because Merck remains committed to producing innovative, high-margin products such as the cancer treatment Erbitux® and liquid crystals. The Group also is diligent in taking advantage of opportunities to optimize returns on valuable assets, which in the 3rd quarter led to the partnership with Takeda Pharmaceutical for the co-development and co-marketing of Merck's cancer treatment matuzumab (development code: EMD 72000).

Erbitux® is developing ahead of plan and now has approval in 45 countries in Merck's marketing territory. Merck's 3rd quarter sales of Erbitux® reached EUR 59 million and nine-month sales totaled EUR 153 million, leading the company to expect that full-year sales should exceed EUR 200 million.

Merck continues to develop the potential of Erbitux®. As announced, the company applied during the 3rd quarter for approval of Erbitux® for the treatment of head and neck cancer in the European Union and Switzerland. In addition, large Phase III clinical trials for Erbitux® are underway, which, if successful, could expand its use to first- and second-line treatments for colorectal cancer and to other types of cancer.

As expected, the sales growth rate of the Liquid Crystals division picked up in the 3rd quarter and recent public statements by leading LCD manufacturers would indicate that this trend should continue for at least the next several months. The division's 2nd quarter return on sales did not quite meet the very high expectations set for it but ROS for the 3rd quarter is moving in the right direction.

Merck Generics took several steps during the 3rd quarter to position itself for future growth. For example, it established an international respiratory medicines business field to consolidate its expertise in this growing therapeutic area. It also established a generics business, Genpharm L.P., in the United States to access the world's largest pharmaceuticals market. While making strategic plans for the future, Merck Generics is always ready to take advantage of one-off opportunities, such as the agreement made in October to be the exclusive distributor of the generic version of Forest Laboratories blockbuster antidepressant Lexapro®.

Merck expects its positive business development trend to continue. In June, the company raised its mid-term financial targets to better reflect this trend. The ROS target increased to 20% from 15% and the ROCE target rose to 25% from 15%. Merck emphasized at the time that these were mid-term targets and not a guidance. However, influenced by one-time effects, 3rd quarter ROS at 19.7% nearly reached the new target and ROCE at 26.4% exceeded it.

Merck is upgrading its guidance for the full year – the company is confident that sales for the Group, excluding VWR International, should have a growth rate in the high single-digit range. The full-year operating result should improve by a double-digit rate compared to last year.

Darmstadt, October 25, 2005

Interim financial statements as of September 30, 2005

Balance sheet

	Sep. 30, 2005 EUR million	Dec. 31, 2004 EUR million	Change in %
Current assets			
Cash and cash equivalents	873.6	326.0	168.0
Marketable securities	72.1	49.5	45.7
Trade receivables	1,133.6	960.9	18.0
Inventories	1,112.8	1,023.2	8.8
Other current assets	216.9	152.6	42.1
Tax receivables	126.1	100.1	26.0
	3,535.1	2,612.3	35.3
Non-current assets			
Intangible assets	993.8	949.0	4.7
Property, plant and equipment	1,825.4	1,856.3	-1.7
Investments at equity	41.9	41.4	1.3
Non-current financial assets	45.7	79.0	-42.2
Other non-current assets	11.7	9.9	17.3
Deferred tax assets	183.5	174.2	5.3
	3,102.0	3,109.8	-0.3
Total assets	6,637.1	5,722.1	16.0
Current liabilities			
Current financial liabilities	314.1	101.5	209.7
Trade payables	571.5	504.3	13.3
Other current liabilities	384.7	447.7	-14.1
Tax liabilities	216.0	167.8	28.7
Current provisions	211.4	224.1	-5.6
	1,697.7	1,445.4	17.5
Non-current liabilities			
Non-current financial liabilities	194.8	216.2	-9.9
Other non-current liabilities	8.4	8.1	2.7
Non-current provisions	223.6	180.7	23.7
Pensions/post-employment benefits	960.1	931.1	3.1
Deferred tax liabilities	48.3	45.8	5.3
	1,435.2	1,381.9	3.9
Equity			
Equity capital	496.4	494.7	0.3
Reserves and retained earnings	2,957.4	2,358.2	25.4
Minority interest	50.4	41.9	20.3
	3,504.2	2,894.8	21.1
Total liabilities and shareholders' equity	6,637.1	5,722.1	16.0

Income statement

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Sales	1,471.9	1,352.8	8.8	4,335.1	4,520.5	–4.1
Sales of discontinuing operations (Laboratory Distribution)		–	–		–582.3	–
Intragroup sales (Lab. Distribution)		–	–		62.5	–
Sales of continuing operations	1,471.9	1,352.8	8.8	4,335.1	4,000.7	8.4
Cost of sales	–610.6	–569.9	7.2	–1,764.1	–1,672.0	5.5
Gross margin	861.3	782.9	10.0	2,571.1	2,328.7	10.4
Marketing and selling expenses	–348.0	–326.9	6.5	–1,046.7	–980.1	6.8
Administration expenses	–89.9	–80.5	11.6	–255.9	–241.2	6.1
Other operating income and expenses	–33.0	–42.0	–21.6	–147.8	–121.2	21.9
Research and development	–176.4	–148.1	19.1	–519.4	–465.4	11.6
Patent and license revenues	76.8	44.9	70.9	89.5	86.8	3.2
Investment result	0.2	0.1	–	0.6	2.8	–76.6
Amortization of goodwill		–16.3	–		–50.4	–
Operating result (continuing operations)	290.6	214.0	35.8	691.6	560.0	23.5
Exceptional items	–13.1	–2.1	–	122.6	40.3	204.1
Earnings before interest and tax (EBIT) (continuing operations)	277.4	211.9	30.9	814.2	600.4	35.6
Operating result (discontinuing operations (Lab. Distribution)		–	–		21.3	–
Exceptional items (gain from disposal of Laboratory Distribution)		–	–		292.5	–
Earnings before interest and tax (EBIT)	277.4	211.9	30.9	814.2	914.1	–10.9
Financial result	–10.9	–16.8	–34.9	–48.1	–61.7	–22.1
Profit before tax	266.5	195.2	36.6	766.1	852.4	–10.1
Income tax	–81.4	–74.3	9.6	–206.9	–265.5	–22.0
Profit after tax	185.1	120.8	53.2	559.1	586.9	–4.7
Minority interest	–3.6	–5.2	–31.6	–9.7	–9.8	–1.0
Net profit after minority interest	181.5	115.6	57.0	549.4	577.1	–4.8
Earnings per share EUR	0.95	0.61	55.7	2.88	3.04	–5.3

Cash flow statement

EUR million	2005	2004
Cash and cash equivalents as of January 1	326.0	253.8
Net cash flows from operating activities	499.8	511.4
Net cash flows from investing activities	4.8	1,404.2
Free cash flow	504.6	1,915.6
thereof discontinuing operations (incl. revenue from disposal of Laboratory Distribution)	[illegible]	40.7
Net cash flows from financing activities	30.5	-1,680.8
Exchange rate movements/ changes in companies consolidated	12.5	-82.8
Cash and cash equivalents as of September 30	873.6	405.8

Statement of changes in net equity

– including minority interest –

EUR million	2005	2004
Balance as of January 1	2,894.8	2,362.8
Profit after tax	559.1	586.9
Dividend payments to shareholders of Merck KGaA	-51.1	-39.6
Profits transfer by Merck & Cie to E. Merck	-25.9	-19.9
Profits transfer by Merck KGaA to E. Merck	-9.1	-210.9
Profits transfer by E. Merck to Merck KGaA	1.5	1.5
Dividend payments to other minority shareholders of the Merck Group	-6.6	-5.4
Appropriation to retained earnings/ profit brought forward by E. Merck	-1.4	-
Stock-based compensation	23.1	22.7
Currency translation difference	135.4	91.7
Fair market valuation acc. to IAS 39	-15.9	2.2
Changes in companies consolidated/other	0.3	0.4
Balance as of September 30	3,504.2	2,792.4

Segment reporting

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Pharmaceuticals						
Sales	970.1	889.2	9.1	2,864.6	2,559.0	11.9
Operating result	184.3	140.1	31.5	386.9	263.1	47.0
Ethicals						
Sales	441.3	392.9	12.3	1,273.7	1,110.6	14.7
Operating result	99.2	62.3	59.3	156.4	73.7	112.3
Generics						
Sales	434.9	410.1	6.1	1,312.7	1,184.6	10.8
Operating result	70.1	67.1	4.5	192.8	158.8	21.4
Consumer Health Care						
Sales	93.8	86.2	8.9	278.1	263.8	5.4
Operating result	15.0	10.7	39.4	37.7	30.7	23.0
Chemicals						
Sales	491.8	411.8	19.4	1,404.4	1,288.5	9.0
Operating result	122.6	85.3	43.8	346.9	323.3	7.3
Liquid Crystals						
Sales	198.7	142.1	39.8	527.7	444.5	18.7
Operating result	92.2	68.8	34.0	238.7	229.3	4.1
Pigments						
Sales	85.4	80.5	6.1	255.8	252.2	1.4
Operating result	10.9	6.8	60.8	37.1	39.8	-6.8
Life Science & Analytics						
Sales	207.7	189.2	9.8	620.9	591.8	4.9
Operating result	19.5	9.7	101.6	71.1	54.1	31.4
Corporate and Other						
Sales	10.0	51.8	-80.6	66.1	153.2	-56.8
Operating result	-16.3	-11.3	43.9	-42.2	-26.4	60.0
Discontinuing operations (Laboratory Distribution)						
Sales		–	–		582.3	–
Intragroup sales		–	–		-62.5	–
Operating result		–	–		21.3	–
Merck Group						
Sales	1,471.9	1,352.8	8.8	4,335.1	4,520.5	-4.1
Sales (continuing operations)	1,471.9	1,352.8	8.8	4,335.1	4,000.7	8.4
Operating result	290.6	214.0	35.8	691.6	581.3	19.0
Operating result (continuing operations)	290.6	214.0	35.8	691.6	560.0	23.5

Other key figures of the Merck Group

EUR million	3rd Quarter 2005	3rd Quarter 2004	Change in %	Jan.–Sep. 2005	Jan.–Sep. 2004	Change in %
Free cash flow (without VWR)	188.4	185.0	1.9	504.6	582.5	–13.4
Investments in property, plant and equipment (without VWR)	60.5	51.4	17.8	169.0	148.1	14.1
No. of employees as of September 30 (without VWR)				28,888	28,942	–0.2

Notes to the interim financial statements

Accounting policies

Like the annual financial statements, the quarterly financial statements of the Merck Group have been prepared in accordance with the financial reporting standards of the International Accounting Standards Board (IASB), London. The same accounting policies apply as for the 2004 annual financial statements. The notes to the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group have been prepared in accordance with the interim financial reporting standards set forth by IAS 34.

Merck has applied IAS 1 Revised since January 1, 2005, and structures its balance sheet according to the maturity of assets and liabilities. With the implementation of the new standard, the definitions of individual items in the balance sheet and of the respective balance-sheet-related key indicators, such as gearing, ROCE and free cash flow, have also changed slightly. The previous year's figures are presented accordingly on a comparable basis. In accordance with IFRS 3 and the revised standards IAS 38 and IAS 36, goodwill is no longer amortized, but is subject to an annual impairment test. In the same period of the previous year, goodwill amortization of EUR 16.3 million was recorded for continuing operations in the income statement.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as the parent company. As of the balance sheet date, 166 companies are fully consolidated and 5 equity interests are accounted for using the equity method.

Disposal of business areas

In the second quarter of 2004, Merck sold its Laboratory Distribution business sector. This segment was reported under discontinuing operations in 2004. By contrast, the divestment of the Electronic Chemicals (EC) business in the second quarter of this year is not reported under discontinuing operations within the meaning of IFRS. With the sale, the remaining contract manufacture as well as the previous year's figures have been reclassified to the segment "Corporate and Other". The figures for the Chemicals business sector are thus comparably stated without the EC business.

Notes to the financial position and results of operations

The total assets of the Merck Group amount to EUR 6,637.1 million as of the balance sheet date. This represents an increase of 16% over December 31, 2004. In addition to the increase in working capital, cash and cash equivalents also rose considerably following the sale of our EC business. The equity ratio is 52.8%, compared to 50.6% as of December 31, 2004. Gearing (ratio of net debt and pension provisions to net equity) is 0.15 as of the balance sheet date (previous year: 0.30).

Sales totaled EUR 1,471.9 million in the third quarter of 2005. This corresponds to an increase of 8.8% over the previous-year period. Adjusted for the impact of currency and acquisitions, organic growth amounted to 9.9%. All the divisions contributed to this; the development in the Ethicals and Liquid Crystals divisions was especially pleasing. The operating result increased during the same period by 36% to EUR 290.6 million. This includes an up-front payment of EUR 60 million, which Merck received pursuant to the agreement with Takeda Pharmaceutical of Japan to co-develop and co-market matuzumab (EMD 72000; Ethicals division). The EUR 10 million up-front payment for the licensing of Merck's oral contraceptive EMM 310066 to Organon announced in May was also booked in the 3rd quarter. Further details on the business development of the individual divisions can be found in the section entitled "Business sectors" on pages 9–21 of this Interim Report. Profit after tax amounted to EUR 185.1 million, this corresponds to an increase of 53% over the previous-year period. The tax rate was 30.6%; adjusted for exceptional items it was 30.0%.

Free cash flow amounted to EUR 188 million in the third quarter of 2005 as compared with EUR 185 million in the third quarter of 2004. Income from the cooperation agreement with Takeda Pharmaceutical (EUR 60 million) has been recorded as a receivable in the third quarter; the payment will be received in the fourth quarter of 2005.

General information on subscription rights of executive body members and employees

Within the scope of the stock option program approved by Merck's Annual General Meeting in 2000, senior executives hold 144,850 Merck KGaA stock options as of the balance sheet date. Additional information on this stock option program can be found in our Annual Report.

Related party disclosures

As of September 30, 2005, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG of EUR 259.6 million. In addition, as of September 30, 2005, Merck KGaA was owed receivables of EUR 0.1 million by E. Merck OHG. The balances result from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG, and from the granting of loans. Merck KGaA was also owed receivables of EUR 0.4 million by E. Merck Beteiligungen OHG. The net amounts are subject to standard market interest rates.

General information on staff changes in executive or supervisory bodies

E. Merck OHG has appointed Walter W. Zywottek as a General Partner and member of the Executive Board of Merck KGaA, effective September 1, 2005.

Executive Board of Merck KGaA

Prof. Dr. Bernhard Scheuble, Chairman
Dr. Michael Römer, Vice Chairman
Dr. Michael Becker
Prof. Dr. Dr. h.c. Thomas Schreckenbach
Dr. Jan Sombroek
Walter W. Zywottek

Supervisory Board of Merck KGaA

Peter Zühlsdorff, Chairman | Flavio Battisti*, Vice Chairman
Jon Baumhauer | Klaus Brauer* | Claudia Flauaus*
Michael Fletterich* | Dr. Michael Kasper*
Dr. Karl-Ludwig Kley | Albrecht Merck | Dr. Arend Oetker
Prof. Dr. Wilhelm Simson | Osman Ulusoy*

* Employee representative

Further reporting dates

February 16, 2006	Annual Report 2005
April 27, 2006	Interim Report 1st Quarter 2006
July 26, 2006	Interim Report 2nd Quarter 2006
October 24, 2006	Interim Report 3rd Quarter 2006



Merck KGaA
Corporate Communications
64271 Darmstadt
Germany
E-mail: corpcom@merck.de

www.merck.de

W.840470
071005



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-90790

January 28, 2005

Merck KGaA Sells Electronic Chemicals Business to BASF For EUR 270 Million

- **Merck EC business, with about 600 employees, will transfer to BASF.**
- **Merck to continue Darmstadt EC production for three years.**

Merck KGaA announced today that it sold its worldwide Electronic Chemicals business to BASF AG of Ludwigshafen for EUR 270 million in order to focus on its innovation-driven businesses of pharmaceuticals and chemicals. The transaction is still subject to approval by antitrust authorities and is expected to close in the second quarter. This move reflects Merck's business strategy of "focused diversification," concentrating on innovation-driven pharmaceutical and chemical businesses with long-term profitability..

The transaction includes Merck Electronic Chemicals management, technology and production facilities in Asia and Europe. Merck KGaA employees in Darmstadt, who already toll manufacture for Merck Electronic Chemicals, will remain with Merck and continue to manufacture for BASF for the next three years. Merck Electronic Chemicals has operated as a legally independent company wholly owned by Merck KGaA since January 1, 2003.

"This transaction will be positive for Merck, its EC employees and also BASF," said Prof. Thomas Schreckenbach, Merck's Executive Board Member responsible for Chemicals. "It will allow Merck to focus its resources on highly innovative chemicals such as liquid crystals, pigments and specialty reagents. Our employees will transfer to another well-respected employer. BASF's experience in electronic chemicals and in the production of large-scale wet chemicals makes it the ideal partner for this business."

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


MERCK

The electronic chemicals business sold to BASF had sales of EUR 155 million, a 16 percent increase, during the first nine months of 2004. It supplies the semiconductor industry with a complete range of ultra-pure process chemicals and also offers chip manufacturers a variety of analysis-related services. The electronic chemicals business has approximately 600 employees, who will transfer to BASF.

The divestiture includes Merck's production sites and distribution centers for electronic chemicals in Taiwan; Malaysia; China; France; Singapore, the Netherlands and Germany.

For a given period of time – at the latest until the end of 2005 – Merck and BASF will jointly manage the business in the key Taiwanese market under leadership of BASF. This is intended as a signal to both customers and employees that both parties are particularly interested in ensuring a smooth transition and development of the business. Following the end of the transition period – but by no later than the end of 2005 – Merck has the right to transfer its share in the Taiwan operations to BASF.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Ad hoc- announcement § 15 WpHG


RECEIVED
2007 JAN 19 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Merck KGaA Sells Electronic Chemicals Business to BASF

Darmstadt, Germany, January 28, 2005 - Merck KGaA announced today that it sold its worldwide Electronic Chemicals business to BASF AG of Ludwigshafen for EUR 270 million in order to focus on its innovation-driven businesses of pharmaceuticals and chemicals. The transaction is still subject to approval by antitrust authorities and is expected to close in the second quarter.

For a given period of time - at the latest until the end of 2005 - Merck and BASF will jointly manage the business in the key Taiwanese market under leadership of BASF. Following the end of the transition period Merck has the right to transfer its share in the Taiwan operations to BASF.

The electronic chemicals business sold to BASF had sales of EUR 155 million, a 16 percent increase, during the first nine months of 2004. It supplies the semiconductor industry with a complete range of ultra-pure process chemicals and also offers chip manufacturers a variety of analysis-related services. The electronic chemicals business has approximately 600 employees, who will transfer to BASF. The divestiture includes Merck's production sites and distribution centers for electronic chemicals in Taiwan; Malaysia; China; France; Singapore, the Netherlands and Germany.

Darmstadt, 28.01.2005



Investor Relations Information

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February 8, 2005

Merck KGaA Acquires Avecia's OLED and Polymer Electronics Units

Merck KGaA and Avecia of Manchester, U.K., announced today that Merck has acquired the OLED (organic light-emitting diodes) materials and the polymer electronics businesses of Avecia for EUR 50 million in cash. The transaction, which is subject to regulatory approval and approval by E. Merck OHG, is expected to be completed during the first quarter of 2005.

The acquisition includes Covion Organic Semiconductors GmbH in Frankfurt, Germany, a leader in the design, development and manufacture of high quality OLED materials. It also includes Avecia's polymer electronics research and development activities based in Manchester.

Both the Covion OLEDs and the polymer electronics activities will be integrated into Merck's Liquid Crystals Division. Approximately 100 employees in these two units will transfer to Merck upon completion of the sale.

"It is apparent that liquid crystal displays will be the dominant flat-panel technology for some years to come," Merck Chairman Bernhard Scheuble said. "During 2004, Merck further strengthened its world-market leadership position in liquid crystals, especially for the most promising high-end television applications. We see this acquisition as an opportunity to explore alternative technologies for the future, which is a prudent step for any market leader."

Jeremy Scudamore, Avecia Chief Executive Officer, said: "Merck is a leading supplier of organic materials for LCDs with an excellent infrastructure service for the flat panel

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



displays market. The company is, therefore, ideally positioned to take these new technologies forward to the next stage of their development."

While Covion is mainly focused on developing future applications for OLEDs, it also manufactures OLED materials for commercial applications. Covion had sales of approximately EUR 8 million in 2004. It was formed in 1999 by Avecia and Aventis Research & Technologies and was fully acquired by Avecia in 2002. Covion's manufacturing and R&D operations are located in the Hoechst Industrial Park in Frankfurt.

OLEDs are extremely thin semi-conducting organic polymers suitable for a wide variety of applications, including light sources and displays. They are made by placing a series of organic thin films between two conductors. When electric current is applied, they emit light.

Polymer electronics will increasingly be used in applications such as solar cells, organic TFTs (thin film transistors), RFID (radio-frequency identification) tags, and other high-tech products.

Merck is the world's leading maker of liquid crystals used in flat panel televisions, computer monitors, laptops, cell phones and other display applications. Within its Liquid Crystals Division, it is already investigating the future potential of OLEDs. In December, Merck acquired the OLED research and development project of Schott AG of Mainz, Germany, to further investigate lighting applications. Merck also has its own polymer electronics research and development laboratory in Chilworth, U.K.

About Avecia

Avecia is a leading privately-owned specialty chemical company with key locations in the UK and USA. The Company operates in two divisions where it holds leading industry positions – Biotechnology and Chemicals (incorporating Pharmaceuticals, Fine Chemicals and Electronic Materials).



Investor Relations Information

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295

Sascha Becker Tel.: +49 6151 72-3321

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315



Investor Relations Information

Your Contact
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Fax: +49 6151 72-90790

February 17, 2005

Merck KGaA Reports: '2004 Is Best Year in 336-Year History'

- **Full-Year Profit After Tax Triples to EUR 672 Million**
- **2004 Sales w/o VWR Rise 6.7% to EUR 5.3 Billion, Operating Result Up 15%**
- **First-Year Erbitux Sales Reach EUR 77 Million; Liquid Crystals Sales Soar 33%**
- **Proposed Dividend: EUR 0.80 Plus One-Time Bonus Dividend of EUR 0.20**

Key Figures:

Merck Group (Mio EUR)	FY/2004	FY/2003	(+/-%)	Q4/2004	Q4/2003	(+/-%)
Sales (w/o VWR)	5,339.5	5,003.0	6.7	1,338.8	1,282.9	4.4
Operating Result (w/o VWR)	754.9	656.4	15.0	194.8	164.1	18.7
Exceptionals	267.3	-197.6	--	-65.5	-180.9	-63.8
EBIT	1,043.5	538.0	94.0	129.4	1.9	--
Financial Result	-82.7	-115.4	-28.3	-21.0	-24.6	-14.6
Profit After Tax	671.9	217.7	208.7	85.0	-34.7	--
Net Profit After Minorities	658.6	208.3	216.1	81.5	-36.0	--
EPS (EUR)	3.47	1.15	201.7	0.43	-0.20	--



Merck KGaA Reports: '2004 Is Best Year in 336-Year History'

The Merck Group reported today that its Profit After Tax for 2004 more than tripled to EUR 672 million as the result of exceptional gains, good business results, improved Financial Result and a lower tax rate. Liquid Crystals sales jumped 33% to EUR 583 million and Erbitux, with first-year sales of EUR 77 million, far exceeded expectations.

Merck's Executive Board will propose at the Annual General Meeting of Shareholders on March 31 that the company pay a dividend of 80 cents per share plus a one-time bonus dividend of 20 cents per share.

This bonus dividend reflects the non-recurring exceptional items of EUR 267 million that Merck recorded in 2004. Within this amount are exceptional gains of EUR 287 million from the divestment of its laboratory distribution business VWR International in the second quarter and EUR 47 million on the first-quarter divestment of its stake in the BioMer Joint Venture. In addition, there were exceptional charges totaling EUR 66 million, mainly for litigation provisions and goodwill impairments.

Full-year sales, excluding VWR, rose 6.7% to EUR 5,339 million with all divisions reporting increases. Liquid Crystals sales soared 33% in the year. Fourth-quarter sales rose 4.4% to EUR 1,339 million as Liquid Crystals sales were up only slightly in comparison to a very strong year-ago quarter. The weak U.S. dollar resulted in negative currency effects that reduced sales by 2.7% for both the year and the quarter.

The full-year Operating Result, excluding VWR, rose 15% to EUR 755 million as the gross margin rose and operating expenses declined. The fourth-quarter Operating Result improved by 19% to EUR 195 million. Merck's ROCE (return on capital employed) for 2004 was 16.0%, exceeding the company's mid-term target of 15%. ROS (return on sales) for the year was 14.1%, nearing the 15% target.

Full-year Earnings Before Interest and Tax (EBIT) without VWR jumped 60% to EUR 735 million as large exceptional charges in 2003 were not repeated. EBIT including VWR for 2004 nearly doubled to EUR 1,044 million from EUR 538 million in 2003.


MERCK

Not only are all divisions doing well, Merck's financial house is also in good order. The company's Financial Result was improved by 28%, to –EUR 83 million in 2004 compared to –EUR 115 million the year before as the company is now free of net financial debt. The company's gearing ratio, net debt including pension provisions of EUR 931 million compared to net equity, was 0.27 at the end of 2004 compared to 1.01 at the end of 2003.

Free cash flow for 2004 was EUR 1,882 million, boosted by proceeds from the divestments of VWR and the BioMer Joint Venture. Free Cash Flow for 2003 was 442 million.

Merck paid 2004 income tax of EUR 289 million with a tax rate of 30.1% compared to income taxes of EUR 205 million and a tax rate of 48.5% in 2003. Net profit after minority interests in 2004 rose to EUR 659 million, or EUR 3.47 per share, compared to EUR 208 million, or EUR 1.15 per share, the year before.

Outlook for 2005

Economists are predicting global economic growth in 2005 of 4.1%, euro-zone growth of 2.0% and growth in Germany of 1.0 to 1.7%. The Merck Group is expecting all divisions of its Pharmaceuticals and Chemicals business sectors to perform well during the year.

In Pharmaceuticals, Merck is especially optimistic about the sales growth potential of Erbitux. In just its first six months on the European Union market, it penetrated 18 individual markets within the 25-member EU and generated sales of EUR 62 million. So far in 2005, it has been launched in Spain. The six remaining EU countries will follow soon as prices are agreed. Merck expects to file for additional approval of Erbitux for the treatment of head and neck cancer in the EU and Switzerland in mid-2005. Phase III studies of Erbitux are underway for first-line treatment of colorectal, non-small cell lung, and head and neck cancers, and second-line treatment of colorectal cancer.



Besides continuing its good business practices, Merck Generics will be expanding its research efforts to develop specialty products with added value, such as improved delivery methods for existing off-patent medicines.

Industry projections for the growth of the LCD market, especially for large format televisions, are very positive and Merck as the main supplier of high-end liquid crystals expects its sales will follow the LCD industry. Sales of color filters and ITO (indium tin oxide) coated glass for displays also show potential for growth. In addition, Merck is planning to expand its share in the growing display market to include further components.

As a research-based company, Merck will continue to expand its core businesses in Pharmaceuticals and Chemicals – mainly with its own resources through innovations by its talented and entrepreneurial employees but also through strategic acquisitions of research-driven and high-potential businesses.

Merck Reports Divisional Operating Results

Beginning with the full-year figures for 2004 announced today and continuing in future quarters, Merck is reporting the Operating Results not only for the group and business sectors but also for the divisions. This decision was made following the divestment of VWR International in order to improve the transparency of the company's financial reports. Some of the divisions' individual Operating Results are becoming large enough to be considered relevant to the Group as a whole. This situation became apparent as the divisions now provide larger percentages of the Group's results since the divestment of VWR.

Pharmaceuticals

Sales rose 4.5% for the year and 6.7% in the fourth quarter with all three divisions – Ethicals, Generics and Consumer Health Care (CHC) – contributing to the increase. In its first year on the market, the cancer treatment Erbitux far exceeded expectations and recorded sales of EUR 77 million. Other top sellers in Ethicals were the Concor® beta-blocker products, thyroid treatments and the diabetes medicine Glucophage®. Sales of the specialty products DuoNeb® and EpiPen® from the Generics division continued to grow. CHC sales rose with the aid of strong brands such as Seven Seas® and Bion®3.



Pharmaceuticals (Mio EUR)	FY/2004	FY/2003	(+/-%)	Q4/2004	Q4/2003	(+/-%)
Sales	3,452.0	3,303.0	4.5	893.0	836.7	6.7
Gross Margin	2,105.9	2,068.3	1.8	533.5	515.4	3.5
R&D	-491.4	-505.8	-2.9	-105.4	-118.2	-10.8
Operating Result	390.7	388.5	0.6	127.5	100.2	27.2
Free Cash Flow	398.3	233.1	70.9	3.5	17.0	-79.4
ROS	11.3%	11.8%		14.3%	12.0%	
ROCE	14.3%	13.6%		18.8%	13.9%	

The Pharmaceuticals business sector's full-year Operating Result was little changed at EUR 391 million as higher sales and milestone payments for out-licensed products were offset by the lack of licensing fees for omeprazole in 2003 and higher investments in selling and marketing, mainly for the launch of Erbitux. The fourth-quarter Operating Result jumped 27% to EUR 128 million largely due to a EUR 22.5 million milestone payment from Eli Lilly for the insomnia treatment EMD 281014.

Ethicals

Ethicals full-year sales rose 2.5% to EUR 1,504 million as sales of the new cancer treatment Erbitux, the Concor® family of beta blockers and thyroid preparations more than compensated for the declining sales of the Glucophage® franchise. Fourth-quarter sales rose 8.9% as the Erbitux sales curve continued to climb.

The full-year Operating Result rose 15% to EUR 137 million. The increase was mainly due to payments for out-licensed products. Merck booked a EUR 22.5 million milestone payment in the fourth quarter after transferring the development and distribution rights for its insomnia treatment to Eli Lilly. Merck also received EUR 27 million in the third quarter from Forest Laboratories, which has U.S. rights to Merck's alcohol-dependence treatment Campral®, after the product gained U.S. marketing authorization. Research and development costs declined but marketing and sales costs increased.

Ethicals (Mio EUR)	FY/2004	FY/2003	(+/- %)
Sales	1,503.7	1,466.8	2.5
Gross Margin	1,113.5	1,119.2	-0.5
R & D	-380.6	-400.5	-5.0
Operating Result	137.1	119.5	14.7
Free Cash Flow	296.6	31.3	–
ROS	9.1%	8.1%	
ROCE	10.0%	7.7%	

Erbitux won its first marketing approval, for treatment of advanced colorectal cancer, in Switzerland in December 2003. It was granted marketing authorization on June 29, 2004, for all 25 EU countries plus Iceland and Norway. By the end of 2004, it had been launched in 18 EU countries plus Iceland, Norway, Mexico, Argentina and Chile, with sales climbing from EUR 25 million in the third quarter to EUR 36 million in the fourth. Full-year sales amounted to EUR 77 million, far exceeding company expectations and making Erbitux one of the most successfully launched cancer drugs ever in Europe.

Sales of the **Concor** family of drugs based on the beta-blocker bisoprolol increased 8.8% in 2004 with sales of Lodoz® for the treatment of hypertension up 20% and sales of ConcorCOR for the treatment of chronic heart failure up 34%.

Sales of **thyroid treatments** rose 7.3% in 2004 to EUR 99 million, thus maintaining Merck's position as one of the top three suppliers of these products worldwide. Sales of the thyroid hormone Euthyrox® rose 11% to EUR 78 million. Sales of thyroid products were up 23% in Asia and 24% in Latin America. Total sales of **Glucophage** and metformin diabetes products declined 15% to EUR 274 million as generic competition continued.

Generics

Full-year sales in the Generics Division rose 5.4% following an exceptionally strong 2003. Double-digit growth rates in Austria, France, Belgium, the Netherlands and Spain were offset by price competition in the U.K. and lower sales in Germany. Genpharm in Canada posted a sales growth of 17%, boosted by new products. Full-year sales at Dey in California grew organically by 12% on the success of DuoNeb®, the unit-dose


MERCK

inhalation solution for treating chronic obstructive respiratory diseases, and EpiPen®, an emergency autoinjector for the treatment of (anaphylactic) allergic reactions.

The full-year Operating Profit declined 7.5% due to missing omeprazole licensing income from in the previous year. In addition, the division spent more on developing new generic drugs. The free cash flow fell with the purchase of NM Pharma, Pfizer's Scandinavian generics business.

Generics (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	1,596.7	1,515.3	5.4
Gross Margin	762.0	737.2	3.4
R & D	-100.9	-96.8	4.2
Operating Result	214.0	231.4	-7.5
Free Cash Flow	58.7	181.5	-67.7
ROS	13.4%	15.3%	
ROCE	20.1%	23.2%	

Consumer Health Care

Consumer Health Care sales for the full year rose 9.6% with all three major market regions – Europe, Latin America and AAA (Asia, Africa and Australasia) – contributing despite significant negative currency effects in the latter two. U.K. sales were up 25%, aided by the 2003 acquisition of Lamberts Healthcare and the 12% sales growth at the Seven Seas subsidiary. Also posting double-digit growth rates were Brazil, Chile and South Africa. In 2004, 33% of CHC sales came from vitamins and minerals such as Bion3, 29% came from plant and marine-based products such as Seven Seas® cod liver oil products; 20% were cold remedies like Nasivin®; and 18% were other types of over-the-counter treatments. Fourth-quarter sales rose 3.9% to EUR 88 million.
The full-year Operating Result rose 5.3% to EUR 40 million while the ROS and ROCE both maintained double-digit rates. The Free Cash Flow more than doubled.


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CHC (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	351.6	320.9	9.6
Gross Margin	230.4	212.0	8.7
R & D	-9.9	-8.4	16.9
Operating Result	39.6	37.6	5.3
Free Cash Flow	43.0	20.3	112.2
ROS	11.3%	11.7%	
ROCE	12.9%	12.0%	

Chemicals

Chemicals sales in 2004 increased organically by 15% but that rate was reduced to an actual 11% increase due to currency effects. Sales growth was driven by strong demand for Liquid Crystals and Electronic Chemicals, which both produced double-digit sales increases. Fourth-quarter sales were unchanged from the year-ago period.

Chemicals (Mio EUR)	FY/2004	FY/2003	(+/-%)	Q4/2004	Q4/2003	(+/-%)
Sales	1,887.5	1,700.0	11.0	445.8	446.2	-0.1
Gross Margin	984.3	860.3	14.4	228.0	225.0	1.3
R & D	-107.7	-98.8	9.0	-28.3	-28.0	1.0
Operating Result	437.8	315.9	38.6	100.2	73.8	35.7
Free Cash Flow	427.3	290.2	47.2	58.7	72.0	-18.5
ROS	23.2%	18.6%		22.5%	16.5%	
ROCE	22.3%	15.9%		20.1%	15.0%	

The full-year Operating Result jumped 39% due to significant increases in all divisions (EC 136%, LSA 50%, LC 37%, Pigments 16%). Fourth-quarter Operating Results increased 36% due to effective cost management in 2004 and one-time effects (provisions for early retirements) in 2003. Both the ROS at 23.2% and the ROCE at 22.3% are very positive. The very strong full-year Free Cash Flow of EUR 427 million nearly matches the Operating Result.


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Liquid Crystals

Sales in 2004 jumped 33% as demand for liquid crystal displays for monitors, notebooks and especially wide-screen televisions continued to grow. Fourth-quarter sales increased 1.2% to EUR 138 million compared to a very strong year-ago quarter. The ITO (indium tin oxide) glass and color filter businesses performed very well in 2004, exceeding total sales of the previous year.

In spite of the 25% increase in research and development to EUR 45 million, the Liquid Crystals' Operating Result rose by 37% to EUR 299 million and the ROS was little changed at 51.4%. This encouraging result is attributable to decades of investment in the development of this business. It creates a sound basis for the anticipated costs of expanding production capacities and research facilities. This will ensure a continuous supply to customers and update our product portfolio to keep pace with the extremely dynamic growth of the LCD market. The strong increase in the Free Cash Flow is the result of effective control of working capital.

Liquid Crystals (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	582.9	438.4	32.9
Gross Margin	375.0	280.9	33.5
R & D	-45.2	-36.1	25.0
Operating Result	299.4	218.3	37.1
Free Cash Flow	250.0	143.8	73.8
ROS	51.4%	49.8%	
ROCE	54.1%	45.1%	

Pigments

Pigment sales in 2004 grew organically by 9.3% but negative currency effects reduced the growth rate to 5.0%. Growth drivers are the new innovative products. Merck's best seller in the coatings business was once again Xirallic®, which is a favorite for automobile coatings because of its high crystal luster. The high luster glistening Ronastar® pigments are a favorite in the cosmetics industry. The Cosmetic Actives are progressing well, especially the top-selling IR3535® insect repellent. Fourth-quarter sales were unchanged at EUR 78 million, as good sales in Europe offset slower sales in North America. The full-year Operating Result increased by 16%, supported by innovative products and cost efficiencies. R&D spending rose due to an increased

focus on Cosmetic Actives. The Free Cash Flow improved substantially as major investments in effect pigments in previous years were completed.

Pigments (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	330.5	314.7	5.0
Gross Margin	179.1	166.5	7.6
R&D	-30.6	-28.1	8.8
Operating Result	48.3	41.7	15.7
Free Cash Flow	57.7	47.6	21.0
ROS	14.6	13.2	
ROCE	10.4	8.7	

Life Science & Analytics

Full-year sales rose organically by 4.7% but negative currency effects of 3.6% reduced most of the gain. In Latin America, where Merck is a market leader, sales were especially strong with a 17% organic growth rate. Fourth-quarter sales were unchanged at EUR 182 million.

LSA (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	773.7	766.4	1.0
Gross Margin	373.4	361.7	3.2
R&D	-27.0	-29.3	-7.8
Operating Result	72.4	48.4	49.8
Free Cash Flow	101.8	91.2	11.6
ROS	9.4%	6.3%	
ROCE	9.4%	5.8%	

A focus on profitable product lines, effective cost management and synergies from the merger of the former divisions Analytics & Reagents and Life Science Products are starting to reap benefits. The full-year Operating Results jumped by an impressive 50%, while ROS and ROCE improved substantially.

Electronic Chemicals

Sales in 2004 grew organically by 16% but currency effects reduced the rate to a still very good 11%. Sales in Europe rose 14% and sales in Asia were up 8.9%. The mainstays of Electronic Chemicals, Process Chemicals and Functional Materials, both



MERCK

performed well above the previous year's level with organic rate increases of 21% and 8.2% respectively.

The business field "Services" registered a 19% decrease compared to 2003, mainly due to the phasing out of the CDS (chemical dispense systems) business. Fourth-quarter sales declined 4.8% to EUR 47 million due to currency effects and lower sales in the Service Business.

EC (Mio EUR)	FY/2004	FY/2003	(+/-%)
Sales	200.4	180.4	11.1
Gross Margin	56.8	51.2	10.9
R & D	-5.0	-5.3	-6.4
Operating Result	17.7	7.5	136.4
Free Cash Flow	17.9	7.5	138.3
ROS	8.8%	4.2%	
ROCE	10.4%	4.0%	

The full-year Operating Result improved considerably as sales rose at a much higher rate than the costs for marketing and sales. In addition, the previous year was burdened with substantial one-time negative effects. Merck announced on January 28, 2005, that it sold this business, Merck Electronic Chemicals, to BASF AG for EUR 270 million.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
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Investor Relations Information

April 13, 2005

Merck KGaA Clarifies Timeline for EU Approval Application of Erbitux as Treatment of Head and Neck Cancer

Merck KGaA said today that the company has recently been informed by its partner ImClone Systems Inc., that more time will be needed for finalizing the data processing for its application for marketing approval of Erbitux® for treatment of head and neck cancer.

As Merck's dossier for the European Medicines Agency (EMEA) is based partially on ImClone data, Merck has determined that it cannot fully compensate for this delay as it prepares its own Erbitux approval application for the same indication to the EMEA. However, Merck will make every effort to submit its application still in the third quarter, at the latest, before the end of 2005.

Merck received marketing authorization for Erbitux for the treatment of colorectal cancer in December 2003 from Swiss medical authorities and in Julne 2004 from the EMEA. ImClone Systems and Bristol-Myers Squibb received U.S. marketing approval of Erbitux for the same indication in February 2004.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
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Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


MERCK

Investor Relations Information

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April 18, 2005

Merck KGaA Completes Sale of Electronic Chemicals Business to BASF

Merck KGaA announced today that it successfully completed the sale of its Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, on April 15. Anti-trust authorities approved the transaction unconditionally.

The divestment is in line with Merck's stated business strategy of "focused diversification," that is, concentrating on innovation-driven businesses in both the pharmaceutical and chemicals sectors that have high potential for long-term profitability.

The sale includes Merck's production sites and distribution centers for high-purity chemicals in Taiwan, Malaysia, China, Singapore, France, the Netherlands and Germany. Merck employees in Darmstadt, who have already been toll manufacturing for Merck Electronic Chemicals, will remain with Merck and continue to manufacture for BASF for the next three years.

Merck Electronic Chemicals has operated as a legally independent company wholly owned by Merck KGaA since January 1, 2003. The business had sales of about EUR 200 million in 2004. About 600 employees will transfer to BASF.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
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Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



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Investor Relations Information

April 26, 2005

Q1 2005: Merck KGaA Produces Steadily Growing Results

- **Healthy growth of continuing businesses: Sales +7.6%, Operating Result +17%**
- **Erbitux continues strong growth, reaches Q1 sales of EUR 42 million**
- **Liquid crystals sales up 7.5%, reflecting continuing growth of demand**

Key Figures:

Merck Group (Mio EUR)	Q1/2005	Q1/2004	(+/- %)
Sales (w/o VWR)	**1,380.8**	1,283.3	7.6
Operating Result (w/o VWR)	**198.1**	169.4	17.0
Exceptionals	**-1.7**	-1.8	-7.1
EBIT	**196.4**	188.8	4.0
Profit After Tax	**121.9**	101.7	19.9
Net Profit After Minorities	**119.6**	98.9	20.9
Earnings Per Share (EUR)	**0.63**	0.52	21.2

Merck Group sales in the first quarter rose 7.6 percent to EUR 1,381 million, mainly driven by good organic business growth (+9.1 percent), but slightly affected by currency effects (-1.5 percent). Only negligible exceptional items were reported.

The operating result in the first quarter rose 17 percent to EUR 198 million, based on a very strong performance by Generics and also by Ethicals and Consumer Health Care. This very good growth rate was supported by good business performance rather than one-time effect. In the first quarter, return on sales (ROS) increased to 14.3 percent from 13.2 percent, coming close to the mid-term goal of 15 percent. Return on capital

Merck KGaA · Germany
Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff


MERCK

employed (ROCE) rose to 18.4 percent from 15.8 percent, again exceeding Merck's mid-term goal of 15 percent.

During the first quarter, Merck acquired the OLED and the polymer electronics businesses of Avecia of Manchester, UK, for EUR 50 million. In China, two small pharmaceutical production plants were divested. Proceeds from the sale of Merck's Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, will be booked in the second quarter. The transaction was closed on April 15.

Earnings before interest and tax (EBIT) increased 4.0 percent to EUR 196 million from EUR 189 million in the year-ago quarter that included results from VWR International.

The divestments of VWR and the BioMer joint venture last year continue to have positive effects on the company. Merck's financial result was reduced by 27 percent to just EUR -19 million. As a result of the improved financial result, profit before tax rose 8.9 percent to EUR 178 million from EUR 163 million in the year-ago quarter.

Profit after tax increased 20 percent to EUR 122 million from EUR 102 million as Merck's tax rate continued to decline, dropping to 31 percent in the first quarter of 2005 compared to 38 percent in the year ago quarter.
Since December 31, 2004, the number of Merck employees increased by 254 people, or 0.9%, to a total of 29,131, mainly due to the acquisitions from Avecia.

Highlights

Merck's innovative colorectal cancer treatment, **Erbitux®**, achieved first-quarter sales of EUR 42 million, a 17 percent increase compared to sales of EUR 36 million in the fourth quarter of 2004. This development, a result of high acceptance by oncologists and patients since its first marketing approval in the EU in June 2004, makes Erbitux® one of the most successful product launches in Oncology in Europe. Merck now has marketing approval for Erbitux® in 35 countries.

First-quarter sales of **Liquid crystals** rose 7.5 percent to EUR 146 million, reflecting a continuing high demand for LCD monitors and televisions. Compared to the fourth quarter of 2004, sales were up 5.5 percent. In order to maintain its leading position as a


MERCK

material supplier to the LCD industry, the division increased investments in R&D (+24 percent to EUR 13 million) as well as in production capacities to keep pace with current and anticipated demands.

Outlook

The strategy of focused diversification is paying off for Merck. As part of this strategy to focus on innovative, high-margin products, Merck closed the sale of its Electronic Chemicals business for EUR 270 million on April 15. Second-quarter results will be boosted by the proceeds of this divestment.

The sales growth for Merck's targeted cancer treatment Erbitux® continues to exceed expectations. Erbitux was approved for the treatment of colorectal cancer in Singapore and Croatia in March, bringing the total number of countries that have approved it within Merck's sales territory to 35. Merck expects to seek approval yet this year for the use of Erbitux in the treatment of head and neck cancer.

The Liquid Crystals division performed well in the first quarter and is prepared for an expected uptake in the remainder of the year. Merck's customers expect that the over supply of LCDs will ease in the second quarter as demand increases, especially for LCD computer monitors and flat-screen televisions. Merck continues to expect that its liquid crystal sales will be in line with the development of the LCD industry, which industry analysts forecast will grow about 30 percent annually on average over the next few years based on display area. Past experience, however, suggests that this might be not necessarily a linear development.

Merck expects a continuation of the positive developments this year in both the Pharmaceuticals and Chemicals business sectors. As a result, full-year sales for the Group – excluding VWR International and Electronic Chemicals – should have a growth rate in the single-digit range, unless unfavorable currency impacts increase.

Investor Relations Information


MERCK

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295

Sascha Becker Tel.: +49 6151 72-3321

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:

This press release contains forward looking statements or other statements of future expectations or estimates of future performance, financial situation, development or results. These statements are based on managements' current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual future performance, financial situation, development or results, to differ materially from what is expressed or implied in such forward looking statements.

Forward looking statements only speak as of the date they are made and the company disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.


RECEIVED
2007 JAN 19 A 10:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


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April 26, 2005

Walter Zywottek nominated Executive Board Member of Merck KGaA

- **Prof. Dr. Thomas Schreckenbach will retire**
- **Change signals continuity and long-term orientation**

E. Merck OHG nominates Walter W. Zywottek General Partner and Member of the Executive Board of Merck KGaA with effect from September 1, 2005.

Zywottek (57) will be responsible for strategy for the Chemicals business sector. Professor Dr. Dr. h.c. Thomas Schreckenbach will continue to lead day-to-day operations. Considering Prof. Schreckenbach's desire to retire on December 31, 2005, Zywottek will assume responsibility for Chemicals at this time, ensuring management continuity in the Chemicals business sector.

Prof. Schreckenbach (58) studied Chemistry in Munich and led research groups at the University of Wuerzburg and at the Max-Planck-Institut for Biochemistry in Martinsried. In 1983 he received his qualification as university lecturer in biochemistry (Habilitation) at the Ludwig-Maximilians-University in Munich. 1986 he came to Merck as head of Central Research Chemicals, and later headed the Pigments division. In 1991 he was appointed Member of the Executive Board and General Partner of Merck KGaA. In 1992 he was appointed professor for biochemistry at the Technical University of Darmstadt.

Zywottek had worked with Merck successfully from 1966 to April 2004. Responsible for the global laboratory distribution business, he acted as Chief Executive Officer of VWR International, headquartered in the USA. Under his direction VWR became a global

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
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Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



company, which Merck sold in April 2004 for USD 1.68 billion to a private equity firm. Zywottek remained President and CEO of VWR and returns now to Merck.

Before taking the helmet for Laboratory Distribution in 1998, he had already been active for Merck as a Regional Manager for North America and Chairman of the Board of EM Industries Inc. in the USA. His professional career development included the responsibility for the Pigments division as well as leading positions in the laboratory and specialty chemicals business of the Merck group in Brazil.

Your Investor Relations Team:
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May 14, 2005

Abstracts: 3535, 3640, 3644

Trial results show that Erbitux® (cetuximab) high response rates may increase potential for surgery with curative intent in metastatic colorectal cancer

New data from three clinical trials demonstrate that Erbitux® (cetuximab) in the first-line setting shows a consistently high response rate, leading to an increased potential for surgical intervention in patients whose metastases have previously been inoperable.[1–3] These preliminary findings, presented today at the 41st annual meeting of the American Society of Clinical Oncology (ASCO), reinforce the potential of Erbitux not only to delay time to disease progression, but also the ability to shrink metastases in about one fifth of the patients to allow surgical resection.[1–3]

Five-year overall survival is less than 5 percent in patients with metastatic colorectal cancer (mCRC).[4] However, for patients undergoing surgical resection of their metastases with curative intent, five-year overall survival approximates 50 percent.[5] This approach has been limited by the tumor response rate achieved by conventional chemotherapy.[5] To date, Erbitux has shown consistently high response rates in several treatment settings[1–3,6–8] and its ability to improve long-term survival is being explored.

"Although only a small population of patients has been studied, results underline the huge potential of Erbitux in metastatic colorectal cancer," said Professor Eric Van Cutsem, University Hospital Gasthuisberg, Leuven, Belgium. "For patients with unresectable metastases, it is unlikely we can offer a curative option. Any advance which brings us closer to this potential is urgently needed."

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek

Preliminary data from one of the three studies, an international Phase II study (ACROBAT),[1] show that Erbitux in combination with the standard first-line treatment of oxaliplatin, folinic acid and 5-fluorouracil (FOLFOX-4 regimen) yielded an overall response rate of 81 percent and delayed time to disease progression by 12.3 months, with 52 percent of patients free from disease progression at 12 months.[1] Nine out of 42 patients (21 percent) with previously unresectable metastases were able to undergo surgery of their metastases (eight liver, one lung and one suprarenal gland).[1] Data from this study are further supported by the results from two additional Phase I/II studies presented at ASCO.[2 3]

"These results are extremely encouraging as Erbitux in combination with FOLFOX-4 is showing some of the highest response rates ever reported in the first-line setting," said Dr Josep Tabernero, Vall d'Hebron University Hospital, Barcelona. "Further long-term data will be required, and we look forward to the results of the ongoing Phase III trials."

The studies also showed that Erbitux has a favorable safety profile and few additional side effects compared to those associated with standard chemotherapy. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy.[6] In approximately 5 percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.[6]

Based on the international Phase II BOND study,[6] Erbitux was approved in December 2003 in Switzerland and in February 2004 by the US FDA for the treatment of mCRC in patients whose tumors were no longer responding to irinotecan-based therapy. In June 2004, Erbitux was also approved in the EU. Phase III studies are now underway to explore the long-term survival benefit of Erbitux in the treatment of mCRC.

Your Investor Relations Team:
Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
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MERCK

About Erbitux

Erbitux® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites.

Erbitux has already obtained market authorization in Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia and Singapore for the use in combination with irinotecan in patients with EGFR-expressing metastatic colorectal cancer who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore and Australia, Erbitux is also approved for single agent usage.

About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer. The company, in collaboration with Biomira Inc. of Edmonton, Alberta, Canada, is also investigating BLP25 Liposome Vaccine (L-BLP25) for use in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA.

For further materials including backgrounders, or to arrange an interview with a colorectal cancer or head and neck cancer specialist, contact at ASCO:

Rachel Cummings
Chandler Chicco Agency
Mobile: +44 7787 523 123

Priya Banerjee
Chandler Chicco Agency
Mobile: +44 7950 773 873

References

1. Diaz Rubio E et al. Presented at ASCO, Orlando, Florida, 2005: abstr 3535.
2. Folprecht G et al. Presented at ASCO, Orlando, Florida, 2005: abstr 3640.
3. Seufferlein T et al. Presented at ASCO, Orlando, Florida, 2005: abstr 3644.
4. Mineo TC et al. *J Am Coll Surg* 2003 ; 197 :386-391
5. Giacchetti S et al. *Ann Oncol* 1999; 10 (6): 663-9.
6. Cunningham D et al. *N Engl J Med* 2004; 22; 351(4): 337-45.
7. Saltz L et al. *Proc Am Soc Clin Oncol* 2001; Vol 20: abstr 7.
8. Saltz L et al. *J Clin Oncol* 2004; 22 (7): 1-8.



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May 25, 2005

Merck KGaA to Relocate Its DeImmunisation Research From Scotland to U.S.

Merck KGaA announced today that during the course of this year it will relocate its pharmaceutical research operations in Aberdeen, Scotland, to its larger biotech research facility in the United States. The Aberdeen site focuses on research to eliminate immunogenic properties from antibodies and other therapeutic proteins.

DeImmunisation™ technologies aimed at developing antibodies and other protein therapeutics with superior tolerability profiles will continue to be an important asset in the discovery and development of innovative biological drugs for Merck. In the future this activity will be performed exclusively at Merck's U.S. research center, EMD Lexigen, located in Billerica, near Boston, MA. An internal evaluation revealed that synergies can be expected from a full integration of these activities with the research for New Biologic Entities taking place at EMD Lexigen. In addition, contract DeImmunisation work for external customers will no longer be offered. Eighteen employees in Scotland will be affected by the consolidation and closure of the Aberdeen site.

Merck acquired the Aberdeen site as part of Biovation Ltd in 2000. Former industry scientists founded Biovation in 1994 as a biotech start-up company.

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
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Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Investor Relations Information

Your Contact
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Fax: +49 6151 72-913321

May 31, 2005

Merck KGaA Licenses Novel Oral Contraceptive to Organon

Merck KGaA announced today that its Monaco based affiliate Laboratoire Théramex, a company specializing in woman's health, has granted worldwide development and marketing rights for its novel oral contraceptive combination EMM 310066 to Organon, the human pharmaceutical business of Akzo Nobel located in Oss, The Netherlands. Théramex successfully concluded Phase II clinical trials for this innovative treatment option.

Under the terms of the agreement, Théramex will receive an upfront payment of EUR 10 million on signing as well as further potential milestone payments and royalties on future product sales. Théramex also has retained rights for marketing and distribution of the product in certain countries. The transaction is subject to approval by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Act.

"Merck is pleased to entrust this unique combination discovered and developed by Théramex to Organon," said Elmar Schnee, President Global Ethical Pharmaceuticals at Merck. "We believe Organon is the perfect partner to further develop the potential of EMM 310066 while we at Merck continue to focus our R&D efforts on our main research areas".

"EMM310066 represents a novel approach for oral contraception with a unique combination of Théramex's proprietary progestin and the natural estrogen estradiol," said Toon Wilderbeek, President of Organon International and Member of Akzo Nobel's Board of Management. "This late stage opportunity complements our portfolio and reflects our continued commitment to address important unmet medical needs of

Merck KGaA · Germany

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women seeking a safe and convenient method for contraception, be it oral or otherwise."

Oral contraceptives are used by more than 50 million women worldwide but the market would clearly benefit from an innovative product such as EMM 310066.

About Organon:

Organon – with shared head offices in Roseland, NJ, USA and Oss, The Netherlands – creates, manufactures and markets prescription medicines that improve the health and quality of human life. Through a combination of independent growth and business partnerships, Organon strives to remain or become one of the leading pharmaceutical companies in each of its core therapeutic fields: reproductive medicine, psychiatry and anesthesia. Organon products are sold in over 100 countries, of which more than 60 have an Organon subsidiary. Organon is the human health care business unit of Akzo Nobel.

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June 15, 2005

Merck KGaA: Mid-Term Outlook Prompts Rise in Financial Goals

- **Mid-Term ROS and ROCE Targets Raised to 20% and 25%, Respectively**
- **Merck Trades 2 Pipeline Products to Start-Up Firms for Equity Stakes, Royalties**

Merck KGaA Chairman Bernhard Scheuble announced today at the Goldman Sachs Annual Global Healthcare Conference that the company's key profitability indicators have improved to such an extent that mid-term goals for ROS (Return on Sales) and ROCE (Return on Capital Employed) have been raised to 20% and 25%, respectively.

Merck's previous financial targets, established in 2001, were 15% for both ROS and ROCE. At that time, these indicators were 11.9% for ROS and 12.8% for ROCE. By the first quarter of 2005, Merck's ROCE far surpassed the goal with 18.4% while the ROS came near to it at 14.3%.

"As you can see, Merck is doing very well," Scheuble told investors at the Dana Point, California, conference. "It's time to raise the bar."

Scheuble also revealed that through a new innovative program to exploit the company's intellectual properties, two promising pharmaceutical projects sitting on the shelf in Merck's laboratories have been traded to start-up firms financed with venture capital. In return, Merck received equity stakes and potential future royalties.

"This new program unlocks the value of potentially important, but undeveloped, projects sitting in our laboratories – Rembrandts in the attic, so to say," Scheuble said. "Today, I can tell you about two such deals we have made so far."

Merck KGaA · Germany

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Partnership limited by shares
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Chairman of the Supervisory Board:
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Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek



Several Factors Lead to Increasing of Goals

Merck's profitability indicators have improved in recent years as the company focuses on its core businesses of innovative and profitable pharmaceuticals and chemicals such as the cancer treatment Erbitux® and liquid crystals used in flat-screen computer monitors and televisions.

As part of this focus on innovative products with high-margin potential, Merck divested its laboratory distribution business, VWR International, last year and its Electronics Chemicals business this year. These divestments substantially improved Merck's profitability as both businesses, especially VWR, have high sales volumes but relatively low profit margins.

In addition, recent changes in the International Accounting Standards (IAS) were advantageous to Merck's financial indicators. Slight changes in the IAS definitions of some items in the balance sheet resulted in improved balance sheet-related key indicators such as ROCE and gearing. Also in accordance with the International Financial Reporting Standards (IFRS) and the revised IAS rules, goodwill is no longer written down by regular amortization but is subject to an annual impairment test.

Innovative VINCIP Program Unlocks Value of Undeveloped Projects

Merck's new VINCIP (Virtual INCubator for Intellectual Property) program seeks out external partners and creative sources of financing for the development of intellectual properties that no longer fit into Merck's focus of developing treatments for cancer and cardio-metabolic illnesses. Out-licensing intellectual properties to start-up drug companies complements Merck's policy of "Intelligent Alliances," which normally involves in-licensing promising products from small companies.

A contract was signed this week that places Asimadoline, a proprietary new medicine that Merck developed for irritable bowel syndrome (IBS), with a new company named Tioga Pharmaceuticals. Tioga will initially be funded by Forward Ventures, a San Diego-based venture-capital firm with approximately $500 million in capital under management. Forward will be forming a syndicate to raise additional funds to conduct

Phase IIb efficacy trials. Merck will receive an equity stake in Tioga and royalties on sales of Asimadoline.

Encouraging clinical data are available from a Phase IIa study suggesting that Asimadoline may be an effective treatment for the pain associated with IBS. Merck has decided the best way to continue development of this promising drug is via its new entrepreneurial strategy involving venture capital rather than using a more conventional type of licensing deal with Big Pharma.

In a similar VINCIP project, a potential ophthalmology product moved from Merck's lab in 2003 to a La Jolla, CA., start-up named Angiosyn Inc., which was funded by the venture capital firm Alta Partners. Merck also took an equity stake in this new company. In February 2005, Pfizer Inc. bought 100 percent of Angiosyn, including Merck's stake, for a total of $527 million.

Besides the buyout payment from Pfizer, Merck will receive royalties on future sales of this novel therapeutic for controlling angiogenesis, or uncontrolled blood vessel formation that can cause blinding diseases such as macular degeneration.

The four employees who developed the VINCIP program won this year's Merck Innovation Award. Scheuble presented the winners a EUR 12,500 prize on May 31.

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June 15, 2005

Merck KGaA Wins in U.S. Supreme Court Patent Appeal

Ruling could speed drug development, lower research and development costs

After a nine-year legal dispute, Merck KGaA of Darmstadt, Germany, won its appeal to the US Supreme Court. The highest court in the United States ruled June 13 that pharmaceutical companies have the right to use inventions developed by other companies without infringing patents if the use is reasonably related to a drug-approval application. The high court ruled that it is not necessary to pay for use of the technology or wait for years until the patent runs out.

"We are naturally pleased with the ruling and feel it is a victory not only for Merck but also for patients waiting for better treatments for cancer and other illnesses and for the whole biotech and pharmaceutical industry," said Bernhard Scheuble, chairman of Merck KGaA.

All nine US Supreme Court justices agreed with Merck's argument that the 1984 US Drug Price Competition and Patent Term Restoration Act (commonly called the Hatch-Waxman Act) did not apply to just generic drug companies who use proprietary research to prepare their products for launch as soon as patents expire on branded pharmaceuticals. In addition, the justices ruled, the law applies to clinical studies and even to testing in animals and test-tube experiments in the pre-clinical phase when the intent is to ultimately seek US Food and Drug Administration approval for the product.

Writing for the court, Justice Antonin Scalia said: "At least where a drugmaker has a reasonable basis for believing that a patented compound may work through a particular biological process, to produce a particular physiological effect, and uses the compound

Merck KGaA

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Gesellschafter: Bernhard Scheuble (Vorsitzender),
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Michael Becker, Thomas Schreckenbach,
Jan Sombroek



in research that, if successful would be appropriate to include in a submission to the FDA, that use is 'reasonably related' to the development and submission of information under . . . federal law."

The case involves a dispute between Merck KGaA and Integra LifeScience Corp. of Plainsboro, New Jersey. The patents in question covered a class of peptides developed in the 1980s by Burnham Institute of La Jolla, California. Integra later bought the rights to the peptides. In the late 1980s, Merck hired scientists at Scripps Research Institute, also in La Jolla, to advance research on similar peptides to develop a method for blocking the blood supply, and thus the growth potential, for cancerous tumors.

In 1996, the Burnham Institute sued Merck and Integra joined the suit when it acquired Burnham's peptide patents. Initially, a jury awarded Integra $15 million, which later was reduced to $6.4 million. Merck appealed, eventually to the US Supreme Court.

The Supreme Court returned the case, along with its broader interpretation of the Hatch-Waxman Act, to the lower court for a final ruling on the facts.

The drug that resulted from the further investigation of the peptides, Cilengitide, is being co-developed by Merck and the US National Cancer Institute. This so-called angiogenesis inhibitor is in Phase II clinical trials for the treatment of glioblastoma, an aggressive form of brain tumor. Cilengitide has received orphan-drug status in both the United States and the European Union because of the lack of adequate treatments for this deadly form of cancer. Cilengitide is expected to reach market after the Integra patents expire.

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June 16, 2005

Abstracts: 053

Location: World Congress of Gastrointestinal Cancer, Barcelona, Spain, 2005

Merck KGaA: First Phase II Survival Data Demonstrate the Potential for Erbitux® to Prolong Survival in First-line Metastatic Colorectal Cancer

Merck highlights ongoing global phase III clinical trial program to explore long-term survival potential of Erbitux in metastatic colorectal cancer

The first survival data to be reported for Erbitux (cetuximab) in colorectal cancer demonstrate its clinical potential in improving survival time when added to first-line irinotecan-based chemotherapy in patients whose cancer had spread beyond the bowel and were classified as ineligible for surgery.[1] Median survival from a phase I/II study of 21 patients was reported at 33 months, and almost 25 percent of patients became eligible to receive surgical resection for previously inoperable liver metastases.[1] Surgical resection of metastases with curative intent provides the best hope for 5-year survival.[2] For patients who have not had surgery and who are treated with the best available chemotherapy without Erbitux, median survival is approximately 20 months.[3]

"We are very encouraged by the preliminary results reported here today," said Dr Gunnar Folprecht, Dresden, Germany, lead investigator of the study. "Survival time is limited for patients with metastatic colorectal cancer and it is essential that we explore new and better therapies to improve management options for these patients. The addition of Erbitux to chemotherapy has shown some of the highest response rates ever reported within the first-line setting, and I look forward to seeing these results explored further in larger-scale studies."

Merck KGaA · Germany

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At diagnosis, around 35 percent of CRC patients already have colorectal cancer that is metastatic.[2] Therefore new therapeutic options are urgently needed to increase patients' chances of 5-year survival. Surgical resection of metastases is the only curative option in mCRC and can increase 5-year survival rate from 5 percent to 50 percent.[2] However surgical resection is limited within this setting, predominantly due to the limited response rate with the best available chemotherapy which prevents metastases from being shrunk to a size that allows surgical resection.[2]

Erbitux showed consistently high response rates when combined with first-line irinotecan or oxaliplatin-based chemotherapy regimens, downsizing metastases and so increasing the potential for resection of previously inoperable metastases.[1,4,5] One of these studies, the so-called ACROBAT study, in which Erbitux was combined with the FOLFOX-4 regimen, an oxaliplatin-based therapy, reported a 81 percent response rate, a resection rate of 21 percent in patients with previously inoperable metastases, and a progression free survival of 12.3 months.[4]

"This new data presented in Barcelona is from a small phase I/II trial but the survival data are encouraging for patients with colorectal cancer," said Dr. Bernhard Ehmer, Vice President, Business Area Oncology, Merck KGaA. "Larger phase III trials are already underway to further explore the potential long-term survival benefit of Erbitux in the treatment of metastatic colorectal cancer, and we look forward to reviewing these results as they become available."

Merck KGaA also announced today its extensive phase III global, multi-center clinical trial program investigating the use of Erbitux in mCRC in combination with chemotherapies in the first- and second-line setting. The program, involving about 5,000 patients from hundreds of centers around the world, is the largest in which Merck has invested so far, highlighting not only its commitment to advancing treatment for patients with CRC but also its confidence in Erbitux. All studies are combining Erbitux with the best available chemotherapy treatments involving either irinotecan or oxaliplatin.



Phase III studies exploring survival and disease free progression with Erbitux:

- Second-line treatment: the EPIC study will compare Erbitux combined with irinotecan to irinotecan alone in patients with mCRC who have previously failed on first-line 5-FU/FA + oxaliplatin. Patient enrollment started in June 2003 and 1,300 patients from 250 centers across the EU, USA, Asia and Australia are being recruited into the study. First safety results were presented at ASCO 2005.[6]
- First-line treatment: the CRYSTAL study will compare Erbitux combined with FOLFIRI to FOLFIRI alone in patients with mCRC who have received no previous chemotherapy except adjuvant treatment. The primary endpoint is progression-free survival and enrollment of 1,080 patients from 185 centers across the EU, Australia, South Africa, Latin America and Asia began in August 2004.

In addition Merck supports the so-called COIN study, a phase III trial conducted by the Clinical Trials Unit of the Medical Research Council, United Kingdom. The COIN study comprises three arms: continuous oxaliplatin-based chemotherapy (control), continuous oxaliplatin-based chemotherapy with Erbitux, and intermittent oxaliplatin-based chemotherapy in the first-line treatment of mCRC. Approximately 2,400 patients will be randomized.

Erbitux is generally well tolerated in combination with chemotherapy and does not increase the typical side effects experienced with irinotecan or oxaliplatin. It is being explored as a potential treatment option for all stages of mCRC and continues to be investigated within other EGFR-expressing cancer settings such as squamous cell carcinoma of the head and neck, non-small cell lung cancer, pancreatic, rectal and gastric cancers.

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About Erbitux

Erbitux® is a first-in-class and highly active IgG1 monoclonal antibody targeting the EGFR. As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 39 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Singapore, Hong Kong and South Korea for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Hong Kong and South Korea and, Erbitux is also approved for single agent usage.

About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer. The company, in collaboration with Biomira Inc. of Edmonton, Alberta, Canada, is also investigating BLP25 Liposome Vaccine (L-BLP25) for use in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA.

References:

1. Folprecht G et al. Presented at World Congress on Gastrointestinal Cancers, June 2005.
2. Folprecht G et al. *Ann Oncol* 2005, in press.
3. Saad ED, Hoff PM. *Curr Treat Options Gastroenterol* 2005; 8(3): 239–247.
4. Diaz Rubio E et al. Presented at ASCO, May, 2005: abstr 3535.
5. Seufferlein T et al. *Proc Am Soc Clin Oncol*, May 2005: abstr 3644.
6. Sobrero A et al. Presented at ASCO, May 2005: abstr 3580.


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July 14, 2005

Merck KGaA Expands Cancer Drug Portfolio, Buys Global Rights to UFT

Merck KGaA announced today that it will acquire most of the global rights for the cancer treatment UFT® (tegafur-uracil), used for the treatment of colorectal cancer, from Taiho Pharmaceutical Co. Ltd. of Japan. Taiho will supply the capsules to Merck for its territories and will retain rights in Japan, South Korea, Taiwan, Malaysia and Singapore. Financial details were not disclosed.

UFT, an oral chemotherapy that already has marketing approval in approximately 60 countries, will complement Merck's current treatment for colorectal cancer, the monoclonal antibody Erbitux®. Erbitux is approved in 39 countries around the world.

"We see this as an excellent opportunity to extend our product portfolio, particularly in the treatment of metastatic colorectal cancer," said Elmar J. Schnee, President of Global Ethical Pharmaceuticals for Merck KGaA. "Our sales representatives are already discussing Erbitux with oncologists who specialize in the treatment of gastro-intestinal cancers. Adding UFT to the discussion is a natural fit, even though Erbitux and UFT are intended for different stages of treatment."

UFT is an oral chemotherapy administered with folinic acid (FA) for first-line treatment of colorectal cancer that has metastasized to other parts of the body. UFT shows comparable efficacy to intravenously administered 5-FU/FA, the mainstay treatment for this type of cancer, and shows practically no disabling hand-foot syndrome, a painful condition that occurs with other oral 5-FU derivatives to a certain degree and is very troublesome for patients. Erbitux is approved for the treatment of metastatic colorectal cancer when chemotherapy alone is no longer effective.

Merck KGaA · Germany

Investor Relations
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Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


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Merck acquired UFT after Bristol-Myers Squibb returned worldwide rights of the product to Taiho Pharmaceutical. Bristol-Myers Squibb decided to return UFT rights to Taiho for strategic business reasons, including an increased focus on its global oncology products in late-stage development. A smooth transition from Bristol-Myers Squibb to Merck is anticipated, with Merck taking over sales and marketing responsibility for UFT as soon as possible.

UFT is approved in countries throughout Europe, Asia Pacific and Latin America. It is not approved in the United States.

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July 21, 2005

Q2/2005: Merck KGaA Profit After Tax, Before Exceptionals +27%

- **Robust growth of continuing businesses: Sales +8.6%, Operating Result +15%**
- **Erbitux Q2 sales exceed expectations, reach EUR 52 million**
- **Liquid Crystals sales grow 9.9% to EUR 183 million**

Key Figures:

Merck Group (Mio EUR)	Q2/2005	Q2/2004	(+/- %)	1-6/2005	1-6/2004	(+/- %)
Sales (w/o VWR)	**1,482.4**	1,364.5	**8.6**	**2,863.2**	2,647.9	**8.1**
Operating Result (w/o VWR)	**202.9**	176.6	**14.9**	**401.0**	346.0	**15.9**
Exceptionals	**137.4**	336.7	**- 59.2**	**135.7**	334.9	**- 59.5**
EBIT	**340.3**	513.4	**- 33.7**	**536.7**	702.2	**- 23.6**
Profit After Tax	**252.1**	364.4	**- 30.8**	**374.0**	466.1	**- 19.8**
Net Profit After Minorities	**248.3**	362.6	**- 31.5**	**367.9**	461.5	**- 20.3**
Earnings Per Share (EUR)	**1.30**	1.91	**- 31.9**	**1.93**	2.44	**- 20.9**

Merck Group sales rose by 8.6% to EUR 1,482 million in the second quarter, aided by good performances from the Ethicals, Generics and Liquid Crystals divisions. Excluding exceptional items, Merck's profit after tax for the second quarter of 2005 increased 27% to EUR 123 million from EUR 96 million.

The operating result rose 15% to EUR 203 million. Return on sales (ROS: operating result/sales) increased to 13.7% from 12.9% while return on capital employed (ROCE) rose to 18.5% from 16.7%. Merck completed the sale of its Electronic Chemicals business to BASF AG of Ludwigshafen, Germany, on April 15. The sales price was EUR 270 million and Merck booked a gain of EUR 138.7 million.

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Earnings before interest and tax (EBIT) decreased 34% to EUR 340 million from the year-ago figure of EUR 513 million, which included the one-time extraordinary gain of EUR 292.5 million on the divestment of VWR International. All profit figures for the second quarter of 2005 showed similar decreases in comparison to the year-ago quarter because of the gain from the disposal of VWR.

Profit before tax fell 35% to EUR 322 million from EUR 494 million the year before. Profit after tax decreased 31% to EUR 252 million from EUR 364 million. Merck's underlying tax rate remained at a lower level, dropping to 33.4% in the second quarter of 2005 compared to 38.8% in the year-ago quarter.

Gains from the divestments of VWR International and the Biomet-Merck joint venture last year and the Electronic Chemicals business this year are having a positive effect. Merck's financial result was reduced a further 4.3% in the second quarter to a very low EUR – 18 million.

The number of Merck employees worldwide decreased by 59 people, or 0.2%, to 28,606 (as of June 30).

Highlights

The impressive acceptance of Erbitux® by patients and doctors led to sales in the second quarter of EUR 52 million, a 22% increase compared to sales of EUR 42 million in the first quarter of 2005. Since its approval in the European Union just a year ago, Erbitux® has been approved in 39 countries in Merck's marketing territory, with Hong Kong, South Korea, Colombia and Israel approving it during the second quarter of this year.

Sales by the Liquid Crystals division rose 9.9% to EUR 183 million in the second quarter compared to record sales of EUR 167 million in the year-ago quarter. Compared to the first quarter of 2005, sales were up 25%. R&D expenses, mainly for the new OLED business, jumped 77% to EUR 19 million. In addition, the start-up phase of the new production facilities in Darmstadt is taking longer than expected. As a result, the second-quarter operating result fell by 8.1% to EUR 78 million compared to the



year-ago quarter. This was a 14% increase compared to the first quarter 2005 operating result of EUR 68 million.

Outlook

Merck expects Erbitux® sales to continue to grow as it gains approval in more countries. In addition, Merck plans to seek approval for Erbitux® for the treatment of head and neck cancer in the European Union yet this year, possibly as early as the third quarter.

The Liquid Crystals division's operating result, as well as its ROS and ROCE, suffered in the second quarter from high R&D costs for the new OLED business and from longer than expected start-up costs for the new production facility in Darmstadt. Nevertheless, Merck remains confident in this dynamic business. It is especially encouraged by the prospects in the growing flat-screen television industry. Merck expects the Liquid Crystals sales growth rate to accelerate in the second half of this year.

The Generics division continued its very satisfactory development in the second quarter. In fact, the success of its bestseller in the United States, the DuoNeb® inhaler for treating chronic obstructive pulmonary disease (COPD), has prompted five generics companies to apply to the U.S. Food and Drug Administration (FDA) for approval to market their generic versions of this value-added product before its patent expires in June 2022. An approval from the FDA, if any, remains subject to the outcome of the patent litigation filed by Merck, and Merck is using all legal means to vigorously defend its patent. The five cases will be consolidated in a trial in Los Angeles Federal District Court in 2006.

As a result of its focus on innovative, high-margin products, Merck expects its business to continue developing positively this year and in years to come. In June, the company raised its mid-term financial targets. The ROS target increased to 20% from 15% and the ROCE target rose to 25% from 15%. Merck emphasizes that these are mid-term targets and not a guidance..

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For this year, Merck continues to expect that sales for the Group – excluding VWR International and Electronic Chemicals – should have a growth rate in the single-digit range.

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Forward-looking statements:

This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.


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July 28, 2005

Merck KGaA Provides Information, Transparency on Clinical Trials

Merck KGaA announced today that it will provide up-to-date information on its important ongoing clinical studies. It will also disclose information on completed clinical studies. Making this information available is intended primarily to help patients, their caregivers and physicians find clinical trials that may be appropriate for them and for which they may qualify and for the public to have access to key clinical study results.

For these reasons, Merck is supporting and implementing the Joint Position of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA). Merck's initiative affects all trials ongoing as of July 1, 2005, and subsequent trials and is formalized under Merck's Global Policy on Clinical Trials Registration and Results Disclosure.

"Merck is committed to providing information and transparency about the clinical trials it conducts," said Thomas Lander, Executive Vice President Global Clinical R&D. "It is our goal to build mutual trust among all participants in the healthcare enterprise: physicians, patients, healthcare providers, clinical trial investigators, government agencies and pharmaceutical manufacturers".

Clinical Trial Registration

First, Merck will register key protocol information for all of its confirmatory trials at their initiation in the publicly accessible, free clinical trial registry ClinicalTrials.gov.

Clinical Trial Results Disclosure

Second, Merck will provide a brief summary of the results of trials in the publicly accessible, free clinical results database ClinicalStudyresults.org. The results will be provided only for




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trials of marketed products and be available within one year of product launch or subsequent trial completion.

Merck will also endeavor to publish results of all clinical trials in medical literature and will continue to do so as stated in our Publication Policy. Posting of summary results in ClinicalStudyresults.org will follow publication in these cases.

Further Information:

Clinical trials: http://www.merck-trials.de/

Joint position statement: http://www.efpia.org/4_pos/sci_regu/Clinicaltrials2005.pdf

Clinical trial registry: http://www.clinicaltrials.gov/ct/info/about

Clinical results database: http://www.clinicalstudyresults.org/

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Ad hoc- announcement § 15 WpHG

Merck KGaA Acquires Avecia's OLED and Polymer Electronics Units

Merck KGaA and Avecia of Manchester, U.K., announced today that Merck has acquired the OLED (organic light-emitting diodes) materials and the polymer electronics businesses of Avecia for EUR 50 million. The transaction is subject to regulatory approval and approval by the General Partner, E. Merck OHG.

The acquisition includes Covion Organic Semiconductors GmbH in Frankfurt, Germany, as well as Avecia's polymer electronics research and development activities based in Manchester. Both the Covion OLEDs and the polymer electronics activities will be integrated into Merck's Liquid Crystals Division. Approximately 100 employees in these two units will transfer to Merck upon completion of the sale.

While Covion is mainly focused on developing future applications for OLEDs, it also manufactures OLED materials for commercial applications. Covion had sales of approximately EUR 8 million in 2004.

Darmstadt, 08.02.2005



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August 8, 2005

Merck KGaA Establishes U.S. Generic Pharmaceuticals Unit

Merck KGaA announced today that it has established a generic pharmaceuticals business, Genpharm, L.P., in New York to provide direct access to customers in the United States.

"This will increase Merck's presence in the world's largest pharmaceutical market and will help solidify our position as the world's third-largest global generics company," said Hank Klakurka, CEO of the Merck Generics Group, a wholly owned business of Merck KGaA in Darmstadt, Germany.

Robert J. Mauro was named President of Genpharm, L.P. effective July 18, 2005, and will report directly to Klakurka. Mauro will be responsible for Merck's generics business in the United States excluding the operations of Dey Inc., Merck's Napa, California-based subsidiary that specializes in value-added respiratory treatments.

Mauro has more than 25 years of pharmaceutical experience in executive management functions in the U.S., most recently as president and chief operating officer of Able Laboratories Inc., New Jersey.

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Merck KGaA · Germany

Investor Relations
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64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek


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August 30, 2005

Merck KGaA Applies to Extend Use of Erbitux® for Head and Neck Cancer

Merck KGaA announced today that it has submitted an application to the European Medicines Agency (EMEA) and Swissmedic to extend the use of the targeted cancer therapy, Erbitux® (cetuximab), for the treatment of squamous cell carcinoma of the head and neck (SCCHN).

The proposed new indication is for the use of Erbitux in combination with radiation for locally advanced SCCHN and also as monotherapy in patients with recurrent and/or metastatic disease where prior chemotherapy has failed. Erbitux gained its first approval for metastatic colorectal cancer in Switzerland in December 2003.

If approved for the treatment of SCCHN, Erbitux could become a new, active and well-tolerated option for this challenging and increasingly prevalent cancer type. Erbitux is a monoclonal antibody that blocks the epidermal growth factor receptor (EGFR) responsible for tumor growth and spread in a number of different cancer types. Its benefits in various EGFR-expressing cancer settings continue to be studied. These cancer types include first and second line colorectal cancer, metastatic SCCHN, pancreatic, and non-small cell lung cancer.

"Head and neck cancer poses a real challenge to the medical community," said Dr. Bernhard Ehmer, Head of Merck KGaA Oncology. "Only about 33 percent of patients are still alive five years after diagnosis and, unfortunately, there are still too few treatment options. Erbitux has shown significant benefits for patients with this disease, and we hope to see it become a new, important treatment option in the near future."

Merck KGaA · Germany

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MERCK

The license application for locally advanced and metastatic SCCHN is based on the following clinical study data:

- Locally advanced SCCHN, i.e. cancer that is inoperable and has spread throughout the head and neck but has not yet spread to other parts of the body.

Results from an international, Phase III study of 424 patients, showed that combining Erbitux with radiation significantly prolonged median survival and reduced the risk of locoregional failure compared with radiation alone. [1] These results were endorsed by an analysis from an independent clinical review committee.

- Metastatic and/or recurrent SCCHN, i.e. cancer that has spread beyond the head and neck to other parts of the body or has progressed despite treatment with chemotherapy.

In a Phase II study of 103 patients for whom prior platinum-containing chemotherapy failed, Erbitux monotherapy was administered. In this advanced patient population, Erbitux monotherapy demonstrated a median survival of 5.9 months compared to 3.4 months seen in a retrospective study of a comparable patient population. [2,3]

In addition, ImClone Systems Incorporated and Bristol-Myers Squibb Company, the development and marketing partners for Erbitux in North America, announced today that they have filed a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for approval of Erbitux as a single agent and in combination with radiation for the treatment of SCCHN using a filing package similar to Merck's.

Head and neck cancer

Every year in Europe, about 100,800 people are diagnosed with head and neck cancer and almost 40,000 die from the disease. [3] Head and neck cancer includes cancers of the tongue, mouth, salivary glands, pharynx, larynx, sinus, and other sites located in the head and neck area. About 90 percent of head and neck cancers are of the squamous cell variety [4] and more than 90 percent of these express EGFR, which is critical for tumor growth, [5] making the EGFR-targeted monoclonal antibody Erbitux a potential treatment approach. Although there have been significant improvements in chemotherapy and surgical techniques, the disease is often particularly challenging to treat since most patients present with advanced disease, have secondary tumors and suffer from other co-morbidities. [6]


MERCK

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About Erbitux

Erbitux® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 43 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong and South Korea for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, and Hong Kong Erbitux is also approved for single agent usage.

For further materials including backgrounders, or to arrange an interview with a specialist, contact:

Rachel Cummings Chandler Chicco Agency Tel: + 44 (0) 207 318 8322 Mobile: +44 7787 523 123 e-mail : r.cummings@cca-uk.com	Jemima Warrack Chandler Chicco Agency Tel: + 44 (0) 207 318 8308 Mob: + 44 (0) 7815 904975 e-mail: j.warrack@cca-uk.com

References:

1. Bonner J et al. Cetuximab (Erbitux™) Prolongs Survival in Patients with Locally Advanced Squamous Cell Carcinoma of the Head and Neck: A Phase III Study of High Dose Radiation Therapy with or without Cetuximab. *Proc Am Soc Clin Oncol* 2004.
2. Trigo J et al. Cetuximab (Erbitux™) monotherapy is active in patients with platinum-refractory recurrent/metastatic squamous cell carcinoma of the head and neck. *Proc Am Soc Clin Oncol* 2004; Vol 23: abstr 5502.
3. Vermorken J et al. Cetuximab (Erbitux ®) in recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN) refractory to first-line platinum-based therapies, Oral presentation, ASCO 2005, ID:5505
4. http:www-dep.iarc.fr/globocan/globocan.html. April 2002.
5. Bourhis J and Pinto H. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.
6. Forastiere A, Koch W, Trotti A, Sidransky D, et al. Head and neck cancer. N Engl J Med 2001:345(26),1890-1900.
7. Lefebvre J-L. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.




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September 5, 2005
Annual Congress of the European Society of Cardiology, Stockholm, Sweden
Hot Line Session: CIBIS III (Cardiac Insufficiency Bisoprolol Study III)

Merck KGaA: Beginning Chronic Heart Failure Treatment With Concor®COR (Bisoprolol) Is as Clinically Beneficial as Starting With Enalapril; May Offer Survival Benefit

Published online in Circulation, the official journal of the American Heart Association, September 4, 2005*
Results of first prospective, randomized study of different treatment-initiation strategies in heart failure patients: CIBIS III

Merck KGaA announced today that results of a clinical trial involving 1,010 patients with chronic heart failure showed that initiating treatment with Concor®COR (bisoprolol, a β_1-selective beta-blocker) and adding an ACE-inhibitor (enalapril) after six months was clinically comparable to starting with an ACE-inhibitor and adding Concor®COR after six months, in terms of combined mortality or hospitalization.

Initiating therapy with Concor®COR rather than with the ACE-inhibitor enalapril showed a similar incidence of the primary endpoint of all-cause death or hospitalization with a favorable trend toward mortality reduction during the monotherapy phase and during the first year of treatment. The trial, conducted at 128 centers in 20 countries, was sponsored by Merck KGaA.

These are the main results of CIBIS III (Cardiac Insufficiency Bisoprolol Study III), the first large prospective study to compare starting treatment with a beta-blocker rather than with an

* DOI: 10.1161/CIRCULATIONAHA.105.582320

Merck KGaA · Germany
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ACE-inhibitor. The study results were presented today during the Hot Line Session of the European Society of Cardiology Congress in Stockholm, Sweden.

"While current guidelines recommend initiating treatment with an ACE-inhibitor and then adding a beta-blocker, this strategy is based on tradition and not evidence," said Professor Ronnie Willenheimer, director of the Research Unit at the Department of Cardiology, University Hospital Malmö, Sweden, and co-chairman of the CIBIS III steering committee. "There has been no appropriate evidence on which to make this critical decision on how to best initiate treatment of chronic heart failure. CIBIS III addresses this vitally important clinical question."

The trend towards a benefit of a bisoprolol-first strategy in relation to early survival may be clinically important, Professor Willenheimer said. "To date, studies of heart failure have focused on the benefits of combination (add-on) therapy in chronic management of progressive heart failure, where significant advances have been made. However, during the initial treatment of chronic heart failure, the risk of sudden death is high. At this early stage, when patients cannot be given combinations of several drugs, beta-blockade may be particularly valuable in improving survival through its action on the sympathetic nervous system."

In CIBIS III, the survival benefits of early beta-blocker treatment were somewhat in contrast with increased hospitalization due to worsening of heart failure. "This was probably due to the known biphasic action of a beta-blocker seen in some patients with a slight and brief initial worsening followed by improvement. It is an issue that can be addressed by greater experience in starting with the beta-blocker and by a better identification of patients who are potentially more sensitive to such an adverse outcome during initiation of beta-blocker therapy," Professor Willenheimer said.

Implications of CIBIS III for starting heart failure treatment

Professor Philippe Lechat, Service de Pharmacologie, Hôpital Pitié-Salpêtrière, Paris, France, and chairman of the CIBIS III steering committee, said that for the first time clinicians have a large, randomized study on which to make evidence-based decisions when initiating treatment of heart failure.



"Until now, the sequence of starting drugs in heart failure (i.e. diuretic plus ACE-inhibitor followed by beta-blocker) has reflected the situation where ACE-inhibitors were the first to demonstrate their beneficial effects," said Professor Lechat. "CIBIS III shows that beta-blockade can be safely used to start therapy and, following the addition of an ACE-inhibitor, will produce similar efficacy and safety in chronic management to a regimen in which the ACE-inhibitor precedes the beta-blocker. Clearly, the underlying mechanism of the beta-blocker may offer advantages in early treatment where sympathetic nervous system activity is particularly important."

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About CIBIS III

A total of 1,010 patients with a mean age of 72 years, mild-to-moderate chronic heart failure (NYHA class II and III) and left ventricular ejection fraction (LVEF) ≤ 35% were randomized to bisoprolol (target dose 10 mg o.d.) or enalapril (target dose 10 mg b.i.d.) for 6 months followed by combination therapy for 6-24 months. By the end of the study, there were no clinically significant differences in the efficacy or tolerability of the two treatment arms (measured by a combined endpoint). In addition, analysis suggested a potential benefit on survival with a 28% mortality reduction during the Concor®COR monotherapy phase and 31% mortality reduction during the first year of treatment. Although non-significant from a strictly statistical point of view, these results may argue in favor of initiating therapy with a beta-blocker.

About Chronic Heart Failure

Chronic heart failure has become one of the largest medical and epidemiological problems. In terms of five-year survival after diagnosis, CHF is more deadly than most cancers. Its prevalence is increasing rapidly, due to the aging population and the much-publicized diabetes and obesity epidemics. It affects approximately 18.5 million individuals (7 biggest markets: US, Jap, F, UK, Ger, It, Sp); and this number may increase to 33.2 million by 2015, according to Datamonitor (2005). Moreover, CHF treatment is associated with high costs. The estimated direct


MERCK

and indirect costs of heart failure in the United States are US $ 27.9 billion in 2005 (AHA's 2005 Statistical Update).

Reference

1. Willenheimer R, Lechat P, van Veldhuisen DJ, Silke B, Erdmann E, Follath F, Krum H, Ponikowski P. Effect on survival and hospitalization of initiation of treatment for chronic heart failure with bisoprolol followed by enalapril compared to the opposite sequence: results of the randomized CIBIS-III trial. Abstract European Society of Cardiology, Stockholm, 2005.

About Concor®COR

Merck KGaA is the maker of Concor®COR (bisoprolol), one of the world's leading β_1-selective beta-blockers. It is indicated in chronic heart failure (CHF) management, currently on top of ACE inhibition.

Concor®COR has pioneered clinical development of beta-blockers in CHF. The landmark study CIBIS II contributed to establish beta-blockers such as bisoprolol as a leading treatment option in CHF: bisoprolol reduces mortality by 34% as well as a reduction in hospitalization, improvement of NYHA class and reduction of heart failure worsening.



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September 14, 2005

Merck KGaA Purchases Spanish Pharmaceutical Business Prasfarma

Merck KGaA announced today that its Spanish subsidiary Merck Genericos SL has purchased the pharmaceutical business of Prasfarma from Almirall Prodesfarma SA, for EUR 20 million, including inventories and other working capital. "A key element of our strategy in Europe is to expand in fast growing Southern European markets like Spain," said Didier Barret, Head of Merck Generics in Europe.

The purchase includes related industrial assets of the Almirall Group and is expected to be completed before the end of this year. Prasfarma's total sales in 2004 amounted to EUR 13 million, including about EUR 2 million from contract manufacturing. Co-promotion rights for Campto® (irinotecan) are not subject to the transaction and will remain with Almirall. All of the 55 employees involved with the Prasfarma business are expected to transfer to Merck providing continuity to the commercial and industrial activities.

"Prasfarma, with its respected name, an established product portfolio and well-trained staff, will provide immediate resources to fund the launch of Merck products in Spain," said Alberto Bueno, Managing Director of Merck Farma y Química. "As we launch new generic products in oncology and other hospital-related treatments aimed at specialist physicians, Merck will be able to take full advantage of this important new distribution channel."

Prasfarma, founded in 1991 and located in Barcelona, is a wholly owned subsidiary of Almirall, a leading pharmaceutical company in Spain. Prasfarma's focus is selling uro-oncology treatments to specialists and hospitals via an experienced, dedicated field force. According to a recent survey involving specialist physicians, Prasfarma ranked among the top three oncology companies in Spain.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek, Walter W. Zywottek




MERCK

Prasfarma's management will remain in place and its activities will be folded into the existing pharmaceutical business of Merck in Spain.

About Almirall

Almirall focuses its research on therapeutic areas related to the treatment of asthma, COPD, psoriasis and rheumatoid arthritis. It is currently present in more than 100 countries with its own products and licensed products from other companies. The company is strengthening its direct presence in Europe and Latin America via affiliates. Almirall's aim is to consolidate its position by focusing on strategic business areas both through its own R&D products and through licensing agreements. For more information please visit: www.almirall.es

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September 19, 2005

Merck KGaA Establishes International Respiratory Medicines Business

Merck KGaA of Darmstadt, Germany, announced today that it has established an international respiratory medicines business field in order to consolidate its expertise and, thus, to better compete in this strategically important therapeutic area.

The announcement was made at the European Respiratory Society's 15th Annual Congress being held in Copenhagen, Denmark from September 17-21. The new respiratory business field is under the umbrella organization of the Merck Generics division, the world's third-largest generics company with operations across Europe, the Americas and the Asia/Pacific region.

"Merck Respiratory aims to be a leading provider of effective respiratory medicines, improving the lives of patients with asthma and chronic obstructive pulmonary disease," said Hank Klakurka, President of Merck Generics. "We intend to create a full range of respiratory products underpinned by innovative, affordable and easy-to-use delivery devices."

Merck Respiratory has been working with Innovata plc to develop respiratory medicines using Innovata's patented inhaler, Clickhaler®, a single-dose, dry-powder device.

Merck Respiratory already has gained marketing authorizations for its Budesonide Clickhaler® for the treatment of asthma and Formoterol Clickhaler®, for the treatment of asthma and COPD, in a number of European markets. Further approvals in other major European Union markets are anticipated in the coming months. In addition, further applications to health authorities for approval of additional innovative inhaler devices are imminent.

Merck KGaA · Germany

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In North America, Dey Inc. in Napa, California, is Merck Generics' well-known specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases and respiratory related allergies. Its best-known products are DuoNeb®, an Ipratropium/Salbutamol nebule for the treatment of COPD, and EpiPen®, an auto-injector for the emergency treatment of life-threatening allergic reactions. (for more information, see: www.dey.com)

Clickhaler® is a trade mark of Innovata Biomed Ltd, the respiratory division of Innovata plc.

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September 29, 2005

Merck KGaA and Takeda to Co-Develop and Co-Promote Matuzumab Cancer Treatment

Agreement Covers the World's Major Pharmaceutical Markets

Merck KGaA and Takeda Pharmaceutical Company Limited announced today that they have entered into a co-development and co-commercialization agreement for Merck's matuzumab (development code: EMD 72000), a humanized monoclonal antibody for the treatment of cancer.

Under the agreement, Merck will receive an up-front payment of EUR 60 million, which will be booked in the third quarter of 2005. In addition, Merck will receive significant milestone payments. The companies have a formula for splitting profits, with Merck booking matuzumab sales in all regions except Japan. Matuzumab was developed by Merck and currently is in Phase II clinical trials in patients with non-small cell lung, gastric and colorectal cancers.

Merck decided to enter into a cooperation with Takeda in order to put more resources and expertise toward this important product for the treatment of cancer. Takeda's experience and commitment in the field of oncology makes it a perfect fit with Merck.

"This collaboration with Takeda, Japan's largest pharmaceutical company, will allow us to move ahead quickly with development and commercialization of this potentially important product for cancer patients," said Elmar J. Schnee, President of Merck Ethical Pharmaceuticals. "Our complementary strengths in clinical development and commercialization will help us bring matuzumab to cancer patients around the world."



The two companies will collaborate on development and commercialization efforts in the major pharmaceutical markets of the world, excluding Australia and Latin America.

Merck's Other Oncology Activities

Matuzumab is Merck's second EGFR (epidermal growth factor receptor)-specific monoclonal antibody aimed at fighting cancerous tumors. Merck gained Swissmedic approval of Erbitux for the treatment of colorectal cancer in November 2003 followed by European Union approval in June 2004. Erbitux is now approved in more than 40 countries within Merck's marketing territory. Merck submitted applications to the EMEA and Swissmedic on August 30, 2005, for the use of Erbitux to treat head and neck cancer. Merck's second-quarter sales of Erbitux amounted to EUR 52 million.

Merck focuses on four therapeutic technology platforms in oncology:

- EGFR-targeting monoclonal antibodies that may block tumor growth;
- Immunocytokines that may provide local stimulation of the immune system;
- Angiogenesis inhibitors that may starve tumors of the blood supply they need to grow and spread; and
- Cancer vaccines that may stimulate a specific immune response against tumors.

Matuzumab Clinical Trials

Data from clinical trials involving matuzumab presented at the American Society of Clinical Oncology conference in May 2005 included:

- Advanced non-small cell lung cancer (NSCLC). Response to treatment with matuzumab and paclitaxel was not reliant on mutations in the kinase domain of the EGFR.[1] These mutations are found in about 2 percent to 25 percent of NSCLC patients and some research has shown that the efficacy of EGFR tyrosine kinase inhibitors is correlated with the presence of mutations, whereas matuzumab appears not to rely on this mutation, based on the data presented.
- Advanced esophago-gastric adenocarcinoma. Preliminary results from two studies indicate that the combination of matuzumab and two commonly used chemotherapy regimens – cisplatin, 5-fluorouracil and leucovorin (PFL), and epirubicin, cisplatin and capecitabine (ECX) – appear to be well tolerated in the first-line setting.[2,3]

1. Oechsle K et al. Proc Am Soc Clin Oncol, Orlando, Florida, 2005: abstr 8166.
2. Trarbach T et al. Proc Am Soc Clin Oncol, Orlando, Florida, 2005: abstr 3156.
3. Cunningham D et al. Presented at ASCO, Orlando, Florida, 2005: abstr 4001.





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October 6, 2005

Merck KGaA Subsidiary Enters Agreement With Forest and Lundbeck for Authorized Generic of Lexapro in the U.S.

Merck KGaA announced today that its Australian generic-medicines subsidiary Alphapharm Pty Ltd. has entered into a settlement agreement with Forest Laboratories Inc. of New York, NY and its licensing partner Lundbeck A/S of Denmark, regarding pending patent litigation in United States District Court, over Forest's blockbuster antidepressant product, Lexapro® (escitalopram oxalate).

Subject to the terms of the settlement and review by the U.S. Federal Trade Commission, Alphapharm will be appointed as Forest's exclusive distributor of generic versions of Lexapro in the United States, and will enter into a consent judgment with respect to the patent litigation. Merck KGaA's newest subsidiary, Genpharm, L.P. in New York, will market the product under agreed launch scenarios, upon either market entry by a generic competitor or two weeks prior to patent expiration.

Alphapharm will pay Forest a portion of the profit from the generic sales of Lexapro. In addition, Forest and Lundbeck will reimburse certain of Alphapharm's legal costs in connection with the patent litigation.

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October 25, 2005

Q3/2005: Merck KGaA Profit After Tax Jumps 53% to EUR 185 Million

- **Sales rise 8.8%, Operating Result increases 36% with all divisions contributing**
- **Erbitux® Q3 sales again exceed expectations, reach EUR 59 million**
- **Liquid Crystals sales advance 40% to EUR 199 million**

Merck Group sales rose by 8.8% to EUR 1,472 million in the third quarter, with all six divisions – led by Liquid Crystals and Ethicals – making positive contributions to this growth.

Income of EUR 60 million from Takeda Pharmaceutical and EUR 10 million from Organon boosted an already excellent operating result to EUR 291 million, a 36% increase. Return on sales (ROS: operating result/sales) rose to 19.7% from 15.8% while return on capital employed (ROCE) improved to 26.4% from 20.0%.

Under exceptional items, Merck made a settlement of EUR 10 million to resolve a dispute with an Electronic Chemicals customer. Another EUR 3.1 million involved legal fees. Earnings before interest and tax (EBIT) increased 31% to EUR 277 million from the year-ago figure of EUR 212 million. Merck's financial result continued to improve, declining 35% to just EUR –11 million.

Profit before tax rose 37% to EUR 267 million from EUR 195 million the year before. Profit after tax increased 53% to EUR 185 million from EUR 121 million as Merck's underlying tax rate remained at a lower level, dropping to 30.0% in the third quarter of 2005 compared to 38.1% in the year-ago quarter.

The number of Merck employees worldwide decreased 0.2% to 28,888 as of September 30, 2005, compared to the same date last year.

Merck KGaA · Germany

Investor Relations
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Partnership limited by shares
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Chairman of the Supervisory Board:
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Executive Board and General Partners:
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Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
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MERCK

Highlights

Erbitux sales in the third quarter amounted to EUR 59 million, a 15% increase compared to sales of EUR 52 million in the second quarter of 2005. Merck launched Erbitux in the European Union in July 2004 and now has marketing authorization for this targeted cancer treatment in 45 countries around the world, with Guatemala, Panama, Bulgaria, Ecuador, Malaysia and the Philippines joining the growing list during the third quarter.

Liquid Crystals Division sales jumped 40% to a record EUR 199 million in the third quarter compared to the year-ago quarter, driven mainly by demand for large-screen televisions. Compared to the second quarter of this year, third quarter sales were up 8.6%, indicating the liquid crystal display (LCD) market has picked up significantly. Despite a 50% jump in research and development expenses and continued ramping up of the new production facility in Darmstadt, the division's third quarter operating result improved by 34% to EUR 92 million – also a record. ROS declined slightly year-on-year but was still at a very good 46.4%, well above the 42.7% in the previous quarter.

Outlook

Merck's third quarter sales of Erbitux reached EUR 59 million and nine-month sales totaled EUR 153 million, leading the company to expect that full-year sales should exceed EUR 200 million.

As expected, the sales growth rate of the Liquid Crystals division picked up in the third quarter and recent public statements by leading LCD manufacturers would indicate that this trend should continue for at least the next several months. The division's second quarter return on sales did not quite meet the very high expectations set for it but ROS for the third quarter, 46.4%, is moving in the right direction.

Merck expects its positive business development trend to continue and is upgrading its guidance for the full year. The company is confident that sales for the Group, excluding VWR International, should have a growth rate in the high single-digit range. The full-year operating result should improve by a double-digit rate compared to last year.

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Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
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Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:

This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.



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November 2, 2005

Merck KGaA Advances Phase III Clinical Trial Program for Erbitux

Phase III recruitment completed in study to explore survival benefits for Erbitux® (cetuximab) in first-line treatment of advanced colorectal cancer

Merck KGaA announced today at the 13th Annual European Conference on Clinical Oncology (ECCO) that recruitment has been completed for its global phase III clinical trial, CRYSTAL, examining first-line use of the targeted cancer therapy Erbitux® in the treatment of metastatic colorectal cancer (mCRC).

The study involves 1,212 patients who have received no prior chemotherapy apart from the adjuvant (post-surgery) setting. Erbitux, the first-in-class IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR), is currently approved for patients with mCRC where prior irinotecan-based chemotherapy failed.

In the phase III study, patients with mCRC were randomized to receive either Erbitux in combination with 5-fluorouracil (5-FU) and folinic acid (FA) plus irinotecan or 5-FU/FA plus irinotecan alone. The patients were recruited at 189 centers worldwide, including Europe, Australia, South Africa, Latin America and Asia. Recruitment began in August 2004 and was completed earlier than expected. The primary endpoint of the study is progression-free survival. Secondary endpoints are overall survival, response rate, quality of life and safety.

Erbitux blocks the EGFR, which is responsible for tumor growth and spread and is often linked to poor prognosis. EGFR is expressed in various tumor types.[1-3] By blocking the EGFR, Erbitux works on cancer cells in several ways to inhibit growth, invasion and spread (metastases) of the tumor, repair to cancer cells and angiogenesis (blood supply to the tumor).



"With five-year survival reported at only 3 percent in patients with metastatic colorectal cancer, there is a real need to concentrate efforts on clinical development programs that may improve treatment options and long-term outcomes for these patients," said Professor Eric Van Cutsem of the University Hospital Gasthuisberg in Leuven, Belgium, and CRYSTAL lead investigator. "Preliminary studies of Erbitux in the first-line setting are showing consistently high response rates and some very promising outcomes. It is now important to establish how introducing Erbitux earlier in the treatment strategy may benefit patients in the long-term."

Also announced at ECCO, being held this year in Paris, are the results of an independent expert review of the ACROBAT study (phase II study of Erbitux in combination with FOLFOX-4 in the first-line treatment of 42 patients with mCRC). The independent expert review confirmed a response rate of 79 percent (investigator assessment was 81 percent).[4]

The expert review also confirmed that 10 patients (23 percent) whose cancer had spread beyond the bowel became eligible to receive surgical resection for previously inoperable liver metastases. Nine of these patients (21 percent) had a R_0 resection.[4] Surgical resection of metastases with curative intent provides the best hope for five-year survival.[5] For patients who have not had surgery and who are treated with the best available chemotherapy without Erbitux, median survival is approximately 20 months.[6]

Ongoing clinical trial program

"The CRYSTAL study is part of an extensive phase III global clinical trial program for Erbitux and an important milestone for Merck," said Dr. Bernhard Ehmer, Vice President of Merck's Business Area Oncology. "Our continued investment in research mirrors our confidence in Erbitux and commitment to advancing treatment options for patients with cancer."

Merck's phase III global, multi-center clinical trial program involves approximately 5,000 patients and is investigating the use of Erbitux in mCRC in combination with best available chemotherapies – irinotecan- and oxaliplatin-based – in the first- and second-line setting as well as first-line settings in non-small-cell lung cancer (NSCLC) and squamous cell carcinoma of the head and neck (SCCHN).

Merck KGaA also supports the independently run COIN study, a phase III trial conducted by the Clinical Trials Unit of the Medical Research Council, United Kingdom, that involves 2,400 patients. The COIN study comprises three arms: continuous oxaliplatin-based chemotherapy



(control), continuous oxaliplatin-based chemotherapy with Erbitux, and intermittent oxaliplatin-based chemotherapy in the first-line treatment of mCRC. In addition, Merck supports an independently run European inter-group study led by the FFCD (Fédération Francophone de Cancérologie Digestive) in collaboration with the EORTC (European Organisation for Research and Treatment of Cancer) and with the national groups involved in the PETACC (Pan-European Trials in Alimentary Tract Cancer) structure: PETACC-8. This controlled phase III trial investigates the efficacy of Erbitux when given in combination with the FOLFOX-4 regimen as adjuvant treatment of fully resected stage III colorectal cancer patients. PETACC-8 will recruit 2,000 patients and starts at the end of the year.

The benefits of Erbitux in various EGFR-expressing tumor types continue to be studied, not only in CRC, SCCHN and NSCLC but also in pancreatic and rectal cancers. A marketing authorization application was submitted by Merck KGaA on 30 August 2005 to Swissmedic and the European Medicines Agency (EMEA) for approval to extend the use of Erbitux in the treatment of head and neck cancer.

About colorectal cancer
Colorectal cancer (CRC) is the third most common malignancy worldwide.[7] In Europe alone, more than 360,000 people developed the disease in 2000, accounting for 12 percent of the total cancer burden and around 190,000 deaths.[8] In early disease, surgery alone may be curative, but because symptoms are often vague about 25 percent of patients first present with disease that has already metastasized. In addition, 40–50 percent of newly diagnosed patients eventually develop metastases. Few such patients survive beyond five years.[9]

About Erbitux
Erbitux® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 47 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia and the Philippines for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, and the Philippines Erbitux is also approved for single agent use.



About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer. The company, in collaboration with Biomira Inc. of Edmonton, Alberta, Canada, is also investigating BLP25 Liposome Vaccine (L-BLP25) for use in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA.

For further materials or to arrange an interview with an investigator, please contact:

Rachel Cummings	Jemima Warrack
Chandler Chicco Agency	Chandler Chicco Agency
Tel: + 44 (0) 207 318 8322	Tel: + 44 (0) 207 318 8308
Mobile: +44 7787 523 123	Mob: + 44 (0) 7815 904975
e-mail: r.cummings@cca-uk.com	e-mail: j.warrack@cca-uk.com

Your Investor Relations Team:

Dr. Christian Raabe Tel.: +49 6151 72-6295

Sascha Becker Tel.: +49 6151 72-3321

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

References:

1. Ciardiello F, Tortora G. Anti-epidermal growth factor receptor drugs in cancer therapy. *Expert Opinion on Investigational Drugs* 2002; 11(6):755-768
2. Baselga J. Why the Epidermal Growth Factor? The rationale for cancer therapy. *The Oncologist* 2002;7 Suppl 4: S2-8.
3. Baselga J et al. The EGFR as a target for anti-cancer therapy – focus on cetuximab. *Eur J Cancer* 2001; 37 (Suppl 4): S16-S22.
4. Cervantes A et al. Phase II study of cetuximab plus FOLFOX-4 in first-line setting for epidermal growth factor receptor (EGFR)-expressing metastatic colorectal cancer (mCRC). Presented at ECCO-ESTRO, 2005, abstract No 642.
5. Folprecht G et al. *Ann Oncol* 2005, in press.
6. Saad ED, Hoff PM. Chemotherapy of Metastatic Colorectal Cancer. Curr Treat Options Gastroenterol 2005; 8(3): 239–247.
7. Parkin DM et al. Estimating the world cancer burden. GLOBOCAN 2000. *Int J Cancer* 2001; 94(2): 153–156.
8. Ferlay J et al. GLOBOCAN 2002: Cancer Incidence, Mortality and Prevalence Worldwide IARC Cancer Base No. 5. version 2.0, IARC Press, Lyon, 2004
9. Cunningham D, Findlay M. The chemotherapy of colon cancer cannot be ignored. *Eur J Cancer* 1993; 29A: 2077–2079.



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November 16, 2005

Merck KGaA: Independent Review Confirms Erbitux Improves Overall Survival and Locoregional Control in Head and Neck Cancer

Adding Erbitux to radiotherapy improves median survival by 19.7 months and median duration of locoregional control by 9.5 months compared to radiotherapy alone

Merck KGaA today announced independently reviewed results from an international, randomized phase III study examining Erbitux® (cetuximab), an IgG1 monoclonal antibody, combined with radiotherapy in patients with locally advanced squamous cell carcinoma of the head and neck (SCCHN).

The study demonstrated that the addition of Erbitux to radiotherapy resulted in a 19.7-month improvement in median survival when compared to radiotherapy alone and a 9.5-month improvement in median duration of locoregional control, or the prevention of the spread of cancer beyond the head and neck region. Both results were statistically significant. This is the longest survival improvement ever observed in locally advanced SCCHN compared with any randomized study with more than 100 patients per arm investigating chemoradiotherapy versus radiotherapy alone.

These results were presented today at the AACR-NCI-EORTC* International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia, Pennsylvania.

At a median follow-up of 45 months, radiotherapy plus Erbitux compared to radiotherapy alone prolonged overall survival, representing a 26 percent reduction in the risk of death (p =

*AACR: American Association for Cancer Research; NCI: US National Cancer Institute; EORTC: European Organisation for Research and Treatment of Cancer

Merck KGaA · Germany

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0.03). The median survival with radiotherapy plus Erbitux was 49.0 months versus 29.3 months for radiotherapy alone. In addition, there was an advantage for the Erbitux regimen over radiotherapy alone in the 3-year (56.1 percent versus 45.0 percent) survival rate ($p < 0.03$ for all comparisons).

Treatment of patients with Erbitux plus radiotherapy resulted in a 32 percent reduction in the risk of locoregional recurrence compared to radiotherapy alone (hazard ratio, 0.68; p=0.005) and a median duration of locoregional control of 24.4 months versus 14.9 months.

Erbitux did not significantly increase the radiotherapy-associated toxicities. The incidence of grade 3 or greater toxicity, including mucositis, which often precludes combining chemotherapies with radiation, did not differ significantly between the treatment arms.

Head and neck cancers comprise around 6 percent of all cancers world wide (excluding non-melanoma skin cancers) and 10 percent of male cancers in the European Union.[1] In most countries, they are more common in males than in females and in people aged 50 and over.[1] Head and neck cancers are linked to tobacco and alcohol use.[2] In Europe, approximately 100,000 new cases of head and neck cancer are diagnosed each year, including cancers of the tongue, mouth, pharynx, and larynx, and more than 39,000 deaths occur.[1]

"Radiation therapy is the mainstay of treatment in this disease type, and is typically supplemented by chemotherapy," said James Bonner, M.D., University of Alabama, principal investigator for the study. "The use of chemo radiotherapy, however, is counterbalanced by increased and often prohibitive toxicity. These data show a consistent and clinically meaningful advantage to adding Erbitux to radiation therapy, without demonstrating those toxicities commonly associated with concurrent chemotherapy and radiotherapy, and may represent a new option for patients with this disease."

This study and other Erbitux study data are included in regulatory applications in various countries. Merck KGaA has submitted a marketing authorization application to the European Medicines Agency (EMEA), the pharmaceutical regulatory body of the EU, and to Swissmedic, the Swiss agency for therapeutic products. The US application submitted at the same time by ImClone Systems Inc. was granted priority review, a designation given to drugs that potentially offer a significant therapeutic advance over existing therapies for serious or life-threatening diseases. Based on the priority review designation, the US Food and Drug



Administration (FDA) has until March 1, 2006, to take action on the supplemental Biologics License Application filing. Erbitux is currently licensed for metastatic colorectal cancer that has progressed following prior treatment with irinotecan chemotherapy. Erbitux gained its first approval for metastatic colorectal cancer in Switzerland in December 2003.

About the Phase III Study

The phase III trial (EMR 62-202-006, IMCL-9815) included 424 patients with advanced squamous cell carcinoma of the oropharynx (area of the throat at the back of the mouth), larynx (voice box) or hypopharynx (cavity at the back of the mouth that opens into the esophagus) that has spread through the head and neck region. Patients were randomized to receive radiotherapy plus weekly Erbitux therapy (n=211) or radiotherapy alone (n=213) for up to 8 weeks.[3] Initial findings from the study 006/9815 were presented at the American Society of Clinical Oncology (ASCO) annual meeting in 2004.[3]

About ERBITUX

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 47 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel; Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia and the Philippines for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, and the Philippines Erbitux is also approved for single agent use.

Erbitux is also being investigated as monotherapy in metastatic and/or recurrent SCCHN, i.e. cancer that has spread beyond the head and neck to other parts of the body or has progressed despite treatment with chemotherapy. In a phase II study of 103 patients for whom prior chemotherapy failed, Erbitux monotherapy was administered.[4] In this advanced patient population, Erbitux monotherapy demonstrated a median survival of 5.9 months compared to 3.4 months seen in a retrospective study of a comparable patient population.[4]

About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer. Merck KGaA has also recently acquired the rights for the cancer treatment UFT® (tegafur-uracil) – an oral chemotherapy administered with folinic acid (FA) for the first-line treatment of metastatic colorectal cancer.

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Merck KGaA, in collaboration with Biomira Inc. of Edmonton, Alberta, Canada, is also investigating BLP25 Liposome Vaccine (L-BLP25) for use in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA.

References:

1. www-dep.iarc.fr April 2002.
2. Bourhis J and Pinto H. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.
3. Bonner J et al. Cetuximab (Erbitux) prolongs survival in patients with locally advanced squamous cell carcinoma of the head and neck: A phase III study of high dose radiation therapy with or without cetuximab. *Proc Am Soc Clin Oncol* 2004.
4. Vermorken J et al. Cetuximab (Erbitux®) in recurrent/metastatic (R&M) squamous cell carcinoma of the head and neck (SCCHN) refractory to first-line platinum-based therapies. *Proc Am Soc Clin Oncol* 2005.

Your Investor Relations Team:

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November 17, 2005

Merck KGaA Announces Intent to Issue a Bond

Merck KGaA announced today that it intends to issue a Euro-benchmark bond in the debt capital markets. This is the first time that Merck will tap the European capital market to meet its liquidity needs. This issue implements a significant part of the company's long-term financing strategy, one of the goals of which is to diversify Merck's refinancing sources. The bond will be used for general corporate purposes and replaces expiring bilateral credit lines provided to date by banks. Overall, the transaction will improve the maturity structure of finance commitments. At the same time, Merck intends to use the current favorable market conditions to attract new investors.

ABN AMRO, Citigroup, and Dresdner Kleinwort Wasserstein have been engaged as joint lead managers for the bond. The transaction will be presented to interested investors in Europe over the coming days. Depending on the market situation, the bond should be issued in the near future. The bond will be issued by Merck-Finanz AG, which is domiciled in Luxembourg, and guaranteed by Merck KGaA.

Merck KGaA is rated Baa1 by Moody's and BBB+ by Standard & Poor's, with a stable outlook in both cases.

Your Investor Relations Team:
Dr. Christian Raabe Tel.: +49 6151 72-6295
Sascha Becker Tel.: +49 6151 72-3321
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany
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November 18, 2005

Merck KGaA Acquires Survac ApS, Danish Biotech Company

Merck KGaA announced today that it has acquired the Danish biotechnology company Survac ApS for EUR 11 million to gain access to novel technologies for the treatment of cancer. The acquisition is expected to be completed this year.

The founders of Survac have developed a technology to identify and modify peptides that are useful for therapeutic cancer vaccines. The acquisition includes all intellectual property owned by Survac, including a broad patent portfolio in the area of proteins that are essential for the survival of cancer cells and, thus, are ideal targets for cancer treatments.

In exploratory clinical trials, the lead candidate was able to generate strong immune response to cancer cells in patients without the need for elaborated delivery technologies or specialized adjuvants.

"A key element of Merck's strategy in oncology is to expand our clinical pipeline of innovative, targeted cancer treatments and Survac's lead candidate already shows highly encouraging results in exploratory clinical trials," said Dr. Wolfgang Wein, Senior Vice President responsible for Merck's Commercial Unit Oncology. "The fit with Merck is excellent, as we already have clinical and production know-how in cancer vaccines and peptides."

Merck KGaA will integrate Survac's activities into its research and development organization and intends to initiate pre-clinical development of the first product in 2006.
Survac ApS was founded in 2003 in Copenhagen with financial support from a consortium of Danish venture capital firms. The company's business is run on a virtual basis in collaboration with leading European academic institutes and clinics.

Merck KGaA · Germany

Investor Relations
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Chairman of the Supervisory Board:
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Executive Board and General Partners:
Bernhard Scheuble (Chairman),
Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek, Walter W. Zywottek



Your Investor Relations Team:

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November 22, 2005

Merck KGaA Announces New Leadership

- **Dr. Michael Roemer is named chairman of the executive board with immediate effect.**
- **Former chairman of the executive board Prof. Dr. Bernhard Scheuble leaves the company.**
- **Elmar Schnee joins the executive board and will be responsible for the Pharmaceutical Business Sector.**

The Chairman of the Executive Board of E. Merck OHG, Jon Baumhauer, announced that the board unanimously decided to name Dr. Michael Roemer, 59, as chairman of the executive board of Merck KGaA with immediate effect. Dr. Roemer will maintain his current responsibility for production, engineering, corporate purchasing, environmental issues and logistics sectors.

Vice Chairman of the Executive Board of E. Merck OHG, Dr. Frank Stangenberg-Haverkamp, stated: "With Michael Roemer we have appointed a chairman, who in his 27 years with the company, has built a great reputation widely recognized internally and externally. We are pleased that he will lead the company into the next management generation."

Prof. Dr. Bernhard Scheuble, 52, is resigning with mutual agreement with immediate effect. Jon Baumhauer, spokesman for the Merck family, said, "In the 24 years that Professor Scheuble worked for our company, he achieved an impressive growth in our corporate value and created new jobs. We are thankful for his great contribution and wish him well for the future."

Merck KGaA · Germany

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Chairman of the Supervisory Board:
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Michael Römer (Vice Chairman),
Michael Becker, Thomas Schreckenbach,
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MERCK

Also with immediate effect, Elmar Schnee, 46, will become a member of the executive board of Merck KGaA and will be responsible for the Pharmaceutical Business Sector, which until now was also led by Professor Scheuble. Schnee has broad experience in the pharmaceutical business and accomplished extraordinary achievements in various markets especially in France. He will keep his responsibility for the Pharma Ethicals division for the time being.

Your Investor Relations Team:
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November 25, 2005

Merck KGaA Debut Euro Benchmark Bond Successfully Launched

Merck KGaA today successfully launched its debut Euro Benchmark Bond in the European debt capital market. The issue has a size of EUR 500 million and a maturity of seven years. The bond pays a coupon of 3.75 percent and was issued at a price of 99.716 percent. This corresponds to a spread of 47 basis points over Mid-Swaps. The bond will be listed on the Luxembourg Stock Exchange.

The bond issue generated strong international demand, with the majority being placed in Germany, France, the UK, Benelux and the remainder being spread among investors in the rest of Europe and Asia. The transaction achieved a well-diversified distribution among a wide range of institutional investors such as fund managers, insurance companies, pension funds and banks.

Proceeds of the transaction will be used for general corporate purposes and the issue will replace expiring bilateral credit lines provided to date by banks. In addition, the transaction will improve the maturity structure of finance commitments. At the same time, Merck used the current favorable market conditions to attract new investors.

Joint lead managers for the transaction are ABN AMRO, Citigroup, and Dresdner Kleinwort Wasserstein. The bond will be issued by Merck-Finanz AG, which is domiciled in Luxembourg, and guaranteed by Merck KGaA.

Merck KGaA is rated Baa1 (positive outlook) by Moody's and BBB+ by Standard & Poor's (stable outlook).

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Peter Zühlsdorff

Executive Board and General Partners:
Michael Römer (Chairman),
Michael Becker, Thomas Schreckenbach,
Jan Sombroek, Walter W. Zywottek,
Elmar Schnee (deputy member)

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Your Investor Relations Team:

Dr. Christian Raabe	Tel.: +49 6151 72-6295
Sascha Becker	Tel.: +49 6151 72-3321
Dr. Monika Buttkereit	Tel.: +49 6151 72-2584
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December 22, 2005

Merck KGaA Receives Approval for Erbitux in Head and Neck Cancer

Erbitux approval by Swissmedic paves way for first targeted treatment option for head and neck cancer patients.

Merck KGaA announced today that Swissmedic, the Swiss Agency for Therapeutic Products, has granted marketing authorization to extend the use of the targeted cancer therapy, Erbitux® (cetuximab), in combination with radiotherapy, for the treatment of head and neck cancer. This is the first approval of Erbitux for the treatment of head and neck cancer anywhere in the world.

An opinion by the European Medicines Agency (EMEA) is expected to follow, which could allow Erbitux to be made available as a treatment for head and neck cancer in all 25 member states of the European Union as well as Iceland and Norway in accordance with local legal regulations. Erbitux is already licensed for metastatic colorectal cancer in 48 countries.

The license indication by Swissmedic approves Erbitux for use in combination with radiotherapy for locally advanced squamous cell carcinoma of the head and neck (SCCHN), i.e. cancer that has not yet spread to other parts of the body. The marketing decision is based upon results from an international, randomized phase III study of 424 patients, where Erbitux combined with radiotherapy, improved median survival by 19.7 months and significantly reduced the risk of locoregional recurrence compared with radiation alone.[1] Results were recently endorsed by an analysis from an independent clinical review committee.

"We believe Erbitux is one of the most significant advances in the treatment of head and neck cancer in the last 30 years. This result exemplifies Merck's commitment to cancer patients and to those who care for them, at the same time highlighting the broad activity and



combinability of Erbitux," said Dr. Wolfgang Wein, Merck Senior Vice President Global Oncology Commercialization.

James A. Bonner, M.D., University of Alabama at Birmingham, principal investigator for the study stated, "Head and neck cancer is a challenging and increasingly prevalent cancer type. We need new therapeutic approaches for patients with advanced head and neck cancer, for whom treatment options have been limited in the past and chances of long-term survival can be poor. By offering the potential to improve control and significantly extend survival, the approval of Erbitux to treat head and neck cancer represents a major advance to addressing an escalating unmet medical need."

Head and neck cancer

Head and neck cancer is the sixth most frequently occurring cancer worldwide and is particularly prevalent in regions where smoking and alcohol consumption is high.[2] In Europe alone, around 100,800 people are diagnosed with head and neck cancer and almost 40,000 die from the disease every year[3] Head and neck cancer includes cancers of the tongue, mouth, salivary glands, pharynx, larynx, sinus, and other sites located in the head and neck area. About 90 percent of head and neck cancers are of the squamous cell variety[4] and almost 100 percent of these express EGFR, which is critical for tumor growth.[5] Although there have been significant improvements in chemotherapy and surgical techniques, the disease is often particularly challenging to treat since most patients present with advanced disease, have secondary tumors and suffer from other co-morbidities.[6]

About Erbitux

Erbitux is an IgG1 monoclonal antibody that blocks the epidermal growth factor receptor (EGFR), which is responsible for tumor growth and spread in many cancer types and is linked to poor prognosis. By blocking the EGFR, Erbitux works on cancer cells in several ways to inhibit growth, invasion and spread (metastases) of the tumor, repair to cancer cells and angiogenesis (blood supply to the tumor). Erbitux also enhances the effects of chemo- and radiotherapy. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately 5 percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization to treat colorectal cancer in 48 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia, Philippines




MERCK

and Taiwan for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, and the Philippines Erbitux is also approved for single agent use.

Erbitux continues to be studied as first-line treatment of recurrent and/or metastatic SCCHN in a Phase III study of 420 patients. Erbitux combined with standard chemotherapy (cisplatin or carboplatin plus 5-fluorouracil) is compared to cisplatin or carboplatin plus 5-fluorouracil alone. The primary endpoint is overall survival.

About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Your Investor Relations Team:

Dr. Christian Raabe	Tel.: +49 6151 72-6295
Sascha Becker	Tel.: +49 6151 72-3321
Dr. Monika Buttkereit	Tel.: +49 6151 72-2584
Susanne Zeichner	Tel.: +49 6151 72-3315

References:

1. Bonner J et al. Cetuximab (Erbitux®) Prolongs Survival in Patients with Locally Advanced Squamous Cell Carcinoma of the Head and Neck: A Phase III Study of High Dose Radiation Therapy with or without Cetuximab. *Proc Am Soc Clin Oncol* 2004.
2. Hunter KD et al. Profiling early head and neck cancer. *Nat Rev Cancer.* 2005 Feb; 5 (2): 127-35
3. www-dep.iarc.fr. April 2002
4. Bourhis J and Pinto H. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.
5. Forastiere A, Koch W, Trotti A, Sidransky D, et al. Head and neck cancer. *N Engl J Med* 2001:345(26), 1890-1900.
6. Lefebvre J-L. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.

MERCK

Q1 2006



Interim Report | 1st Quarter 2006

Cover photo
Darmstadt, Germany | Large facilities for liquid crystal production: In order to manufacture the wide diversity of substances, Merck has invested around € 250 million in a modern, organic polyproduction plant – the complete infrastructure required for operation is in place at corporate headquarters.

1st Quarter 2006

- Merck's 1st quarter results increase significantly on strong performances in both Pharmaceuticals and Chemicals

Sales:	+16% to € 1,576 million*
Operating result:	+46% to € 288 million
EBIT:	+37% to € 269 million
Profit before tax:	+45% to € 258 million
Profit after tax:	+51% to € 184 million

- Expectations for the full year:

Merck is upgrading its guidance for the full year. The company is confident that its sales and operating result for 2006 will increase at a double-digit rate.

* In order to harmonize accounting practices within the Merck Group, as of 2006 certain customer rebates previously reported as marketing and selling expenses now are reported as reductions in sales revenues. Figures for 2005 are adjusted accordingly.

Merck shares

The Merck share price rose 12% during the 1st quarter to € 78.43 on March 31, 2006, from € 69.95 on December 30, 2005. Germany's DAX Index rose 10% during the same quarter and the MDAX Index, which includes Merck, increased 19%. The low for the quarter of € 69.59 occurred on January 5. The high for the quarter, € 87.10, was recorded on February 2.

The Merck share compared to DAX/MDAX


160%
MDAX
DAX
Merck
140%
120%
100%
90%
April 2005
July
Oct.
Jan. 2006

Share data[1]

	1st Quarter 2006		Year 2005	
Earnings per share after tax and minority interest in €		0.95		3.45
Share price high in €	(Feb. 2)	87.10	(Aug. 2)	74.90
Share price low in €	(Jan. 5)	69.59	(Jan. 13)	48.45
Closing share price in €	(Mar. 31)	78.43	(Dec. 30)	69.95
Market capitalization in € million	(Mar. 31)	14,978	(Dec. 30)	13,357
Theoretical number of shares in millions[2]		191.0		190.9
Actual number of shares in millions		51.3		51.2

[1] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of € 133.3 million is divided into 51.3 million shares, the corresponding calculation for the general partner's capital of € 363.2 million leads to 139.7 million theoretical shares. The number of shares increased slightly due to stock options exercised in the 1st quarter (see page 29).

Merck Group

Merck Group sales in the 1st quarter rose nominally by 16% to € 1,576 million compared to € 1,359 million in the year-ago quarter. Sales grew organically by 14%. Divestments, mainly of the Electronic Chemicals business in the 2nd quarter of 2005, reduced sales by 2.7 percentage points. Positive currency effects added 4.6 percentage points.

During the 1st quarter, Merck acquired the Canadian crop bioscience company Agribiotics Holdings Inc. for approximately € 21 million, as announced on March 28. The purchase of the Danish biotech company Survac ApS for € 11 million, which was announced in November 2005, also was completed.

The Group's operating result jumped 46% to € 288 million from € 198 million. This increase was due entirely to the good business development of the company. Return on sales

Components of growth – Merck Group

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–March
Organic growth	14.1	–	–	14.1
Currency effects	4.6	–	–	4.6
Acquisitions/ divestments	–2.7	–	–	–2.7
Total	16.0	–	–	16.0

1st Quarter sales by business sector totaling € 1.6 billion


1%
8
560
35%
64%
1,008
€ million
Chemicals
Pharmaceuticals
Corporate and Other

(ROS: operating result/sales) increased to 18.3% from 14.6% while return on capital employed (ROCE) rose to 25.9% from 18.4%.

As was widely reported in the media, on March 13 Merck made a public offer to acquire Schering AG for € 77 per share, representing a total equity value of € 14.6 billion, with the goal of combining the two companies and creating a world-class pharmaceutical and chemical company. Ten days later, Bayer offered € 86 per share to Schering investors. Merck announced on March 24 that it would not increase its offer as it did not believe that offering a price of € 86 or more per share was justified.

The € 19 million in fees associated with Merck's efforts to buy Schering AG were accrued as an exceptional item during the 1st quarter. It should be noted that Merck still owns 9,661,200 shares of Schering AG, or nearly 5% of its total shares, which were purchased on the open market prior to March 13 at an average price of € 57.50 per share.

First-quarter earnings before interest and tax (EBIT) increased 37% to € 269 million from the year-ago figure of € 196 million. Merck's financial result continued to improve, to € –11 million from € –19 million in the year-ago quarter.

Effects of exceptional items

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Operating result	288.4	198.1	45.6
Exceptional items	–19.4	–1.7	–
Profit before tax before exceptional items	277.5	179.2	54.8
Income tax before exceptional items	–77.7	–56.3	38.1
Profit after tax before exceptional items	199.8	123.0	62.5
Tax rate before exceptional items	28.0%	31.4%	

1st Quarter operating result by business sector* totaling € 288 million


169
56%
44%
131
€ million
Chemicals
Pharmaceuticals
*without segment Corporate and Other

Sales by quarter


2,000
1,500
1,000
500
1,359
1,576
1,455
1,463
1,491
Q I
Q II
Q III
Q IV
€ million
2005
2006

Operating result by quarter


400
300
200
100
198
288
203
291
192
Q I
Q II
Q III
Q IV
€ million
2005
2006

Consequently, profit before tax rose 45% to € 258 million from € 178 million in the 1st quarter of 2005. The underlying tax rate dropped to 28% compared to 31% in the year-ago quarter. Thus, profit after tax increased significantly, by 51%, to € 184 million from € 122 million.

Merck had 29,624 employees worldwide on March 31, 2006, 1.7% more than on March 31, 2005.

◢ 1st Quarter sales by region totaling € 1.6 billion


497
32%
45%
715
126
8%
239
15%
€ million
Asia, Africa, Australasia
Latin America
North America
Europe

◢ Number of employees as of March 31, 2006: 29,624*


6,451
22%
57%
16,856
3,572
12%
2,745
9%
Asia, Africa, Australasia
Latin America
North America
Europe

* March 31, 2005: 29,131 – Change: 1.7%

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

- ONCOLOGY: Targeted cancer therapy: Erbitux® (colorectal cancer, head and neck cancer)
- CARDIOMETABOLIC CARE: Cardiovascular: Concor® product family; Type 2 diabetes: Glucophage® product family; Dyslipidemia: Niaspan®; Thyroid products: Euthyrox®
- OTHER THERAPEUTIC AREAS: Alcohol dependency: Campral® Hormone replacement therapy: Lutenyl®, Fem7®

Generics

Off-patent, high-quality affordable drugs for various therapeutic areas; Respiratory diseases and allergy treatments: DuoNeb®, EpiPen®

Consumer Health Care

Vitamins, minerals, food supplements: Bion®3, Femibion®, Cebion®, Haliborange®; Cold remedies: Nasivin®, SedalMerck®; Natural remedies: Seven Seas®, Kytta®, Mediflor®

Chemicals business sector

Liquid Crystals

Components (LCs, ITO glass) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones, etc.; organic light-emitting materials (OLEDs)

Performance & Life Science Chemicals

- LABORATORY BUSINESS: Reagents and test kits for industry, research laboratories and environmental analysis
- LIFE SCIENCE SOLUTIONS: Products and services for the entire drug development and manufacturing process chain, e.g. for chromatography: Chromolith®, ChemDAT®, Emprove®
- INDUSTRIAL PIGMENTS: Effect pigments: Iriodin®, Colorstream®, Xirallic®, Miraval™, Timiron®, Xirona®, Ronastar®
- COSMETICS & BIOACTIVES: Cosmetic raw materials and active ingredients: Eusolex®, RonaCare®, Ectoin

Business sectors

The Pharmaceuticals business sector generated nearly two-thirds of the Group's total sales. However, both Pharmaceuticals and Chemicals contributed substantially to the 16% increase in Group sales in the 1st quarter.

All five divisions posted sales increases, with the largest absolute and percentage increase – a € 87 million or 60% increase – recorded by the Liquid Crystals division. All divisions benefited from positive currency effects during the quarter.

Components of growth in the 1st quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Corporate and Other	Merck Group
Organic growth	10.3	23.6	–3.5	14.1
Currency effects	4.3	5.7	0.1	4.6
Acquisitions/ divestments	0.2	–0.4	–77.9	–2.7
Total	14.7	28.8	–81.4	16.0

Sales analysis for the 1st quarter


in %
40
20
0
–20
–80
Pharma-ceuticals
Chemicals
Corporate and Other
Merck Group
Organic growth
Currency effects
Acquisitions/ divestments

Pharmaceuticals business sector

The Pharmaceuticals business sector contributed nearly two-thirds of the Group's sales and about 44%* of the operating result in the 1st quarter.

For the first time, Merck's quarterly Pharmaceuticals sales surpassed the € 1 billion threshold – rising 15% to € 1,008 million in the 1st quarter from € 879 million in the year-ago quarter. All three divisions contributed to this increase. In comparison, global pharmaceutical sales are growing at mid single-digit rates, according to IMS Health.

The Pharmaceuticals operating result continued to improve, jumping 41% to € 131 million in the 1st quarter from € 93 million in the year-ago quarter with the Ethicals division nearly doubling its operating result and the Generics division recording a double-digit increase in its operating result.

The gross margin for Pharmaceuticals improved again, this quarter by 16%, aided by all three divisions. The improvement in free cash flow was attributable to both the Ethicals and Generics divisions.

Return on sales (ROS) for the Pharmaceuticals business sector rose to 13.0% in the 1st quarter from 10.6% in the year-ago quarter. Return on capital employed (ROCE) increased to 21.5% from 15.7%. Both these improvements were due to the good results by the Ethicals and Generics divisions.

*without segment Corporate and Other

Pharmaceuticals — Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	1,007.9	878.6	14.7
Gross margin	635.6	547.4	16.1
R & D	160.2	140.2	14.3
Operating result	131.3	93.4	40.6
Exceptional items	–	-1.7	-
Free cash flow	66.9	41.5	61.5
ROS in %	13.0	10.6	
ROCE in %	21.5	15.7	

ETHICALS

Sales by the Ethicals division rose 21% to € 474 million in the 1st quarter from € 393 million in the year-ago quarter. This division accounts for 47% of Pharmaceuticals sales and 30% of total Merck Group sales. By sales, Ethicals is Merck's largest division. Erbitux®, Merck's new cancer treatment, has solidified its position as the division's key driver of sales growth.

Erbitux® sales in the 1st quarter continued to climb, reaching € 74 million, a 14% increase compared to sales of € 65 million in the 4th quarter of 2005. Merck launched Erbitux® in the European Union in July 2004 for the treatment of colorectal cancer and now has marketing authorization for it in 53 countries around the world, with India, Lebanon, Nicaragua and Venezuela joining the list during the 1st quarter.

Erbitux® reached another milestone on March 29, when it was approved in the European Union for the treatment of locally advanced squamous cell carcinoma of the head and neck. The data supporting the approval were the best ever reported in the history of head and neck cancer. Erbitux® is also approved for treating this very aggressive type of cancer in Switzerland, Argentina, Colombia and the United States.

The continued expansion of the indicated uses of Erbitux® is a major goal of Merck's Commercial Unit Oncology. Merck now has four large phase III Erbitux® studies in progress in first-line and second-line treatment of colorectal cancer, first-line treatment of head and neck cancer and first-line treatment of non-small-cell lung cancer. In addition, a large phase II trial in first-line treatment of metastatic colorectal cancer is

Ethicals — Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	474.0	393.0	20.6
Gross margin	359.7	295.4	21.8
R & D	123.0	104.8	17.4
Operating result	58.3	29.8	95.9
Free cash flow	15.3	-3.0	–
ROS in %	12.3	7.6	
ROCE in %	20.1	10.9	

underway. All five of these studies completed enrollment earlier than planned, indicating the willingness of clinical oncologists to use this new targeted cancer medicine.

Merck is marketing UFT®, an oral chemotherapy for the treatment of colorectal cancer, in many countries including Germany, France, Denmark, Sweden, Belgium, Luxembourg, Portugal, the United Kingdom, Austria, Spain, the Netherlands, Israel, Italy, Hong Kong and Thailand. Merck acquired most of the global rights for this product in July 2005.

Preparations are underway for a phase III study for the cancer vaccine Stimuvax® (formerly known as L-BLP25), for which Merck acquired the remaining global rights, excluding Canada, in January from Biomira Inc., Canada. This innovative vaccine has produced the best survival data ever reported in locally advanced non-small-cell lung cancer (about 17 months) in a randomized phase II study.

Merck's Cardiovascular business, which includes the bisoprolol family of beta-blockers, nicorandil (Dancor®, Adancor®) for the treatment of heart disease and naftidrofuryl (Praxilene®) for circulatory disorders, generated another double-digit increase in sales, this time 17% to € 124 million. Total sales of bisoprolol, including the branded Concor® products such as Lodoz® and ConcorCOR®, increased 23% to € 92 million. Sales of the Glucophage® (metformin) family of oral antidiabetic products increased 7.9% to € 65 million. The International Diabetes Federation now recommends metformin as the gold standard for the treatment of type 2 diabetes. Sales of thyroid medicines such as Euthyrox® increased 22% to € 30 million. Merck remains the market leader in this field in Europe and Latin America and is number three worldwide.

The division's research and development expenses rose 17% to € 123 million as patient enrollments in oncology clinical trials were completed sooner than expected. In addition, costs rose after Merck acquired further rights and development obligations for Stimuvax®. Merck's high level of R & D activity is not only accelerating the development of new treatments but also enabled the company to submit 23 abstracts on its clinical trials for presentation at the prestigious American Society of Clinical Oncology (ASCO) annual meeting to be held in Atlanta in June.

The operating result of the Ethicals division nearly doubled to € 58 million compared to the 1st quarter in 2005. Included in this amount is € 7.2 million that the division booked from the disposal of a site in France.

Both the gross margin and free cash flow improved considerably. Likewise, ROS and ROCE continued to improve significantly. ROS rose to 12.3% from 7.6% in the 1st quarter of last year. ROCE rose to 20.1% from 10.9%.

GENERICS

Generics sales increased 11% in the 1st quarter to € 435 million compared to € 393 million in the year-ago quarter.

Sales in Europe grew 4.2%. Despite severe price cuts in France, sales increased 3.4% and Merck Génériques expanded its market share. Sales by the German subsidiary Merck Dura rose 19% following a more targeted approach to key customers and products. Double-digit growth rates continued in Italy, Spain and Portugal. Aggressive price competition in the United Kingdom led to a sales decline of 18%. In Spain, the acquisition of Prasfarma, the uro-oncology unit of Almirall, was completed and the integration is making good progress.

Sales by the U.S. subsidiary Dey, Inc. jumped 27% on the success of EpiPen®, an emergency auto-injector for the treatment of (anaphylactic) allergic reactions. Patent litigation for DuoNeb®, the unit-dose inhalation solution for the treatment of chronic obstructive pulmonary disease (COPD), continues.

◢ Generics __ Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	435.4	393.0	10.8
Gross margin	209.9	190.9	10.0
R. & D	34.5	33.2	3.9
Operating result	62.4	52.7	18.4
Exceptional items	–	–1.7	–
Free cash flow	44.6	35.5	25.6
ROS in %	14.3	13.4	
ROCE in %	24.9	20.9	

U.S. authorities are analyzing changes in Medicare reimbursements for DuoNeb® but the outcome cannot be predicted. The newly established generics pharmaceutical subsidiary in the United States, Genpharm L.P., achieved its first direct sales in the 1st quarter, meeting expectations. Sales of the Canadian subsidiary Genpharm, Inc. rose 17% compared to the year-ago quarter, partially helped by currency effects. In Latin America, sales rose 28%.

In the region Asia, Africa and Australasia, Generics sales rose 4.7%. In Japan, Merck Hoei achieved an encouraging 10% sales increase.

Research and development spending rose 3.9% to € 35 million due to continued portfolio expansion and increased efforts to develop higher-margin added-value generic products with innovative dosage forms and drug-delivery systems.

The division's operating result increased substantially by 18% to € 62 million as the result of both improved sales and a higher gross margin. Free cash flow and the profitability indicators ROS and ROCE were also higher.

CONSUMER HEALTH CARE

Sales by the Consumer Health Care division rose 6.3% to € 99 million in the 1st quarter, driven by the strong development of the division's top brands. Sales of Diabion®, a vitamin-mineral tablet for people with diabetes, jumped 191%, largely due to consumer demand in Mexico spurred by a television advertising campaign. Sales of the Bion®3 probiotic vitamins rose 54% with especially strong activity in France and Belgium, also aided by an advertising campaign. Haliborange® sales were up 33% mainly as a result of strong performance in its core market in the United Kingdom and also from a successful first-quarter launch in Poland under the brand name Kidabion®. Sales of Femibion® vitamins for women rose 29% driven by good sales in Germany and Poland. In addition, sales at the Lamberts Healthcare mail-order business, located in the United Kingdom, grew 17% in the 1st quarter.

The division's operating result declined slightly as expected to € 11 million because of high wholesale stock building in Mexico during the 1st quarter of 2005. ROS and ROCE also declined slightly.

Consumer Health Care __ Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	98.5	92.6	6.3
Gross margin	66.0	61.1	8.0
R & D	2.8	2.2	24.2
Operating result	10.6	10.9	−2.9
Free cash flow	7.0	8.9	−21.2
ROS in %	10.7	11.8	
ROCE in %	15.1	15.7	

Erbitux® approved in the European Union for head and neck cancer

At the end of March 2006, the European Commission granted marketing authorization for the use of our targeted cancer therapy Erbitux® (cetuximab) in head and neck cancer in combination with radiotherapy. Erbitux® will be available for the treatment of patients with locally advanced squamous cell carcinoma of the head and neck (SCCHN) in all 25 member states of the European Union as well as Iceland and Norway. Erbitux® is the first targeted cancer therapy to be approved for the treatment of this challenging and increasingly prevalent cancer type. Merck believes that Erbitux® is one of the most significant advances in the treatment of head and neck cancer in the last 30 years. The marketing authorization is based on the results of an international, randomized phase III study of 424 patients. Erbitux® was granted approval for the same indication in Switzerland in December 2005. Erbitux® has already been approved to treat metastatic colorectal cancer in combination with chemotherapy in more than 50 countries. In 2005, Merck generated sales of € 218 million with Erbitux®.



Essen, Germany | Oncology experts Hansjochen Wilke and Jens-Albrecht Koch discuss computed tomography images of a tumor. Targeted therapies such as Erbitux® expand the possibilities of helping patients.

A targeted cancer therapy

As a monoclonal antibody, Erbitux® specifically blocks and binds the epidermal growth factor receptor (EGFR), which is found on the surface of cells in many tumors. This binding results in a reduction of both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. Erbitux® is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth.

Chemicals business sector

The Chemicals business sector contributed about one-third of total Group sales and 56%* to the Group operating result in the 1st quarter.

Sales by the Chemicals business sector increased 29% to € 560 million in the 1st quarter, driven by Merck's strong performance with key customers. The Liquid Crystals division, which continued to perform strongly, was the major contributor to this excellent growth.

The new division Performance & Life Science Chemicals was formed this year by combining the Pigments and Life Science & Analytics divisions. This step is intended to utilize new opportunities in existing markets and to maximize the effectiveness of Merck's Chemicals business sector around the world.

As Merck supplies specialty and fine chemicals to customers in segments showing dynamic growth such as liquid crystal display and cosmetics manufacturers, its sales growth rate far exceeds the average growth rate for German chemical companies. According to the German Chemical Industry Association (VCI), sales of chemicals by German companies are expected to increase by about 2.5% during 2006 after a healthy increase of 7.1% in 2005.

*without segment Corporate and Other

Chemicals** — Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	560.0	434.7	28.8
Gross margin	325.9	240.9	35.3
R & D	35.1	27.4	28.0
Operating result	169.3	113.1	49.7
Free cash flow	69.3	34.8	98.9
ROS in %	30.2	26.0	
ROCE in %	34.5	25.5	

** Figures reported for the Electronic Chemicals (EC) business in the 1st quarter of 2005 have been reclassified to the segment Corporate and Other. The EC business was divested in the 2nd quarter of 2005.

Merck's investment in research and development by the Chemicals business sector rose 28% to € 35 million during the quarter. This was due largely to a 46% jump in R & D spending by the Liquid Crystals division but also to a significant rise of 12% in the Performance & Life Science Chemicals division. This reflects Merck's commitment to developing innovative products that contribute to the success of its customers.

Merck's pro-active investment in R & D and production facilities is ensuring a steady supply of innovative products. Despite these increased investments, the operating result of the Chemicals business sector rose 50% to € 169 million in the 1st quarter, mainly driven by the exceptionally strong performance of the Liquid Crystals division.

ROS increased significantly to 30.2% from 26.0% in the year-ago quarter. ROCE rose to 34.5% compared to 25.5% in the 1st quarter of 2005.

LIQUID CRYSTALS

Sales by the Liquid Crystals division increased 60% to € 233 million in the 1st quarter compared to the year-ago quarter.

Large LCD televisions in sizes from 30 inches to 39 inches are now the norm while sizes larger than 40 inches are quickly filling showroom floors. LCD monitors and smaller LCD applications such as mobile telephones, cameras and MP3 players also contributed to the division's excellent results.

Apart from the established markets in Asia and Europe, demand for large LCD-TVs is increasing significantly in the United States and China.

Merck's continuous investment in R & D and production expansions ensured a secure supply of liquid crystal mixtures to satisfy the exacting demands of its LCD customers. The division's 1st quarter operating result improved by 79% to € 122 million. ROS rose to 52.4% from 46.8% in the year-ago quarter. ROCE improved to 58.5% from 43.5%.

Liquid Crystals __ Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	233.2	146.0	59.7
Gross margin	158.0	93.5	69.0
R & D	19.0	13.0	46.2
Operating result	122.1	68.3	78.9
Free cash flow	71.9	12.0	–
ROS in %	52.4	46.8	
ROCE in %	58.5	43.5	

PERFORMANCE & LIFE SCIENCE CHEMICALS

Sales by the newly established Performance & Life Science Chemicals division rose 13% to € 327 million compared to the year-ago quarter. This positive development stemmed from all regions and across all business fields. Pigments for coating applications performed especially well in a very competitive environment. Indeed, continuing demand for Xirallic® pigments led to a production expansion in Japan. The increasing popularity of the dihydroxyacetone (DHA) self-tanning agent used in sprays and creams supported the positive sales growth for the Cosmetics & BioActives business field.

Both the Laboratory Business and Life Science Solutions business fields continued to win market shares in their main fields of activity. For example, the positive development of the folinate business, which serves the nutraceuticals industry, continued.

Merck's activities in the bioscience industry were expanded during the 1st quarter by the acquisition of Agribiotics Holdings Inc., a Canadian company that specializes in biologic yield enhancements for various crops. The € 21 million purchase was completed on March 27.

The division's R & D expenses increased 12% to € 16 million as a result of efforts to develop the innovative products demanded by customers. Due to investments in harmonizing Merck's global information technology structure, the division's operating result increased only moderately, by 5.2%, to € 47 million. ROS decreased to 14.4% from 15.5% in the year-ago quarter but ROCE rose to 16.8% from 15.7%.

Performance & Life Science Chemicals __Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	326.9	288.7	13.2
Gross margin	168.0	147.4	13.9
R & D	16.1	14.4	11.8
Operating result	47.1	44.8	5.2
Free cash flow	–2.6	22.9	–
ROS in %	14.4	15.5	
ROCE in %	16.8	15.7	

Corporate and Other

The segment Corporate and Other includes corporate overhead costs incurred by Group holding companies, taxes, and other items that are not allocated to specific divisions. Thus, the € 19 million in fees connected with the attempted purchase of Schering AG are reported in this segment. Likewise, figures reported under the Electronic Chemicals business in the 1st quarter of 2005 were reclassified to this segment. The Electronic Chemicals business was divested during the 2nd quarter of 2005.

Corporate and Other_Key figures

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	8.6	45.9	–81.4
Gross margin	1.4	12.1	–88.7
R & D	0.0	1.3	–
Operating result	–12.2	–8.4	45.3
Exceptional items	–19.4	–	–
Free cash flow	–98.2	–53.4	84.0

Outlook

Merck's fiscal year got off to an excellent start and, as already stated, the company expects a generally higher level of performance throughout 2006 and 2007.

A key driver of this success is, of course, the growing demand for Merck's high-quality liquid crystals. Merck's customers have been expanding their production capacities to meet the burgeoning demand for big-screen LCD-TVs not only in Asia and Europe but now also in the huge markets of the United States and China. Demand for LCDs will continue to increase and Merck expects the sales growth of its Liquid Crystals division will be similar to the growth of display surface area.

With the approval in the European Union of Erbitux® for the additional indication of treating head and neck cancer and similar approvals expected to follow throughout the world, sales of Erbitux® should continue to grow. New clinical studies involving Erbitux® in treating other cancer indications aim to show improved survival times so it is impossible to forecast when the next uses might be approved.

Merck still expects to apply this year – following hopefully positive results during the second half of 2006 from a phase III trial – for approval of sarizotan for the treatment of dyskinesia associated with Parkinson's disease. Sarizotan was developed in Merck's own laboratories and, because the drug will be prescribed by specialist physicians, the company plans to commercialize the product globally by itself.

Merck Generics results were above expectations in the 1st quarter and should continue near this level at least through mid-year.

Based on the good start to the year by all divisions, the various factors listed above and the expected continuation of the current world economic development, Merck is upgrading its guidance for the full year. The company now is confident that its sales and operating result for the full year will increase at a double-digit rate.

Darmstadt, April 27, 2006

Interim Financial Statements as of March 31, 2006

Income Statement

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Sales	1,576.5	1,359.2	16.0
Cost of sales	-613.6	-558.9	9.8
Gross margin	962.9	800.4	20.3
Marketing and selling expenses	-355.9	-313.4	13.6
Administration expenses	-92.8	-79.9	16.1
Other operating income and expenses	-36.2	-45.9	-21.0
Research and development	-195.4	-168.9	15.7
Patent and license revenues	5.8	5.9	-1.0
Investment result	0.0	0.0	–
Operating result	288.4	198.1	45.6
Exceptional items	-19.4	-1.7	–
Earnings before interest and tax (EBIT)	269.0	196.4	36.9
Financial result	-10.9	-18.8	-42.4
Profit before tax	258.1	177.6	45.3
Income tax	-73.7	-55.7	32.4
Profit after tax	184.4	121.9	51.3
Minority interest	-3.6	-2.3	55.6
Net profit after minority interest	180.8	119.6	51.2
Earnings per share €	0.95	0.63	50.8

Balance Sheet

	March 31, 2006 € million	Dec. 31, 2005 € million	Change in %
Current assets			
Cash and cash equivalents	810.2	1,321.7	–38.7
Marketable securities and financial assets	907.2	154.2	488.4
Trade accounts receivable	1,220.4	1,161.3	5.1
Inventories	1,150.5	1,121.7	2.6
Other current assets	184.9	175.3	5.4
Tax receivables	111.6	97.5	14.4
	4,384.7	4,031.6	8.8
Non-current assets			
Intangible assets	1,012.8	986.4	2.7
Property, plant and equipment	1,836.6	1,858.0	–1.1
Investments at equity	1.5	1.5	–4.7
Non-current financial assets	82.3	69.6	18.4
Other non-current assets	29.4	65.6	–55.1
Deferred tax assets	252.2	268.1	–5.9
	3,214.8	3,249.2	–1.1
Total assets	7,599.5	7,280.8	4.4
Current liabilities			
Current financial liabilities	262.8	291.3	–9.8
Trade accounts payable	606.0	608.0	–0.3
Other current liabilities	554.8	546.8	1.5
Tax liabilities	179.3	172.2	4.1
Current provisions	194.7	182.1	6.9
	1,797.6	1,800.4	–0.2
Non-current liabilities			
Non-current financial liabilities	617.1	654.0	–5.6
Other non-current liabilities	12.0	9.0	32.9
Non-current provisions	213.7	218.5	–2.2
Provisions for pensions and other post-employment benefits	1,234.8	1,229.6	0.4
Deferred tax liabilities	41.3	40.2	2.8
	2,118.9	2,151.3	–1.5
Equity			
Equity capital	496.5	496.5	0.0
Reserves	3,131.5	2,780.3	12.6
Minority interest	55.0	52.4	4.9
	3,683.0	3,329.1	10.6
Total liabilities and stockholders' equity	7,599.5	7,280.8	4.4

Segment Reporting

€ million	1st Quarter 2006	1st Quarter 2005	Change in %
Pharmaceuticals			
Sales	1,007.9	878.6	14.7
Operating result	131.3	93.4	40.6
Ethicals			
Sales	474.0	393.0	20.6
Operating result	58.3	29.8	95.9
Generics			
Sales	435.4	393.0	10.8
Operating result	62.4	52.7	18.4
Consumer Health Care			
Sales	98.5	92.6	6.3
Operating result	10.6	10.9	-2.9
Chemicals			
Sales	560.0	434.7	28.8
Operating result	169.3	113.1	49.7
Liquid Crystals			
Sales	233.2	146.0	59.7
Operating result	122.1	68.3	78.9
Performance & Life Science Chemicals			
Sales	326.9	288.7	13.2
Operating result	47.1	44.8	5.2
Corporate and Other			
Sales	8.6	45.9	-81.4
Operating result	-12.2	-8.4	45.3
Merck Group			
Sales	1,576.5	1,359.2	16.0
Operating result	288.4	198.1	45.6

Cash Flow Statement

€ million	2006	2005
Net cash flows from operating activities	121.5	95.4
Net cash flows from investing activities	-574.3	-72.5
Net cash flows from financing activities	-70.4	-15.6
Changes in cash and cash equivalents	-523.2	7.3
Exchange rate movements/ changes in companies consolidated	11.7	6.3
Cash and cash equivalents as of January 1	1,321.7	326.0
Cash and cash equivalents as of March 31	810.2	339.6

Free Cash Flow

€ million	1st Quarter 2006	1st Quarter 2005
Net cash flows from operating activities	121.5	95.4
Purchase of intangible assets	-5.6	-4.4
Purchase of property, plant and equipment	-49.4	-44.9
Purchase of non-current financial assets / Changes in companies consolidated	-48.5	-46.3
Disposal of assets	17.7	40.2
Changes in securities	2.2	-17.1
Free cash flow	38.0	22.9

Presentation of Comprehensive Income

€ million	2006		2005	
Profit after tax		184.4		121.9
Gains/Losses recognized in equity (other comprehensive income)				
Fair value measurement of financial instruments	275.0		-18.2	
Actuarial gains/losses from defined benefit obligations			–	
Deferred taxes recognized in equity	-19.7		-0.5	
Currency translation difference	-29.4	225.9	46.5	27.8
Comprehensive income as of March 31		410.3		149.7

Statement of Changes in Net Equity including Minority Interest

€ million	2006	2005
Balance as of January 1	3,329.1	2,799.6
Profit after tax	184.4	121.9
Dividend payments	-2.5	-2.1
Profit transfers to/from E. Merck OHG including transfers to reserves	-55.1	-27.9
Capital increase due to the exercise of stock options	1.0	17.8
Other comprehensive income	225.9	27.8
Changes in companies consolidated/Other	0.2	-1.3
Balance as of March 31	3,683.0	2,935.8

Notes to the Interim Financial Statements

Accounting policies

Like the annual financial statements, the interim financial statements of the Merck Group have been prepared in accordance with the financial reporting standards of the International Accounting Standards Board (IASB), London. The same accounting policies apply as for the 2005 annual financial statements. The notes to the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group have been prepared in accordance with the interim financial reporting standards set forth by IAS 34.

Disclosure changes

Pursuant to the realignment of the Chemicals business sector, the former Life Science & Analytics and Pigments divisions have been combined and are now reported as the Performance & Life Science Chemicals division. The previous year's figures are presented on a comparable basis.

With a view to the harmonization of accounting practices in the Merck Group, we changed the disclosure of certain customer rebates as of 2006. In this connection, the relevant costs previously included under marketing and selling expenses are reported as reductions in sales revenues. The previous year's figures are presented accordingly on a comparable basis.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as the parent company. As of the balance sheet date, 172 companies are fully consolidated and 2 equity interests are accounted for using the equity method.

At the beginning of January, Merck acquired a 100% interest in the Danish biotech company Survac ApS for a purchase price of € 11 million. The acquisition is expected to strengthen the oncology research activities of the Ethicals division. At the end of March 2006 Merck's Performance & Life Science Chemicals division acquired 100% of the shares in Agribiotics Holdings Inc., Canada, for approximately € 21 million. This acquisition will give Merck

access to new crop-enhancing technologies used in agriculture. The company will be consolidated as of the second quarter of 2006.

Notes to the financial position and results of operations

The total assets of the Merck Group amount to € 7,599 million as of the balance sheet date. This represents an increase of € 319 million or 4.4% over December 31, 2005. The decline in liquid assets and the sharp rise in current financial assets is due to the acquisition of nearly 5% of the shares in Schering AG in connection with the offer to acquire Schering AG. The stake is carried at fair value as of the balance sheet date and has been recognized immediately in equity. The increase in working capital is related to the expansion of business. The equity ratio is 48.5%, compared to 45.7% as of December 31, 2005. Gearing (ratio of net debt and pension provisions to net equity) is 0.11 as of the balance sheet date (previous year 0.21). The acquisition of nearly 5% of the shares of Schering AG is reflected in the Cash Flow Statement under „Net cash flows from investing activities". Free cash flow totaled € 38 million as compared with € 23 million in the first quarter of 2005.

Sales increased to € 1,576 million in the first quarter. This corresponds to an increase of 16% over the year-earlier quarter. Adjusted for the impact of currency and acquisitions, organic growth amounted to 14.1%. All the divisions contributed to the positive development. The operating result of the Merck Group amounted to € 288 million, 45.6% more than in the first quarter of 2005. The development of the operating result of the Ethicals and Liquid Crystals divisions was especially pleasing. "Exceptional items" include transaction costs in connection with the offer to acquire Schering AG. Profit after tax of € 184 million rose year-on-year by 51.3%; adjusted for exceptional items, the increase was 62.5%. Adjusted for exceptional items, the tax rate was 28%, compared to 31% in 2005.

General information on subscription rights of executive body members and employees

Within the scope of the stock option program resolved by Merck's Annual General Meeting in 2000, senior executives hold 96,660 Merck KGaA stock options as of the balance sheet date (December 31, 2005: 125,610 stock options). Additional information on this stock option program can be found in our Annual Report.

Related party disclosures

As of March 31, 2006, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG in the amount of € 354.9 million. In addition, as of March 31, 2006, Merck KGaA was owed receivables of € 0.1 million by E. Merck OHG. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG as well as the extension of loans by E. Merck OHG to Merck KGaA. These financial liabilities of € 153.8 million were subject to a variable interest rate of 3.9% as of March 31, 2006. From January to March 2006, Merck KGaA performed services for E. Merck OHG with a value of € 0.2 million. From January to March 2006, the companies of the Merck Group supplied goods with a value of € 1.0 million to associates.

Executive Board of Merck KGaA

Dr. Michael Römer, Chairman

Dr. Michael Becker

Elmar Schnee

Dr. Jan Sombroek

Walter W. Zywottek

Supervisory Board of Merck KGaA

Prof. Dr. Wilhelm Simson, Chairman
Flavio Battisti*, Vice Chairman
Jon Baumhauer | Klaus Brauer* | Claudia Flauaus*
Michael Fletterich* | Dr. Michael Kasper*
Dr. Karl-Ludwig Kley | Albrecht Merck | Dr. Arend Oetker
Osman Ulusoy* | Peter Zühlsdorff

* Employee representative

Financial calendar for 2006

June 30, 2006	Annual General Meeting
July 26, 2006	Interim Report 2nd Quarter 2006
October 24, 2006	Interim Report 3rd Quarter 2006



Merck KGaA
Corporate Communications
64271 Darmstadt
E-mail: corpcom@merck.de

www.merck.de

W.840480
070406


MERCK

Q2 2006



Interim Report | 2nd Quarter 2006

Cover photo

Sydney, Australia | Pharmacist Russell Benda is a customer of Merck's subsidiary Alphapharm, one of the country's leading pharmaceutical companies. Together with his assistant Karmen Moodley, he discusses a product with a customer.

2nd Quarter 2006

» Merck's 2nd quarter results rose due to good performances by both Pharmaceuticals and Chemicals and an exceptional gain on the sale of the company's stake in Schering AG

Sales:	+4.5% to € 1,521 million*
Operating result:	+24% to € 252 million
EBIT:	+91% to € 649 million
Profit before tax:	+99% to € 642 million
Profit after tax:	+113% to € 538 million

» Expectations for the full year:

Merck remains confident that its sales and operating result for 2006 will increase at a double-digit rate.

* In order to harmonize accounting practices within the Merck Group, as of 2006 certain customer rebates previously reported as marketing and selling expenses now are reported as reductions in sales revenues. Figures for 2005 have been adjusted accordingly.

Merck shares

The Merck share price fell 9.4% during the 2nd quarter to € 71.10 on June 30, 2006, from € 78.43 on March 31, 2006. Germany's DAX Index fell 4.8% during the same quarter and the MDAX Index, which includes Merck, declined 9.0%. The low for the quarter of € 68.45 occurred on June 13. The high for the quarter, € 89.10, was recorded on May 11.

The performance of Merck shares vs. the DAX/MDAX


150%
140%
130%
120%
110%
100%
MDAX
DAX
Merck
July 2005
Oct.
Jan. 2006
April

Share data[1]

	2nd Quarter 2006	1st Quarter 2006
Earnings per share after tax and minority interest in €	2.77	0.95
Share price high in €	(May 11) 89.10	(Feb. 2) 87.10
Share price low in €	(Jun. 13) 68.45	(Jan. 5) 69.59
Closing share price in €	(Jun. 30) 71.10	(Mar. 31) 78.43
Market capitalization in € million	(Jun. 30) 13,580	(Mar. 31) 14,978
Theoretical number of shares in millions[2]	191.0	191.0
Actual number of shares in millions	51.3	51.3

[1] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of € 133.4 million is divided into 51.3 million shares, the corresponding calculation for the general partner's capital of € 363.2 million leads to 139.7 million theoretical shares.

Merck Group

Merck Group sales in the 2nd quarter rose 4.5% to € 1,521 million compared to € 1,455 million in the year-ago quarter. Neither currency effects nor acquisitions and divestments had a major impact on sales during the quarter.

The Group's operating result increased 24% to € 252 million from € 203 million. Again in this quarter, this substantial increase was due to good business development and cost control measures rather than large one-off payments. Return on sales (ROS: operating result/sales) increased substantially to 16.5% from 13.9% while return on capital employed (ROCE) rose to 22.2% from 18.5%.


Sales by quarter


2,000
1,500
1,000
500
1,359
1,576
1,455
1,521
1,463
1,491
Q I
Q II
Q III
Q IV
€ million
2005
2006

Operating result by quarter


400
300
200
100
198
288
203
252
291
192
Q I
Q II
Q III
Q IV
€ million
2005
2006

Merck announced on March 24 that it would not engage in a bidding war for Schering AG by offering more than Bayer's bid of € 86 per share. When it appeared that Bayer's plan to acquire 75% of the Berlin-based company might fail, between May 30 and June 14 Merck expanded its nearly 5% stake to 21%, or 41,529,770 shares, with a total value of € 3.7 billion in order to protect its long-term strategic interest in Schering. Merck agreed to sell its stake to Bayer for € 89 per share on June 14 only after Bayer itself began to buy shares of Schering and announced that it would launch a mandatory offer. Having purchased the shares at an average price of € 79.35, Merck recorded an exceptional gain of € 397 million in the second quarter.

As a result, 2nd quarter earnings before interest and tax (EBIT) nearly doubled to € 649 million from the year-ago figure of € 340 million. Merck's financial result continued to improve, to € –7 million from € –18 million in the year-ago quarter.

Profit before tax doubled to € 642 million from € 322 million in the 2nd quarter of 2005. Although Merck's 2nd quarter tax bill rose 49% to € 104 million because of the gain on the sale of the Schering stake, the underlying tax rate (before exceptional items) dropped to 29.7% compared to 33.4% in the year-ago quarter. Profit after tax more than doubled to € 538 million from € 252 million in the 2nd quarter of 2005.

◢ Effects of exceptional items

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %
Operating result	251.5	202.9	24.0
Exceptional items	397.5	137.4	189.3
Profit before tax before exceptional items	244.5	184.6	32.5
Income tax before exceptional items	–72.7	–61.7	17.9
Profit after tax before exceptional items	171.9	122.9	39.8
Tax rate before exceptional items	29.7%	33.4%	

Components of growth – Merck Group

Sales growth compared to last year in %

	1st Quarter	2nd Quarter	3rd Quarter	Jan.–Jun.
Organic growth	14.1	4.7	–	9.2
Currency effects	4.6	–0.2	–	2.1
Acquisitions/ divestments	–2.7	0.0	–	–1.3
Total	16.0	4.5	–	10.0

2nd Quarter sales by business sector totaling € 1.5 billion



8
1%
503
33%
66%
1,009
€ million
Chemicals
Pharmaceuticals
Corporate and Other

2nd Quarter operating result by business sector* totaling € 252 million



146
55%
45%
120
€ million
Chemicals
Pharmaceuticals

*without segment Corporate and Other

Merck had 29,958 employees worldwide on June 30, 2006, 2.8%, or 825 people, more than on December 31, 2005. The largest portion of these new employees were added to the payroll in Darmstadt as Merck ramped up production of liquid crystals and expanded clinical research and development. Merck hired more than 60 employees in Taiwan, mostly for expanded liquid crystals mixture production. A new subsidiary with 76 employees was established in the United Arab Emirates. The other new employees were hired because of expanding business around the globe, mostly in Asia and Latin America.

2nd Quarter sales by region totaling € 1.5 billion


455
30%
46%
703
€ million
Asia, Africa, Australasia
Latin America
North America
Europe
135
9%
228
15%

Number of employees as of June 30, 2006: 29,958*


6,627
22%
57%
16,948
3,628
12%
2,755
9%
Asia, Africa, Australasia
Latin America
North America
Europe

* December 31, 2005: 29,133 – Change: 2.8%

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

- ONCOLOGY: Targeted cancer therapy: Erbitux® (colorectal cancer, head and neck cancer)
- CARDIOMETABOLIC CARE: Cardiovascular: Concor® product family; Type 2 diabetes: Glucophage® product family; Dyslipidemia: Niaspan®; Thyroid products: Euthyrox®
- OTHER THERAPEUTIC AREAS: Alcohol dependency: Campral® Hormone replacement therapy: Lutenyl®, Fem7®

Generics

Off-patent, high-quality affordable drugs for various therapeutic areas; Respiratory diseases and allergy treatments: DuoNeb®, EpiPen®

Consumer Health Care

Vitamins, minerals, food supplements: Bion®3, Femibion®, Cebion®, Haliborange®; Cold remedies: Nasivin®, SedalMerck®; Natural remedies: Seven Seas®, Kytta®, Mediflor®

Chemicals business sector

Liquid Crystals

Components (LCs) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones, etc.; Organic light-emitting materials (OLEDs)

Performance & Life Science Chemicals

- LABORATORY BUSINESS: Reagents and test kits for industry, research laboratories and environmental analysis
- LIFE SCIENCE SOLUTIONS: Products and services for the entire drug development and manufacturing process chain, e.g. for chromatography: Chromolith®, ChemDAT®, Emprove®; Cosmetic raw materials and active ingredients: Eusolex®, RonaCare® Ectoin
- PIGMENTS: Effect pigments: Iriodin®, Colorstream®, Xirallic®, Miraval™, Timiron®, Xirona®; Cosmetic pigments: Ronastar®

Business sectors

Merck has two main business sectors – Pharmaceuticals and Chemicals. The Pharmaceuticals business sector has three divisions – Ethicals, Generics and Consumer Health Care. The Chemicals business sector has two divisions – Liquid Crystals and Performance & Life Science Chemicals. This structure is part of Merck's strategy of focused diversification.

All five divisions posted increases in sales and all but Consumer Health Care produced increases in their 2nd quarter operating results.

Components of growth in the 2nd quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Corporate and Other	Merck Group
Organic growth	4.0	6.5	–17.7	4.7
Currency effects	0.0	–0.7	0.0	–0.2
Acquisitions / divestments	0.3	–0.5	-	0.0
Total	4.4	5.3	–17.7	4.5

Sales analysis for the 2nd quarter


in %
10
8
6
4
2
0
–2
Pharma-ceuticals
Chemicals
Merck Group
Organic growth
Currency effects
Acquisitions/ divestments

Pharmaceuticals business sector

The Pharmaceuticals business sector generated about two-thirds of the Group's sales and about 45% of the operating result* in the 2nd quarter.

Pharmaceuticals sales remained at a high level, increasing 4.4% to € 1,009 million in the 2nd quarter from € 967 million in the year-ago quarter. All three divisions contributed to this increase. In comparison, global pharmaceutical sales are growing at mid single-digit rates, according to IMS Health.

The operating result of the Pharmaceuticals business sector rose 10% to € 120 million in the 2nd quarter from € 109 million in the year-ago quarter due to solid improvements by the Ethicals and Generics divisions.

Although research and development costs rose 12% during the 2nd quarter to € 157 million, the business sector's operating result rose more than sales due to a higher gross margin and lower general expenses.

Return on sales (ROS) for the Pharmaceuticals business sector improved to 11.9% in the 2nd quarter from 11.3% in the year-ago quarter. Return on capital employed (ROCE) rose to 19.4% from 18.1%.

*without segment Corporate and Other

Pharmaceuticals __ Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	1,009.3	967.2	4.4	2,017.2	1,845.8	9.3
Gross margin	637.7	599.1	6.5	1,273.3	1,146.5	11.1
R & D	157.1	140.1	12.1	317.3	280.3	13.2
Operating result	120.3	109.3	10.1	251.6	202.6	24.2
Exceptional items	0.0	-1.4	-	0.0	-3.0	-
Free cash flow	39.2	62.0	-36.8	106.1	103.4	2.6
ROS in %	11.9	11.3		12.5	11.0	
ROCE in %	19.4	18.1		20.5	16.8	

ETHICALS

Sales by the Ethicals division increased 7.2% to € 467 million in the 2nd quarter from € 435 million in the year-ago quarter. This division accounts for 46% of Pharmaceuticals sales and 31% of total Merck Group sales. By sales, Ethicals is Merck's largest division. Erbitux®, Merck's targeted cancer treatment, is the company's single best-selling medicine.

Merck now markets Erbitux® for the treatment of colorectal cancer in 52 countries around the world and for the treatment of locally advanced squamous cell carcinoma of the head and neck in 32 countries. The approval in the European Union at the end of March 2006 for this new indication had an immediate positive effect on 2nd quarter sales. Erbitux sales in the 2nd quarter rose 56% to € 81 million compared to € 52 million in the year-ago quarter.

Merck has four large phase III studies in progress to test Erbitux® as a first-line and second-line treatment of colorectal cancer, first-line treatment of head and neck cancer and first-line treatment of non-small-cell lung cancer. In addition, another large phase II trial for first-line treatment of colorectal cancer is underway.

Merck acquired most of the global rights to UFT®, an oral chemotherapy for the treatment of colorectal cancer, in July 2005 and in less than a year is already marketing it in 23 major countries including Germany, France, Denmark, the United Kingdom and, most recently, Turkey.

A phase III study will begin by the end of the year for the cancer vaccine Stimuvax® (formerly known as L-BLP25), for

Ethicals — Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	466.6	435.3	7.2	940.6	828.2	13.6
Gross margin	347.6	320.0	8.6	707.3	615.4	14.9
R & D	121.4	105.7	14.8	244.3	210.5	16.1
Operating result	33.4	27.4	21.7	91.7	57.2	60.3
Free cash flow	11.1	-7.8	42.5	4.2	-10.7	-
ROS in %	7.2	6.3		9.7	6.9	
ROCE in %	11.3	9.9		15.8	10.3	

which Merck acquired the remaining global rights in January from Biomira Inc. of Canada. This innovative vaccine produced the best survival data ever reported in locally advanced non-small-cell lung cancer (about additional 17 months) in a randomized phase II study for patients in stage IIIB of the disease.

Total sales of bisoprolol, including the branded Concor® products such as Lodoz® and ConcorCOR® marketed by the Commercial Unit CardioMetabolic Care, decreased 3.1% to € 84 million. Sales of the Glucophage® (metformin) family of oral antidiabetic products also decreased 3.7% to € 63 million. These declines were partially due to exceptionally strong sales in the 2nd quarter of 2005. The American Diabetes Association and the European Association for the Study of Diabetes now recommend that metformin be given as the initial drug therapy for type 2 diabetes at the time of diagnosis together with diet and exercise.

Sales of thyroid medicines such as Euthyrox® increased 5.5% to € 31 million. Merck remains the market leader for thyroid medicines in Europe and Latin America and is number three worldwide.

The Ethicals division's 2nd quarter investment in research and development increased 15% to € 121 million due to costs related to the five big clinical trials for Erbitux®. Merck announced on June 23 that two phase III clinical trials for sarizotan in advanced Parkinson's disease patients suffering from dyskinesia did not meet their primary end points.
As a result, Merck decided not to pursue further development of sarizotan.

The operating result of the Ethicals division rose 22% to € 33 million from € 27 million in the 2nd quarter in 2005. Included in this amount is € 8.2 million that the division recorded from the disposal of a site in France. ROS and ROCE continued to improve.

GENERICS

In a very competitive environment, Generics sales rose 1.6% in the 2nd quarter to € 448 million from € 441 million in the year-ago quarter.

Sales in Europe remained at last year's level despite severe price cuts affecting most markets. In France, sales increased by 18%, with Merck Génériques continuing to increase its market share. Strong double-digit growth continued in Italy, Spain and Slovakia. Price competition led to a 34% decline in sales in the United Kingdom. In Germany, government healthcare cost containment measures adversely affected sales of the subsidiary Merck dura, which declined 17%.

Sales of U.S.-based Dey, Inc. rose 6.0% on the success of EpiPen®, an auto-injector for the treatment of allergic emergencies (anaphylaxis) and DuoNeb®, the unit-dose inhalation solution for the treatment of chronic obstructive pulmonary disease (COPD). U.S. authorities continue to analyze changes in the Medicare reimbursement for DuoNeb® and the final decision cannot be predicted. The DuoNeb® patent litigation continues. Sales in Canada rose 31% compared to the year-ago quarter, helped by currency effects. In Latin America, sales increased 13%.

In the region Asia, Africa, Australasia, sales declined 6.3%, of which 4.0 percentage points were due to adverse currency effects. In Australia, announced price reductions set to begin in July affected sales negatively in the 2nd quarter, leading to a decline of 8.2%.

◢ Generics __ Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	447.9	440.7	1.6	883.3	833.7	5.9
Gross margin	227.5	220.2	3.3	437.4	411.1	6.4
R & D	32.9	31.7	3.8	67.4	64.9	3.8
Operating result	75.4	70.0	7.8	137.8	122.7	12.3
Exceptional items	0.0	−1.4	-	0.0	−3.0	-
Free cash flow	52.9	71.0	−25.5	97.5	106.5	−8.4
ROS in %	16.8	15.9		15.6	14.7	
ROCE in %	29.8	27.3		27.4	24.2	

Research and development spending rose 3.8% to € 33 million due to continued portfolio expansion and increased efforts to develop innovative and often patent-protected dosage forms that offer patients additional benefits.

Despite the challenging market environment, the division's operating result rose 7.8% to € 75 million as the result of both improved sales and a higher gross margin. ROS increased to 16.8% and ROCE rose to 29.8% – both impressive margins for a generics business.

CONSUMER HEALTH CARE

Sales by the Consumer Health Care division increased 4.0% to € 95 million in the 2nd quarter. Negative publicity for some of the division's Omega-3 products and the withdrawal of Seven Seas® products in some markets was more than compensated for by strong development of the division's other main brands.

Sales of Diabion®, a vitamin-mineral tablet for people with diabetes, soared 257%, mainly due to activities in Mexico. Sales of the Bion®3 probiotic vitamins jumped 38% with strong performances in France, Belgium and Chile. Sales of Femibion® vitamins for women rose 26%, driven by good results in Germany, Poland and Belgium. Sales by the UK-based mail-order business Lamberts Healthcare rose 6.0% in the 2nd quarter.

The division's operating result declined by 2.8% to € 12 million due to Seven Seas product-withdrawal costs in the United Kingdom and Asia. ROS and ROCE remained at high levels.

Consumer Health Care — Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	94.8	91.2	4.0	193.3	183.8	5.2
Gross margin	62.6	58.9	6.4	128.6	120.0	7.2
R & D	2.8	2.7	4.7	5.6	4.9	13.6
Operating result	11.5	11.9	-2.8	22.1	22.8	-2.9
Free cash flow	-2.7	-1.2	117.4	4.3	7.7	-43.2
ROS in %	12.2	13.0		11.4	12.4	
ROCE in %	16.2	16.6		15.6	16.0	

DHA Rapid – for a faster and safer tan

A summer suntan in no time at all – without the need to sunbathe or visit a tanning studio. The desire for tanned skin, which many perceive as an expression of health, beauty and dynamism, is fulfilled by the new self-tanning agent DHA Rapid, launched by Merck in May. In classic self-tanning agents, the active ingredient dihydroxyacetone (DHA) reacts with natural amino acids of the uppermost layers of the skin. In most cases, a tanning effect is achieved in two to six hours after application. The tan cannot be washed off and fades only after several days as a result of the natural regeneration of the skin. DHA Rapid not only speeds up the self-tanning process, but also produces a more even tan. Thanks to another ingredient, the flavonoid troxerutin – a derivative of a naturally occurring plant substance – DHA Rapid offers additional advantages over conventional self-tanning agents: It has anti-inflammatory and anti-aging properties.



A watchful eye: Carlos-Manuel Castro Costa monitors a microfiltration unit for the production of dihydroxyacetone (DHA) in Darmstadt. This active ingredient is used in cosmetics for self-tanning of the skin.

Beauty and protection from Merck

Merck's Life Science Solutions business field offers a wide range of products for the cosmetics industry. The innovative active ingredient RonaCare® Ectoin supports the cell's own repair and protective mechanisms and helps to ward off long-term cell damage as well as premature aging of the skin. Raw materials such as RonaCare® VTA and RonaCare® ASCIII® protect and regenerate the skin. Eusolex® light-protection filters protect the skin against excessive UV radiation and its consequences. Unique additives such as the new photostabilizer Oxynex® ST Liquid help improve the stability and effect of cosmetic products.

Chemicals business sector

The Chemicals business sector contributed about one-third of total Group sales and 55% to the Group operating result* in the 2nd quarter.

Sales by the Chemicals business sector rose 5.3% to € 503 million in the 2nd quarter with solid business developments in all business fields. This is in line with the expected increase in sales by German chemical companies for 2006 as predicted by the German Chemical Industry Association (VCI).

The operating result continued its outstanding growth, increasing 31% to € 146 million due to the performance of both the Liquid Crystals and the Performance & Life Science Chemicals divisions.

ROS increased significantly to 29.0% from 23.3% in the year-ago quarter. ROCE rose to 29.0% compared to 24.0% in the 2nd quarter of 2005.

*without segment Corporate and Other

Chemicals** __ Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	503.0	477.9	5.3	1,063.1	912.6	16.5
Gross margin	289.1	260.7	10.9	615.0	501.6	22.6
R & D	31.5	34.0	-7.4	66.6	61.4	8.4
Operating result	145.9	111.2	31.2	315.1	224.3	40.5
Free cash flow	137.3	100.1	37.1	206.6	134.9	53.1
ROS in %	29.0	23.3		29.6	24.6	
ROCE in %	29.0	24.0		32.1	25.1	

** Figures reported for the Electronic Chemicals (EC) business in the 1st quarter of 2005 have been reclassified to the segment Corporate and Other. The EC business was divested in the 2nd quarter of 2005.

The new Performance & Life Science Chemicals division has been organized into three business fields – Laboratory Business, Life Science Solutions and Pigments. The goal of this new structure is to sharpen the focus of the division's activities on specific target groups within defined markets. This will be achieved by simultaneously improving the organizational structure and realigning product categories.

LIQUID CRYSTALS

Sales by the Liquid Crystals division increased 8.4% to € 198 million in the 2nd quarter. While this is lower than the exceptionally large sales growth recorded in the 1st quarter, it is quite acceptable given the somewhat restrained 2nd quarter business development of the liquid crystal display manufacturers. LCD televisions continue to be the key growth driver of the division's sales.

Merck's liquid crystals sales in the 1st half of 2006 rose 31% to € 432 million compared to the 1st half of 2005, confirming the positive LCD market development predicted by independent market research institutes.

In addition, leading display manufacturers are continuing to invest in modern production facilities, which confirms the continuing exceptionally positive development of the market for large-screen LCD televisions. Merck expects that it will participate fully in this dynamic growth industry.

Merck's efforts in developing the new technology of organic light-emitting diodes (OLEDs) are focusing on the area of decorative lighting. The first fruits of this R&D effort were displayed in a very interesting presentation of design studies by world-renowned lighting artists.

The operating result of the Liquid Crystals division continued to develop positively in the 2nd quarter, increasing by 34% to € 105 million compared to the year-ago period. To a large extent, this was due to efficiency improvements in production. The division's ROS rose to 53.0% from 42.7% and ROCE increased to 48.2% from 44.4%, outstanding margins for any business.

Liquid Crystals — Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	198.4	183.0	8.4	431.5	329.0	31.2
Gross margin	134.2	113.5	18.2	292.1	207.0	41.1
R & D	15.5	19.5	−20.1	34.5	32.5	6.4
Operating result	105.1	78.2	34.4	227.3	146.5	55.1
Free cash flow	88.4	44.6	98.4	160.3	56.5	183.7
ROS in %	53.0	42.7		52.7	44.5	
ROCE in %	48.2	44.4		54.1	45.0	

PERFORMANCE & LIFE SCIENCE CHEMICALS

Sales by the Performance & Life Science Chemicals division increased 3.3% to € 305 million compared to the year-ago quarter. Positive developments were especially notable in Latin America, which saw double-digit sales growth; and in Asia, where improvements occurred in all business fields.

In the business fields of Laboratory Business and Life Science Solutions, sales developments of solvents, organic chemicals and additives were especially strong. Sales of cosmetic and bioactive ingredients also developed positively in the 2nd quarter. Supporting this increase were the very successful dihydroxyacetone (DHA) self-tanning agents used in sprays and creams and ingredients used in sun-protection products.

In the Pigments business field, Merck posted double-digit sales growth in applications for paints, with the innovative Xirallic® product line generating a 50% increase in sales. Merck's innovative cosmetic pigments based on glass-flake technology also developed positively.

Research and development spending rose 9.5% in order to create the innovative products demanded by Merck's customers in all three business fields. Despite the increase in R&D spending, the division posted a very satisfactory increase in its operating result, rising 24% to € 41 million compared to the year-ago quarter. Consequently, the ROS and ROCE also improved substantially.

Performance & Life Science Chemicals _Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	304.7	294.9	3.3	631.5	583.6	8.2
Gross margin	154.9	147.2	5.3	322.9	294.6	9.6
R & D	15.9	14.5	9.5	32.1	29.0	10.6
Operating result	40.7	32.9	23.6	87.9	77.8	13.0
Free cash flow	48.9	55.5	-12.0	46.2	78.4	-41.0
ROS in %	13.4	11.2		13.9	13.3	
ROCE in %	14.3	11.5		15.6	13.7	

Corporate and Other

The segment Corporate and Other includes corporate overhead costs incurred by Group holding companies, taxes, and other items that are not allocated to specific divisions. The € 397 million exceptional gain from the sale of Merck's stake in Schering AG is reported in this segment. Likewise, the € 138 million from the divestment of the Electronic Chemicals business to BASF AG in the 2nd quarter of 2005 is also included here.

Corporate and Other__Key figures

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	8.4	10.2	-17.7	16.9	56.1	-69.8
Gross margin	0.7	2.0	-66.7	2.0	14.1	-85.6
R & D	0.1	0.0	-	0.1	1.3	-89.9
Operating result	-14.7	-17.5	-16.1	-26.9	-25.9	3.7
Exceptional items	397.5	138.7	186.5	378.1	138.7	172.5
Free cash flow	-90.0	131.2	-	-188.2	77.8	-

Outlook

Merck's good performance continued in the 2nd quarter, albeit at a more moderate rate than in the previous quarter.

Sales of liquid crystals for the 1st half of 2006 rose 31% to € 432 million compared to the 1st half of 2005, confirming the positive LCD market development predicted by independent market research institutes.

As further confirmation of the positive trend in the market development of large-screen LCD televisions, leading display manufacturers are continuing to invest in modern production facilities. Merck expects that it will participate fully in this dynamic growth industry and that the sales growth of its Liquid Crystals division will be similar to the growth of display surface area.

European Union approval for Erbitux® in the additional indication of head and neck cancer in March 2006 boosted sales already in the 2nd quarter and Merck expects that the good sales development for this important medicine will continue. Five major clinical studies involving Erbitux® in treating various cancer indications are underway but it is impossible to forecast when these other cancer indications might be approved.

The trial in the United States regarding the patent litigation for DuoNeb® has been postponed again with a new date scheduled in the 3rd quarter of 2006.

With positive figures for the 1st half of 2006 and the expected continuation of the current world economic development, Merck reconfirms its guidance for 2006 – sales will increase at just a double-digit rate while the operating result will rise at a comfortable double-digit rate. This is in line with the company's general guidance that it expects a higher level of performance throughout 2006 and 2007.

Darmstadt, July 26, 2006

Interim Financial Statements as of June 30, 2006

Income Statement

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Sales	1,520.7	1,455.3	4.5	3,097.2	2,814.5	10.0
Cost of sales	-593.2	-593.5	0.0	-1,206.8	-1,152.4	4.7
Gross margin	927.5	861.8	7.6	1,890.4	1,662.1	13.7
Marketing and selling expenses	-364.8	-337.6	8.1	-720.8	-651.0	10.7
Administration expenses	-94.2	-86.0	9.5	-187.0	-166.0	12.7
Other operating income and expenses	-33.6	-68.9	-51.3	-69.8	-114.8	-39.2
Research and development	-188.6	-174.1	8.4	-384.0	-343.0	12.0
Patent and license revenues	5.3	6.9	-23.3	11.1	12.8	-13.1
Investment result	0.0	0.8	-	0.0	0.8	-
Operating result	251.5	202.9	24.0	539.9	401.0	34.6
Exceptional items	397.5	137.4	189.3	378.1	135.7	178.6
Earnings before interest and tax (EBIT)	649.0	340.3	90.7	917.9	536.7	71.0
Financial result	-7.0	-18.3	-62.1	-17.8	-37.2	-52.1
Profit before tax	642.0	321.9	99.4	900.1	499.5	80.2
Income tax	-104.0	-69.8	49.0	-177.8	-125.5	41.6
Profit after tax	538.0	252.1	113.4	722.4	374.0	93.1
Minority interest	-9.5	-3.9	145.9	-13.1	-6.2	112.3
Net profit after minority interest	528.5	248.3	112.9	709.3	367.9	92.8
Earnings per share €	2.77	1.30	113.1	3.71	1.93	92.2

Balance Sheet

	June 30, 2006 € million	Dec. 31, 2005 € million	Change in %
Current assets			
Cash and cash equivalents	3,107.9	1,321.7	135.2
Marketable securities and financial assets	102.2	154.2	-33.7
Trade accounts receivable	1,174.3	1,161.3	1.1
Inventories	1,205.3	1,121.7	7.5
Other current assets	190.5	175.3	8.7
Tax receivables	113.2	97.5	16.1
	5,893.5	4,031.6	46.2
Non-current assets			
Intangible assets	1,046.0	986.4	6.0
Property, plant and equipment	1,816.4	1,858.0	-2.2
Investments at equity	1.3	1.5	-14.9
Non-current financial assets	71.3	69.6	2.5
Other non-current assets	29.5	65.6	-55.0
Deferred tax assets	264.8	268.1	-1.2
	3,229.4	3,249.2	-0.6
Total assets	9,122.9	7,280.8	25.3
Current liabilities			
Current financial liabilities	1,548.5	291.3	431.5
Trade accounts payable	611.7	608.0	0.6
Other current liabilities	863.6	546.8	57.9
Tax liabilities	227.7	172.2	32.2
Current provisions	152.4	182.1	-16.3
	3,403.9	1,800.4	89.1
Non-current liabilities			
Non-current financial liabilities	629.6	654.0	-3.7
Other non-current liabilities	11.3	9.0	25.6
Non-current provisions	211.1	218.5	-3.4
Provisions for pensions and other post-employment benefits	1,240.1	1,229.6	0.9
Deferred tax liabilities	52.9	40.2	31.7
	2,145.1	2,151.3	-0.3
Equity			
Equity capital	496.6	496.5	0.0
Reserves	3,022.8	2,780.3	8.7
Minority interest	54.6	52.4	4.1
	3,574.0	3,329.1	7.4
Total liabilities and stockholders' equity	9,122.9	7,280.8	25.3

Segment Reporting

€ million	2nd Quarter 2006	2nd Quarter 2005	Change in %	Jan.-Jun. 2006	Jan.-Jun. 2005	Change in %
Pharmaceuticals						
Sales	1,009.3	967.2	4.4	2,017.2	1,845.8	9.3
Operating result	120.3	109.3	10.1	251.6	202.6	24.2
Ethicals						
Sales	466.6	435.3	7.2	940.6	828.2	13.6
Operating result	33.4	27.4	21.7	91.7	57.2	60.3
Generics						
Sales	447.9	440.7	1.6	883.3	833.7	5.9
Operating result	75.4	70.0	7.8	137.8	122.7	12.3
Consumer Health Care						
Sales	94.8	91.2	4.0	193.3	183.8	5.2
Operating result	11.5	11.9	-2.8	22.1	22.8	-2.9
Chemicals						
Sales	503.0	477.9	5.3	1,063.1	912.6	16.5
Operating result	145.9	111.2	31.2	315.1	224.3	40.5
Liquid Crystals						
Sales	198.4	183.0	8.4	431.5	329.0	31.2
Operating result	105.1	78.2	34.4	227.3	146.5	55.1
Performance & Life Science Chemicals						
Sales	304.7	294.9	3.3	631.5	583.6	8.2
Operating result	40.7	32.9	23.6	87.9	77.8	13.0
Corporate and Other						
Sales	8.4	10.2	-17.7	16.9	56.1	-69.8
Operating result	-14.7	-17.5	-16.1	-26.9	-25.9	3.7
Merck Group						
Sales	1,520.7	1,455.3	4.5	3,097.2	2,814.5	10.0
Operating result	251.5	202.9	24.0	539.9	401.0	34.6

Cash Flow Statement

€ million	2006	2005
Net cash flows from operating activities	273.9	229.5
Net cash flows from investing activities	280.5	86.7
Net cash flows from financing activities	1,239.7	71.6
Changes in cash and cash equivalents	1,794.1	387.8
Exchange rate movements/ changes in companies consolidated	–7.8	19.2
Cash and cash equivalents as of January 1	1,321.7	326.0
Cash and cash equivalents as of June 30	3,107.9	733.0

Free Cash Flow

€ million	Jan.–Jun. 2006	Jan.–Jun. 2005
Net cash flows from operating activities	273.9	229.5
Purchase of intangible assets	–9.6	–21.1
Purchase of property, plant and equipment	–103.0	–108.5
Purchase of non-current financial assets/ changes in companies consolidated	–66.6	–36.4
Disposal of assets	29.0	277.7
Changes in securities	0.7	–25.1
Free cash flow	124.5	316.2

Presentation of Comprehensive Income

€ million		2006		2005
Profit after tax		722.4		374.0
Gains/losses recognized in equity (other comprehensive income)				
Fair value measurement of financial instruments	10.4		–21.4	
Actuarial gains/losses from defined benefit obligations			–	
Deferred taxes recognized in equity	–4.3		–0.6	
Currency translation difference	–93.3	–87.2	128.4	106.4
Comprehensive income as of June 30		635.2		480.4

Statement of Changes in Net Equity including Minority Interest

€ million	2006	2005
Balance as of January 1	3,329.1	2,799.6
Profit after tax	722.4	374.0
Dividend payments	–5.6	–57.2
Profit transfers to/from E. Merck OHG including transfers to reserves	–383.8	–25.9
Capital increase due to the exercise of stock options	1.9	21.9
Other comprehensive income	–87.2	106.4
Changes in companies consolidated/other	–2.8	0.6
Balance as of June 30	3,574.0	3,219.4

Notes to the Interim Financial Statements

Accounting policies

Like the annual financial statements, the quarterly financial statements of the Merck Group have been prepared in accordance with the financial reporting standards of the International Accounting Standards Board (IASB), London. The same accounting policies apply as for the 2005 annual financial statements. The notes to the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group have been prepared in accordance with the interim financial reporting standards set forth by IAS 34.

Disclosure changes

Pursuant to the realignment of the Chemicals business sector, the former Life Science & Analytics and Pigments divisions have been combined and are now reported as the Performance & Life Science Chemicals division. The previous year's figures are presented on a comparable basis.

With a view to the harmonization of accounting practices in the Merck Group, we changed the disclosure of certain customer rebates as of 2006. In this connection, the relevant deductions previously included under marketing and selling expenses are reported as reductions in sales revenues. The previous year's figures are presented accordingly on a comparable basis.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as the parent company. As of the balance sheet date, 173 companies are fully consolidated and 2 equity interests are accounted for using the equity method.

The company Agribiotics Holdings Inc., Cambridge (Ontario), Canada, which was acquired in the first quarter of 2006, has been fully consolidated since April.

Notes to the financial position and results of operations

The total assets of the Merck Group amount to € 9,123 million as of the balance sheet date. This represents an increase of 25.3% over December 31, 2005. The sharp increase was due mainly to the liquid assets recorded after the sale of the shares in Schering AG. The net balance of liquid assets increased sharply and amounts to € 1,032 million compared to € 531 million at the end of 2005. Gearing (ratio of net debt and pension provisions to net equity) is 0.06 as of the balance sheet date (previous year: 0.21). The equity ratio is 39.2% compared to 45.7% on December 31, 2005.

Sales increased by 4.5% to € 1,521 million in the second quarter. Organic growth, i.e. growth adjusted for the impact of currency and acquisitions, amounted to 4.7%. All the divisions contributed positively to this development. The operating result is € 252 million, corresponding to an increase of 24.0% over the previous year's figure. The development of the divisional operating result of Ethicals (+21.7%), Liquid Crystals (+34.4%) and Performance & Life Science Chemicals (+23.6%) was especially pleasing. In the second quarter, "Exceptional items" includes the profits recorded on the sale of our shareholding in Schering AG amounting to € 397 million. Adjusted for exceptional items, profit after tax increased by 39.8% over the year-earlier quarter. The tax rate before exceptional items was 29.7% (2005: 33.4%).

Free cash flow was € 86 million in the second quarter. The year-earlier figure (€ 293 million) included cash flows from the disposal of the Electronic Chemicals business. The proceeds from the sale of the Schering shares (€ 934 million) are not included in free cash flow, but in cash flows from investing activities.

General information on subscription rights of executive body members and employees

Within the scope of the stock option program resolved by Merck's Annual General Meeting in 2000, senior executives hold 73,010 Merck KGaA stock options as of the balance sheet date (December 31, 2005: 125,610 stock options). Additional information on this stock option program can be found in our Annual Report.

Related party disclosures

As of June 30, 2006, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG of € 623.7 million. In addition, as of June 30, 2006, Merck KGaA was owed receivables of € 0.1 million by E. Merck OHG. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG, and from the granting of loans. The balances are subject to standard market interest rates. From January to June 2006, Merck KGaA performed services for E. Merck OHG and E. Merck Beteiligungen OHG with a value of € 0.4 million and € 0.1 million, respectively. From January to March 2006, the companies of the Merck Group supplied goods with a value of € 2.3 million to associates.

Executive Board of Merck KGaA

Dr. Michael Römer, Chairman

Dr. Michael Becker

Elmar Schnee

Dr. Jan Sombroek

Walter W. Zywottek

Supervisory Board of Merck KGaA

Prof. Dr. Wilhelm Simson, Chairman
Flavio Battisti*, Vice Chairman
Jon Baumhauer | Klaus Brauer*
Dr. Daniele Bruns* | Claudia Flauaus* | Michael Fletterich*
Prof. Dr. Dr. h.c. Rolf Krebs | Albrecht Merck
Dr. Arend Oetker | Prof. Dr. Theo Siegert | Osman Ulusoy*

* Employee representative

Financial calendar

October 24, 2006	Interim Report 3rd Quarter 2006
February 15, 2007	Annual Report 2006
April 27, 2007	Annual General Meeting 2007



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Merck KGaA
Corporate Communications
64271 Darmstadt
E-mail: corpcom@merck.de

www.merck.de

W.840490
070706



Q3 2006



Interim Report | 3rd quarter 2006

Cover photo

Napa (CA), USA | Our subsidiary Dey is the core of our respiratory business field within the Generics division. Carol Hicks, Jacqueline Banzon and Vilma Mercado perform in-process inspections on a drug packaging line.

Serono SA – No offer will be made in the United States of America

The public tender offer mentioned in this report will not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.

3rd quarter 2006

- Merck Group results remained on a solid footing in the 3rd quarter with sales increasing 5% as chemicals slowed down.

Sales:	+ 5.0% to	€ 1,536 million*
Operating result:	– 9.7% to	€ 262 million
EBIT:	– 23% to	€ 215 million
Profit before tax:	– 23% to	€ 206 million
Profit after tax:	– 20% to	€ 148 million

- Expectations for the full year:

Merck expects the rate of full-year sales increase to end up near 10%. The company continues to expect that the operating result for 2006 will increase at a comfortable double-digit rate.

* In order to harmonize accounting practices within the Merck Group, as of 2006 certain customer rebates previously reported as marketing and selling expenses now are reported as reductions in sales revenues. Figures for 2005 have been adjusted accordingly.

Merck shares

The Merck share price rose 18% during the 3rd quarter to a high for the period of € 83.62 on September 29, 2006, from € 71.10 on June 30, 2006. Germany's DAX Index rose 5.7% during the same quarter and the MDAX Index, which includes Merck, increased 8.4%. The low for the quarter of € 63.96 occurred on July 18.

The performance of Merck shares vs. the DAX/MDAX


130%
120%
110%
100%
90%
MDAX
DAX
Merck
Oct. 2005
Jan. 2006
April
July

Share data[1]

	3rd quarter 2006	2nd quarter 2006
Earnings per share after tax and minority interest in €	0.76	2.77
Share price high in €	(Sept. 29) 83.62	(May 11) 89.10
Share price low in €	(Jul. 18) 63.96	(Jun. 13) 68.45
Closing share price in €	(Sept. 29) 83.62	(Jun. 30) 71.10
Market capitalization in € million	(Sept. 29) 15,971	(Jun. 30) 13,580
Theoretical number of shares in millions[2]	191.0	191.0
Actual number of shares in millions	51.3	51.3

[1] All figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

[2] The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. Because the share capital of € 133.4 million is divided into 51.3 million shares, the corresponding calculation for the general partner's capital of € 363.2 million leads to 139.7 million theoretical shares.

Merck Group

Merck Group sales in the 3rd quarter increased 5.0% to € 1,536 million compared to € 1,463 million in the year-ago quarter. The organic growth rate was 7.0%. A negative currency effect of 1.9% stemmed mainly from Asia but also North and South America.

The Group's operating result declined 9.7% to € 262 million from € 291 million in the year-ago quarter when the Ethicals division received two large upfront payments totaling € 70 million. Excluding this amount, the operating result would have risen 19% on solid business performance. Return on sales (ROS: operating result/sales) remained high at 17.1% but was below the year-ago quarter's rate of 19.9% due to the lower operating result. Return on capital employed (ROCE) declined to 21.9% from 26.4%.



Sales by quarter


2,000
1,500
1,000
500
1,359
1,576
1,455
1,521
1,463
1,536
1,491
Q I
Q II
Q III
Q IV
€ million
2005
2006

Operating result by quarter


400
300
200
100
198
288
203
252
291
262
192
Q I
Q II
Q III
Q IV
€ million
2005
2006

Merck announced on September 21 that it had entered into an agreement to purchase the majority stake of the Geneva-based biopharmaceutical company Serono SA. While this will transform the future of the company, the effect on the 3rd quarter was minimal. See pages 18 and 19 for more details on the Serono acquisition.

The € 70 million in upfront payments to the Ethicals division in the 3rd quarter of 2005, mentioned above, resulted in declines for all Group profit figures in the quarter under review. However, 3rd quarter profit figures are quite satisfactory when compared to other recent quarters excluding one-off effects.

Exceptional items during the 3rd quarter included expenses of € 13 million in the Generics division for restructuring the business in the United Kingdom and an impairment of € 34 million in the Pigments business field of the Performance & Life Science Chemicals division.

The 3rd quarter earnings before interest and tax (EBIT) declined 23% to € 215 million from € 277 million in the year-ago quarter. Merck's financial result continued to improve, to € -8.5 million from € -11 million in the year-ago quarter.

Effects of exceptional items

€ million	3rd quarter 2006	3rd quarter 2005	Change in %
Operating result	262.3	290.6	-9.7
Exceptional items	-47.5	-13.1	262.0
Profit before tax before exceptional items	253.8	279.7	-9.3
Income tax before exceptional items	-66.3	-83.8	-20.9
Profit after tax before exceptional items	187.4	195.8	-4.3
Tax rate before exceptional items	26.1%	30.0%	

Components of growth – Merck Group

Sales growth compared to last year in %

	1st quarter	2nd quarter	3rd quarter	Jan.–Sept.
Organic growth	14.1	4.7	7.0	8.5
Currency effects	4.6	−0.2	−1.9	0.7
Acquisitions/ divestments	−2.7	0.0	−0.1	−0.9
Total	16.0	4.5	5.0	8.3

3rd quarter sales by business sector totaling € 1.5 billion



8
1%
496
32%
67%
1,031
€ million
Chemicals
Pharmaceuticals
Corporate and Other

3rd quarter operating result by business sector* totaling € 262 million



137
50%
50%
139
€ million
Chemicals
Pharmaceuticals

*without segment Corporate and Other

Profit before tax fell 23% to € 206 million. Merck's underlying tax rate (before exceptional items) dropped to 26.1% compared to 30.0% in the year-ago quarter. Profit after tax declined 20% to € 148 million.

Merck had 30,158 employees worldwide on September 30, 2006, 3.5% or 1,025 people more than on December 31, 2005. The largest portion of these new employees were added to the payroll in Darmstadt as Merck ramped up production of liquid crystals and expanded clinical research and development.

◢ 3rd quarter sales by region totaling € 1.5 billion


464
30%
46%
707
€ million
144
9%
220
15%
Asia, Africa, Australasia
Latin America
North America
Europe

◢ Number of employees as of September 30, 2006: 30,158*


6,590
22%
57%
17,108
3,750
12%
2,710
9%
Asia, Africa, Australasia
Latin America
North America
Europe

* December 31, 2005: 29,133 – Change: 3.5%

Business sectors and divisions

Pharmaceuticals business sector

Ethicals

- ONCOLOGY: Targeted cancer therapy: Erbitux® (colorectal cancer, head and neck cancer)
- CARDIOMETABOLIC CARE:
  Cardiovascular: Concor® product family;
  Type 2 diabetes: Glucophage® product family;
  Dyslipidemia: Niaspan®; Thyroid products: Euthyrox®
- OTHER THERAPEUTIC AREAS:
  Alcohol dependency: Campral®
  Hormone replacement therapy: Lutenyl®, Fem7®

Generics

Off-patent, high-quality affordable drugs for various therapeutic areas;
Respiratory diseases and allergy treatments: DuoNeb®, EpiPen®

Consumer Health Care

Vitamins, minerals, food supplements: Bion®3, Femibion®, Cebion®, Haliborange®; Cold remedies: Nasivin®, SedalMerck®; Natural remedies: Seven Seas®, Kytta®, Mediflor®

Chemicals business sector

Liquid Crystals

Components (LCs) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones, etc.; organic light-emitting materials (OLEDs)

Performance & Life Science Chemicals

- LABORATORY BUSINESS: Reagents and test kits for industry, research laboratories and environmental analysis
- LIFE SCIENCE SOLUTIONS: Products and services for the entire drug development and manufacturing process chain, e.g. for chromatography: Chromolith®, ChemDAT®, Emprove®; Cosmetic raw materials and active ingredients: Eusolex®, RonaCare® Ectoin
- PIGMENTS: Effect pigments: Iriodin®, Colorstream®, Xirallic®, Miraval™, Timiron®, Xirona®; Cosmetic pigments: Ronastar®

Business sectors

Merck has two business sectors – Pharmaceuticals and Chemicals. The Pharmaceuticals business sector has three divisions – Ethicals, Generics and Consumer Health Care. The Chemicals business sector has two divisions – Liquid Crystals and Performance & Life Science Chemicals. This structure is part of Merck's strategy of focused diversification.

With the exception of Performance & Life Science Chemicals, all divisions posted increases in sales. Except for the Ethicals division, the others increased their 3rd quarter operating results.

Components of growth in the 3rd quarter

Change in sales compared to last year in %

	Pharmaceuticals	Chemicals	Corporate and Other	Merck Group
Organic growth	8.6	4.4	–16.5	7.0
Currency effects	–1.5	–2.6	–0.1	–1.9
Acquisitions / divestments	0.3	–0.8	0.0	–0.1
Total	7.3	0.9	–16.6	5.0

Sales analysis for the 3rd quarter


in %
10
8
6
4
2
0
–2
–4
Pharmaceuticals
Chemicals
Merck Group
Organic growth
Currency effects
Acquisitions/ divestments

Pharmaceuticals business sector

The Pharmaceuticals business sector generated about two-thirds of the Group's sales and about 50% of the operating result* in the 3rd quarter.

Pharmaceutical sales rose 7.3% to € 1,031 million in the 3rd quarter from € 961 million in the year-ago quarter. All three divisions contributed to this increase. In comparison, global pharmaceutical sales are growing at a rate of about 5%, according to IMS Health.

The operating result of the Pharmaceuticals business sector fell 24% to € 139 million in the 3rd quarter compared to the year-ago quarter when the operating result jumped to € 184 million due to € 70 million in upfront payments for licensing agreements with Takeda and Organon. Compared to the 2nd quarter of this year, the operating result rose 16%.

Research and development costs rose 6.3% during the 3rd quarter to € 150 million as Merck continues to develop innovative products not only in its Ethicals division but also in its Generics and Consumer Health Care divisions.

Because of last year's one-off income, return on sales (ROS) for the Pharmaceuticals business sector fell to 13.5% in the 3rd quarter from 19.2% in the year-ago quarter. Return on capital employed (ROCE) declined to 20.4% from 29.9%.

*without segment Corporate and Other

Pharmaceuticals __ Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	1,031.5	960.8	7.3	3,048.7	2,806.6	8.6
Gross margin	655.6	586.2	11.8	1,928.9	1,732.7	11.3
R & D	150.1	141.1	6.3	467.4	421.4	10.9
Operating result	139.3	184.3	-24.4	390.9	386.9	1.0
Exceptional items	-13.1	-3.0	-	-13.1	-6.0	117.6
Free cash flow	-324.0	170.1	-	-217.9	273.5	-
ROS in %	13.5	19.2		12.8	13.8	
ROCE in %	20.4	29.9		19.3	21.3	

ETHICALS

Sales by the Ethicals division increased 7.7% to € 473 million in the 3rd quarter from € 439 million in the year-ago quarter. This division accounts for 46% of Pharmaceuticals sales and 31% of total Merck Group sales. By sales, Ethicals is Merck's largest division. Erbitux®, Merck's targeted cancer treatment, is the company's single best-selling medicine.

Erbitux® is now approved in 52 countries within Merck's marketing territory for the treatment of colorectal cancer. In addition, it is approved in 37 countries to treat patients suffering from locally advanced squamous cell carcinoma of the head and neck. The recognition of the benefits of Erbitux by oncologists around the globe has resulted in 3rd quarter sales of € 87 million, a 46% increase compared to € 59 million in the same quarter of 2005. In the 3rd quarter of 2006, Erbitux® sales started in the large markets of China and India.

Four large phase III studies are underway to test Erbitux® as a first-line and second-line treatment of colorectal cancer, first-line treatment of head and neck cancer and first-line treatment of non-small-cell lung cancer. In addition, another large randomized phase II trial for first-line treatment of colorectal cancer is underway.

Ethicals — Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	473.0	439.1	7.7	1,413.6	1,267.3	11.5
Gross margin	358.2	327.1	9.5	1,065.5	942.5	13.0
R & D	117.5	108.5	8.2	361.8	319.0	13.4
Operating result	40.8	99.2	-58.9	132.4	156.4	-15.3
Free cash flow	-407.3	71.7	–	-403.1	60.9	–
ROS in %	8.6	22.6		9.4	12.3	
ROCE in %	11.5	34.5		12.6	18.3	

Merck now markets UFT®, an oral chemotherapy for the treatment of colorectal cancer, in 37 countries.

The first patient is expected to be enrolled later this year in a phase III study for the cancer vaccine Stimuvax® (formerly known as L-BLP25). This innovative vaccine produced the best survival data ever reported in advanced non-small-cell lung cancer (an additional 17 months compared to best supportive care) in a randomized phase II study for patients with stage IIIB of the disease.

Total sales of bisoprolol, including the branded Concor® products such as Lodoz® and ConcorCOR® marketed by the Commercial Unit CardioMetabolic Care, increased 3.3% to € 86 million. Merck's bisoprolol franchise remains an important product group for the company and patients. Further findings gleaned from the third Cardiac Insufficiency Bisoprolol Study (CIBIS III) presented in September at the World Congress for Cardiology in Barcelona showed that initiating chronic heart failure treatment with ConcorCOR® (bisoprolol) leads to a 46% reduction in sudden deaths after one year. Results from the Dutch Echocardiographic Cardiac Risk Evaluation Applying Stress Echo (DECREASE II) trial, also presented in Barcelona, suggest that preoperative cardiac testing is unnecessary before non-cardiac surgery when patients are being given life-saving Concor® (bisoprolol). Such trial results give physicians solid grounds for prescribing these well-established products.

Sales of the Glucophage® (metformin) family of oral antidiabetic products decreased 8.1% to € 62 million.

Sales of thyroid medicines such as Euthyrox® increased 11% to € 31 million. According to market research data Merck remains the market leader for thyroid medicines in Europe and Latin America and is number three worldwide.

The Ethicals division's 3rd quarter investment in research and development increased 8.2% to € 117 million as five major clinical trials for Erbitux® continued and clinical development moved ahead for other candidates in the pipeline.

The operating result of the Ethicals division dropped 59% to € 41 million from € 99 million in the 3rd quarter of 2005 when Merck received two large upfront payments totaling € 70 million from Takeda and Organon. Excluding these one-time effects, the operating result increased 38%.

ROS and ROCE rates were not as positive as in the year-ago quarter, also because of the one-off payments. ROS fell to 8.6% from 22.6% and ROCE dropped to 11.5% from 34.5%.

GENERICS

Sales by the Generics division rose 6.4% in the 3rd quarter to € 456 million from € 429 million in the year-ago quarter.

Good performances by Generics businesses throughout Europe led to a solid 13% sales growth for the region. Strong double-digit growth continued in France, Italy, Spain and Slovakia. In Germany, government measures to reduce health care costs adversely affected sales, which declined 1.5%. Price competition led to a sales decline of 26% in the United Kingdom. In response to the negative trend and to secure the future of the company, Generics UK has announced it will close its manufacturing plant in Potters Bar near London. The UK restructuring resulted in exceptional charges of € 13 million in the 3rd quarter.

In North America, sales rose 8.1% compared to the year-ago quarter. Sales of the U.S.-based company Dey rose 5.1% on the success of EpiPen® an auto-injector for the treatment of allergic emergencies (anaphylaxis) and DuoNeb®, the unit-dose inhaler for the treatment of chronic obstructive pulmonary disease (COPD). U.S. authorities continue to analyze changes in the Medicare reimbursement for inhalation products and the final decision cannot be predicted. During September Dey was served with a complaint from the U.S. Department of Justice. As in numerous other lawsuits against pharmaceutical companies in the U.S., the allegation is improper reporting of drug prices that were reimbursed by Medicare and Medicaid programs. Merck strongly refutes

Generics __ Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	455.9	428.6	6.4	1,339.3	1,262.3	6.1
Gross margin	228.4	199.7	14.4	665.8	610.8	9.0
R & D	30.5	30.4	0.4	97.8	95.3	2.7
Operating result	75.0	70.1	7.1	212.8	192.8	10.4
Exceptional items	-13.1	-3.0	-	-13.1	-6.0	-
Free cash flow	54.7	79.7	-31.3	152.2	186.2	-18.2
ROS in %	16.5	16.4		15.9	15.3	
ROCE in %	29.3	27.3		27.9	25.5	

this allegation but is investigating whether the provision already set aside for similar lawsuits is sufficient. Sales by the Canadian subsidiary, Genpharm, rose 21% compared to the year-ago quarter. In Latin America, sales increased 8.2%. In the region Asia, Africa, Australasia, sales fell 6.1%, influenced by strong price reductions. In Australia, price reductions led to a decline of 11%. Merck's Japanese Generics subsidiary, with the new name of Merck Seiyaku, posted a 11% increase in organic sales. Investment in research and development remained at last year's relatively high level due to continued portfolio expansion and increased efforts to develop innovative and often patent-protected dosage forms that offer patients additional benefits.

In spite of the very competitive environment, the Generics division increased its operating profit by 7.1% to € 75 million. ROS was steady at 16.5% and ROCE improved to 29.3%.

CONSUMER HEALTH CARE

Sales by the Consumer Health Care division rose 10% to € 103 million in the 3rd quarter compared to € 93 million in the year-ago quarter. This is the first time the division's quarterly sales exceeded the € 100 million level.

The increase was spurred by strong performances from the division's main brands – sales of Diabion®, a vitamin-mineral tablet for people with diabetes, nearly doubled mainly due to business in Mexico; sales of Bion®3 probiotic vitamins increased 36% on good results in France and Belgium; sales of Femibion® for women were up 36%, mainly in Germany; and sales of Nasivin® nasal spray climbed 16% with strong growth in Belgium, Hungary, India and Poland. This more than offset the continued soft sales of Omega-3 products in the United Kingdom.

The operating result rose 57% to € 24 million from € 15 million in the year-ago quarter, boosted by a € 4.0 million gain on the sale of the Moustifluid brand of insect repellents in France to Laboratoires AIM. Excluding this gain, the operating result would have risen 30%. Proceeds from the sale are being reinvested in the division's strategic brands.

ROS rose considerably to 22.9% from 16.1% and ROCE increased substantially to 32.9% from 20.6%.

Consumer Health Care — Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	102.5	93.2	10.1	295.8	277.0	6.8
Gross margin	69.1	59.4	16.2	197.6	179.4	10.2
R & D	2.1	2.2	-3.5	7.7	7.1	8.3
Operating result	23.5	15.0	57.2	45.6	37.7	21.0
Free cash flow	28.6	18.7	52.8	33.0	26.4	24.9
ROS in %	22.9	16.1		15.4	13.6	
ROCE in %	32.9	20.6		21.6	17.9	

Merck to acquire Serono


MERCK
ERCK

Serono CEO Ernesto Bertarelli and Michael Römer, Chairman of the Merck Executive Board, explained the deal during a press conference in Darmstadt.

The most notable event during the 3rd quarter was Merck's announcement on September 21 that it had entered into an agreement with the Bertarelli family, which owns the majority stake in Serono SA, to purchase its shares in the Geneva, Switzerland-based company. This major acquisition by Merck will create a strategically compelling combination with the size to compete in the global pharmaceutical market.

Subject to merger control clearance and closing of the purchase, Merck holds about 65% of the capital of Serono and approximately 75% of the voting rights, for which Merck agreed to pay CHF 1,100 per bearer share in cash. Merck will make a public tender offer under Swiss law for the remaining shares at the same price of CHF 1,100 per share. The offer price represents a 20% premium to the share price as of September 20, 2006, and a total equity value of CHF 16.6 billion (approximately € 10.6 billion) on a fully diluted basis.

The acquisition will be funded initially through existing Merck cash and bridge financing. The all-cash transaction will be refinanced through a combination of a syndicated loan, a bond and a capital increase of € 2 to 2.5 billion, in which the Merck Family will participate with an amount of up to € 1 billion.

Although the event involved two European companies only 550 km apart, the news was rapidly reported around the world. In the week following the announcement, Merck's share price rose 9.4%, indicating that investors support this strategic move.

Strengthening the Ethicals division

"This acquisition transforms Merck's Pharmaceuticals business and creates a leading position in the world of biological medicines, which helps to ensure its future through the 21st century," said Michael Römer, Chairman of Merck's Executive Board.

The addition to Merck's Ethicals business will provide critical mass in R&D (nearly € 1 billion annually), create R&D capabilities greater than the sum of the parts; extend Merck's product portfolio with neurology, reproductive health and especially with a market-leading franchise for multiple sclerosis treatments including the blockbuster drug Rebif; and give Merck better access to the United States, the world's biggest pharmaceutical market.

In addition, Serono brings world-class biotechnology capabilities – in the laboratory, marketplace and production. The acquisition will allow Merck to compete in today's global pharmaceutical market, where success will require both new biological entities and new chemical entities.

Merck's Ethicals division will be combined with Serono to create "Merck-Serono Biopharmaceuticals." The headquarters of this business will be in Geneva, Switzerland. Based on 2005 figures, the new Merck Group would have pro forma sales of € 7.7 billion, including € 3.6 billion in biopharmaceutical sales. The Merck Group, which will maintain its headquarters in Darmstadt, will have a total of about 35,000 employees worldwide. Merck's successful business model of competing in both pharmaceuticals and chemicals will remain in place and be strengthened by this combination.

Expertise in several therapeutic areas


Therapeutic core areas
2005 Sales in € million
1,200
1,000
800
600
400
200
1,026
221
27
930
525
850
278
572
Neuro-logy
Onco-logy
Auto-immune and Inflam-matory
CM Care
Repro-ductive Health
Others
Serono
Merck

Chemicals business sector

The Chemicals business sector contributed about one-third of total Group sales and 50% to the Group operating result* in the 3rd quarter.

Sales by the Chemicals business sector rose slightly to € 496 million in the 3rd quarter with the Liquid Crystals division posting a 4.4% increase and the Performance & Life Science Chemicals division declining 1.5%. The widely publicized imbalance between supply and demand for liquid crystal displays (LCDs) at the end of the 2nd quarter has been replaced by a high level of activity in the 3rd quarter. Merck's liquid crystal sales performance recently began to reflect this higher level of activity. Sales for the Chemicals business sector rose organically by 4.4% but were hampered by negative currency effects of 2.6%.

A decision to no longer focus on high-volume standard pigment products led to a one-time impairment of € 34 million in the 3rd quarter on production equipment and inventories.

*without segment Corporate and Other

Chemicals** — Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	496.2	491.8	0.9	1,559.3	1,404.4	11.0
Gross margin	281.2	265.2	6.0	896.2	766.8	16.9
R & D	34.7	35.2	-1.4	101.3	96.7	4.8
Operating result	136.8	122.6	11.6	452.0	346.9	30.3
Exceptional items	-34.3	0.0	–	-34.3	0.0	–
Free cash flow	112.0	133.6	-16.1	318.6	268.5	18.7
ROS in %	27.6	24.9		29.0	24.7	
ROCE in %	27.1	26.4		30.7	26.0	

** Figures reported for the Electronic Chemicals business in the 1st quarter of 2005 have been reclassified to the sector Corporate and Other. The Electronic Chemicals business was divested in the 2nd quarter of 2005.

Also as part of this focus on high-margin products, the Chemicals business sector is investing heavily in research and development, with spending amounting to € 35 million in the 3rd quarter. At 7.0% of Merck's total Chemicals sales, this is considerably more than the industry average of about 4%. For example, Merck scientists are continuously developing new liquid crystals with enhanced properties demanded by customers in the flat-panel display industry. Other promising research fields at Merck are organic light-emitting diodes (OLEDs) and high-performance organic semiconductors.

Scientists at Merck's Southampton, United Kingdom, research facility have won three awards this year and been featured in a major scientific journal for their efforts to boost the working speed of polymer-based semiconductors. Their work is aimed at replacing or reducing reliance on traditional silicone semiconductors with synthetic, pliable semiconductors.

The Chemicals operating result rose 12% to € 137 million from € 123 million in the year-ago quarter. ROS increased significantly to 27.6% from 24.9% in the year-ago quarter. ROCE rose to 27.1% compared to 26.4% in the 3rd quarter of 2005.

LIQUID CRYSTALS

Sales by the Liquid Crystals division increased 4.4% to € 207 million in the 3rd quarter from € 199 million in the year-ago quarter. Organic sales growth in the quarter was 7.7%. Merck's liquid crystals are used around the world in the majority of large-screen LCD televisions, computer monitors and notebooks, and electronic displays for cameras, games and mobile phones.

Going into the 3rd quarter, the liquid crystal display industry was still dealing with inventory build-ups, mainly for flat-panel televisions, that began in the 2nd quarter due to an imbalance between supply and demand. This issue appears to have been resolved toward the end of the 3rd quarter.

As part of Merck's strategy to focus on core businesses, the company decided to divest its Indium Tin Oxide (ITO) glass coating and color filter activities in Taiwan and entered into an agreement with Shin An SNP Taiwan Co., Ltd. (SNP Taiwan), a subsidiary of the Korean company, Shin An SNP.

Liquid Crystals __ Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.–Sept. 2006	Jan.–Sept. 2005	Change in %
Sales	207.5	198.7	4.4	639.0	527.7	21.1
Gross margin	134.1	126.6	6.0	426.2	333.6	27.8
R & D	18.2	18.3	–0.9	52.7	50.8	3.8
Operating result	104.3	92.2	13.1	331.5	238.7	38.9
Free cash flow	66.5	59.3	12.1	226.8	115.8	95.9
ROS in %	50.3	46.4		51.9	45.2	
ROCE in %	46.8	49.7		51.9	47.9	

The division's Research and Development spending remained at a high level, € 18 million or 8.7% of sales, as Merck scientists work hand-in-hand with display manufacturers to develop new liquid crystals with improved performance.

The Liquid Crystals operating result rose 13% to € 104 million compared to the year-ago quarter. The division's ROS was 50.3%. The year-ago rate was 46.4%. ROCE was 46.8% compared to 49.7% in the 3rd quarter of 2005.

PERFORMANCE & LIFE SCIENCE CHEMICALS

Sales by the Performance & Life Science Chemicals division declined 1.5% to € 289 million compared to € 293 million in the year-ago quarter. Organically, sales rose 2.2%.

Within the Pigments business field, Coatings, Cosmetics and Bioactives continued to post positive sales while sales in the Laboratory and Life Science Solutions business fields remained at year-ago levels.

A strategic review of the Pigments business revealed shifts in the market environment with increased competition in the standard products segments. As a result, Merck has decided to increase its focus on high-value, high-margin products while de-emphasizing production and marketing of high-volume standard pigments. The consequent measures resulted in a one-time € 34 million impairment on production equipment and inventories during the 3rd quarter.

The Performance & Life Science Chemicals division spent nearly € 17 million, or 5.7% of total sales, on research and development during the 3rd quarter to deliver the innovative products and solutions demanded by its customers.

Performance & Life Science Chemicals _Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	288.8	293.0	-1.5	920.3	876.7	5.0
Gross margin	147.0	138.6	6.1	470.0	433.3	8.5
R & D	16.5	16.9	-2.0	48.6	45.9	6.0
Operating result	32.6	30.4	7.1	120.4	108.2	11.3
Exceptional items	-34.3	0.0	–	-34.3	0.0	–
Free cash flow	45.5	74.3	-38.7	91.8	152.7	-39.9
ROS in %	11.3	10.4		13.1	12.3	
ROCE in %	11.5	10.9		14.4	12.9	

During the 3rd quarter, these efforts resulted in approval from the U.S. Food and Drug Administration (FDA) for Merck's innovative Candurin® silver-white and interference pearlescent pigments for use in foods and pharmaceuticals.

The division's operating result rose 7.1% to € 33 million compared to the year-ago quarter. ROS rose to 11.3% from 10.4% in the year-ago quarter and ROCE improved to 11.5% from 10.9%.

Corporate and Other

The segment Corporate and Other includes corporate overhead costs incurred by Group holding companies, taxes, and other items that are not allocated to specific divisions.

For example the exeptional gain from the sales of Merck's stake in Schering AG was reported in this segment during the 2nd quarter 2006. Likewise, the gain from the divestment of the Electronic Chemicals business to BASF AG in the 2nd quarter of 2005 was also included here.

Corporate and Other__Key figures

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.-Sept. 2006	Jan.-Sept. 2005	Change in %
Sales	8.4	10.0	−16.6	25.3	66.1	−61.7
Gross margin	0.5	1.1	−58.9	2.5	15.2	−83.6
R & D	–	–	–	0.1	1.3	−92.0
Operating result	−13.9	−16.3	−14.8	−40.8	−42.2	−3.4
Exceptional items	−0.1	−10.1	−99.4	378.0	128.6	193.9
Free cash flow	−81.5	−115.2	−29.3	−269.7	−37.4	–

Outlook

Merck's financial results were solid in the 3rd quarter, albeit at a more moderate level than in the first part of the year. This is especially true for the Liquid Crystals division, whose customers were confronted with higher levels of inventories than anticipated.

While increasing at a single-digit rate in the 3rd quarter, sales of liquid crystals for the first nine months of 2006 rose 21% to € 639 million compared to the same period in 2005, in line with the market development. Merck's major customers in the LCD industry are confident that they have overcome the issue of excessive inventories that occurred in the 2nd quarter and the beginning of the 3rd quarter.

With more countries approving Erbitux® for the additional indication of head and neck cancer, Merck expects that the good sales development for this important medicine will continue. Five major clinical studies involving Erbitux® in treating various cancer indications are underway. However, it is impossible to forecast when these other cancer indications might be approved.

Based on the above and the company's performance for the first nine months, Merck is adjusting its guidance on its sales for 2006. It now expects the full-year sales increase rate to end up near 10%. The company reconfirms its guidance that the operating result for 2006 will rise at a comfortable double-digit rate.

Darmstadt, October 24, 2006

Interim Financial Statements as of September 30, 2006

Income Statement

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.–Sept. 2006	Jan.–Sept. 2005	Change in %
Sales	1,536.1	1,462.6	5.0	4,633.3	4,277.2	8.3
Cost of sales	–598.8	–610.1	–1.8	–1,805.6	–1,762.5	2.4
Gross margin	937.2	852.6	9.9	2,827.6	2,514.7	12.4
Marketing and selling expenses	–359.8	–339.3	6.0	–1,080.6	–990.3	9.1
Administration expenses	–97.6	–89.9	8.6	–284.6	–255.9	11.2
Other operating income and expenses	–38.4	–33.0	16.5	–108.2	–147.8	–26.8
Research and development	–184.8	–176.4	4.8	–568.8	–519.4	9.5
Patent and license revenues	5.5	76.8	–92.9	16.6	89.5	–81.5
Investment result	0.2	–0.2	–	0.2	0.6	–76.8
Operating result	262.3	290.6	–9.7	802.1	691.6	16.0
Exceptional items	–47.5	–13.1	262.0	330.5	122.6	169.6
Earnings before interest and tax (EBIT)	214.7	277.4	–22.6	1,132.7	814.2	39.1
Financial result	–8.5	–10.9	–22.2	–26.3	–48.1	–45.3
Profit before tax	206.2	266.5	–22.6	1,106.3	766.1	44.4
Income tax	–57.9	–81.4	–28.9	–235.6	–206.9	13.9
Profit after tax	148.3	185.1	–19.9	870.7	559.1	55.7
Minority interest	–4.0	–3.6	13.1	–17.1	–9.7	75.9
Net profit after minority interest	144.3	181.5	–20.5	853.6	549.4	55.4
Earnings per share €	0.76	0.95	–20.0	4.47	2.88	55.2

Balance Sheet

	Sept. 30, 2006 € million	Dec. 31, 2005 € million	Change in %
Current assets			
Cash and cash equivalents	1,426.2	1,321.7	7.9
Marketable securities and financial assets	154.0	154.2	-0.1
Trade accounts receivable	1,227.4	1,161.3	5.7
Inventories	1,234.1	1,121.7	10.0
Other current assets	193.9	175.3	10.6
Tax receivables	130.9	97.5	34.3
	4,366.4	4,031.6	8.3
Non-current assets			
Intangible assets	1,048.1	986.4	6.2
Property, plant and equipment	1,810.9	1,858.0	-2.5
Investments at equity	1.4	1.5	-6.1
Non-current financial assets	523.9	69.6	-
Other non-current assets	29.0	65.6	-55.7
Deferred tax assets	271.2	268.1	1.2
	3,684.6	3,249.2	13.4
Total assets	8,051.0	7,280.8	10.6
Current liabilities			
Current financial liabilities	389.7	291.3	33.8
Trade accounts payable	618.7	608.0	1.8
Other current liabilities	801.2	546.8	46.5
Tax liabilities	246.6	172.2	43.2
Current provisions	220.2	182.1	20.9
	2,276.4	1,800.4	26.4
Non-current liabilities			
Non-current financial liabilities	647.4	654.0	-1.0
Other non-current liabilities	10.8	9.0	19.6
Non-current provisions	193.4	218.5	-11.5
Provisions for pensions and other post-employment benefits	1,259.7	1,229.6	2.4
Deferred tax liabilities	50.0	40.2	24.4
	2,161.3	2,151.3	0.5
Net Equity			
Equity capital	496.6	496.5	0.0
Reserves	3,058.3	2,780.3	10.0
Minority interest	58.4	52.4	11.5
	3,613.3	3,329.1	8.5
Total liabilities and stockholders' equity	8,051.0	7,280.8	10.6

Segment Reporting

€ million	3rd quarter 2006	3rd quarter 2005	Change in %	Jan.–Sept. 2006	Jan.–Sept. 2005	Change in %
Pharmaceuticals						
Sales	1,031.5	960.8	7.3	3,048.7	2,806.6	8.6
Operating result	139.3	184.3	–24.4	390.9	386.9	1.0
Ethicals						
Sales	473.0	439.1	7.7	1,413.6	1,267.3	11.5
Operating result	40.8	99.2	–58.9	132.4	156.4	–15.3
Generics						
Sales	455.9	428.6	6.4	1,339.3	1,262.3	6.1
Operating result	75.0	70.1	7.1	212.8	192.8	10.4
Consumer Health Care						
Sales	102.5	93.2	10.1	295.8	277.0	6.8
Operating result	23.5	15.0	57.2	45.6	37.7	21.0
Chemicals						
Sales	496.2	491.8	0.9	1,559.3	1,404.4	11.0
Operating result	136.8	122.6	11.6	452.0	346.9	30.3
Liquid Crystals						
Sales	207.5	198.7	4.4	639.0	527.7	21.1
Operating result	104.3	92.2	13.1	331.5	238.7	38.9
Performance & Life Science Chemicals						
Sales	288.8	293.0	–1.5	920.3	876.7	5.0
Operating result	32.6	30.4	7.1	120.4	108.2	11.3
Corporate and Other						
Sales	8.4	10.0	–16.6	25.3	66.1	–61.7
Operating result	–13.9	–16.3	–14.8	–40.8	–42.2	–3.4
Merck Group						
Sales	1,536.1	1,462.6	5.0	4,633.3	4,277.2	8.3
Operating result	262.3	290.6	–9.7	802.1	691.6	16.0

Cash Flow Statement

€ million	2006	2005
Net cash flows from operating activities	496.4	499.8
Net cash flows from investing activities	−287.9	4.8
Net cash flows from financing activities	−96.5	30.5
Changes in cash and cash equivalents	112.0	535.2
Exchange rate movements/ changes in companies consolidated	−7.5	12.5
Cash and cash equivalents as of January 1	1,321.7	326.0
Cash and cash equivalents as of Sept. 30	1,426.2	873.6

Free Cash Flow

€ million	Jan.–Sept. 2006	Jan.–Sept. 2005
Net cash flows from operating activities	496.4	499.8
Purchase of intangible assets	−20.7	−25.7
Purchase of property, plant and equipment	−158.5	−169.0
Purchase of non-current financial assets/ changes in companies consolidated	−521.7	−46.4
Disposal of assets	38.4	273.2
Changes in securities	−2.9	−27.2
Free cash flow	−169.0	504.6

Presentation of Comprehensive Income

€ million	Jan.–Sept. 2006		Jan.–Sept. 2005	
Profit after tax		870.7		559.1
Gains/losses recognized in equity (other comprehensive income)				
Fair value measurement of financial instruments	−8.6		−13.9	
Actuarial gains/losses from defined benefit obligations	−5.3		–	
Deferred taxes recognized in equity	−0.6		−2.0	
Currency translation difference	−91.0	−105.5	135.4	119.5
Comprehensive income		765.2		678.6

Statement of Changes in Net Equity including Minority Interest

€ million	2006	2005
Balance as of January 1	3,329.1	2,799.6
Profit after tax	870.7	559.1
Dividend payments	−49.7	−57.7
Profit transfers to/from E. Merck OHG including transfers to reserves	−430.3	−34.9
Capital increase due to the exercise of stock options	1.9	23.1
Other comprehensive income	−105.5	119.5
Changes in companies consolidated/other	−2.9	0.3
Balance as of Sept. 30	3,613.3	3,409.0

Notes to the Interim Financial Statements

Accounting policies

Like the annual financial statements, the quarterly financial statements of the Merck Group have been prepared in accordance with the financial reporting standards of the International Accounting Standards Board (IASB), London. The same accounting policies apply as for the 2005 annual financial statements. The notes to the annual financial statements thus apply accordingly. The present interim financial statements of the Merck Group have been prepared in accordance with the interim financial reporting standards set forth by IAS 34.

Disclosure changes

Pursuant to the realignment of the Chemicals business sector, the former Life Science & Analytics and Pigments divisions have been combined and are now reported as the Performance & Life Science Chemicals division. The previous year's figures are presented on a comparable basis.

With a view to the harmonization of accounting practices in the Merck Group, we changed the disclosure of certain customer rebates as of 2006. In this connection, the relevant deductions previously included under marketing and selling expenses are reported as reductions in sales revenues. The previous year's figures are presented accordingly on a comparable basis.

Companies consolidated

The consolidated financial statements of the Merck Group have been prepared with Merck KGaA as the parent company. As of the balance sheet date, 177 companies are fully consolidated and 2 equity interests are accounted for using the equity method.

Notes to the financial position and results of operations

The total assets of the Merck Group amount to € 8,051 million as of the balance sheet date. This represents an increase of 10.6% over December 31, 2005. The rise is due mainly to a 10% increase in working capital caused by the expansion of operating business. In addition, as of September 30, 2006, Merck had purchased

Serono SA shares on the open market for € 455 million, which is disclosed under "Non-current financial assets". The net balance of liquid assets amounts to € 543 million compared to € 531 million at the end of 2005. Gearing (ratio of net debt and pension provisions to net equity) is 0.20 as of the balance sheet date (previous year 0.21). The equity ratio is 44.9% compared to 45.7% on December 31, 2005.

Sales increased by 5.0% to € 1,536 million in the third quarter. Adjusted for the impact of currency and acquisitions, growth amounted to 7.0%. The operating result totaled € 262 million in the reporting period. This represents a decline of 9.7%. It should be noted that the year-earlier period included upfront payments from the co-development and co-commercialization agreement with Takeda for matuzumab (€ 60 million) and the licensing agreement with Organon for EMM 310066 (€ 10 million). In the third quarter, "Exceptional items" include expenses of € 13 million due to restructuring in the United Kingdom as well as impairment losses of € 34 million on production equipment and inventories in the Pigments business of the Performance & Life Science Chemicals division. Profit after tax amounts to € 148 million. Adjusted for exceptional items, the profit after tax is 4.3% lower than in the previous year due to the upfront payments from licensing agreements recorded in the third quarter of 2005. The tax rate before exceptional items was 26.1% (2005: 30.0%).

Free cash flow in the third quarter is negative and amounts to – € 293 million (previous year: € 188 million). It should be noted here that net cash flows from investing activities include the purchase of Serono shares amounting to € 455 million.

General information on subscription rights of executive body members and employees

Within the scope of the stock option program resolved by Merck's Annual General Meeting in 2000, senior executives hold 59,460 Merck KGaA stock options as of the balance sheet date (December 31, 2005: 125,610 stock options). Additional information on this stock option program can be found in our Annual Report.

Related party disclosures

As of September 30, 2006, there were liabilities by Merck KGaA and Merck & Cie, Altdorf, to E. Merck OHG in the amount of € 441.2 million. In addition, as of September 30, 2006, Merck KGaA was owed receivables of € 0.2 million by E. Merck OHG. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG, as well as the extension of loans. These financial liabilities of € 12.9 million are subject to standard market interest rates. From January to September 2006, Merck KGaA performed services for E. Merck OHG, E. Merck Beteiligungen OHG, and for Emanuel Merck Vermögens KG with a value of € 0.6 million, € 0.4 million and € 0.1 million, respectively. From January to September 2006, the companies of the Merck Group supplied goods with a value of € 3.2 million to associates.

Executive Board of Merck KGaA

Dr. Michael Römer, Chairman

Dr. Karl-Ludwig Kley, Vice Chairman

Dr. Michael Becker

Elmar Schnee

Dr. Jan Sombroek

Walter W. Zywottek

Supervisory Board of Merck KGaA

Prof. Dr. Wilhelm Simson, Chairman
Flavio Battisti*, Vice Chairman
Jon Baumhauer | Klaus Brauer*
Dr. Daniele Bruns* | Claudia Flauaus* | Michael Fletterich*
Prof. Dr. Dr. h.c. Rolf Krebs | Albrecht Merck
Dr. Arend Oetker | Prof. Dr. Theo Siegert | Osman Ulusoy*

* Employee representative

Financial calendar

February 15, 2007	Annual Report 2006
April 25, 2007	Interim Report 1st quarter 2007
April 27, 2007	Annual General Meeting 2007



Merck KGaA
Corporate Communications
64271 Darmstadt
E-mail: corpcom@merck.de

www.merck.de

W.840494
071006


RECEIVED
2007 JAN 19 A 10: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


MERCK

Investor Relations Information

Your Contact
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Fax: +49 6151 72-913321

February 16, 2006

Merck KGaA 2005 Profit After Tax Remains at High Level

- **Sales Rise 9.9%, Operating Result increases 17%**
- **Erbitux® sales reach EUR 218 million in 2005, EUR 65 million in Q4**
- **Liquid Crystals FY sales advance 27%, Q4 sales surge 53%**
- **Proposed Dividend: EUR 0.85 vs EUR 0.80 plus EUR 0.20 bonus for 2004**

Key Figures:

Merck Group (Mio EUR)	Q4/2005	Q4/2004	(+/- %)	FY/2005	FY/2004	(+/- %)
Sales (w/o VWR)	**1,535.1**	1,338.8	**14.7**	**5,870.3**	5,339.5	**9.9**
Operating Result (w/o VWR)	**191.7**	194.8	**- 1.6**	**883.3**	754.9	**17.0**
Exceptionals	**- 50.3**	- 65.4	**- 23.1**	**72.3**	267.3	**- 73.0**
EBIT	**141.4**	129.4	**9.3**	**955.6**	1,043.5	**- 8.4**
Profit After Tax	**113.6**	85.0	**33.7**	**672.7**	671.9	**0.1**
Net Profit After Minorities	**109.5**	81.5	**34.4**	**658.9**	658.6	**0.1**
Earnings Per Share (EUR)	**0.57**	0.43	**32.6**	**3.45**	3.47	**- 0.6**


MERCK

Merck KGaA Maintains Its High Level of Success in 2005

Merck Group sales from continuing operations for 2005 rose by 9.9% to EUR 5,870 million, with all six divisions – led by Liquid Crystals and Ethicals – contributing to the positive growth. Fourth-quarter sales were up by a robust 15% to EUR 1,535 million.

The full-year operating result, also from continuing operations, rose 17% to EUR 883 million, surpassing the previous record high set in 2001. This figure includes an up-front licensing payment of EUR 60 million from Takeda Pharmaceutical and EUR 10 million from Organon, both of which were recorded in the third quarter. Another EUR 66 million is due to the fact that goodwill can no longer be amortized. Fourth-quarter operating result declined 1.6% to EUR 192 million, mainly due to increased marketing and selling costs for Erbitux and much higher investments in research and development costs by several divisions.

Return on sales (ROS: operating result/sales) for 2005 rose to 15.0% from 14.1% while return on capital employed (ROCE) improved to 20.5% from 17.4%. For the quarter, ROS was 12.5% versus 14.6% in the year-ago quarter and ROCE was 17.4% compared to 18.3% in the fourth quarter of 2004.

Major exceptional items during 2005 included a gain of EUR 139 million booked in the second quarter on the sale of Merck's Electronic Chemicals business to BASF AG; a EUR 10 million charge in the third quarter to resolve a dispute with an Electronic Chemicals customer; and during the fourth quarter a EUR 10 million write down on assets and restructuring costs in connection with the acquisition of Covion and EUR 61 million in provisions for potential claims for damages and the associated costs of the proceedings from a pricing case involving Merck's California subsidiary Dey, Inc.

Earnings before interest and tax (EBIT) in 2005 declined 8.4% to EUR 956 million from the 2004 figure of EUR 1,044 million, which was swollen by EUR 267 million in exceptional gains, mainly from the sale of VWR International. Fourth-quarter EBIT rose 9.3% to EUR 141 million.

Due to lower interest payments, the financial result for 2005 dropped 25% to just EUR –62 million. For the fourth quarter, the financial result fell 33% to only EUR –14 million. Thus, full-


MERCK

year profit before tax declined 7.0% to EUR 893 million; fourth-quarter profit before tax rose 17% to EUR 127 million.

Merck's underlying tax rate dropped to 28.6% for the full year from 32.4% in 2004. Despite the decline in EBIT, the excellent financial result and tax rate put Merck's 2005 bottom line slightly ahead of the record set in 2004. Merck was able to show a slight increase in full-year profit after tax to EUR 673 million. Fourth-quarter profit after tax jumped 34% to EUR 114 million.

As a result of this good performance, Merck's Executive Board will propose at the Annual General Meeting of Shareholders on June 30 that the company pay a dividend of 85 cents per share. The dividend for 2004 was 80 cents plus a one-time bonus dividend of 20 cents per share to reflect non-recurring exceptional gains of EUR 267 million, mainly from the sale of VWR International.

The number of Merck employees worldwide increased 0.9% to 29,133 as of December 31, 2005, compared to the previous year.

Highlights

Merck's sales of Erbitux grew steady throughout 2005, reaching EUR 65 million in the fourth quarter and EUR 218 million for the full year. Merck has won marketing authorization in 48 countries around the globe since this targeted cancer treatment was launched in the European Union in mid-2004 for use against colorectal cancer. On December 21, 2005, Swissmedic granted Merck marketing authorization for the additional indication of head and neck cancer. An opinion by the European Medicines Agency (EMEA) is expected in the near future.

Merck's Oncology unit is part of the Ethicals Division, which along with the Generics and Consumer Health Care (CHC) divisions, make up the Pharmaceuticals Business Sector. The sector's sales increased 13% to EUR 3,894 million, accounting for two-thirds of total sales. The Generics Division, the world's third largest generics business, increased its full-year sales by 13%. CHC annual sales rose 6.8% – double the industry average.



Liquid Crystals sales increased 27% to EUR 739 million in the year and jumped 53% to EUR 211 million in the fourth quarter, as demand for large-screen televisions accelerated. In order to maintain its position as market leader in this dynamic field, Merck increased research and development spending by 53% to EUR 69 million during 2005. For the full year, the division's operating result rose 16% to EUR 346 million. The fourth-quarter operating result soared 53% to EUR 107 million as start-up costs for the new production facility in Darmstadt tapered off. The division's full-year ROS and ROCE were 46.8% and 50.3%, respectively, compared to 51.4% and 55.8% in 2004. In the fourth quarter, the division's ROS and ROCE improved to 50.8% and 55.1%, respectively, from 50.7% and 49.0%.

Liquid Crystals is part of Merck's Chemicals business sector, whose full-year sales improved by 13% to EUR 1,900 million – about one-third of the Group's total sales. The other two divisions are Pigments and Life Science and Analytics (LSA). Of special note, LSA's full-year operating result jumped 41%.

Outlook

While LCD monitors and notebooks remained the biggest market for liquid crystals in 2005, the market for large-screen LCD televisions is the fastest growing. DisplaySearch, a leading market research firm, forecasts an average annual growth rate of 10% through 2009 for the LCD industry in general and more than 25% for the LCD-TV market. Merck assumes its Liquid Crystal Division will mirror the growth of its customers in these industries.

With the anticipated approval of Erbitux for the treatment of head and neck cancer in the European Union, Merck sees sales of Erbitux continuing to grow. Indeed, while the Generics Division foresees stiff competition this year, Merck's other five divisions should perform above their 2005 levels.

Therefore, Merck assumes that the good business performance of the Group will continue through 2007. For 2006, the company expects both sales and profit after tax – excluding exceptional items – will increase by high single-digit rates. The tax rate, adjusted for exceptional items, is expected to be slightly less than 30%.




MERCK

Investor Relations Information

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:

This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.



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February 23, 2006

Merck KGaA Receives EMEA Positive Opinion for Erbitux® in Head and Neck Cancer Recommending Approval in the EU

Darmstadt, Germany, February 23, 2006 – Merck KGaA announced today that it has received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the EMEA (European Medicines Agency), for its application to extend the use of Erbitux® (cetuximab) to the treatment of head and neck cancer. With this positive opinion, the CHMP recommends the marketing authorization of Erbitux for this additional indication by the European Commission.

Erbitux is currently licensed in the European Union for metastatic colorectal cancer after being first approved in Switzerland in December 2003. Since December 21, 2005, Erbitux is approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in Switzerland.

When approved by the European Commission, Erbitux will be the first targeted cancer therapy for the treatment of head and neck cancer in the EU. The license extension endorses the use of Erbitux as a first-line treatment in combination with radiotherapy for locally advanced squamous cell carcinoma of the head and neck.

"This is encouraging news for patients who present to their physician for the first time with locally advanced head and neck cancer, as five-year survival rates have traditionally remained poor at around only 33 percent," said Elmar Schnee, Deputy Member of the Executive Board, Business Sector Pharmaceuticals, Merck KGaA. "This confirms the strong and broad activity as well as combinability of Erbitux. We believe that Erbitux is one of the most significant advances in the treatment of head and neck cancer in the last 30 years. It offers the potential for improved control and prolonged survival in this challenging disease.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board: Wilhelm Simson

Executive Board: Michael Römer* (Chairman), Michael Becker*, Jan Sombrock*, Walter W. Zywottek*, Elmar Schnee (Deputy Member)
*General Partners



We are confident that the clear survival benefit demonstrated by Erbitux in head and neck cancer patients reinforces the potential of this medicine in other cancer types."

Today's CHMP decision marks an important milestone in the search for new therapies for head and neck cancer as Erbitux when combined with radiotherapy has shown significant survival improvements and control of locoregional spread of the tumor in patients with this challenging and increasingly prevalent cancer type. Erbitux is an IgG1 monoclonal antibody that blocks the epidermal growth factor receptor (EGFR), which is responsible for tumor growth and spread in various different cancer types and is linked to poor prognosis. By blocking the EGFR, Erbitux works on cancer cells in several ways to inhibit growth, invasion and spread (metastases) of the tumor, repair to cancer cells and angiogenesis (blood supply to the tumor). Erbitux enhances the effects of chemotherapy and radiotherapy.

The license application for locally advanced SCCHN is based on the results from an international, Phase III study of 424 patients, which showed that combining Erbitux with radiotherapy significantly prolonged median survival by 19.7 months (49.0 months vs. 29.3 months, respectively) and increased the median time until locoregional failure by 9.5 months compared with radiotherapy alone (24.4 months vs. 14.9 months, respectively).[1] These statistically significant results are based on an analysis from an independent clinical review committee.

Erbitux is also being studied as a first-line treatment for recurrent and/or metastatic SCCHN in combination with platinum-based chemotherapy. In a Phase III study of 442 patients, Erbitux combined with standard chemotherapy (either cisplatin plus 5-fluorouracil or carboplatin plus 5-fluorouracil) is compared to chemotherapy alone. The primary endpoint is overall survival. Recruitment of this study was recently completed.


MERCK

Head and neck cancer

In Europe alone, around 100,800 people are diagnosed with head and neck cancer and almost 40,000 die from the disease every year.[2] Head and neck cancer is the sixth most frequently occurring cancer worldwide.[3] Head and neck cancer includes cancers of the tongue, mouth, salivary glands, pharynx, larynx, sinus, and other sites located in the head and neck area. About 90 percent of head and neck cancers are of the squamous cell variety[4] and nearly all express EGFR, which is critical for tumor growth.[5] Although there have been significant improvements in chemotherapy and surgical techniques, the disease is often particularly challenging to treat since most patients present with advanced disease, have secondary tumors and suffer from other co-morbidities.[6]

About Erbitux

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux is also being investigated as monotherapy in metastatic and/or recurrent SCCHN, i.e. cancer that has spread beyond the head and neck to other parts of the body or has progressed despite treatment with chemotherapy. In a phase II study of 103 patients for whom prior chemotherapy failed, Erbitux monotherapy was administered.[7] In this advanced patient population, Erbitux monotherapy demonstrated a median survival of 5.9 months compared to 3.4 months seen in a retrospective study of a comparable patient population.[7]

Erbitux has already obtained market authorization to treat colorectal cancer in 50 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia, the Philippines, Taiwan, China, and India for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, the Philippines and India Erbitux is also approved for single agent use.

In addition Erbitux in combination with radiotherapy has been approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in Switzerland and Argentina. In Argentina Erbitux is also approved as monotherapy in patients with recurrent and/or metastatic SCCHN who failed prior chemotherapy. Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

References:

1. Bonner JA et al. Radiotherapy plus Cetuximab for Squamous-Cell Carcinoma of Head and Neck. *N Engl J Med* 2006; 354: 567-78
2. www-dep.iarc.fr. April 2002.
3. Hunter KD et al. Profiling early head and neck cancer. *Nat Rev Cancer.* 2005 Feb; 5 (2): 127-35.
4. Bourhis J and Pinto H. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.



5. Forastiere A, Koch W, Trotti A, Sidransky D, et al. Head and neck cancer. *N Engl J Med* 2001:345(26), 1890-1900.
6. Lefebvre J-L. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.
7. Vermorken J et al. Cetuximab (Erbitux®) in recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN) refractory to first-line platinum-based therapies. *Proc Am Soc Clin Oncol* 2005

All Merck Press Releases are distributed by e-mail at the same time they become available on the Merck Website. Please go to http://www.subscribe.merck.de to register online, change your selection or discontinue this service.

Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2005, a history that began in 1668, and a future shaped by 29,133 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73% interest and free shareholders own the remaining 27%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315



Your Contact
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Fax: +49 6151 72-913321

Investor Relations Information

March 13, 2006

Merck KGaA Announces Takeover Offer for Schering AG

- **Transaction to create a world-class pharmaceuticals and chemicals company**
- **Cash offer of EUR 77 per Schering share, representing total equity value of EUR 14.6 billion**

Merck KGaA announced today its decision to make a public takeover offer to Schering AG shareholders with the goal to combine the two companies and create a world-class pharmaceuticals and chemicals company with combined pro-forma annual revenues of EUR 11.2 billion.

Merck will offer EUR 77 in cash for each Schering share or ADS (American Depositary Share), representing a total equity value of EUR 14.6 billion. This offer price represents a 35% premium to the three-month average unaffected share price and 24% more than the unaffected share price.

"This is an ideal combination for both companies," said Michael Roemer, Chairman of the Executive Board of Merck KGaA. "It provides both companies with the unique opportunity to take a quantum leap and become more competitive and continue to thrive in the consolidating global pharmaceuticals industry. We want to build on the complementary strengths of both companies and we believe that by combining our businesses we can create a more competitive global platform for further sustainable and profitable growth, through stronger resources and focus on R&D, through a larger and more balanced portfolio in key therapeutic areas and through increased geographic reach."

"We have informed Schering's CEO and the Chairman of its Supervisory Board of our intention and hope the Management Board and the Supervisory Board will recommend that

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners


MERCK

the shareholders accept our offer. Irrespective of the Management Board's recommendation, the decision to accept our offer lies with the shareholders. We are confident that they will consider this offer, which represents full and immediate value, as attractive," Michael Roemer said.

E. Merck OHG intends to make EUR 1 billion investment

Jon Baumhauer, Chairman of the Merck Family Council, commented: "We strongly support this transaction. It is the right transaction at the right time as it builds on the achievements to date and improves the growth prospects of both companies. E. Merck OHG intends to make an equity contribution of EUR 1 billion."

Increased scale and critical mass in ethical pharma business to compete more effectively

With combined ethical pharmaceutical sales of EUR 5.6 billion in 2005 and a combined R&D budget of EUR 1.3 billion, the combined company is expected to have greater resources to more effectively compete while remaining focused on specialist markets. The combined company's enhanced product pipeline will comprise more than 30 projects in clinical development, 15 of which are in phase III or filed. The increased R&D budget and pipeline is expected to improve the combined organization's probability of getting products approved and enable them to reach the market faster. The companies together would also have the sales reach to effectively launch these new products in the two biggest markets in the world, the United States and Japan. Also, the new ethicals business will be a more attractive development and commercialization partner to more effectively compete for attractive licensing opportunities.

Oncology will be the future growth-driver of the ethical pharma business

The combination will bring together two very complementary oncology businesses with significant near-term growth potential driven by Merck's highly successful Erbitux® franchise. Future product launches from the combined company's strong and innovative oncology pipeline would benefit from the enhanced global sales and marketing platform. Schering's leading gynecology and andrology franchise, including Yasmin®, the leading oral contraceptive worldwide, is expected to provide the combined ethical pharma business with consistent revenue growth and new product launches. The two companies together will also have the opportunity to build a Central Nervous System franchise around Schering's flagship



multiple sclerosis product, Betaferon®, and the potential launch of Merck's promising Phase IIII product for Parkinson's disease patients, Sarizotan.

Strategy of focused diversification remains a competitive advantage

Merck's successful business model of competing in both pharma and chemicals is strengthened by this combination. The Company's continued emphasis on innovation in niche/specialized markets combined with the commitment to continually invest in high-growth opportunities, should position the combined businesses for sustainable growth. Fuelled by the success of the Liquid Crystals business and a focused set of more stable cash-generating businesses, the combined business is expected to be able to invest in a promising ethical pharmaceuticals pipeline that will provide future profits from Erbitux and other innovative pharmaceuticals products.

Significant value creation, EUR 500 million cost synergy potential

The combination is expected to be significantly value enhancing because it gives the opportunities for accelerated growth through an enhanced global platform in R&D and Marketing and Sales. In addition, based on initial estimates Merck expects a synergy potential of approximately EUR 500 million annually to be realized by 2009.

Merck expects the transaction to have a positive impact on adjusted earnings per share (before transaction related charges and one time restructuring costs). Based on 2005 results, the transaction is accretive to pro-forma adjusted EPS by more than 10% even without taking into account synergies.

Strong financial profile

The tender offer will be initially funded through existing Merck KGaA cash and bridge financing facilities provided by Bear Stearns, Deutsche Bank and Goldman Sachs. The total cash consideration of EUR 14.6 billion will be refinanced through a combination of existing Merck funds, debt and equity. The equity will be raised after the completion of the tender offer through a capital increase of EUR 0.5 billion to EUR 4.0 billion (based on 51% to 100% take-up), as well as the EUR 1.0 billion equity contribution from the Merck Family. Merck KGaA is committed to retain its investment-grade rating and expects a rapid de-leveraging driven by strong operating cash flow. In addition, the Company will carefully consider a compensation of bond holders invested in Merck-Finanz AG's 3.75% EUR 500 million bond in order to avoid deterioration in their actual investment position.


MERCK

Offer Details

The offer will be subject to customary conditions, including the receipt of antitrust clearances, the absence of certain material adverse changes and a minimum acceptance threshold of 51% of Schering AG's share capital at the end of the acceptance period. The full details of the conditions will be disclosed in the offer document, which is expected to be published in early April 2006

Merck is being advised on the transaction by Bear Stearns, Deutsche Bank and Goldman Sachs. The planned capital increase after the completion of the tender offer will be managed by Goldman Sachs and Deutsche Bank.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315


MERCK

Possible purchases outside of the tender offer
Merck KGaA has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or certain of its affiliates or financial institutions on its behalf) to make purchases of shares of Schering Aktiengesellschaft outside of the offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Merck KGaA, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering Aktiengesellschaft outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering Aktiengesellschaft and of Merck KGaA resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

March 13, 2006

Merck KGaA: Karl-Ludwig Kley Named Executive Board Deputy Chairman

The Advisory Board of E.Merck OHG has named Dr. Karl-Ludwig Kley, 54, as deputy chairman of the Merck KGaA Executive Board and general partner of E. Merck OHG, effective September 1, 2006. The appointment is contingent on the termination of Kley's current employment contract with Deutsche Lufthansa AG.

Kley will be responsible for the integration of Schering AG, Berlin. Merck announced earlier today its decision to make a public takeover of Schering, offering its shareholders EUR 77 in cash per share.

Kley has been a member of the Executive Board at Deutsche Lufthansa AG since 1998 and a member of the Supervisory Board of Merck KGaA as well as the Advisory Board of E. Merck OHG since 2004. The latter company oversees the 73% stake the Merck family holds in Merck KGaA. ?

"With his extensive background in the pharmaceuticals industry as well as his experience in responsible positions at two leading German companies, Dr. Kley – unlike anyone else – is well equipped to create a major German pharmaceuticals and chemicals company," said Dr. Frank Stangenberg-Haverkamp, chairman of the Advisory Board of E. Merck OHG. "We, in conjunction with the Executive Board, agreed on Dr. Kley also because his participation on the supervisory board guarantees the continuation of the current successful course on which Merck KGaA is proceeding."

Before moving to Lufthansa, Kley held various leadership positions at Bayer AG in Leverkusen, Germany. There he led the pharma business's sales and marketing operations in Africa, Asia and Latin America before taking over responsibility for corporate finance and



investor relations. During his time at Bayer, he also spent eight years abroad, in Japan and Italy,

Kley completed his law degree in 1979 at the University of Munich and then went on to obtained a PhD. He is married and has a son.

The position of deputy chairman of the executive board has remained vacant since Dr. Michael Roemer was named chairman of the board in November 2005.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Publication of the decision to make a takeover offer (*Übernahmeangebot*) pursuant to Section 10 Para. 1 of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz, WpÜG*)

Bidder:

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH
Frankfurter Straße 250
64293 Darmstadt
Germany
Phone +49 6151 72 2386
Fax: +49 6151 72 7707
E-Mail: steffen.mueller@merck.de

Target:

Schering Aktiengesellschaft
Müllerstraße 178
13353 Berlin
Germany

ISIN: DE0007172009
CUSIP 806585 20 4/ISIN US 8065852043

The offer document will be published on the internet at the web site:
http://www.merck.de

Information of the bidder: Merck Vierte Allgemeine Beteiligungsgesellschaft mbH

Publication of the decision to make an offer pursuant to section 10 para.1 in connection with section 34 of the German Securities Acquisition and Take-over Act (*Wertpapiererwerbs- und Übernahmegesetz, WpÜG*)

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH, Darmstadt, has decided on March 13, 2006 to make an offer to the holders of shares and to the holders of american depositary shares of Schering Aktiengesellschaft, Berlin, to acquire all ordinary shares with no par value (*auf den Inhaber lautende Stückaktien*) of Schering Aktiengesellschaft (ISIN DE 0007172009) and all american depositary shares of Schering Aktiengesellschaft, evidenced by american depositary receipts, (CUSIP 806585 20 4/ISIN US 8065852043) for EUR 77.00 per share or american depositary share, respectively, by way of a voluntary public takeover offer (*freiwilliges öffentliches Übernahmeangebot*).

The bidder is a wholly owned subsidiary of Merck Kommanditgesellschaft auf Aktien, Darmstadt.

The offer document will be published on the internet at the web site http://www.merck.de after the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*) has permitted its publication.

This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.merck.de.

This is not an offer of Merck KGaA's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.

Darmstadt, March 13, 2006

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH

Shares are listed on:
Official Market (*Amtlicher Markt*) in Frankfurt, Berlin-Bremen, Düsseldorf, Hamburg, München;
OTC Markets in Stuttgart, Hannover;

Basel, Genf, Zürich, Switzerland
American depositary shares are listed on the New York Stock Exchange, U.S.A.

Merck Kommanditgesellschaft auf Aktien, Darmstadt, Germany
Ad hoc-Notification pursuant to Section 15 WpHG

Financing of takeover offer for Schering AG via credit facility; subsequent capital increase planned

Our wholly owned subsidiary, Merck Vierte Beteiligungsgesellschaft mbH, Darmstadt, Germany has decided today to offer to all holders of shares and to all holders of american depositary shares of Schering Aktiengesellschaft, Berlin, to acquire all shares of Schering Aktiengesellschaft (ISIN DE 0007172009) and american depositary shares of Schering Aktiengesellschaft, evidenced by american depositary receipts (CUSIP 806585 20 4/ISIN US 8065852043), by a voluntary public takeover offer. A respective notification thereof has been made according to section 10 of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz, WpÜG*). Merck Kommanditgesellschaft auf Aktien already holds 9,661,200 shares of Schering Aktiengesellschaft (4.98% of the registered share capital).

The liquid funds necessary for the offer are made available by a credit facility provided by Deutsche Bank AG, Bear, Stearns International Limited und Goldman Sachs International. It is intended to syndicate this credit facility. Our general partner, E. Merck oHG, will make an equity contribution in the amount of 1 billion Euro. Besides, it is planned that after completion of the public takeover, a portion of the funds provided by the bank syndicate will be paid back with proceeds raised in a capital increase conducted by us, and, potentially, a hybrid instrument. The size of the capital increase, which presumably will take place in the 3rd quarter of this year, – inter alia – depends on the acceptance rate of the public takeover offer and will potentially range between 0.5 billion Euro and 4.0 billion Euro (proceeds from the rights' issue).

This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares and american depositary shares of Scher-

ing Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.merck.de.

This is not an offer of Merck KGaA's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.

Darmstadt, March 13, 2006

Merck Kommanditgesellschaft auf Aktien
Executive Board



Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

March 17, 2006

Merck KGaA Realigns Chemicals Business Sector

Merck KGaA announced today that it has realigned its Chemicals Business Sector, combining the divisions of Pigments and Life Science & Analytics (LSA), into one division to be called Performance & Life Science Chemicals. Liquid Crystals will remain a separate division within the Chemicals Business Sector. The change is effective April 1, 2006.

"In order to address the changes in the competitive environment of specialty chemicals and to strengthen our Chemicals business, we are realigning the strategy of this business sector," said Walter W. Zywottek, Merck Executive Board Member who assumed responsibility for the Chemicals Business Sector on January 1. "However, the Merck Group's long-term strategy of focused diversification, with the aim of creating a world-class chemicals and pharmaceuticals company, remains firmly in place."

The customer bases of Merck's Pigments and LSA divisions are moving closer together and the Pigments and LSA divisions have duplicate management structures in many regions of the world, Zywottek explained.

This realignment will allow Merck to offer customers a broader range of products and services with "one-stop shopping" without neglecting special, application-oriented expertise.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany
Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

March 24, 2006

Merck KGaA Will Not Increase Its Offer for Schering AG

Darmstadt, March 24, 2006 – Merck KGaA has announced today that it will not increase its offer of EUR 77 per Schering share or ADS (American Depositary Receipt) announced on March 13, 2006.

The Executive Board of Merck KGaA has reached the conclusion that a higher price per Schering share is not justified in the view of Merck and has therefore decided not to pursue the planned takeover of Schering.

"We are still convinced that a combination would have been a good option for both companies," said Michael Roemer, Chairman of the Executive Board of Merck KGaA.

Merck will continue to follow its strategy of focussed diversification based on the two strong pillars of pharmaceuticals and chemicals and will continue to assess all options to strengthen the Pharmaceuticals and Chemicals business sectors.

Important Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.merck.de.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners

This is not an offer of Merck KGaA's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.

Possible purchases outside of the tender offer

Merck KGaA has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or certain of its affiliates or financial institutions on its behalf) to make purchases of shares of Schering Aktiengesellschaft outside of the offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Merck KGaA, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering Aktiengesellschaft outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

Note regarding forward-looking statements

The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering Aktiengesellschaft and of Merck KGaA resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners

Merck Kommanditgesellschaft auf Aktien, Darmstadt, Germany
Ad hoc-Notification pursuant to Section 15 WpHG

Merck KGaA: Merck KGaA Will Not Increase Its Offer for Schering AG

Darmstadt, March 24, 2006 – Merck KGaA has announced today that it will not increase its offer of EUR 77 per Schering share or ADS (American Depositary Receipt) announced on March 13, 2006.

The Executive Board of Merck KGaA has reached the conclusion that a higher price per Schering share is not justified in the view of Merck and has therefore decided not to pursue the planned takeover of Schering.

Important Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.merck.de.

This is not an offer of Merck KGaA's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.

Possible purchases outside of the tender offer

Merck KGaA has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or certain of its affiliates or financial institutions on its behalf) to make purchases of shares of Schering Aktiengesellschaft outside of the offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Merck KGaA, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to

purchase, shares of Schering Aktiengesellschaft outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering Aktiengesellschaft and of Merck KGaA resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Darmstadt, March 24, 2006
Merck Kommanditgesellschaft auf Aktien
Executive Board



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Fax: +49 6151.72-913321

March 28, 2006

Merck KGaA Acquires Agribiotics Holdings Inc.

Strategic investment in technologies for crop enhancement

Darmstadt, March 28, 2006 – Merck KGaA announced today that its Canadian affiliate Nitragin Holding Inc. has acquired 100 percent of the shares of the crop bioscience company Agribiotics Holdings Inc. for approximately EUR 20 million on a cash and debt free basis to gain full access to crop enhancing technologies used in agriculture.

Agribiotics, located in Cambridge, Ontario, is a Canadian developer and manufacturer of legume inoculants, bacteria naturally occurring in soil that enhance legume crop vigor and yield by facilitating nitrogen absorption through the plant's root system. Most recently, Agribiotics expanded its technology portfolio to include novel, patented crop enhancing technologies for use with legumes as well as non-legume crops.

Nitragin, the crop bioscience arm of Merck KGaA's Performance & Life Science Chemicals Division, has been commercializing plant health-promoting products since 2004 and established a global leadership position in this fast-emerging market. Through this acquisition, the company will secure exclusive rights to several crop-enhancing technologies and their applications.

"This acquisition fits well in our Life Science portfolio. It expands our successful line of innovative crop growth enhancers and provides our agricultural customers with a natural alternative to the traditionally used chemicals," commented Walter Galinat, Head of the global Performance & Life Science Chemicals Division.



About Nitragin

Nitragin was founded in 1898 after a Milwaukee entrepreneur purchased rights to a commercial process for the production of nitrogen-fixing rhizobia. The business remained privately owned until 1982. Merck KGaA, Darmstadt, Germany purchased the business in 1991. Now headquartered in Milwaukee, Wisconsin, Nitragin Holding Inc. is committed to advancing yield-enhancing technologies and making these products available to growers.

About Agribiotics

Agribiotics Holdings Inc. is a Canadian company that develops, produces and commercializes inoculant products for the agricultural industry. The company operates via three legal entities, all fully owned by Agribiotics Holdings Inc. With its main focus on innovative technology development, Agribiotics also commercializes legume inoculants in the Canadian and US market. The company is located in Cambridge, Ontario.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315



Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

April 3, 2006

Merck KGaA Receives EMEA Approval for Erbitux® in Head and Neck Cancer

Erbitux approval in European Union heralds hope for head and neck cancer patients

Merck KGaA announced today that the European Commission has granted marketing authorization to extend the use of the targeted cancer therapy Erbitux® (cetuximab), in combination with radiotherapy, for the treatment of patients with locally advanced squamous cell carcinoma of the head and neck (SCCHN). Erbitux will be available for the treatment of head and neck cancer in all 25 member states of the European Union as well as Iceland and Norway in accordance with local legal regulations. Erbitux is already licensed in 53 countries for metastatic colorectal cancer after failure of irinotecan-based chemotherapy.

Erbitux is the first targeted cancer therapy to be approved for the treatment of SCCHN and provides a much-needed new treatment option for this challenging and increasingly prevalent cancer type. The new indication granted by the European Medicines Agency (EMEA) approves Erbitux for use in combination with radiotherapy for locally advanced SCCHN, i.e. cancer that has not yet spread to other parts of the body.

The marketing authorization is based on results of an international, randomized phase III study of 424 patients. For patients treated with Erbitux combined with radiotherapy, median survival significantly improved by nearly 20 months (49.0 months versus 29.3 months) and the duration of locoregional control (ie time from treatment start to spread of the tumor beyond the head and neck) improved by 9.5 months (24.4 versus 14.9 months) compared to radiotherapy alone.[1]

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners


MERCK

"Erbitux takes head and neck cancer treatment an enormous step forward, providing more patients with the potential for a long-term benefit or cure. We are conscious that these results open a new era in the management of locally advanced SCCHN," said Dr. Wolfgang Wein, Merck Senior Vice President Global Oncology Commercialization. "The approval of Erbitux across the EU for a second indication is a continuation of our commitment to ongoing research in the oncology field, with the aim of improving the health and quality of life for cancer patients."

"Head and neck cancer is an extremely challenging cancer type, with five-year survival rates typically low. The approval of Erbitux to treat head and neck cancer represents a major advancement to addressing an escalating unmet medical need," said Dr. James Bonner, M.D., University of Alabama, principal investigator for the study. "Erbitux offers the potential for improved control and extended survival even in severe disease."

The most commonly reported side effect with Erbitux is an acne-like skin rash[1] which is generally manageable[2,3] and has been associated with a good response to therapy in a number of tumor types.[4] Erbitux does not significantly increase typical radiotherapy related side effects, in particular mucositis, in the treatment of locally advanced squamous cell carcinoma of the head and neck.[1]

Erbitux was granted approval by SwissMedic in December 2005 for use in combination with radiotherapy in the treatment of patients with previously untreated advanced SCCHN. On March 1, 2006, the FDA approved Erbitux for use in combination with radiotherapy for the treatment of locally or regionally advanced SCCHN and as a single agent in recurrent or metastatic SCCHN where prior platinum-based chemotherapy has failed.[5] In Argentina, Erbitux is also approved as a single agent and in combination with radiotherapy. Erbitux continues to be studied as a first-line treatment in combination with platinum-based chemotherapy in recurrent or metastatic head and neck cancer (the EXTREME study).

Head and neck cancer

Every year in Europe, around 100,800 people are diagnosed with head and neck cancer and almost 40,000 die from the disease.[6] Head and neck cancer is the sixth-most frequently occurring cancer worldwide.[7] Head and neck cancer includes cancers of the tongue, mouth, salivary glands, pharynx, larynx, sinus, and other sites located in the head and neck area. About 90 percent of head and neck cancers are of the squamous cell variety[8] and more than


MERCK

90 percent of these express EGFR, which is critical for tumor growth.[9] Although there have been significant improvements in chemotherapy and surgical techniques, the disease is often particularly challenging to treat since most patients present with advanced disease, have secondary tumors and suffer from other co-morbidities.[10]

About Erbitux

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization to treat colorectal cancer in 53 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia, the Philippines, Taiwan, China, India, Lebanon, Venezuela and Nicaragua for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, the Philippines, Lebanon, Venezuela and Nicaragua Erbitux is also approved for single-agent use.

In addition, Erbitux in combination with radiotherapy has been approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in Switzerland, Argentina and Colombia. In Argentina Erbitux is also approved as monotherapy in patients with recurrent and/or metastatic SCCHN who failed prior chemotherapy. In March 2006, FDA granted approval for both indications in the U.S.

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Extensive background information, pictures and illustrations for Erbitux are available at:
http://www.media-highlights.merck.de

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315



References:

1. Bonner J et al. Radiotherapy plus cetuximab for squamous cell carcinoma of the head and neck. *N Engl J Med* 2006; 354: 567–78
2. Segaert S et al., The management of skin reactions in cancer patients receiving epidermal growth factor receptor targeted therapies. J Dtsch Dermatol Ges. 2005 Aug;3(8):599-606.
3. Segaert S, Van Cutsem E., Clinical signs, pathophysiology and management of skin toxicity during therapy with epidermal growth factor receptor inhibitors. Ann Oncol. 2005 Sep;16(9):1425-33.
4. Saltz L, Kies M, Abbruzzese JL, Azarnia N, Needle M. The presence and intensity of the cetuximab-induced acne-like rash predicts increased survival in studies across multiple malignancies. Proc Am Soc Clin Oncol 2003; 22:Abstract 817.
5. Trigo JM et al. Cetuximab (Erbitux™) monotherapy is active in patients (pts) with platinum-refractory recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN *J Clin Oncol* 2004;22(Suppl. 14s):488s Abstract No. 5502
6. www-dep.iarc.fr. GLOBOCAN. April 2002
7. Hunter KD et al. Profiling early head and neck cancer. *Nat Rev Cancer.* 2005 Feb; 5 (2): 127-35
8. Bourhis J and Pinto H. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.
9. Forastiere A, Koch W, Trotti A, Sidransky D, et al. Head and neck cancer. *N Engl J Med* 2001:345(26), 1890-1900.
10. Lefebvre J-L. Redefining 'State of the Art' in Head and Neck Cancer. Oral presentation, 6th International Conference on Head and Neck Cancer 7-11 August 2004.



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Fax: +49 6151 72-913321

April 27, 2006

Q1/2006: Merck KGaA Profit After Tax Jumps 51% to EUR 184 Million

- **Sales increase 16% to EUR 1.6 billion with all divisions contributing**
- **Liquid Crystals sales rise 60% to EUR 233 million**
- **Erbitux® sales continue to grow, reaching EUR 74 million in Q1**
- **Merck raises outlook, sees double-digit growth in 2006 sales and operating result**

Key Figures:

Merck Group (Mio EUR)	Q1/2006	Q1/2005	(+/- %)
Sales*	**1,576.5**	1,359.2	**16.0**
Operating Result	**288.4**	198.1	**45.6**
Exceptionals	**- 19.4**	- 1.7	**--**
EBIT	**269.0**	196.4	**36.9**
Profit After Tax	**184.4**	121.9	**51.3**
Net Profit After Minorities	**180.8**	119.6	**51.2**
Earnings Per Share (EUR)	**0.95**	0.63	**50.8**

* As of 2006 certain customer rebates are reported as reductions in sales revenues. Figures for 2005 are adjusted accordingly.


MERCK

Q1/2006: Merck Profit After Tax Jumps 51% to EUR 184 Million

Merck Group sales rose by 16% to EUR 1,576 million in the first quarter, with all five divisions – again led by Liquid Crystals and Ethicals – making positive contributions to this growth.

The Group's operating result jumped 46% to EUR 288 million from EUR 198 million. This increase was due entirely to the good business development of the company. Return on sales (ROS: operating result/sales) increased to 18.3% from 14.6% while return on capital employed (ROCE) rose to 25.9% from 18.4%.

As was widely reported in the media, on March 13 Merck made a public offer for Schering AG of EUR 77 per share, representing a total equity value of EUR 14.6 billion, with the goal of combining the two companies and creating a world-class pharmaceutical and chemical company. Ten days later, Bayer offered EUR 86 per share to Schering investors. Merck announced on March 24 that it would not increase its offer as it did not believe that offering a price of EUR 86 or more per share was justified.

The EUR 19 million in fees associated with Merck's efforts to buy Schering were accrued as an exceptional item during the first quarter. It should be noted that Merck still owns 9,661,200 shares of Schering, or nearly 5% of its total shares, which were purchased on the open market prior to March 13 at an average price of EUR 57.50 per share.

Merck's first-quarter earnings before interest and tax (EBIT) increased 37% to EUR 269 million from the year-ago figure of EUR 196 million. Merck's financial result continued to improve, from EUR –19 million in the year-ago quarter to EUR – 11 million in the first quarter of 2006.

Profit before tax rose 45% to EUR 258 million from EUR 178 million the year before. The underlying tax rate dropped to 28% compared to 31% in the year-ago quarter. Thus, profit after tax increased significantly, by 51%, to EUR 184 million from EUR 122 million.
The number of Merck employees worldwide increased 1.7% to 29,624 as of March 31, 2006, compared to the number on March 31, 2005.


MERCK

Highlights

For the first time, Merck's quarterly **Pharmaceutical** sales surpassed the EUR 1 billion threshold – rising 15% to EUR 1,008 million in the first quarter from EUR 879 million in the year-ago quarter.

Erbitux® sales in the first quarter continued to climb, reaching EUR 74 million, a 14% increase compared to sales of EUR 65 million in the fourth quarter of 2005. Merck launched Erbitux in the European Union in July 2004 for the treatment of colorectal cancer and now has marketing authorization for it in 53 countries around the world, with India, Lebanon, Nicaragua and Venezuela joining the list during the first quarter. Erbitux reached another milestone on March 29, when it was approved in the European Union for the treatment of locally advanced squamous cell carcinoma of the head and neck.

Sales by the **Chemicals** business sector increased 29% to EUR 560 million in the first quarter, driven by Merck's strong performance with key customers. The Life Science & Analytics and Pigments divisions have been combined to utilize new opportunities in existing markets and to maximize the global effectiveness of Merck's Chemicals business sector. The new division is named Performance & Life Science Chemicals

Sales by the Liquid Crystals division increased 60% to EUR 233 million in the first quarter compared to the year-ago quarter as demand for big-screen LCD-TVs spread to the United States and China. The division's first quarter operating result improved by 79% to EUR 122 million. ROS rose to 52.4% from 46.8% in the year-ago quarter. ROCE improved to 58.5% from 43.5%.

Outlook

Demand for LCDs will continue to increase and Merck expects its Liquid Crystals division's sales growth will be similar to the growth of display surface area.

With the approval in the European Union of Erbitux for the additional indication of treating head and neck cancer and similar approvals expected to follow throughout the world, sales of Erbitux should continue to grow.




MERCK

Based on the good start in the year by all divisions, the factors listed above and the expected continuation of the current world economic development, Merck is upgrading its guidance for the full year. The company now is confident that its sales and operating result for 2006 will increase at a double-digit rate.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:

This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.



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Fax: +49 6151 72-913321

May 3, 2006

Merck KGaA Announces Proposed Supervisory Board Changes

Change on the Board of Partners of E. Merck OHG Also Announced

The regularly scheduled election of the 12 members of the Supervisory Board of Merck KGaA will be held at the company's up-coming Annual General Meeting on June 30. The four representatives of the limited-liability shareholders are elected at the Annual General Meeting and two members are delegated. The six employee representative members have already been elected in a separate procedure specified for this purpose.

Peter Zuehlsdorff and Dr. Karl-Ludwig Kley, who will assume the position of Vice Chairman of the Executive Board of Merck KGaA on September 1, 2006, are not available for re-election. The Supervisory Board proposes to the Annual General Meeting that these members be replaced by Professor Dr. Dr. h.c. Rolf Krebs and Professor Dr. Theo Siegert. Dr. Arend Oetker and the Chairman of the Supervisory Board, Professor Dr. Wilhelm Simson, are available for re-election. The delegated members, who represent the Merck family, are Jon Baumhauer and Albrecht Merck.

As of September 1, Professor Dr. Theo Siegert will also become a member of the Board of Partners of E. Merck OHG, succeeding Dr. Karl-Ludwig Kley in this capacity.

"We are very pleased that Professor Krebs and Professor Siegert have agreed to stand for election to the Supervisory Board. Based on their extensive corporate experience with Boehringer Ingelheim and Haniel – both of which, like Merck, are family-owned companies with a long-term focus – they will be able to advise and support the successful efforts of Merck," said Jon Baumhauer, Chairman of the Board of Management of E. Merck OHG and Chairman of the Family Board. "At the same time, I would like to cordially thank Peter


MERCK

Zuehlsdorff for his many years of service to the Supervisory Board, to which he belonged since the formation of Merck KGaA until the end of last year, and which he chaired in 2004 and 2005."

Professor Krebs (66) has been a member of the Board of Partners of E. Merck OHG since July 1, 2005. Until the end of 2003, he was Managing Partner of C.H. Boehringer Sohn and Chairman of the Board of Managing Directors of Boehringer Ingelheim GmbH. During his active years of employment, he represented the pharmaceutical industry in many capacities including as a Member of the Board of the German Association of Research-Based Pharmaceutical Companies (VFA) and as President of the European Federation of Pharmaceutical Industries and Associations (EFPIA) and the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA).

Professor Siegert (59) had a career spanning more than 30 years with Franz Haniel & Cie. GmbH, where until the end of 2005 he held various executive management positions, most recently as Chairman of the Managing Board. He holds other offices as well, including Chairman of the Foundation Council of the "Stiftung Marktwirtschaft" as well as Honorary Professor focusing on Value-Oriented Company Management at the Ludwig Maximilians University in Munich.

Employee representative members of the Supervisory Board have already been elected. At the conclusion of the Annual General Meeting on June 30, the following persons will belong to the Supervisory Board: works council members Flavio Battisti, Claudia Flauaus and Michael Fletterich; Dr. Daniele Bruns, representing the Senior Executives' Committee; and Klaus Brauer and Osman Ulusoy from the IG BCE (German Mining, Chemical and Energy Industrial Union).

The **Board of Partners** of E. Merck OHG is comparable to the Supervisory Board of an AG (German stock corporation). This Board consists of the family members Jon Baumhauer, Karl-Heinrich Kraft, Albrecht Merck, Dr. Norbert Schweickert and Dr. Frank Stangenberg-Haverkamp, and the external members Dr. Karl-Ludwig Kley (until August 31, 2006), Professor Dr. Rolf Krebs, Dr. Arend Oetker, Professor Dr. Theo Siegert (as of September 1, 2006) and Professor Dr. Wilhelm Simson. Chairman of the Board of Partners is Dr. Frank Stangenberg-Haverkamp (57).


MERCK

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

May 29, 2006

Merck KGaA Announces Executive Board Change

Dr. Jan Sombroek to retire, Dr. Karl-Ludwig Kley will assume his duties

Dr. Jan Sombroek, Member of the Executive Board of Merck KGaA and personally liable general partner, will retire at the end of 2006.

Dr. Sombroek (59) has been a Member of the Executive Board since 1997. He is currently responsible for the Group-wide Human Resources and Information Services functions as well as for the Pharmaceutical and Chemicals businesses in Latin America, India, Indonesia, Pakistan, the Philippines, Thailand and Vietnam. Externally, he is chairman of the Trade Association of Southern Hesse and treasurer of the German Chemical Society (GDCh). After earning a doctorate in Chemistry at the University of Cologne, Sombroek began his career with Merck in 1975 as the head of a laboratory in Medicinal Chemistry. In 1983, he was appointed Head of Cardiovascular within Medicinal Chemistry and in 1990 he took over the leadership of Medicinal Chemistry. After a research sabbatical at the National Institutes of Health (NIH) in Bethesda, Maryland, he returned to Darmstadt to become Head of Pharmaceutical Project Management and Head of Preclinical Research and Development in 1993.

Dr. Michael Römer, Chairman of the Executive Board, who made the announcement at a global corporate meeting of Merck senior executives, emphasized the high esteem in which Dr. Sombroek is held and the close personal ties they share, having "traveled together down the same long road" that began with development work on the successful beta-blocker bisoprolol and will end after ten years together on the Executive Board.



Dr. Karl-Ludwig Kley, Vice Chairman of the Executive Board and personally liable general partner at Merck as of September 1, will take over Dr. Sombroek's responsibilities on January 1, 2007.

Elmar Schnee, Deputy Member of the Executive Board since November 2005 with responsibility for the Pharmaceuticals business sector, will become a full Member of the Executive Board and personally liable general partner as of July 1, 2006.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315




RECEIVED
2007 JAN 19 A 10:32

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investor.relations@merck.de
Fax: +49 6151 72-913321

June 6, 2006

Merck KGaA: Erbitux (cetuximab) Continues to Deliver Its Promise

Merck KGaA releases wealth of new Erbitux (cetuximab) data at ASCO Meeting

Data presented at the 42nd Annual Meeting of the American Society of Clinical Oncology (ASCO) from a clinical trial involving 1,147 patients whose metastatic colorectal cancer (mCRC) has failed prior irinotecan-based treatment, show that targeted cancer therapy, Erbitux® (cetuximab) plus irinotecan, demonstrated a median survival of 9.2 months.[1] These results clearly confirm in more than 1,000 patients the efficacy and safety of Erbitux plus irinotecan in pretreated patients and provides further evidence that Erbitux is delivering on its promise.

"We are extremely encouraged by the results reported here," said Professor Hansjochen Wilke, Kliniken Essen Mitte, Essen, Germany, lead investigator of the study. "Treating patients whose disease is no longer responding to standard chemotherapies is a challenge for physicians. Erbitux plus irinotecan is proving a highly effective treatment for these patients and has been established as a standard of care in patients failing prior irinotecan-based therapy."

The study, known as MABEL[A], was conducted in 197 centers across eight European countries, and evaluated progression-free survival rates in patients with mCRC whose disease had failed prior irinotecan-based therapy. Patients were treated with Erbitux combined with irinotecan. The progression-free survival rate was 61 percent at 12 weeks and 34 percent at 24 weeks, clearly confirming the efficacy of this treatment option seen in previous studies.[1]

[A] Monoclonal Antibody Erbitux in a European Pre-License Study

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board: Michael Römer* (Chairman),
Michael Becker*, Jan Sombroek*,
Walter W. Zywottek*,
Elmar Schnee (Deputy Member)
*General Partners

In addition, preliminary findings from a clinical trial of Erbitux and chemotherapy in previously untreated patients with mCRC were reported by Alan Venook, M.D., Professor of Medicine, University of California, San Francisco on behalf of the CALGB[B]. Patients with untreated mCRC were enrolled in the study and randomized to receive either chemotherapy (randomized between irinotecan/5FU/LV [FOLFIRI] or oxaliplatin/5FU/LV [FOLFOX]) or chemotherapy plus Erbitux. The study, CALGB 80203, was initiated in 2004 and was originally planned to recruit approximately 2,200 patients. Enrollment was closed after accrual of 238 patients due to an evolving standard of care in the first-line treatment of mCRC. The primary endpoint of the study was overall survival and secondary endpoints included response rate, progression free survival and toxicity. As the study was closed prematurely, it is not powered for statistical analysis of progression-free and overall survival, and conclusions are impossible to reach. However, response rate among patients treated with the combination of Erbitux and chemotherapy was significantly higher than that for patients treated with chemotherapy alone (52 percent versus 38 percent, respectively, $p=0.029$).[2]

Investigation of an alternative dosing schedule for Erbitux

Further data presented at the ASCO Annual Meeting show that administration of Erbitux every second week (rather than the current standard weekly dosing) could be an alternative dosing schedule for patients.[3] It could be demonstrated that Erbitux administered at 500 mg/m^2 every second week provided similar pharmacokinetic results compared to the current weekly standard dosing regimen of 250 mg/m^2. This result is of great importance, because it provides the patients and oncologists with flexible dosing convenience.

[B] The Cancer and Leukemia Group B


MERCK

Erbitux phase III studies will continue as planned

Also presented at the conference are early results from several international phase III clinical trials involving over 4,000 patients revealing that the independent Data Safety Monitoring Boards (DSMB) recommended that the Erbitux trials could continue.[4-7] These phase III clinical trials are in challenging cancer types, including mCRC, squamous cell carcinoma of the head and neck (SCCHN) and non-small-cell lung cancer (NSCLC).[4-7]

Two large phase III studies are being conducted in mCRC: EPIC[C,4] (examining the use of Erbitux in combination with irinotecan after failure of oxaliplatin-based chemotherapy in 1,301 patients) and CRYSTAL[D,5] (investigating Erbitux with irinotecan in 1,221 patients as a first-line treatment). These results allow for the continuation of the phase III studies investigating and building on the already exceptional phase II studies that consistently showed high response rates up to 81 percent in the first-line treatment of mCRC. This has allowed nearly one in four patients to have their previously inoperable metastases that have spread to their liver removed by surgery.[8, 9, 10] So far, the only approach in mCRC with the hope for cure is surgical removal of metastases mainly found in the liver.[11,12]

The phase III EXTREME trial[E,6] is investigating the first-line treatment of Erbitux in combination with chemotherapy (cisplatin plus 5-FU or carboplatin plus 5-FU) in 442 patients with recurrent and/or metastatic SCCHN.

The phase III FLEX study[F,7] is examining the survival benefits of first-line use of Erbitux with chemotherapy (cisplatin and vinorelbine) versus chemotherapy alone in 1,125 patients with advanced NSCLC.

"Data on Erbitux presented at this year's ASCO Annual Meeting reinforce the outstanding efficacy in first and later lines of therapy in patients with metastatic colorectal cancer failing prior chemotherapy," said Dr. Wolfgang Wein, Senior Vice President, Global Oncology Commercialization at Merck KGaA. "We are also very encouraged by the new data showing that Erbitux can be administered in an every second week schedule."

[C] European Prospective Investigation of Cancer

[D] Cetuximab combined with iRinotecan in first-line therapY for metaSTatic colorectAL cancer

[E] ErbituX in first-line Treatment of REcurrent or MEtastatic head & neck cancer

[F] First-line in Lung cancer with ErbituX



Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

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About ERBITUX

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization to treat colorectal cancer in 53 countries: Switzerland, the US, Mexico, Argentina, Chile, Iceland, Norway, the European Union, Peru, Australia, Croatia, Israel, Bulgaria, Panama, Guatemala, Colombia, Singapore, Hong Kong, South Korea, Canada, Ecuador, Malaysia, the Philippines, Taiwan, China, India, Lebanon, Venezuela and Nicaragua for the use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. In the US, Argentina, Chile, Mexico, Peru, Singapore, Australia, Panama, Colombia, Guatemala, Hong Kong, Canada, Ecuador, the Philippines, Lebanon, Venezuela and Nicaragua Erbitux is also approved for single-agent use.

In addition Erbitux in combination with radiotherapy has been approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in Switzerland, Argentina, Colombia, the US, the European Union, Norway, Iceland and the Philippines. In Argentina, the US and the Philippines, Erbitux is also approved as monotherapy in patients with recurrent and/or metastatic SCCHN who failed prior chemotherapy.

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma of the head and neck and non-small cell lung cancer. Merck KGaA has also acquired the rights for the cancer treatment UFT® (tegafur-uracil) – an oral chemotherapy administered with folinic acid (FA) for the first-line treatment of metastatic colorectal cancer.

Merck KGaA is also investigating among other cancer treatments the use of Stimuvax® (formerly referred to as BLP25 Liposome Vaccine) in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA. Merck obtained the exclusive worldwide licensing rights from Biomira Inc. of Edmonton, Alberta, Canada, with the exception of Canada where the companies will share rights.



Investor Relations Information


MERCK

References:

1. Wilke H et al. Poster presentation at ASCO, Atlanta, Georgia, 2006; ID number 3549
2. Venook A et al. presentation at ASCO, Atlanta, Georgia, 2006; ID number 3509
3. Tabernero J et al. Poster presentation at ASCO, Atlanta, Georgia, 2006; ID number 3085
4. Abubakr Y et al. Poster presentation at ASCO, Atlanta, Georgia, 2006: ID number 3556
5. Láng I et al. Poster presentation at ASCO, Atlanta, Georgia, 2006: ID number 3555
6. Vermorken J et al. Poster presentation at ASCO, Atlanta, Georgia, 2006; ID number 5537
7. Von Pawel J et al. Poster presentation at ASCO, Atlanta, Georgia, 2006; ID number 7109
8. Diaz Rubio E et al. Presented at ASCO, Orlando, Florida, 2005: abstr 3535
9. Folprecht G et al. Cetuximab and irinotecan/5-fluorouracil/folinic acid is a safe combination for the first-line treatment of patients with epidermal growth factor receptor expressing metastatic colorectal carcinoma. Ann Oncol 2006; 17: 450-456
10. Peeters M et al Eur J Cancer 2005; Supplement 3: Abstract 664
11. Macdonald JS. Adjuvant Therapy of Colon Cancer. *CA Cancer J Clin* 1999; 49 (4), 202-219.
12. Mineo TC et al. Long term results after resection of simultaneous and sequential lung and liver metastases from colorectal carcinoma. *J Am Coll Surg* 2003; 197: 386-391.



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June 14, 2006

Merck KGaA to Sell Its Schering Shares to Bayer AG

- **Value of the transaction EUR 3.7 billion**
- **Cooperations to be considered**

Merck KGaA told Bayer AG today that it will sell its 21.4% (21.8% according to SEC calculations) stake in Schering AG to Bayer AG. This was agreed upon today during a discussion between Werner Wenning, Bayer's Chief Executive, and Dr. Michael Roemer, chairman of the Merck KGaA Executive Board.

Merck will sale its total Schering stake – 41,529, 770 shares – at a price of EUR 89 per share. The total value of the transaction is EUR 3.7 billion. This will result in an extraordinary gain of EUR about 400 million, which Merck will book in the second quarter.

In addition, Merck and Bayer have agreed in discussions to consider the possibility of expanding current cooperations and developing further ones.

"We are convinced that we have reached an agreement that is advantageous for all the companies involved and that it will strengthen their potential for the future," said Dr. Roemer.

Merck's purchase of Schering shares between May 30 and June 14 was intended to secure its long-term strategic interest in Schering. Dr. Roemer commented: "Short-term profit gained through speculation was never our goal and is certainly not a motive for a company that thinks in generations. But, when an option to secure ones position arises, a company has the responsibility to make every possible effort right up to the very end."

Merck KGaA · Germany

Investor Relations
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64271 Darmstadt
www.investors.merck.de

Investor Relations Information


MERCK

Your Investor Relations Team:

Sascha Becker	Tel.: +49 6151 72-3706
Dr. Monika Buttkereit	Tel.: +49 6151 72-2584
Susanne Zeichner	Tel.: +49 6151 72-3315


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Ad hoc-announcement § 15 WpHG

Merck KGaA: Merck to Transfer Its Schering Shares to Bayer

Merck today agreed -- in the context of Bayer's current takeover offer to Schering shareholders -- that it will transfer to Bayer its 21.4% stake. Merck will transfer its total holding of 41,529,770 Schering shares at a price of EUR 89 per share, resulting in a transaction value of EUR 3.7 billion.

Darmstadt 14.06.2006



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June 23, 2006

Merck KGaA: Sarizotan Phase III Studies Did Not Meet Primary Efficacy Endpoint

Merck KGaA announced today the completion of two Phase III clinical trials of Sarizotan in advanced Parkinson's disease patients suffering from dyskinesia.

The two placebo-controlled double-blind Phase III studies (PADDY-1 and PADDY-2) were performed in 15 countries worldwide in over 1,000 Parkinson patients with disabling dyskinesia. The treatment duration was six months with the first endpoint reached after three months. Sarizotan 1-mg tablets or a matching placebo were administered twice daily. The primary target variable of efficacy was based on the Unified Parkinson's Disease Rating Scale (UPDRS) and included measures of severity as well as duration of patients' dyskinesia. Treatment response was defined as a 25% improvement or greater in the primary endpoint.

The Phase III studies in the present design did not confirm the Phase II findings nor the results from preclinical studies. A statistically significant difference of the primary target variable between Sarizotan and placebo could not be demonstrated in these studies. Therefore a filing and launch in this indication will not be possible. Merck does not plan to pursue further development of this compound.

It is planned to present the results of the PADDY-1 and PADDY-2 studies at the Movement Disorder Society's 10th International Congress of Parkinson's Disease and Movement Disorders in Kyoto later this year.

Sarizotan is a full agonist at serotonin 5-HT_{1A} receptors and also shows high affinity to dopamine D_3 and D_4 receptors.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de


MERCK

Parkinson's disease is the second most common neurodegenerative disease after Alzheimer's disease. The typical clinical symptoms of Parkinson's disease are tremor, rigidity and bradykinesia (slowing down of movements). The prevalence of Parkinson's is estimated at approximately 1 million patients in the US and 1.3 million in the EU. In the early stage, most patients can be treated sufficiently with available anti-Parkinson drugs. However, after years of treatment, unavoidable complications occur such as motor fluctuations (unstable response to treatment) and dyskinesia, which is characterized by involuntary turning or twisting movements. To date, no drug is approved for this troubling condition.

Your Investor Relations Team:

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Ad hoc-announcement § 15 WpHG

Merck KGaA: Development of Sarizotan to treat Parkinson's patients will not be pursued

Merck KGaA decided, after analysis of data from Phase III clinical trials of Sarizotan in advanced Parkinson's disease patients suffering from dyskinesia, not to file for approval and not to pursue further development of the compound. The studies (PADDY-1 and PADDY-2) did not confirm Phase II results or results from preclinical studies.

Darmstadt, 23.06.2006



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July 20, 2006

Merck KGaA and ImClone Systems Amend and Supplement Erbitux Agreement

Merck KGaA and ImClone Systems Incorporated (NASDAQ: IMCL) announced today that they have entered into agreements amending and supplementing the 1998 development and license agreement covering Erbitux® and certain other work in the field of EGFR-targeted antibodies.

As part of the agreements, ImClone Systems consented to Merck's sublicense of certain intellectual property rights surrounding the development and commercialization of an anti-EGFR antibody to Takeda Pharmaceutical Company. Merck and Takeda signed an alliance in September 2005 for the development and commercialization of matuzumab (EMD72000), a humanized EGFR-targeting monoclonal antibody.

The agreements also contain certain reciprocal rights, including the sharing of confidential technical information which gives the companies freedom to operate in the development and commercialization of Merck's matuzumab outside the US and Canada and of ImClone Systems' IMC-11F8 within the US and Canada.

Merck agreed to pay ImClone EUR 2.5 million upon execution of the agreement and a further EUR 5 million upon ImClone's written consent to the sublicense. In addition, Merck agreed to increase its fixed royalty to 9.5% for all sales of Erbitux outside the US and Canada, effective July 1, 2006.

"These agreements will allow Merck and Takeda to move forward as quickly as possible with the development of their oncology pipeline products," said Elmar Schnee, Merck Executive Board Member with responsibility for the Pharmaceutical business sector. "It is also a recognition of both parties' achievements in the fight against cancer."

Merck KGaA · Germany

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64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson


MERCK

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July 26, 2006

Q2/2006: Merck KGaA Profit After Tax Doubles to EUR 538 Million

- **Sales increase 4.5% to EUR 1.5 billion with all divisions contributing**
- **Operating result improves by 24% to EUR 252 million**
- **Merck confirms outlook: double-digit growth in 2006 sales and operating result**

Key Figures:

Merck Group (Mio EUR)	Q2/2006	Q2/2005	(+/- %)	1-6/2006	1-6/2005	(+/- %)
Sales*	**1,520.7**	1,455.3	**4.5**	**3,097.2**	2,814.5	**10.0**
Operating Result	**251.5**	202.9	**24.0**	**539.9**	401.0	**34.6**
Exceptionals	**397.5**	137.4	**189.3**	**378.1**	135.7	**178.6**
EBIT	**649.0**	340.3	**90.7**	**917.9**	536.7	**71.0**
Profit After Tax	**538.0**	252.1	**113.4**	**722.4**	374.0	**93.1**
Net Profit After Minorities	**528.5**	248.3	**112.9**	**709.3**	367.9	**92.8**
Earnings Per Share (EUR)	**2.77**	1.30	**113.1**	**3.71**	1.93	**92.2**

* As of 2006 certain customer rebates are reported as reductions in sales revenues.
Figures for 2005 are adjusted accordingly.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek


MERCK

Merck Group sales rose 4.5% to EUR 1,521 million in the second quarter, with all five divisions – again led by Liquid Crystals and Ethicals – making positive contributions to this growth.

The Group's operating result rose 24% to EUR 252 million from EUR 203 million. This increase was due to good business development and cost control measures rather than large one-off payments. Return on sales (ROS: operating result/sales) increased substantially to 16.5% from 13.9% while return on capital employed (ROCE) rose to 22.2% from 18.5%.

Merck announced on March 24 that it would not engage in a bidding war for Schering AG by offering more than Bayer's bid of EUR 86 per share. When it appeared that Bayer's plan to acquire 75% of the Berlin-based company might fail, between May 30 and June 14 Merck expanded its nearly 5% stake to 21.4%, or 41,529,770 shares, with a total value of EUR 3.7 billion in order to protect its long-term strategic interest in Schering. Merck agreed to sell its stake to Bayer for EUR 89 per share on June 14 only after Bayer itself began to buy shares of Schering and announced that it would launch a mandatory offer. Having purchased the shares at an average price of EUR 79.35, Merck recorded an exceptional gain of EUR 397 million in the second quarter.

As a result, second-quarter earnings before interest and tax (EBIT) nearly doubled to EUR 649 million from the year-ago figure of EUR 340 million. Merck's financial result continued to improve, to EUR – 7 million from EUR – 18 million in the year-ago quarter.

Profit before tax doubled to EUR 642 million from EUR 322 million in the second quarter of 2005. Although Merck's second quarter tax bill rose 49% to EUR 104 million because of the gain on the Schering stake, the underlying tax rate (before exceptional items) dropped to 29.7% compared to 33.4% in the year-ago quarter. Profit after tax more than doubled to EUR 538 million from EUR 252 million in the second quarter of 2005.

Highlights

Pharmaceuticals sales again surpassed the EUR 1 billion level in the second quarter, increasing 4.4% to EUR 1,009 million. The Pharma operating result rose 10% to EUR 120 million.



Erbitux® sales in the second quarter rose 56% to EUR 81 million compared to EUR 52 million in the year-ago quarter, aided by the approval in the European Union in late March 2006 for the new indication of head and neck cancer. Merck now markets Erbitux in 52 countries around the world.

Merck **Generics** increased its operating result by 7.8% to EUR 75 million despite intense price pressures and government cost-containment policies.

The **Chemicals** business sector's sales rose 5.3% to EUR 503 million in the second quarter and the operating result continued its outstanding growth, increasing 31% to EUR 146 million due to the performance of the Liquid Crystals division.

Sales by the **Liquid Crystals** division increased 8.4% to EUR 198 million in the second quarter. While this is lower than the exceptionally large sales growth of the first quarter, it is quite acceptable given the somewhat restrained second quarter business development of the LCD manufacturers. LCD televisions continued to be the growth driver for the division's sales. The division's operating result increased 34% to EUR 105 million, largely due to efficiency improvements in production. ROS rose to 53.0% from 42.7% and ROCE increased to 48.2% from 44.4%.

The newly created division **Performance & Life Science Chemicals** increased its operating result by 24% to EUR 41 million.

Outlook

Merck's sales of liquid crystals rose 31% to EUR 432 million in the first half of this year, confirming the positive LCD market development predicted by independent researchers. In addition, leading display manufacturers are continuing to invest in modern production facilities. Merck expects that it will participate fully in this dynamic industry with liquid crystal sales growing at a similar pace as display surface area.

European Union approval for Erbitux in the additional indication of head and neck cancer in March 2006 helped to boost sales already in the second quarter and Merck expects that the good sales development for this important medicine will continue.



With positive figures for the first half of 2006 and the expected continuation of the current world economic development, Merck reconfirms its guidance for 2006 – sales will increase at just a double-digit rate while the operating result will rise at a comfortable double-digit rate.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:

This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.


MERCK


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August 29, 2006

Major investment in Germany: Merck KGaA Plans Biopharmaceutical Production Plant in Darmstadt

- **Capital investment of approximately EUR 190 million**
- **190 new jobs**
- **Production of the oncology drug Erbitux®**

Merck KGaA, the German pharmaceutical and chemical company, announced today that it is planning a biopharmaceutical production plant at its headquarters in Darmstadt, Germany. The plant will be used to manufacture the latest generation of biological active ingredients for the treatment of cancer. At an estimated cost of approximately EUR 190 million, this would be the second-largest single investment ever made by the company. Approximately 190 new positions for highly qualified candidates would be created. Production is expected to commence in 2010.

Apart from Darmstadt, other sites in Germany and abroad were considered. "We decided in favor of Darmstadt mainly for strategic reasons. This biopharmaceutical production plant represents a very important technology for Merck and will therefore be constructed at our headquarters," said Dr. Michael Roemer, Chairman of the Executive Board. The excellent infrastructure, highly qualified workforce, internationally acclaimed academic environment and central geographic location were also decisive factors in favor of Darmstadt, he added.

"The decision to start planning a new biopharmaceutical production plant here in Darmstadt is a clear indicator of the competitiveness and the competence of the people who work in Darmstadt. The Works Council therefore welcomes this decision, which we vigorously worked towards in recent months," said Merck Works Council Chairman Flavio Battisti.

Merck KGaA · Germany

Investor Relations
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64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek


MERCK

Initially, the new plant would mainly produce the monoclonal antibody Erbitux® (cetuximab) for the treatment of colorectal and head and neck cancer. Merck acquired the rights to develop and market Erbitux outside the United States and Canada from ImClone Systems, Inc. (New York). In Japan, Merck shares co-marketing rights with ImClone Systems. Merck first launched Erbitux in 2003 and now markets it in 52 countries. Erbitux is currently manufactured for Merck by Boehringer Ingelheim and ImClone Systems. The oncology drug is Merck's single top-selling pharmaceutical product, generating a 56% year-on-year increase in sales to EUR 81 million in the second quarter of 2006.

"Merck has made important contributions in the fight against cancer through our own research and successful alliances," said Elmar Schnee, Merck KGaA Executive Board Member responsible for the Pharmaceuticals business sector. "With Erbitux, we have taken a major step into this growth market. With our own production plant, we will be able to ensure a long-term, rapid, sufficient and high-quality supply of our cancer drugs."

Your Investor Relations Team:

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Dr. Monika Buttkereit Tel.: +49 6151 72-2584
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September 25, 2006

Bernd Reckmann Appointed to the Executive Board of Merck KGaA

E. Merck OHG has appointed Dr. Bernd Reckmann as a General Partner and Member of the Executive Board of Merck KGaA effective January 1, 2007.

Bernd Reckmann (50) will be responsible for Production (Polyproduction and Site Management Darmstadt and Gernsheim), Process Development, Engineering, Purchasing and Environmental Protection. These functions were previously the responsibility of Dr. Michael Römer in addition to his duties as Chairman of the Executive Board. Römer will remain responsible for Legal, Audit and Communications.

"As an experienced Merck manager, Bernd Reckmann ideally complements our new executive management team. Throughout his career, he has consistently demonstrated his ability to align a customer orientation with cost awareness – whether as head of one of our Chemicals divisions or one of our largest subsidiaries," said Dr. Frank Stangenberg-Haverkamp, Chairman of the Board of Partners of E. Merck OHG.

Reckmann is currently Managing Director of the Merck companies in Korea, which play a particularly important role in the Liquid Crystals business. He began his career with Merck in 1986 as a Head of Laboratory in diagnostics research and as Head of the Life Science Products division (now part of Performance & Life Science Chemicals), he was responsible for the Laboratory Chemicals business. Reckmann holds a doctorate in biochemistry. He is married and has two children.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek


MERCK

Investor Relations Information

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner · Tel.: +49 6151 72-3315



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September 25, 2006

Merck KGaA mandates Bear Stearns, Dresdner Kleinwort and Société Générale to finance Serono Acquisition

Merck KGaA announced today that it has mandated Bear Stearns, Dresdner Kleinwort - the investment banking division of Dresdner Bank AG - and Société Générale Corporate and Investment Banking ("Société Générale") as Mandated Lead Arrangers for the EUR 11.5 billion Syndicated Multi-Currency Term Loan and Revolving Credit Facilities ("Facilities").

The Facilities will finance the acquisition of the majority share in Serono SA, fund a public tender offer and provide working capital lines. The Facilities have been fully underwritten by the Mandated Lead Arrangers.

Structure of the Facilities:

Term A:	EUR 2.5 billion	(tenor 1 year)
Term B:	EUR 3.0 billion	(tenor 3 years)
Term C:	EUR 4.0 billion	(tenor 5 years)
R/C:	EUR 2.0 billion	(tenor 5 years)

It is intended to launch syndication by mid of October 2006. Dresdner Kleinwort and Société Générale are the Bookrunners under the Facilities.

In case of any questions relating to the above, please contact:


MERCK

Dresdner Kleinwort

Uwe Steinmetz
Global Finance – Capital Markets
Phone: +49 69 713 14916
Email: uwe.steinmetz@dresdnerkleinwort.com

Bruno Bohlinger
Global Finance – Sales & Distribution
Phone: +49 69 713 14916 / 14284
Email: bruno.bohlinger@drednerkleinwort.com

Societe Générale

Christopher Baines
Debt Capital Markets - Loan Distribution
Phone : + 44 20 7676 6505
E mail : christopher.baines@sgcib.com

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA). The offer document for the public tender offer will presumably be published in November 2006. Only the conditions contained in this offer document will be decisive.

No Offer will be made in the United States of America

The offer will not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements

The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.



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October 17, 2006

Merck KGaA and Glenmark Pharmaceuticals Announce Collaboration Agreement on DPPIV Inhibitor for Type 2 Diabetes

Merck KGaA and Glenmark Pharmaceuticals S.A (Switzerland), a wholly owned subsidiary of Glenmark Pharmaceuticals India (GPL), have entered into an agreement for Glenmark's DPPIV inhibitor GRC 8200, a treatment for type 2 diabetes in Phase II of clinical development. The transaction is expected to close this year upon approval of the exclusive license to GRC 8200 by the U.S. anti-trust agencies under the HSR Act.

Under the agreement, Merck KGaA will develop, register and commercialize GRC 8200 for markets in North America, Europe and Japan, while Glenmark will retain commercialization rights for India. The partners will share commercialization rights for other markets in the remainder of the world. Merck KGaA will bear the cost of all ongoing studies and will be responsible for planning, managing and sponsoring all development activities in the future.

The value of all payments to Glenmark could total up to EUR 190 million, including a EUR 25 million up-front payment and various milestone payments upon successful development and launch of mono-therapy and combination products based on GRC 8200. Upon commercial launch, Glenmark will supply the active ingredient to Merck and will receive royalties on net sales of the product.

"Merck is a world leader in the fight against diabetes and this agreement shows that we remain committed to the battle," said Elmar Schnee, Merck Executive Board Member responsible for Pharmaceuticals. "Our long-term expertise in research, development and marketing of products for type 2 diabetes makes us the perfect partner for GRC 8200."

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek


MERCK

Merck's Glucophage® (metformin) has been on the market for nearly 50 years and still remains the global gold standard for the oral treatment of type 2 diabetes.

According to Glenn Saldanha, MD and CEO of GPL, "This deal is in line with our strategy to collaborate with global partners for our new chemical entities program. The DPPIV inhibitor market is expected to be highly competitive and we are delighted to partner with Merck, a global market leader in oral diabetes medications. Within the scientific community it is widely expected that DPPIV inhibitors will be used in combination with other anti-diabetics. Existing and pipeline drugs from Merck KGaA are excellent candidates for the development of combinations and this would prove a significant advantage for both partners."

About DPPIV Inhibitors:

DPPIV inhibitors are a class of drugs that work by inhibiting the activity of the DPP-IV enzyme, thereby stimulating the secretion of higher levels of insulin. Several DPPIV inhibitors are in development or under review for the US market. When approved, these drugs are expected to constitute a significant part of diabetes therapy by managing blood-glucose levels without the associated risk of hypoglycemia that may be experienced with other diabetes medication. Analysts' estimates project peak annual sales for the DPPIV inhibitor class of products in excess of EUR 9 billion.

About GRC 8200:

GRC 8200, Glenmark's lead DPPIV inhibitor, is a novel, oral DPPIV inhibitor in development for type 2 diabetes. It is currently in Phase II clinical trials in South Africa and India. Phase I studies were conducted by Parexel in the UK and were designed to study the safety and bioavailability of GRC 8200 in humans using single and multiple oral doses on 88 healthy volunteers. The compound was very well tolerated by the subjects at all dosage levels and there were no significant adverse events reported. The study design included eight single-dose regimens with 800mg as the highest dose.

The pharmacokinetic profile of GRC 8200 was linear across the dosage range studied and was found to be favorable to support a once-daily regimen. More than 90% inhibition of the DPP-IV enzyme was observed within 1 hour at all doses tested. The study also included three multiple-dose [10 days] regimens with 300mg/day as the highest dose.


MERCK

In preclinical studies, the compound appears to be effective and well tolerated when given at pharmacological doses. Patent applications have been filed for GRC 8200.

About Diabetes

Globally, type 2 diabetes is one of the most common chronic diseases. The pathological manifestations of the disease include obesity, hypertension, hyperlipidemia and cardiovascular diseases. Diabetes causes significant morbidity and mortality due to long-term micro and macro vascular complications. Based on current estimates, the global prevalence of type 2 diabetes will double from 171 million patients in 2000 to 334 million patients in 2025. The incidence of type 2 diabetes in the US is estimated to be 7% of the population while expenditures on related treatments account for as much as 10% of all healthcare dollars in the US. Furthermore, the incidence of type 2 diabetes is increasing globally at a rapid rate, especially in Africa, South America and Asia, leading to the disease now being considered a worldwide epidemic.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315


RECEIVED
2007 JAN 19 A 10:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


MERCK

Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

October 24, 2006

Q3/2006: Merck KGaA Sales Rise 5% to EUR 1,536 Million

- **Outlook: Sales may end up near 10%, OR up comfortable double-digit**
- **Operating Result declines 9.7% to EUR 262 million on one-off payments in 2005**
- **Profit after tax declines 20% to EUR 148 million due to exceptional items**

Key Figures:

Merck Group (Mio EUR)	Q3/2006	Q3/2005	(+/- %)	1-9/2006	1-9/2005	(+/- %)
Sales*	1,536.1	1,462.6	5.0	4,633.3	4,277.2	8.3
Operating Result	262.3	290.6	- 9.7	802.1	691.6	16.0
Exceptionals	- 47.5	- 13.1	262.0	330.5	122.6	169.6
EBIT	214.7	277.4	- 22.6	1,132.7	814.2	39.1
Profit After Tax	148.3	185.1	- 19.9	870.7	559.1	55.7
Net Profit After Minorities	144.3	181.5	- 20.5	853.6	549.4	55.4
Earnings Per Share (EUR)	0.76	0.95	- 20.0	4.47	2.88	55.2

* As of 2006 certain customer rebates are reported as reductions in sales revenues.
Figures for 2005 are adjusted accordingly.

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de



Q3/2006: Merck KGaA Sales Rise 5% to EUR 1,536 Million

Merck Group results remained on a solid footing in the third quarter with sales increasing 5.0% to EUR 1,536 million as Chemicals slowed down.

The Group's operating result declined 9.7% to EUR 262 million from EUR 291 million in the year-ago quarter when the Ethicals division received two large upfront payments totaling EUR 70 million. Excluding this amount, the operating result would have risen 19%. Return on sales (ROS: operating result/sales) decreased to 17.1% from 19.9% while return on capital employed (ROCE) declined to 21.9% from 26.4%.

Merck announced on September 21 that it had entered into an agreement to purchase the majority stake of the Geneva-based biopharmaceutical company Serono SA. While this event will transform the future of the company, the financial effect on the third quarter was minimal.

Exceptional items during the third quarter included expenses of EUR 13 million in the Generics division for restructuring the business in the United Kingdom and an impairment of EUR 34 million on production equipment and inventories in the Pigments business field of the Performance & Life Sciences Chemicals division. As a result, third-quarter earnings before interest and tax (EBIT) declined 23% to EUR 215 million from EUR 277 million in the year-ago quarter. Merck's financial result continued to improve, to EUR – 8.5 million from EUR – 11 million in the year-ago quarter.

Profit before tax fell 23% to EUR 206 million from EUR 267 million in the third quarter of 2005. Merck's underlying tax rate (before exceptional items) dropped to 26.1% compared to 30.0% in the year-ago quarter. Profit after tax declined 20% to EUR 148 million from EUR 185 million in the third quarter of 2005.

Highlights

Pharmaceuticals sales rose 7.3% to EUR 1,031 million in the third quarter from EUR 961 million in the year-ago quarter. This marks the third consecutive quarter that Pharmaceuticals has posted sales exceeding EUR 1 billion. The business field's operating result fell 24% to EUR 139 million.




MERCK

Erbitux® sales in the third quarter rose 46% to EUR 87 million compared to EUR 59 million in the year-ago quarter. Merck now markets Erbitux in 52 countries around the world. This targeted cancer treatment helped boost sales in the **Ethicals** division by 7.7% to EUR 473 million.

Merck **Generics** increased its sales by 6.4% to EUR 456 million and its operating result by 7.1% to EUR 75 million in spite of a very competitive environment. The **Consumer Health Care** division posted a sales increase of 10% to EUR 103 million and an operating result rise of 57% to EUR 24 million.

The **Chemicals** business sector's sales rose slightly to EUR 496 million in the third quarter and the operating result increased 12% to EUR 137 million.

Sales by the **Liquid Crystals** division increased 4.4% (organically 7.7%) to EUR 207 million in the third quarter. An inventory build-up in the liquid crystal display industry that began in the second quarter and continued into the early part of the third quarter now appears to be resolved. The division's operating result increased 13% to EUR 104 million. ROS rose to 50.3% from 46.4% and ROCE declined to 46.8% from 49.7%.

Sales by the **Performance & Life Science Chemicals** division, created at the beginning of 2006, declined 1.5% to EUR 289 million but increased organically by 2.2%. The operating result increased by 7.1% to EUR 33 million.

Outlook

While increasing at a single-digit rate in the third quarter, sales of liquid crystals for the first nine months of 2006 rose 21% to EUR 639 million compared to the same period in 2005, in line with the market development. Merck's major customers in the LCD industry are confident that they have overcome the issue of excessive inventories that occurred in the second quarter and the beginning of the third quarter.

With more countries approving Erbitux for the additional indication of head and neck cancer, Merck expects that the good sales development for this important medicine will continue. Five major clinical studies involving Erbitux in treating various cancer indications are underway. However, it is impossible to forecast when these other cancer indications might be approved.



Based on the above and the company's performance for the first nine months of the year, Merck is adjusting its guidance on its sales for 2006. It now expects the full-year sales growth rate will end up near 10%. The company reconfirms its guidance that the operating result for 2006 will rise at a comfortable double-digit rate.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Forward-looking statements:
This press release contains forward-looking statements such as statements of future expectations or estimates of expectations of Merck KGaA's future performance, growth, financial situation or results. These statements are based on management's current view and assumptions. Various known and unknown risks, uncertainties and other factors may cause the company's future performance, growth, financial situation or results to differ materially from what is expressed or implied in such forward-looking statements.

Forward-looking statements are as of the date they are made. Notwithstanding any legal obligations, Merck KGaA disclaims any intention or obligation to update or revise such forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Serono SA – No offer will be made in the United States of America
The public tender offer mentioned in this report will not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.



Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

November 6, 2006

Merck KGaA: Survival Data Available From Two Randomized Erbitux Studies in Metastatic Colorectal Cancer

- **Erbitux improves overall survival in third-line treatment setting (NCIC-CO.17)**
- **Phase III study in second-line setting (EPIC) does not show significant difference in overall survival due to post study therapy, however progression-free survival and response rate are highly in favor of Erbitux combined with irinotecan**

Merck KGaA announced today the results of two Phase III studies of Erbitux® in metastatic colorectal cancer (mCRC). In a Phase III study (EPIC[1]) Erbitux strongly favored the secondary endpoints of progression-free survival and response rate. However, the study did not meet the primary endpoint of overall survival, possibly due to the fact that a considerable number of patients in the irinotecan arm who had progressed on their therapy, subsequently received Erbitux plus irinotecan, a highly active treatment. The improvement in progression-free survival in the EPIC study is also very important for the CRYSTAL[2] study currently underway in the first-line setting of mCRC, which has progression-free survival as the primary endpoint.

Another Phase III study (NCIC-CO.17) conducted by the National Cancer Institute of Canada Clinical Trials Group (NCIC CTG) in collaboration with the Australasian Gastro-Intestinal Trials Group (AGITG), evaluated Erbitux monotherapy versus best supportive care after failure of irinotecan, oxaliplatin, and fluoropyrimidines. A total of 572 patients were recruited. This study met its primary efficacy endpoint showing a statistically significant improvement in overall survival. These are the first data of an EGFR targeted antibody to demonstrate overall survival in the third-line treatment setting.

[1] European Prospective Investigation of Cancer

[2] Cetuximab combined with iRinotecan in first line therapY for metaSTatic colorectAL cancer

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek


MERCK

"The observed differences in progression-free survival and response rate in EPIC, clearly demonstrate the activity of Erbitux in the treatment of metastatic colorectal cancer. It is well known that survival differences are difficult to achieve in diseases where multiple lines of active treatments are available," said Dr Wolfgang Wein, Senior Vice President, Global Oncology Commercialization at Merck KGaA. "The results of the Erbitux monotherapy study are extremely encouraging as they reflect the power of Erbitux to attack cancer cells and significantly improve patient survival when all other conventional therapies have failed. This clearly differentiates Erbitux from other EGFR-targeting therapies that did not show a survival benefit in this setting."

Erbitux in combination with irinotecan after irinotecan failure has been established as the standard of care in many countries around the world. Merck KGaA will continue to study Erbitux in both the adjuvant and metastatic colorectal cancer settings. Phase III studies in colorectal, non-small cell lung, pancreatic and head and neck cancers are also ongoing. These trials reflect Merck KGaA's continued confidence in Erbitux and its commitment to finding new treatment options for patients with cancer.

The EPIC study evaluated approximately 1,300 patients who had failed first-line oxaliplatin-based chemotherapy. Patients were randomized to receive either irinotecan plus Erbitux, or irinotecan alone. Patients were treated until their disease progressed. Upon disease progression study treatment was stopped and further treatment was at the discretion of the physician. The results showed that Erbitux plus irinotecan did not meet its primary efficacy endpoint of improving overall survival, compared to irinotecan alone. However, the secondary endpoints of progression free survival and response rate were strongly in favor of Erbitux. The primary endpoint could have been impacted by the fact that a considerable number of patients received the active treatment of Erbitux plus irinotecan after failing irinotecan therapy. Analysis of the final data, including secondary efficacy endpoints, as well as the impact of subsequent therapies on overall survival, is ongoing.

These positive results for both studies are expected to be submitted for presentation at an upcoming medical conference in 2007.

CRC is a major health concern, with more than 370,000 people developing colorectal cancer in Europe per year, accounting for 13 percent of the total cancer burden and around 200,000

deaths.[1] Approximately 25 percent of patients present with metastatic disease.[2] Five-year survival rates for patients with mCRC are as low as 5 percent.[3]

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

About the studies

EPIC is a randomized Phase III study comparing Erbitux plus irinotecan to irinotecan in irinotecan-naïve, epidermal growth factor receptor-expressing mCRC patients who have failed prior oxaliplatin-based chemotherapy. Patients were randomized to one of two arms:

- Arm 1 (n = 648): Patients received an initial dose of Erbitux (400mg/m^2) followed by a weekly dose of Erbitux (250mg/m^2), and irinotecan 350mg/m^2 every three weeks.
- Arm 2 (n = 650): Patients received irinotecan 350mg/m^2 every three weeks.

The primary endpoint is overall survival. The secondary endpoints are progression-free survival, overall response rates, safety and quality of life. The study is being carried out in centres across Europe, Australia, Asia and the US.

The best supportive care study is a randomized, open-label, multicenter Phase III study, sponsored by the National Cancer Institute of Canada Clinical Trials Group and the Australasian Gastro-Intestinal Trials Group. Patients were randomized to one or two treatment arms:

- Arm 1 (n = 287): Patients received an initial dose of Erbitux (400mg/m^2) followed by a weekly dose of Erbitux (250mg/m^2). Patients also received best supportive care, defined as measures designed to provide palliation of symptoms and improve quality of life as much as possible.
- Arm 2 (n = 285): Patients received best supportive care as in arm 1.

In both arms, treatment continues in the absence of disease progression or unacceptable toxicity.

The primary objective of the study was to compare survival of patients with metastatic epidermal growth factor receptor-expressing CRC treated with Erbitux and best supportive care versus best supportive care alone. The secondary objectives include the time to disease progression, tumor response rate, quality of life, toxicity and economic analysis.

About ERBITUX

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 59 countries. It has been approved for the treatment of colorectal cancer in 58 countries so far: Argentina, Australia, Bulgaria, Canada, Chile, China, Colombia, Croatia, Ecuador, El Salvador, the European Union, Guatemala, Hong Kong, Iceland, India, Israel, Lebanon, Malaysia, Mexico, Montenegro, New Zealand, Nicaragua, Norway, Panama, Peru, the Philippines, Romania, Serbia, Singapore, South Korea, Switzerland, Taiwan, the US and Venezuela for use in combination with irinotecan in



patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. Erbitux is also approved for single-agent use in: Argentina, Australia, Canada, Chile, Colombia, Ecuador, El Salvador, Guatemala, Hong Kong, Lebanon, Mexico, New Zealand, Nicaragua, Panama, Peru, the Philippines, Singapore, the US and Venezuela.

In addition, Erbitux in combination with radiotherapy has been approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in 44 countries: Argentina, Brazil, Bulgaria, Chile, Colombia, the European Union, Hong Kong, Iceland, India, Israel, Malaysia, Mexico, Montenegro, Norway, the Philippines, Romania, Serbia, Switzerland, Taiwan and the US. In Argentina, Chile, Israel, Mexico, the Philippines and the US, and Erbitux is also approved as monotherapy in patients with recurrent and/or metastatic SCCHN who failed prior chemotherapy.

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

References:

1. Ferlay J et al. GLOBOCAN 2002: Cancer Incidence, Mortality and Prevalence Worldwide IARC Cancer Base No. 5. version 2.0, IARC Press, Lyon, 2004.
2. Cunningham D et al. *Eur J Cancer* 1993; 29A: 2007–2079.
3. MacDonald JS. *CA Cancer J Clin* 1999; 49 (4): 202–219.


MERCK

Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

November 24, 2006

Merck KGaA completes Financing of Serono Acquisition

Merck KGaA announced today that it has successfully completed the syndication of their EUR 11.5 billion Syndicated Multi-Currency Term Loan and Revolving Credit Facilities ("Facilities"). These Facilities will be used to finance the acquisition of the majority share in Serono S.A., to fund a public tender offer and to provide working capital lines. The syndication received an outstanding support from the international banking market resulting in a substantial oversubscription with 46 banks from 12 countries having acceded to the transaction.

The Facilities had been fully underwritten by Bear, Stearns International Ltd, Dresdner Kleinwort and Société Générale Corporate and Investment Banking ("Société Générale") in September. Dresdner Kleinwort and Société Générale acted as the Bookrunners under the Facilities.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Elmar Schnee,
Jan Sombroek, Walter W. Zywottek



In case of any questions relating to the above, please contact:

Dresdner Kleinwort

Uwe Steinmetz
Global Finance – Capital Markets
Phone: +49 69 713 14916
Email: uwe.steinmetz@dkib.com

Societe Générale

Christopher Baines
Debt Capital Markets - Loan Distribution
Phone : + 44 20 7676 6505
E mail : christopher.baines@sgcib.com.

Important Information
The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA).

Presumably no Offer will be made in the United States of America
The offer will presumably not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.



Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

December 18, 2006

Merck KGaA: European Antitrust Authorities Clear Acquisition of Serono

The European Commission has approved the planned acquisition of Serono SA by Merck KGaA without any restrictions. The transaction already received U.S. antitrust approval on October 30, 2006.

Following the closing of the agreement with the Bertarelli family, which remains planned for early January 2007, Merck will make a public tender offer under Swiss law to the shareholders of Serono for Sfr 1,100 per share.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315



Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA).

Presumably no Offer will be made in the United States of America
The offer will presumably not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.


MERCK

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

January 5, 2007

Merck KGaA to Explore Divestiture of Its Generic Business

Merck KGaA confirmed, that it is evaluating the divestiture of its Generics division (Merck Generics) as one strategic option. Merck is not engaged in initial discussions with any potential buyers. Irrespective of this strategic evaluation Merck still plans to make a capital increase of EUR 2 billion to EUR 2.5 billion within the first quarter of 2007.

Merck Generics has sales in more than 90 countries and is the number 3 ranked generics business in the world. In 2005 Merck Generics reported sales of EUR 1.8 billion and an operating result of EUR 238 million. The division employs approximately 5,000 people worldwide.

"Merck Generics has a strong business with excellent leadership and good growth prospects for the future. However it will need continued investment to fully realize its potential and strengthen its market presence," said Dr. Michael Roemer, Chairman of the Executive Board of Merck KGaA. "In light of the far-reaching changes occurring in the market we are considering as an option the divestiture of Merck Generics to a qualified buyer."

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Bernd Reckmann,
Elmar Schnee, Walter W. Zywottek





Important Information
This document does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from such registration. The issuer of the shares does not intend to register any portion of the offering in the United States or to conduct any public offering of the shares in the United States.



Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

January 8, 2007

Merck Serono Is Launched

- **Top management appointed**
- **Integration process begins**
- **Erbitux production consolidated in Switzerland**

Darmstadt, Germany, January 8, 2007 – Following the successful closing of the Share Purchase Agreement (SPA) and the resolutions passed during the Extraordinary General Meeting of Serono S.A., Merck KGaA today announced the official launch of Merck Serono S.A.

"With the combined innovative power of two strong companies, we have the unique opportunity to create a superb union of pharmaceutical chemistry and biotechnology," said Elmar Schnee, new Chief Executive Officer of Merck Serono S.A. "We want to utilize the best of both companies. A total of 28 projects in clinical development, a combined R&D budget of approximately EUR 1 billion and the two key growth drivers Erbitux® for oncology and Rebif® for the treatment of multiple sclerosis, give us the best foundations for a successful future."

Top management appointed

Merck Serono S.A. will be managed as a subsidiary of Merck KGaA by a **Management Team** comprising:

- Elmar Schnee, CEO of Merck Serono S.A. and Member of the Executive Board of Merck KGaA
- Olaf Klinger, Chief Financial Officer of Merck Serono S.A.
- François Naef, Chief Administrative Officer of Merck Serono S.A.

The **Board of Directors** was already elected at the Extraordinary General Meeting of Serono S.A. on January 5. It comprises:

Merck KGaA · Germany

Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson

Executive Board and General Partners:
Michael Römer (Chairman),
Karl-Ludwig Kley (Vice Chairman),
Michael Becker, Bernd Reckmann,
Elmar Schnee, Walter W. Zywottek



Michael Becker (Chairman), Peter Bohnenblust, Josef Dubacher, Carlo Lombardini, Elmar Schnee, Axel von Wietersheim and Philippe Tischhauser.

Integration process begins

With the closing of the Share Purchase Agreement, the integration process will now move forward. Following the conclusion of the planning phase, 25 integration teams consisting of about 170 integration managers will rapidly implement the integration processes throughout the company. The project will be led by an Integration Steering Committee headed by Karl-Ludwig Kley, Vice Chairman of the Executive Board of Merck KGaA. "The aim is to achieve a clearly performance-oriented organization – a structure based on transparency, fairness, honesty and mutual respect," said Kley.

The Merck Serono division

In the course of 2007, Merck Serono S.A. will be combined with the current Merck Ethicals division and operate as the new Merck Serono division within the Pharmaceuticals business sector of Merck KGaA. The headquarters of this division will be in Geneva, Switzerland. This move will create a leading global supplier of biopharmaceutical products with pro forma sales (2005) of around EUR 3.6 billion and about 14,500 employees worldwide. The R&D budget amounts to about EUR 1 billion.

The **Executive Management Board** of the Merck Serono division will comprise an international team of experienced executives from both companies:
Elmar Schnee (Head), Franck Latrille (Deputy Head, Development, International), Roland Baumann (Strategy, Mangement Process & Compliance), Vincent Aurentz (Business Development, Portfolio Management), Bernhard Kirschbaum (Research), Richard Douge (Marketing), Wolfgang Wein (Oncology), Roberto Gradnik (Europe), Fereydoun Firouz (U.S.), Hanns-Eberhard Erle (Production) François Naef (Human Resources) and Dorothea Wenzel (Controlling).

Special emphasis will be placed on the therapeutic areas of oncology, neurology and autoimmune and inflammatory diseases. In addition, Merck Serono will have a presence in the markets for infertility, metabolic endocrinology, type 2 diabetes and cardiovascular treatments.


MERCK

Globally, Merck Serono will operate under the new name and with a new logo, which will appear on buildings, letterhead and business cards. Pharmaceutical packaging will also be changed to the new design in the coming months and years. In the United States, the business will operate under the name EMD Serono.


MERCK
SERONO
EMD
SERONO

Erbitux production to be consolidated in Corsier-sur-Vevey

For efficiency reasons, the planned production facility for Erbitux will be consolidated in Corsier-sur-Vevey, Switzerland. Merck will continue to invest in its Pharmaceuticals and Chemicals business sectors at headquarters in Darmstadt.

Further steps

Subject to clearance by the Swiss Takeover Board, on January 9 Merck expects to publish the prospectus for the public tender offer under Swiss law for the remaining Serono bearer shares in free float.

In the first quarter of 2007, Merck plans to conduct a capital increase of EUR 2 billion to EUR 2.5 billion to refinance the Serono takeover. In addition, a bond is planned to be issued in the second half of the year.

Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315


MERCK

Important Information
The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA).

In particular, this document does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from such registration. The issuer of the shares does not intend to register any portion of the offering in the United States or to conduct any public offering of the shares in the United States.

No Offer will be made in the United States of America
The public tender offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer cannot be accepted by any such use, means or instrumentality or from within the United States. Copies of the offer prospectus or any related documents are not being mailed or otherwise distributed or sent in or into the United States and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and doing so will render invalid any related purported acceptance of the offer.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.


MERCK

Investor Relations Information

Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

January 9, 2007

Merck KGaA Announces Public Tender Offer for Merck Serono Shares

Merck KGaA announced today that following its acquisition of the majority shareholding in Serono S.A., its renaming to Merck Serono and clearance of the offer prospectus by the Swiss Takeover Board, it is launching a public tender offer to Merck Serono shareholders for all Merck Serono bearer shares in free float.

The offer is for CHF 1,100 net in cash for each Merck Serono S.A. bearer share with a par value of CHF 25. The offer period runs from January 9 to February 5, 2007, 4 p.m. CET and may be extended. The offer is not contingent upon the fulfillment of any conditions.

The offer is not being made to holders of American Depositary Shares (ADS) or American Depositary Receipts (ADR) or to shareholders residing in the United States of America.

Your Investor Relations Team:
Sascha Becker Tel.: +49 6151 72-3706
Dr. Monika Buttkereit Tel.: +49 6151 72-2584
Susanne Zeichner Tel.: +49 6151 72-3315


MERCK

Important Information
The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA).

No Offer will be made in the United States of America
The public tender offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer cannot be accepted by any such use, means or instrumentality or from within the United States. Copies of the offer prospectus or any related documents are not being mailed or otherwise distributed or sent in or into the United States and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and doing so will render invalid any related purported acceptance of the offer.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements
The information in this document may contain "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.



Your Contact
investor.relations@merck.de
Fax: +49 6151 72-913321

Investor Relations Information

January 10, 2007

Merck KGaA: Erbitux Meets Primary Endpoint in First-Line Phase III Metastatic Colorectal Cancer Study

Merck KGaA announced today that a Phase III study of Erbitux® (cetuximab) plus irinotecan-based therapy met the primary endpoint of increasing median duration of progression-free survival in patients with previously untreated metastatic colorectal cancer (mCRC). This randomized Phase III international trial, known as CRYSTAL[1], studied patients treated with Erbitux plus FOLFIRI (irinotecan-based chemotherapy) compared with FOLFIRI alone.

"We are delighted with these results. The data from this controlled clinical trial of an EGFR-targeting monoclonal antibody demonstrate an improvement in progression-free survival in the first-line treatment setting," said Dr Wolfgang Wein, Senior Vice President, Global Oncology Commercialization at Merck KGaA. "They demonstrate the benefit of adding Erbitux to chemotherapy in initial, first-line treatment."

In the CRYSTAL study, more than 1000 patients[1] from around the world were recruited to detect a difference in progression-free survival for the Erbitux plus FOLFIRI arm compared with the FOLFIRI arm alone. Results have been submitted for presentation at the 2007 American Society of Clinical Oncology Annual Meeting in Chicago in June..

CRC is a major health concern, with more than 370,000 people developing colorectal cancer in Europe per year, accounting for 13 percent of the total cancer burden and around 200,000 deaths.[2] Approximately 25 percent of patients present with metastatic disease.[3] Five-year survival rates for patients with mCRC are as low as 5 percent.[4]

[1] Cetuximab combined with iRinotecan in first line therapY for metaSTatic colorectAL cancer

Merck KGaA · Germany
Investor Relations
Frankfurter Straße 250
64271 Darmstadt
www.investors.merck.de

Partnership limited by shares
Commercial Register AG Darmstadt HRB 6164
Registered Office Darmstadt
Chairman of the Supervisory Board:
Wilhelm Simson



Your Investor Relations Team:

Sascha Becker Tel.: +49 6151 72-3706

Dr. Monika Buttkereit Tel.: +49 6151 72-2584

Susanne Zeichner Tel.: +49 6151 72-3315

Notes for editors

About the study

CRYSTAL is a randomized Phase III study comparing Erbitux plus FOLFIRI to FOLFIRI alone in epidermal growth factor receptor-expressing mCRC patients who have not previously been treated. Patients were randomized to one of two arms:

- Arm 1. Patients received an initial dose of Erbitux (400mg/m^2) followed by a weekly dose of Erbitux (250mg/m^2), and FOLFIRI.
- Arm 2. Patients received FOLFIRI alone.

The primary endpoint was progression-free survival. The secondary endpoints are overall survival, response rate, disease control rate, quality of life and safety. The study is carried out in centers across Europe, Australia, Asia, South Africa and Latin America.

About ERBITUX

ERBITUX® is a first-in-class and highly active IgG1 monoclonal antibody targeting the epidermal growth factor receptor (EGFR). As a monoclonal antibody, the mode of action of Erbitux is distinct from standard non-selective chemotherapy treatments in that it specifically targets and binds to the EGFR. This binding inhibits the activation of the receptor and the subsequent signal-transduction pathway, which results in reducing both the invasion of normal tissues by tumor cells and the spread of tumors to new sites. It is also believed to inhibit the ability of tumor cells to repair the damage caused by chemotherapy and radiotherapy and to inhibit the formation of new blood vessels inside tumors, which appears to lead to an overall suppression of tumor growth. The most commonly reported side effect with Erbitux is an acne-like skin rash that seems to be correlated with a good response to therapy. In approximately five percent of patients, hypersensitivity reactions may occur during treatment with Erbitux; about half of these reactions are severe.

Erbitux has already obtained market authorization in 59 countries. It has been approved for the treatment of colorectal cancer in 58 countries so far: Argentina, Australia, Bulgaria, Canada, Chile, China, Colombia, Croatia, Ecuador, El Salvador, the European Union, Guatemala, Hong Kong, Iceland, India, Israel, Lebanon, Malaysia, Mexico, Montenegro, New Zealand, Nicaragua, Norway, Panama, Peru, the Philippines, Romania, Serbia, Singapore, South Korea, Switzerland, Taiwan, the US and Venezuela for use in combination with irinotecan in patients with EGFR-expressing mCRC who have failed prior irinotecan therapy. Erbitux is also approved for single-agent use in: Argentina, Australia, Canada, Chile, Colombia, Ecuador, El Salvador, Guatemala, Hong Kong, Lebanon, Mexico, New Zealand, Nicaragua, Panama, Peru, the Philippines, Singapore, the US and Venezuela.

In addition, Erbitux in combination with radiotherapy has been approved for the treatment of locally advanced squamous cell carcinoma of the head and neck (SCCHN) in 44 countries: Argentina, Brazil, Bulgaria, Chile, Colombia, the European Union, Hong Kong, Iceland, India, Israel, Malaysia, Mexico, Montenegro, Norway, the Philippines, Romania, Serbia, Switzerland, Taiwan and the US. In Argentina, Chile, Israel, Mexico, the Philippines and the US, and Erbitux is also approved as monotherapy in patients with recurrent and/or metastatic SCCHN who failed prior chemotherapy.

About Merck KGaA

Merck KGaA, Darmstadt, Germany, licensed the right to market Erbitux outside the US and Canada from ImClone Systems Incorporated of New York in 1998. In Japan, Merck KGaA has co-exclusive marketing rights with ImClone Systems.

Merck KGaA has an ongoing commitment to the advancement of oncology treatment and is currently investigating novel therapies in highly targeted areas, such as the use of Erbitux in colorectal cancer, squamous cell carcinoma



of the head and neck and non-small cell lung cancer. Merck KGaA has also acquired the rights for the cancer treatment UFT® (tegafur-uracil) – an oral chemotherapy administered with folinic acid (FA) for the first-line treatment of metastatic colorectal cancer.

Merck KGaA is also investigating among other cancer treatments the use of Stimuvax® (formerly referred to as BLP25 Liposome Vaccine) in the treatment of non-small cell lung cancer. The vaccine was granted fast-track status in September 2004 by the FDA. Merck obtained the exclusive worldwide licensing rights from Biomira Inc. of Edmonton, Alberta, Canada, with the exception of Canada where the companies share rights.

References:

1. Lang I et al. ASCO 2006, abstract No. 3555
2. Ferlay J et al. GLOBOCAN 2002: Cancer Incidence, Mortality and Prevalence Worldwide IARC Cancer Base No. 5. version 2.0, IARC Press, Lyon, 2004.
3. Cunningham D et al. *Eur J Cancer* 1993; 29A: 2007–2079.
4. MacDonald JS. *CA Cancer J Clin* 1999; 49 (4): 202–219.